Logitech

2014 Annual General Meeting
Invitation, Proxy Statement and Annual Report

Logitech 2014 Invitation, Proxy Statement & Annual Report

À l'attention de nos actionnaires,
Madame, Monsieur,

Vous recevez le rapport annuel 2014 avec retard, ce dont nous vous prions de bien vouloir nous excuser. Ainsi que nous l'avions annoncé en mai de cette année, l'enquête menée par notre comité d'audit, assisté de conseillers externes indépendants, a nécessité une révision en profondeur de certaines données comptables, en particulier pour les exercices 2011et 2012.

En préalable à la publication du formulaire 10-K, qui doit être finalisé et remis à l'US Securities and Exchange Commission (SEC), et dont dépend la publication du rapport qui vous est destiné, nous avions impérativement besoin de connaître l'issue de ces enquêtes. Celles-ci ont mis en lumière un problème de valorisation des stocks de notre produit Revue, abandonné depuis. En conséquence, nous avons dû procéder à une correction de ces valeurs, augmentant le coût des biens vendus au quatrième trimestre de l'exercice 2011, ainsi que les réserves d'inventaire et les dettes de fournisseurs de composants. Cette correction a induit une baisse du bénéfice net pour l'exercice 2011, celle-ci étant contrebalancée par une hausse identique du bénéfice en 2012. Nous avons aussi apporté d'autres corrections, mineures, aux comptes financiers apparaissant dans le formulaire 10-K et le rapport annuel.

La révision en profondeur, achevée fin octobre, nous donne l'assurance que nos comptes pour les exercices précédents et l'exercice en cours sont désormais exacts. En corollaire, nous avons renforcé notre fonction finance en engageant des collaborateurs familiarisés avec les spécificités des Principes Comptables Généralement Admis aux Etats-Unis (US GAAP) et mis en place des pratiques plus rigoureuses.

Nous avons communiqué les conclusions de notre enquête interne à l'autorité de la Bourse américaine (SEC), qui continue sa propre enquête sur certains des mêmes aspects comptables, et poursuivons notre collaboration avec eux afin de clore définitivement le dossier.

Revue des activités

Nous vous adressons généralement notre lettre annuelle peu après la fin de chaque exercice. Mais le retard de publication de ce rapport annuel 2014 a reporté l'envoi de cette lettre après le premier semestre de l'exercice 2015. C'est pourquoi nous couvrirons l'exercice 2014 tout en incluant, le cas échéant, des données relatives à l'exercice 2015.

L'exercice 2014, qui s'est achevé le 31 mars dernier, a été très bon pour Logitech. Il a marqué un tournant dans l'évolution de notre société et nous a permis de dépasser les objectifs de notre plan de redressement:

- Nous avons enregistré notre première année de croissance depuis 2011, avec un chiffre d'affaires de 2,12 milliards de dollars, en hausse de 1 % par rapport à l'exercice 2013.

- Nous avons dépassé nos prévisions de rentabilité initiales pour l'exercice 2014, avec un résultat opérationnel US GAAP de 77 millions de dollars, contre une perte d'exploitation enregistrée durant l'exercice 2013.

- Notre bénéfice par action US GAAP pour 2014 s'élevait à 0,46 $, contre -1,42 $ l'an dernier.

- Nos activités ont généré 202 millions de dollars de cash-flow opérationnel et nous avons clôturé l'exercice avec 469 millions de dollars de liquidités, soit 136 millions de plus qu'à la fin de la période précédente, et ce même après le versement de 36 millions de dollars de dividendes à nos actionnaires.

La solide performance financière enregistrée en 2014 est le fruit de notre stratégie de redressement, qui avance sur de nombreux fronts. Notre stratégie comprend:

- La génération du chiffre d'affaires dans nos catégories au plus fort potentiel,
- L'optimisation de la rentabilité de nos catégories de périphériques PC,
- Le rétablissement de la rentabilité opérationnelle de deux secteurs d'activité, à savoir LifeSize et télécommandes Harmony.

Favoriser la croissance
Notre catégorie de croissance comprend les périphériques pour les jeux vidéo, les accessoires pour tablettes ainsi que les haut-parleurs mobiles. Ensemble, ces trois secteurs d'activité ont affiché une croissance de 50% par rapport à l'exercice précèdent. Nous sommes fiers des produits que nous avons conçus et la réaction positive des consommateurs se traduit dans la progression de notre part de marché.

Dans le secteur de périphériques pour les jeux vidéo, en hausse de 29% en 2014, nos nouvelles souris « gaming » ont été un succès. La souris de jeu sans fil Logitech G602 Wireless Gaming Mouse a été bien accueillie depuis son lancement en août 2013. Elle offre une autonomie sans précédent de 250 heures, soit plus de 20 fois celle de la souris équivalente de notre principal concurrent. La souris Logitech G502 Proteus Core Tunable Gaming Mouse, commercialisée à la fin de l'exercice 2014, a dépassé nos attentes et celles du marché, générant la forte progression de notre part de marché au premier semestre de l'exercice 2015. Nos casques de jeu affichent, eux aussi, des performances toujours supérieures à celles du marché, le casque de jeu G930 Gaming Headset restant la meilleure vente mondiale. Avec une gamme de produits complètement rafraîchie, les progrès réalisés dans le secteur de périphériques pour les jeux vidéo sont très encourageants.

Le secteur d'accessoires pour tablettes et d'autres accessoires a progressé de 44 % au cours de l'exercice 2014. Les ventes de claviers pour tablettes iPad constituent le principal moteur de cette croissance. Au cours de l'exercice, nous avons également commercialisé des claviers et étuis de protection pour les produits Samsung et élargi notre gamme de produits pour iPad avec des étuis de protection. Nous sommes satisfaits de la performance de nos produits pour tablettes, tenant compte du fait que le marché a, pour sa part, ralenti ces derniers mois, ce qui a pesé sur la dynamique commerciale de ce segment au premier semestre de l'exercice 2015. Nous demeurons cependant confiants quant à l'avenir de cette catégorie et nous avons prévu le lancement dans un futur proche de modèles innovants pour les nouvelles générations de tablettes Apple et Samsung.

La catégorie haut-parleurs mobile a bondi de 161% au cours de l'exercice 2014, grâce à l'UE BOOM Bluetooth speaker, qui a remporté de nombreux prix de design et a continué à tenir toutes ses promesses au premier semestre de l'exercice 2015 avec le renforcement de sa présence dans les points de vente et le lancement de nouvelles fonctionnalités et d'éditions spéciales. En comparaison annuelle, le chiffre d'affaires de cette catégorie a doublé au cours de chacun des six derniers trimestres.

Optimiser les bénéfices
Dans un marché en déclin, notre objectif pour les périphériques PC consiste à optimiser leur rentabilité par des innovations sélectives. Durant l'exercice 2014, la rentabilité accrue de cette catégorie nous a notamment permis d'investir dans nos catégories de croissance. Notre part de marché a par ailleurs progressé dans la plupart des gammes de produits que comprend cette catégorie.

Le clavier Wireless Touch Keyboard K400 est l'une de nos réussites. Les consommateurs l'ont largement adopté pour une utilisation au salon, une nouvelle tendance que nous avons commencé à exploiter. Nous avons lancé avec succès de nouveaux produits dans notre gamme pour Communications Unifiées, destinée prioritairement aux entreprises. Dans cette catégorie, la croissance est à mettre au crédit du succès commercial de la ConferenceCam CC3000e.

Renouer avec la rentabilité
Au cours de l'exercice 2014, notre objectif pour les secteurs d'activité LifeSize et télécommandes Harmony était de renouer avec la rentabilité opérationnelle, et nous l'avons atteint.

Construire le Logitech de Demain

Dans le cadre d'une Vision à long terme, nous voulons faire de Logitech un innovateur puissant et une société de Design. Dans ce contexte, "Design" ne signifie pas simplement le choix de couleurs ou de formes. Dans le sens le plus large du terme, tel que nous le considérons, le Design avec un D majuscule, c'est l'amalgame d'une technologie de pointe, de l'innovation et de la connaissance des attentes des consommateurs afin d'offrir des expériences utilisateur inoubliables. Nous sommes convaincus que le Design, tel que défini ci-dessus, constitue un levier stratégique synonyme de différenciation et générateur de valeur ajoutée pour notre entreprise. Durant l'exercice 2014, nous avons recruté un Chief Design Officer, ainsi que d'autres talents, afin de nous aider à concrétiser cette Vision.

Premiers signes de ce renouveau, les produits Design lancés au cours de cette même période nous ont permis de remporter plus de 20 prix de design, un chiffre sans précédent. La transformation de Logitech en une société de Design, qui n'est qu'à ses tout débuts, est donc sur la bonne voie.

Culturellement, nous nous efforçons de retrouver l'esprit et d'agir comme une petite entreprise afin de gagner en rapidité, en simplicité et en réactivité. Après avoir mis à plat la structure organisationnelle l'an dernier, nous avons cette année entrepris de renforcer les sites clés, tout en promouvant un environnement de travail plus collaboratif, et en décloisonnant les espaces de travail.

Même si nous nous réjouissons de notre bonne performance pour l'exercice 2014, nous avons conscience que nous sommes encore en pleine transformation. Pour pérenniser notre progrès, nous nous efforcerons:

- D'alimenter la croissance. Nous soutenons les ventes de nos catégories de croissance actuelles, tout en alimentant les nouveaux moteurs de la croissance, que nous appelons les graines.

- D'optimiser la rentabilité de nos catégories périphériques PC. Nous continuons à innover dans cette catégorie clé, mais nous investissons avec raison, car nous avons conscience que le déclin de ce marché va continuer.

- De gérer nos charges d'exploitation pour obtenir un effet de levier et nous permettre d'investir dans notre croissance.

- De repousser encore les limites du Design produit. Nous construisons notre marque et notre entreprise avec des produits emblématiques qui, dans un environnement concurrentiel, se distinguent par leur excellence en termes de technologie de pointe, d'innovation et de réponse aux attentes des consommateurs.

- De maintenir notre engagement vis-à-vis de nos actionnaires et récompenser leur soutien par la distribution de dividendes et le rachat d'actions.

La solide performance que nous avons enregistrée durant l'exercice 2014 n'aurait pas été possible sans le dévouement et la détermination de nos collaborateurs, qui participent de façon créative à la transformation de chaque partie de notre société. Nous remercions également nos partenaires, qui œuvrent à nos côtés pour faire évoluer notre entreprise.

Nos remerciements vont aussi à nos administrateurs, qui ont consacré un temps et une énergie considérables à s'assurer que notre restructuration est en bonne voie, tout en supervisant attentivement le processus de l'enquête indépendante. Nous remercions par ailleurs les autorités de SIX Swiss Exchange et du Nasdaq pour leur soutien par l'octroi des délais nécessaires pour le dépôt de nos documents. Enfin nous vous remercions vous, nos actionnaires, pour votre patience et votre confiance sans faille envers Logitech et sa promesse pour le futur.

Nous sommes convaincus que nous bâtissons un avenir de succès pour Logitech.

Guerrino De Luca et Bracken P. Darrell

Président du Conseil d'administration

President et Chief Executive Officer

An unsere Aktionäre

Sie haben den Geschäftsbericht 2014 verspätet erhalten. Wir möchten diesen Brief deshalb mit der Begründung für diese Verzögerung beginnen. Wie wir im Mai dieses Jahres angekündigt haben, hat unser Rechnungsprüfungsausschuss (Audit Committee) mit Unterstützung von unabhängigen Beratern Abklärungen für bestimmte Bereiche unserer Buchhaltung vorgenommen. Wir benötigten die Resultate dieser Abklärungen, um unsere Bilanzen aus den Vorjahren entweder zu bestätigen oder zu korrigieren, und zwar bevor wir unseren Jahresabschluss mit dem Formular 10-K bei der U.S. Securities and Exchange Commission (SEC) einreichen konnten, denn dieses Formular enthält auch Leistungsberichte aus den Vorjahren. Der 10-K-Bericht wiederum musste fertiggestellt und eingereicht werden, bevor wir den Geschäftsbericht, den wir Ihnen in der Beilage zustellen, veröffentlichen konnten.

Die Abklärungen haben ergeben, dass unsere Jahresabschlüsse für die Geschäftsjahre 2011 und 2012 revidiert werden mussten, weil die Rückstellungen für Lagerbestände für unser nicht mehr weitergeführtes Revue-Produkt fehlerhaft ausgewiesen worden waren. Die Berichtigung resultierte in einer Erhöhung der Kosten der im vierten Quartal des Geschäftsjahres 2011 verkauften Produkte und einer Erhöhung der Rückstellungen für Lagerbestände und Lieferantenhaftung für Komponenten. Dies führte zu einer Reduktion des Nettoertrags für das Geschäftsjahr 2011 und zu einer entsprechende Erhöhung des Nettoertrags für das Geschäftsjahr 2012. Aufgrund der Anpassungen des Jahresabschlusses nahmen wir weitere immaterielle Korrekturen der Jahresabschlüsse am 10-K-Formblatt und am Geschäftsbericht vor.

Abgesehen von der Notwendigkeit gewisser Anpassungen und Korrekturen haben die Nachprüfungen aufgezeigt, dass bestimmte Abläufe im Buchhaltungsteam nicht den allgemein anerkannten Rechnungslegungsgrundsätzen (GAAP) entsprachen und dass bei unserem Mitarbeiterstab Lücken in einzelnen Kompetenzbereichen vorhanden waren. Wir arbeiten daran, diese Probleme durch mehr Disziplin in unseren Abläufen und Verfahren und durch neue, entsprechend qualifizierte Mitarbeitende zu beheben.

Wir bedauern die verspätete Publikation des Geschäftsberichts 2014. Nachdem die Nachforschungen Ende Oktober 2014 abgeschlossen worden sind, ist es uns nun jedoch wieder möglich, konzentriert auf unsere Geschäftsziele hinzuarbeiten. Wir haben heute die Gewissheit, dass unsere Bilanzen der letzten Jahre korrekt und unsere Rechnungslegungsverfahren solide sind und dass wir über ein kompetentes Finanzteam verfügen.

Die US-amerikanische Regulierungsbehörde SEC führt derzeit eigene Überprüfungen derselben Aspekte des Rechnungsabschlusses durch, die wir untersucht haben. Wir arbeiten mit der SEC eng zusammen und haben ihr die Ergebnisse unserer unabhängigen Abklärungen weitergeleitet.

Informationen zum Geschäftsverlauf

In der Regel verschicken wir unseren jährlichen Aktionärsbrief kurz nach Ende unseres Geschäftsjahres. Aufgrund der verzögerten Veröffentlichung unseres Geschäftsberichts 2014 erreicht Sie dieser Aktionärsbrief erst im 2. Halbjahr des laufenden Geschäftsjahres. Darin konzentrieren wir uns zwar auf das Geschäftsjahr 2014, werden aber auch einige Anmerkungen zum Geschäftsjahr 2015 anfügen.

Das Geschäftsjahr 2014 war für Logitech erfolgreich. Es war ein Schicksalsjahr für die Neuausrichtung unseres Unternehmens und führte dazu, dass wir unserem Turnaround-Plan voraus sind:

- Mit einem Umsatz von 2,12 Mrd. US-Dollar und einer Steigerung von 1 % gegenüber dem GJ 2013 war es unser erstes Wachstumsjahr seit dem Geschäftsjahr 2011.

- Verglichen mit dem Betriebsverlust im GJ 2013 übertrafen wir im Geschäftsjahr 2014 unseren ursprünglichen Ertragsplan mit einem ordentlichen Betriebsergebnis nach GAAP von 77 Mio. US-Dollar

- Unser Gewinn pro Aktie nach GAAP für das GJ 2014 betrug 0,46 US-Dollar, verglichen mit einem Verlust von -1,42 US-Dollar pro Aktie im Vorjahr.

- Wir haben 2014 aus dem laufenden Betrieb 202 Mio. US-Dollar Cashflow generiert und beendeten das Geschäftsjahr mit 469 Mio. US-Dollar Barmitteln. Das bedeutet eine Steigerung von 136 Mio. US-Dollar gegenüber dem Vorjahr – nach Ausschüttung einer Dividende von 36 Mio. US-Dollar an unsere Aktionäre.

Diesem finanziellen Erfolg für das Geschäftsjahr 2014 liegt eine Turnaround-Strategie zugrunde, die in vielen Bereichen greift. Sie umfasst folgende Punkte:

- Forciertes Umsatzwachstum in jenen Geschäftsfeldern, in denen das meiste Potenzial steckt
- Maximierung der Ertragskraft bei PC-Peripheriegeräten
- Rückführung der zwei Geschäftsbereiche LifeSize und Fernbedienungen zu einem positiven Betriebsergebnis

Schwerpunkt auf Wachstumskräfte
Unsere Wachstumskategorie umfasst PC-Gaming, Tablets und anderes Zubehör sowie mobile Lautsprecher. Zusammengenommen wuchsen diese drei Unternehmensbereiche im GJ 2014 mit 50 % gegenüber dem Vorjahr. Wir sind stolz auf die Produkte, die wir für diese Sparte entwickelt haben. Wir sehen an unserem gewachsenen Marktanteil, dass diese auch von unseren Verbrauchern geschätzt werden.

Im Bereich PC-Gaming, der im GJ 2014 ein Wachstum von 29 % verzeichnete, war unsere neue Maus für Gamer ein Renner. Die Logitech G602 Wireless Gaming Mouse ist seit ihrer Einführung im August 2013 ein großer Erfolg. Sie bietet nie dagewesene 250 Stunden Batterielebensdauer - bis zu zwanzig mal mehr als die Wireless-Maus des führenden Mitbewerbers. Die Logitech G502 Proteus Core Tunable Gaming Mouse, die zum Ende des Geschäftsjahres 2014 eingeführt worden ist, hat sowohl unsere Erwartungen als auch die allgemeine Marktentwicklung übertroffen. Dies hat zu einem bedeutenden Wachstum im ersten Halbjahr des Geschäftsjahres 2015 im Bereich PC Gaming geführt. Unsere Gaming-Headsets entwickeln sich ebenfalls besser als der Markt. Das G930 Gaming Headset ist weiterhin das weltweit meistverkaufte Headset. Die komplett überarbeitete Produktpalette und der neu gestaltete Markenauftritt bestärken uns in den großen Fortschritten, die wir im PC-Gaming-Bereich gemacht haben.

Im Geschäftsjahr 2014 verzeichneten Tablets und anderes Zubehör ein Wachstum von 44 %, wobei der Absatz von Tablet Keyboards für das iPad der wichtigste Wachstumsfaktor ist.

Während des Geschäftsjahres 2014 haben wir mit dem Verkauf von Tablet Keyboards und Taschen für Samsung-Produkten begonnen und unsere iPad-Produktpalette um Taschen erweitert.

Obwohl wir mit den innovativen Produkten, die wir für Tablets eingeführt haben, zufrieden sind, hat der in den letzten Monaten verlangsamte Tablet-Markt unser Umsatzwachstum in diesem Bereich in der ersten Hälfte des Geschäftsjahres 2015 beeinträchtigt. Wir bleiben für diese Sparte aber weiterhin zuversichtlich und werden mit großer Energie innovative Designs für neue Tablet-Generationen von Apple und Samsung einführen.

Bei den mobilen Lautsprechern betrug das Wachstum im Geschäftsjahr 2014 161 %. Der wichtigste Wachstumsmotor in dieser Kategorie war der UE BOOM Bluetooth-Lautsprecher. Er hat mehrere Designauszeichnungen gewonnen und auch im ersten Halbjahr 2015 gute Erfolge erzielt, weil wir seine Präsenz im Einzelhandel ausbauen und aktualisierte Funktionen und Sondereditionen auf den Markt bringen konnten. In dieser Sparte hat sich der Umsatz während der letzten sechs Quartale verdoppelt.

Schwerpunkt auf Ertragsmaximierung
Bei unseren PC-Peripheriegeräten haben wir uns zum Ziel gesetzt, die Ertragskraft zu maximieren, während wir in einem schrumpfenden Markt selektiv Innovationen einführen. Im Geschäftsjahr 2014 ermöglichte uns unsere verbesserte Ertragskraft in diesem Bereich, mehr in unsere Wachstumskategorie investieren zu können. In den meisten Kategorien unserer PC-Peripheriegeräte haben wir Marktanteile gewonnen.

Als grosser Erfolg entpuppte sich unser Wireless Touch Keyboard K400, welches von Kunden weitgehend im Wohnzimmer benutzt wird - ein neuer Trend, dem wir gefolgt sind. Wir haben auch erfolgreich Produkte in unsere Unified Communications-Produktpalette aufgenommen, welche für Unternehmensanwendungen bestimmt ist. Insbesondere die ConferenceCam CC3000e trägt in diesem Bereich zum Wachstum bei.

Schwerpunkt auf Rückkehr zur Rentabilität
Unser Ziel für die Sparte LifeSize und Fernbedienung war es, bis zum Ende des Geschäftsjahres 2014 ein positives Betriebsergebnis zu erwirtschaften. Das ist uns gelungen.

Neuausrichtung von Logitech

Unsere Vision für Logitech ist die Schaffung eines leistungsstarken Innovationsunternehmens, das im Endeffekt ein Designunternehmen werden soll. Unter „Design" sind dabei nicht nur Farben oder Formen zu verstehen – dies wäre eine zu eng gefasste Definition. Der Begriff umschliesst auch die Integration zukunftsweisender Technologie, Innovation und das Verständnis für Verbraucheranliegen zugunsten einer gänzlich neuen Produkterfahrung.

Wir sind davon überzeugt, dass wir Design als strategischen und differenzierenden Faktor einsetzen können, um mehr Wertschöpfung zu generieren. Im Geschäftsjahr 2014 haben wir einen Chief Design Officer eingestellt und unsere internen Design-Talente gefördert, um Logitech's Spitzentechnologie, welche wir in den kommenden Jahren weiter ausbauen wollen, zu stärken.

Im Geschäftsjahr 2014 haben wir eine Reihe von Produkten mit hervorragendem Design auf den Markt gebracht und gewannen mit über 20 Preisen so viele Auszeichnungen wie nie zuvor.

Zwar stehen wir mit der Transformation von Logitech in ein Designunternehmen erst am Anfang, wir sind aber auf dem richtigen Weg.

Wir bemühen uns, unsere Unternehmenskultur wieder zu derjenigen eines kleinen Unternehmens zurückzuführen. In diesem Sinne versuchen wir, schneller, einfacher und agiler zu werden. Nachdem wir die Organisationsstruktur im vergangenen Jahr verflacht haben, wurden im laufenden Jahr diverse Maßnahmen umgesetzt, um ein für die Zusammenarbeit geeigneteres Arbeitsumfeld zu schaffen. Die wichtigsten Standorte wurden konsolidiert und Büroräume geöffnet, damit unsere Mitarbeitenden auch räumlich enger zusammenarbeiten können. Um die Kultur eines Kleinunternehmens zu fördern, werden wir auch weiterhin entsprechende Maßnahmen umsetzen.

Obwohl wir mit unserer Leistung im Geschäftsjahr 2014 zufrieden sind, ist uns bewusst, dass wir uns noch mitten im Turnaround befinden. Um unsere Fortschritte weiter zu festigen, konzentrieren wir uns auf folgende Kernpunkte:

- Förderung des Wachstums. Wir stärken unsere Umsätze in unseren aktuellen Wachstumskategorien und kultivieren neue Wachstumsmotoren – wir nennen sie „Aussaat".
- Maximierung der Ertragskraft in der Sparte PC-Peripheriegeräte. In dieser Kernsparte entwickeln wir Innovationen, investieren aber sehr gezielt, da wir erwarten, dass der Markt für PC-Peripheriegeräte weiter schrumpfen wird.
- Kontrolle unserer betrieblichen Aufwendungen, um unsere operative Beweglichkeit zu fördern und Kapazitäten für Investitionen in Wachstum zu schaffen.
- Grenzen ausloten im Produktdesign. Wir stärken unsere Marke und unser Unternehmen, indem wir moderne Produkte herstellen, die sich im Markt mit ihren ausgezeichneten Eigenschaften durch den Einsatz von zukunftsweisender Technologie, Innovation und Kundennähe von anderen abheben.
- Konsequente Verfolgung des Ziels, für unseren Aktionäre durch Dividenden und Aktienrückkäufe Erträge zu schaffen.

Uns ist bewusst, dass wir unsere gute Leistung im Geschäftsjahr 2014 nicht ohne die Motivation und Einsatzfreude unserer Mitarbeitenden erreicht hätten, die in jeder Funktion in unserem Unternehmen mit Kraft und Innovationsfreude mitgewirkt haben. Wir danken auch unseren Partnern, mit denen wir im Rahmen unserer Turnaround-Aufgabe eng zusammenarbeiten.

Auch den Mitgliedern unseres Verwaltungsrats möchten wir unsere Wertschätzung ausdrücken. Sie alle haben nicht nur beträchtliche Zeit und Energie aufgewendet, um uns bei der Transformation von Logitech zu unterstützen, sondern das Unternehmen auch umsichtig durch die unabhängige Rechnungskontrolle geführt. Wir danken den Aufsichtsgremien an der SIX Swiss Exchange und Nasdaq für ihre Unterstützung durch die Gewährung der notwendigen Fristenverlängerungen und wir danken Ihnen, liebe Aktionäre, für Ihre Geduld und Ihr fortwährendes Vertrauen in Logitech.

Wir sind überzeugt, für Logitech eine aussichtsreiche Zukunft gestalten zu können.

Freundliche Grüsse

Guerrino De Luca und Bracken P. Darrell

Präsident des Verwaltungsrates | President und Chief Executive Officer

To Our Shareholders,

This Fiscal Year 2014 Annual Report comes to you late. We'll begin our letter by addressing the reasons for the delay. As we announced in May of this year, our Audit Committee, with the assistance of independent advisors, found it necessary to conduct a thorough investigation into certain accounting matters related to Logitech's previously issued financial statements. We needed the results of the investigation to validate or correct prior-year statements before we could file our Annual Report on Form 10-K with the U.S. Securities and Exchange Commission (SEC), because this report includes performance for prior years. And we needed the 10-K to be finalized and filed before we could publish the Annual Report that we send to you.

The investigation did reveal the need to restate our financial reports for Fiscal Years 2011 and 2012 due to an accounting misstatement for inventory valuation reserves for our now-discontinued Revue product. As a result, we recorded an adjustment to increase the cost of goods sold during the fourth quarter of FY 2011 and to increase inventory reserves and supplier liability for components. This resulted in a decrease in net income for FY 2011 and a corresponding increase in net income for FY 2012. Because of the restatement, we made other immaterial corrections to the financial statements included in the 10-K and the Annual Report.

Beyond the need for the restatement and the other corrections, the investigation identified that certain practices of the accounting team were not following generally accepted accounting principles (GAAP), and that our staff had some skills deficiencies. We are addressing both of these issues with greater discipline in our practices and new staff members with the right skills. While the delay was unfortunate, the outcome of the investigation – which was closed at the end of October 2014 – allows us to move forward with a focus on our business goals, confident that our prior-year financial statements are now accurate, our accounting practices are solid and our financial staff has the right skills.

The U.S. regulatory authority (SEC) is also conducting its own investigation into some of these same accounting matters. We continue to cooperate with the SEC and have shared the findings of our independent investigation with them.

Business Update

Typically we write our annual letter to you shortly after our fiscal year ends. But the delay in publishing our FY 2014 Annual Report has resulted in delivering this letter to you more than two quarters into FY 2015. So we'll focus on FY 2014 in this letter, but include a few updates on FY 2015 as appropriate.

FY 2014 was a strong year for Logitech. It was pivotal in the transformation of our company and put us ahead of our turnaround plan:

- It was our first year of growth since FY 2011, with sales of $2.12 billion, up 1% over FY 2013.
- We exceeded our original profitability plan for FY 2014, with GAAP operating income of $77 million, compared to an operating loss in FY 2013.
- Our GAAP earnings per share (EPS) for FY 2014 was $0.46, compared to a loss of ($1.42) per share a year ago.

- We delivered $202 million in cash flow from operations, and we ended the year with $469 million in cash, up $136 million over the prior year – even after distributing $36 million in dividends to our shareholders.

Underlying this solid financial performance for FY 2014 is a turnaround strategy that is working on many fronts. Our strategy includes:

- Drive sales growth in our categories with the highest opportunity
- Maximize profitability in our PC Peripherals categories
- Return two businesses to operating profitability: LifeSize and Remote Controls

Focus on Driving Growth
Our Growth category includes PC Gaming, Tablets and Other Accessories, and Mobile Speakers. Combined, these three categories grew 50% year over year in FY 2014. We're proud of the products we have designed for these categories and we see consumer validation through improvements in market share.

In PC Gaming, which grew 29% in FY 2014, our new gaming mice were highlights. The Logitech G602 Wireless Gaming Mouse has performed well since its introduction in August 2013, offering an unprecedented 250 hours of battery life, up to 20 times that of the leading competitor's wireless gaming mouse. And the Logitech G502 Proteus Core Tunable Gaming Mouse, introduced at the end of FY 2014, has out-performed our expectations and the overall market, driving our significant growth in gaming mice in the first half of FY 2015. Our gaming headsets continue to outperform the market as well, with the G930 Gaming Headset remaining the world's best-selling headset. With a completely refreshed product lineup and branding, we are strongly encouraged by the progress we are making in PC Gaming.

Tablets and Other Accessories grew 44% in FY 2014. Sales of tablet keyboards for the iPad were the primary factor in this growth. During the fiscal year we also began selling tablet keyboards and cases for Samsung products, and we broadened our iPad lineup with cases. While we're pleased with the innovative products we have introduced for tablets, the tablets market itself has slowed in recent months, and that has negatively impacted our sales momentum in this category during the first half of FY 2015. We continue to be optimistic about the future of this category and will be aggressive in introducing innovative designs for new generations of tablets from Apple and Samsung.

Mobile Speakers grew 161% in FY 2014. The key growth driver in this category was the UE BOOM Bluetooth speaker, which is a winner of multiple design awards and has continued to perform very well in the first half of FY 2015 as we broaden its retail presence and introduce updated capabilities and special-edition models. In fact, this category has doubled in sales, year over year, in each of the last six quarters.

Focus on Profit Maximization
With our PC Peripherals products, our goal is to maximize profitability as we continue to innovate selectively in a declining market. In FY 2014, our improved profitability in this category contributed to our ability to invest in our Growth category. And we have gained market share in most of our PC Peripherals categories.

One product highlight has been our Wireless Touch Keyboard K400, which has been widely adopted by consumers for use in the living room, a recent trend in keyboard use that we have been tapping into. We also successfully introduced new products in our Unified Communications (UC) product line, designed for enterprise communications. In particular, the ConferenceCam CC3000e is driving growth in this category.

Focus on Return to Profitability
Our goal for our LifeSize and Remote Controls businesses in FY 2014 was to return them to operating profitability by the end of the year – and we delivered.

Building the Logitech of Tomorrow

Our Vision for Logitech is to become a powerful innovator and, in fact, a Design company. In this context "Design" is not just color or shape. That is "design" with a small "d." "Design" with a big "D" is about using the integration of leading-edge technology, innovation, and consumer insights to create amazing experiences. We believe we can use Design as a strategic and differentiating lever to add value to the company. In FY 2014, we hired a Chief Design Officer and built up our internal Design talent, to complement our powerful technology capability, one that we will grow and expand in the years to come.

We introduced many well-designed products in FY 2014 and won an unprecedented number of design awards, over 20. While we're at the very beginning of transforming Logitech into a Design company, we are on the right track.

We are striving to act like a small company again, as a cultural ambition. In this regard we aim to be faster, simpler and more responsive. After flattening the organization last year, we took steps this year to create more collaborative working environments by consolidating key work sites and opening up offices spaces so that our employees are in closer proximity to one another. We will continue to pursue opportunities to build a small-company culture.

As pleased as we are with our strong performance in FY 2014, we know we are still in the midst of our turnaround. To sustain our progress we are focused on:

- Nurturing growth. We are driving sales in our current Growth category businesses as well as cultivating new growth engines – what we call seeds.

- Maximizing profitability in our PC Peripherals business. We are continuing to innovate in this core category, but we are investing appropriately, mindful that we expect our PC peripherals markets to continue to decline.

- Managing our operating expenses to drive operating leverage and to create capacity to invest in our growth.

- Continuing to push the boundaries in product design. We are building our brand and our business with iconic products that stand out in a competitive market for their excellence in using leading-edge technology, innovation and consumer insights.

- Remaining committed to return cash to our shareholders through dividends and share repurchases.

We could not have delivered our strong FY 2014 performance without the dedication and determination of our employees, who are transforming our company with speed and innovation in every function. We also thank our partners, who have been working very closely with us on our turnaround journey.

We extend our appreciation to our dedicated board of directors. Not only have they invested considerable time and energy to ensure that we are on the right track in rebuilding our company, but they have diligently guided the company through the independent investigation. We also thank the authorities at the SIX Swiss Exchange and Nasdaq for their support in granting the necessary extensions during the delay of our filings. And we thank you, our shareholders, for your patience and your continuing belief in Logitech and the promise of our future.

We believe we are creating a bright future for Logitech.

Guerrino De Luca and Bracken P. Darrell

Chairman of the Board

President and Chief Executive Officer

FRANÇAIS

Invitation et Document D'information

DEUTSCH

Einladung und Informationsmaterial

ENGLISH

Invitation and Proxy Statement

Annual report

* Se référer s'il vous plaît à la version anglaise

** Bitte beziehen Sie sich auf die Englishche Version

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Logitech

21 novembre 2014

A nos actionnaires,

Vous êtes cordialement invités à participer à l'Assemblée générale ordinaire 2014 de Logitech. L'Assemblée aura lieu le jeudi 18 décembre 2014 à 14h00 au SwissTech Convention Center, à l'EPFL, Lausanne, Suisse.

Vous trouverez en annexe une invitation et des informations, qui comprennent un ordre du jour et des indications concernant les points qui seront soumis au vote lors de l'Assemblée, la façon dont vous pourrez exercer vos droits de vote, la rémunération des membres du Conseil d'administration et de la Direction générale de Logitech ainsi que d'autres informations utiles.

Que vous puissiez participer à l'Assemblée générale ordinaire ou non, votre vote est important.

Nous vous remercions du soutien continu que vous apportez à Logitech.



GUERRINO DE LUCA
Président du Conseil d'administration

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LOGITECH INTERNATIONAL S.A.

Invitation à l'Assemblée générale ordinaire
Jeudi 18 décembre 2014
14h00 (l'enregistrement débute à 13h30)
SwissTech Convention Center, EPFL – Lausanne, Suisse

*****

ORDRE DU JOUR

A. Rapport

Rapport d'activité pour l'exercice se terminant au 31 mars 2014

B. Points soumis au vote

1. Approbation du rapport annuel, du rapport de rémunération, des comptes consolidés et des comptes statutaires de Logitech International S.A. pour l'exercice 2014
2. Vote consultatif relatif à l'approbation de la rémunération des membres des organes dirigeants
3. Emploi du bénéfice résultant du bilan et fixation d'un dividende
4. Modification des statuts de la Société
5. Autorisation de détenir plus de 10% d'actions propres
6. Décharge des membres du Conseil d'administration et de la Direction pour leur activité pendant l'exercice 2014
7. Elections au Conseil d'administration
   - 7.1. Réélection de M. Daniel Borel
   - 7.2. Réélection de M. Matthew Bousquette
   - 7.3. Réélection de M. Kee-Lock Chua
   - 7.4. Réélection de M. Bracken P. Darrell
   - 7.5. Réélection de Mme Sally Davis
   - 7.6. Réélection de M. Guerrino De Luca
   - 7.7. Réélection de M. Didier Hirsch
   - 7.8. Réélection du Dr. Neil Hunt
   - 7.9. Réélection de Mme Monika Ribar
   - 7.10. Election de M. Dimitri Panayotopoulos
8. Election du Président du Conseil d'administration
9. Elections au Comité de rémunération
   - 9.1. Election de M. Matthew Bousquette
   - 9.2. Election de Mme Sally Davis
   - 9.3. Election du Dr. Neil Hunt
   - 9.4. Election de Mme Monika Ribar
10. Election de KPMG AG en qualité d'organe de révision de Logitech et ratification de la nomination de KPMG LLP en qualité d'expert-comptable agréé indépendant de Logitech pour l'exercice 2015
11. Election de Me Béatrice Ehlers en qualité de Représentant indépendant

Apples, Suisse, le 21 novembre 2014

Le Conseil d'administration

QUESTIONS ET REPONSES
CONCERNANT L'ASSEMBLEE GENERALE ORDINAIRE 2014 DE LOGITECH

INFORMATIONS GENERALES CONCERNANT TOUS LES ACTIONNAIRES

Pourquoi ai-je reçu cette "Invitation et Document d'Information"?

Ce document est destiné à satisfaire à la fois aux règles du droit des sociétés suisses et aux règles américaines concernant les "*proxy statements*". En dehors des Etats-Unis et du Canada, cette Invitation et Document d'Information sera mise à disposition des actionnaires inscrits au Registre des Actions avec une traduction partielle française et allemande. La version anglaise de cette Invitation et Document d'Information fait foi en cas de divergence avec les autres versions. Des copies de cette Invitation et Document d'Information ont été mises à disposition des actionnaires dès le 18 novembre 2014.

Le coupon-réponse vous est adressé au nom du Conseil d'administration de Logitech pour l'Assemblée générale ordinaire. L'Assemblée aura lieu le jeudi 18 décembre 2014 à 14h00 au SwissTech Convention Center, EPFL, à Lausanne, en Suisse.

Qui peut voter à l'Assemblée?

Les actionnaires inscrits au Registre des Actions de Logitech International S.A. (y compris dans le sous-registre tenu par l'agent de transfert américain de Logitech, Computershare) le jeudi 11 décembre 2014, peuvent voter à l'Assemblée. Aucun actionnaire ne pourra être inscrit au Registre des Actions entre le 11 décembre 2014 et le jour suivant celui de l'Assemblée. Au 30 septembre 2014, 114,374,671 actions étaient inscrites et conféraient le droit de vote sur un total de 163,259,279 actions Logitech en circulation. Le nombre d'actions qui pourront effectivement être votées lors de l'Assemblée dépendra du nombre d'actions qui seront inscrites ou désinscrites entre le 30 septembre 2014 et le 11 décembre 2014.

Pour obtenir davantage d'informations sur la façon dont les ayants droit économiques américains et canadiens peuvent exercer leurs droits de vote dans la perspective de l'Assemblée, vous êtes priés de vous référer à la section "Informations supplémentaires pour les ayants droit économiques américains et canadiens *street name*" ci-dessous.

Qui a la qualité d'actionnaire inscrit?

Vous êtes considéré comme un actionnaire inscrit et cette Invitation et Document d'Information ainsi que les documents qui l'accompagnent sont mis à votre disposition, si vos actions sont inscrites au Registre des Actions de Logitech International S.A. ou dans le sous-registre tenu par notre agent de transfert américain, Computershare.

Qui est considéré comme un ayant droit économique d'actions inscrites au nom d'un dépositaire?

Les actionnaires qui n'ont pas demandé à ce que leurs actions soient inscrites directement au Registre des Actions, et qui détiennent leurs actions par l'intermédiaire d'une banque, d'un trustee, d'une société nominee ou d'une organisation similaire inscrite au Registre des Actions, sont les ayants droit économiques des actions inscrites au nom du dépositaire. Si vous détenez vos actions Logitech par l'intermédiaire d'une banque, d'un trustee, d'une société nominee ou d'une organisation similaire américaine ou canadienne, ce qui est la pratique habituelle aux Etats-Unis et au Canada, l'organisation auprès de laquelle vous détenez votre compte est considérée comme étant l'actionnaire inscrit en ce qui concerne l'exercice du droit de vote à l'Assemblée, et cette Invitation et Document d'Information ainsi que les documents qui l'accompagnent sont envoyés à cette organisation ou mis à sa disposition. Vous êtes en droit de donner des instructions à l'organisation pertinente sur la façon dont le droit de vote doit être exercé en ce qui concerne les actions détenues pour votre compte.

Pourquoi est-il important de voter?

Logitech est une société cotée en bourse dont les décisions essentielles ne peuvent êtres prises que par les actionnaires. Que vous ayez l'intention de participer à l'Assemblée ou non, il est important que vos actions soient représentées.

Combien d'actions doivent être représentées pour que l'Assemblée puisse valablement délibérer?

L'Assemblée n'est soumise à aucune exigence de quorum. En droit suisse, les assemblées générales des sociétés cotées en bourse ne sont pas soumises à des exigences de participation minimale, et les statuts de Logitech ne prévoient pas non plus une telle exigence.

Où Logitech a-t-elle ses principales activités?

Le principal établissement de Logitech en Suisse se situe à l'EPFL – Quartier de l'Innovation, Daniel Borel Innovation Center, 1015 Lausanne, Suisse, et le principal établissement aux Etats-Unis se situe à 7600 Gateway Boulevard, Newark, California 94560. Le numéro de téléphone principal de Logitech en Suisse est le +41-(0)21-863-5111 et le numéro de téléphone principal aux Etats-Unis est le +1-510-795-8500.

Comment puis-je me procurer le document d'information (incluant l'entier de la description des propositions) et le rapport annuel de Logitech ainsi que les autres documents mis à la disposition des actionnaires?

Une copie de notre rapport annuel 2014, de cette Invitation et Document d'Information ainsi que notre rapport annuel établi sur la base du formulaire 10-K pour l'exercice 2014 que nous avons déposé auprès de l'U.S. Securities and Exchange Commission sont disponibles sur notre site internet à l'adresse *http://ir.logitech.com.* Nos actionnaires peuvent aussi obtenir sans frais des copies de ces documents dans nos principaux établissements en Suisse et aux Etats-Unis aux adresses et numéros de téléphone mentionnés ci-dessus.

Où puis-je obtenir les résultats des votes de l'Assemblée?

Nous entendons annoncer le résultat des votes lors de l'Assemblée et publier un communiqué de presse à l'issue de celle-ci. Nous entendons également annoncer les résultats dans un communiqué établi sur le Formulaire 8-K de U.S. Securities and Exchange Commission au plus tard mercredi 24 décembre 2014. Un exemplaire du Formulaire 8-K sera disponible sur notre site internet à l'adresse suivante: *http://ir.logitech.com.*

Puis-je participer et voter lors de l'Assemblée si je ne suis pas un actionnaire inscrit?

Vous ne pouvez pas participer et voter vous-même vos actions lors de l'Assemblée à moins que vous deveniez un actionnaire inscrit d'ici au 11 décembre 2014 ou que vous obteniez une procuration de la banque, trustee ou société nominee qui détient vos actions et qui vous permette de voter les actions lors de l'Assemblée. Si vous détenez vos actions par l'intermédiaire d'une banque, d'un trustee ou d'une société nominee qui n'est pas américaine ou canadienne, vous pouvez vous faire inscrire en qualité d'actionnaire en contactant notre Registre des Actions à l'adresse suivante: Logitech International S.A., c/o Devigus Shareholder Services, Birkenstrasse 47, 6343 Rotkreuz, Suisse, et en suivant les instructions qui vous seront données ou, pour certaines juridictions, en demandant à être inscrits par l'intermédiaire de la banque ou du négociant via lequel vous détenez vos actions. Si vous détenez vos actions par l'intermédiaire d'une banque, d'un trustee ou d'une société nominee américaine ou canadienne, vous pouvez vous faire inscrire en qualité d'actionnaire en contactant votre banque, trustee ou société nominee et en suivant les instructions qui vous seront données.

INFORMATIONS SUPPLEMENTAIRES CONCERNANT LES ACTIONNAIRES INSCRITS

Comment puis-je voter si je n'envisage pas de participer à l'Assemblée?

Si vous n'envisagez pas de participer à l'Assemblée, vous pouvez cocher la case "Option 3" sur la carte-réponse annexée pour donner procuration au Représentant indépendant, Me Béatrice Ehlers, pour vous représenter lors de l'Assemblée. Vous êtes invité à communiquer vos instructions de vote en cochant les cases pertinentes à côté des points de l'ordre du jour sur la carte-réponse et en signant, datant et retournant votre carte-réponse complétée dès que possible au moyen de l'enveloppe affranchie annexée. Nous vous invitons à vous référer aux indications de la carte-réponse pour davantage d'informations.

Comment puis-je participer à l'Assemblée?

Si vous souhaitez participer à l'Assemblée, vous devez obtenir une carte d'accès. Vous obtiendrez une carte d'accès en cochant la case "Option 1" de la carte-réponse et en la retournant dûment complétée, signée et datée à Logitech au moyen de l'enveloppe affranchie annexée jusqu'au jeudi 11 décembre 2014. Nous vous ferons parvenir une carte d'accès. Si vous ne recevez pas votre carte d'accès avant l'Assemblée et êtes un actionnaire inscrit au 11 décembre 2014, vous pouvez participer à l'Assemblée en y présentant une pièce d'identité.

Puis-je demander à une autre personne de me représenter à l'Assemblée?

Oui. Si vous souhaitez que quelqu'un d'autre que le Représentant indépendant vous représente à l'Assemblée, nous vous invitons à cocher la case "Option 2" sur la carte-réponse et à nous fournir le nom et l'adresse de la personne par laquelle vous souhaitez être représenté. Vous devez alors retourner la carte-réponse dûment complétée, signée et datée à Logitech en utilisant l'enveloppe affranchie annexée jusqu'au 11 décembre 2014. Nous enverrons une carte d'accès au représentant que vous aurez désigné. Si le nom et l'adresse que vous communiquez ne sont pas suffisamment clairs, Logitech enverra la carte d'accès à votre adresse. Il vous appartiendra alors de la transmettre à votre représentant.

Puis-je vendre mes actions avant l'Assemblée si j'ai déjà voté?

Logitech n'empêche pas le transfert d'actions avant une assemblée. Toutefois, si vous vendez vos actions Logitech avant l'Assemblée et que le Registre des Actions de Logitech est informé de cette vente, le vote concernant les actions vendues ne sera pas pris en considération. Toute personne qui achète des actions après la clôture du Registre des Actions le jeudi 11 décembre 2014 ne pourra pas faire inscrire ces actions avant le jour suivant l'Assemblée et ne sera par conséquent pas en mesure de voter ces actions lors de l'Assemblée.

Si je donne procuration au moyen de la carte-réponse, puis-je changer mon vote ?

Vous pouvez modifier vos instructions jusqu'au moment du vote. Vous pouvez révoquer vos instructions en nous demandant de vous remettre une nouvelle carte-réponse, auquel cas votre précédente carte-réponse sera annulée. Si vous souhaitez donner de nouvelles instructions, vous pouvez compléter la nouvelle carte-réponse et nous la retourner. Vous pouvez aussi participer à l'Assemblée et voter personnellement. Toutefois, votre participation à l'Assemblée n'annulera pas automatiquement les instructions contenues dans votre carte-réponse, à moins que vous votiez lors de l'Assemblée ou que vous demandiez expressément et par écrit que votre précédente carte-réponse soit révoquée.

Si je donne procuration au moyen de la carte-réponse, que se passe-t-il si je ne donne pas d'instructions de vote?

Si vous êtes un actionnaire inscrit et que vous signez et retournez votre carte-réponse sans donner d'instructions de vote particulières pour tout ou partie des points figurant à l'ordre du jour, vous donnerez, de ce fait, l'instruction générale au Représentant indépendant d'exercer vos droits de vote conformément aux recommandations du Conseil d'administration pour ces points de l'ordre du jour ainsi que pour toutes nouvelles propositions (ou propositions modifiées) qui pourraient être émises durant l'Assemblée.

Qui puis-je contacter pour poser des questions?

Si vous avez des questions ou besoin d'assistance pour voter vos actions, vous êtes invité à nous appeler au +1-510-713-4220 ou à nous envoyer un email à l'adresse *logitechIR@logitech.com.*

INFORMATIONS SUPPLEMENTAIRES POUR LES AYANTS DROIT ECONOMIQUES AMERICAINS OU CANADIENS "*STREET NAME*"

Qui peut donner des instructions de vote pour l'Assemblée?

Les actionnaires qui détiennent leurs actions par l'intermédiaire d'une banque, d'un trustee ou d'une société nominee américaine ou canadienne ("ayant-droit économique *street name*") au 30 octobre 2014 peuvent donner des instructions à l'organisation concernée sur la façon dont les droits de vote doivent être exercés. Logitech a pris des mesures pour qu'une société spécialisée dans la fourniture de services à des banques, des trustees et des sociétés nominees américaines et canadiennes procède à une réconciliation des positions en actions des ayants droit économiques *street name* américains et canadiens entre le 30 octobre 2014 et le 2 décembre 2014, date que Logitech a identifiée comme étant la dernière date possible pour une telle réconciliation. Il est prévu que ces mesures donnent lieu aux ajustements suivants: si une personne qui était un ayant droit économique *street name* d'actions américain ou canadien le 30 octobre 2014 donne des instructions de vote, mais vend ses actions par la suite avant le 2 décembre 2014, les instructions de vote données seront annulées. Si une personne qui était un ayant droit économique *street name* américain ou canadien d'actions au 30 octobre 2014 et qui avait donné des instructions de vote augmente ou réduit ultérieurement sa participation, mais est toujours un ayant droit économique au 2 décembre 2014, le nombre de droits de vote attribué à cette personne sera augmenté ou réduit pour refléter sa participation au 2 décembre 2014.

Si vous devenez un ayant droit économique d'actions *street name* après le 30 octobre 2014 par l'intermédiaire d'une banque, d'un trustee ou d'une société nominee américaine ou canadienne, et que vous souhaitez voter lors de l'Assemblée générale ou donner des instructions de vote à un représentant, vous devez vous faire inscrire comme actionnaire. Vous pouvez devenir un actionnaire inscrit en contactant votre banque, trustee ou société nominee et en vous conformant à leurs instructions. Pour que votre inscription, la mise à disposition du matériel de vote ainsi que l'envoi de vos instructions de vote puissent intervenir en temps utile, nous vous encourageons à demander votre inscription dès que possible avant le 11 décembre 2014.

Comment puis-je voter si je suis un ayant droit économique "*street name*" américain ou canadien?

Si vous êtes un ayant droit économique d'actions détenues en "*street name*" et que vous souhaitez participer à l'Assemblée, vous devez obtenir une procuration de l'organisme qui détient vos actions.

Si vous ne souhaitez pas participer personnellement à l'Assemblée, vous pouvez voter par procuration. Vous pouvez donner vos instructions de vote par internet, par téléphone ou par courrier postal conformément aux exigences de votre banque, trustee ou société nominee et en vous conformant aux instructions contenues dans la carte de vote annexée.

Que se passe-t-il si je ne donne pas d'instruction de vote spécifique?

Si vous êtes un ayant droit économique américain ou canadien d'actions détenues en "*street name*" et que vous ne donnez pas d'instruction de vote spécifique à votre banque, trustee ou société nominee, votre banque, trustee ou société nominee pourra, en application des règles de certaines bourses nationales ou régionales, voter sur certains points considérés comme usuels mais devra s'abstenir de voter sur les points de l'ordre du jour considérés comme étant non usuels. Si l'organisation qui détient vos actions ne reçoit pas d'instruction de vote de votre part sur la façon dont elle doit exercer les droits de vote sur des points de l'ordre du jour qui ne sont pas usuels, les droits de vote afférant à vos actions ne seront pas exercés et ne seront pas comptabilisés comme des voix exprimées dans le cadre du vote. Nous vous encourageons à donner des instructions de vote à l'organisation qui détient vos actions en suivant attentivement les instructions figurant dans la carte de vote annexée. Nous nous attendons à ce que les points suivants de l'ordre du jour soient considérés comme n'étant pas usuels: Point 2 (vote consultatif relatif à l'approbation de la rémunération des membres de la Direction), Point 3 (emploi du bénéfice résultant du bilan et fixation d'un dividende), Point 4 (modification des statuts de la Société), Point 5 (autorisation de détenir plus de 10% d'actions propres), Point 6 (décharge des membres du Conseil d'administration et de la Direction pour leur activité pendant l'exercice 2014), Point 7 (élections au Conseil d'administration), Point 8 (élection du Président du Conseil d'administration), Point 9 (élection au Comité de rémunération), Point 11 (élection du Représentant indépendant). Nous considérons tous les autres points comme étant usuels. L'abstention d'une banque (*broker non-votes*) sur un point de l'ordre du jour ne sera pas considérée comme une voix exprimée.

Dans quel délai mes instructions de vote doivent-t-elles être données?

Si vous détenez vos actions par l'intermédiaire d'une banque, d'un négociant ou d'un autre dépositaire américain ou canadien, vous pouvez donner vos instructions de vote jusqu'au jeudi 11 décembre 2014 à 23h59 (heure standard de l'Est – *US Eastern Standard Time*).

Puis-je changer mes instructions de vote après les avoir données?

Vous pouvez révoquer vos instructions et changer ces dernières en tout temps jusqu'au moment du vote final. Vous pouvez donner de nouvelles instructions par internet ou par téléphone (seule la dernière instruction communiquée par internet ou par téléphone avant l'Assemblée sera prise en compte), ou en signant et en retournant une nouvelle carte d'instruction portant une date ultérieure, ou encore en participant à l'Assemblée et en votant vous-même, dans la mesure où vous êtes en possession d'une procuration (*legal proxy*) qui vous permet de participer à l'Assemblée et d'y voter. Toutefois, votre participation à l'Assemblée générale ordinaire n'aura pas pour effet d'annuler automatiquement vos instructions, à moins que vous votiez à l'occasion de l'Assemblée ou demandiez expressément et par écrit que vos instructions de vote antérieures soient révoquées.

Comment puis-je obtenir un exemplaire du matériel de vote séparé ou demander un exemplaire individuel pour mon ménage aux Etats-Unis ?

Nous avons adopté une procédure approuvée par la SEC appelée "*householding*" pour les actionnaires aux Etats-Unis. Selon cette procédure, les actionnaires qui ont la même adresse et le même nom de famille et qui n'obtiennent pas leur matériel de vote sous forme électronique recevront uniquement un exemplaire de la convocation et de notre rapport annuel, à moins qu'un ou plusieurs de ces actionnaires ne nous informe(nt) qu'il(s) souhaite(nt) continuer de recevoir des copies individuelles. Cette procédure réduit nos coûts d'impression et nos frais de port. Chaque actionnaire américain participant au *householding* aura toujours la possibilité d'accéder à ou de recevoir une carte de vote séparée.

Si vous désirez recevoir une convocation ainsi qu'un rapport annuel additionnels, nous vous prions de requérir la copie supplémentaire en contactant notre agent responsable des envois, à *Broadridge*, par téléphone au +1-800-579-1639 ou par e-mail à sendmaterial@proxyvote.com. Si certains actionnaires de votre ménage souhaitent recevoir une convocation et un rapport annuel séparés dans le futur, ils peuvent appeler notre groupe *investor relations* au +1-510-713-4220 ou écrire à *Investor Relations, 7600 Gateway Boulevard, Newark, California* 94560, USA. Ils peuvent également envoyer un e-mail à notre groupe *investor relations* à logitechIR@logitech.com. Les actionnaires qui ont plusieurs comptes à leurs noms ou qui partagent une adresse avec d'autres actionnaires peuvent nous autoriser à interrompre nos envois de plusieurs convocations et rapports annuels en appelant ou en écrivant à *investor relations.*

Comment puis-je choisir de recevoir le matériel de vote par voie électronique à l'avenir?

Vous pouvez requérir qu'à l'avenir le matériel de vote vous soit envoyé par courrier électronique en suivant les instructions mentionnées dans la carte de vote annexée. Choisir de recevoir à l'avenir votre matériel de vote par courrier électronique nous épargnera les frais liés à l'impression et à l'envoi des documents, ce qui réduira aussi l'impact de notre Assemblée générale ordinaire sur l'environnement. Si, à l'avenir, vous décidez de recevoir notre matériel de vote par courrier électronique, vous recevrez l'année prochaine un courrier électronique contenant des instructions ainsi qu'un lien vers le matériel de vote et également un lien vers un site internet sur lequel des instructions de vote pourront être données. Votre décision de recevoir le matériel de vote par courrier électronique restera effective jusqu'à ce que vous la révoquiez.

INFORMATIONS COMPLEMENTAIRES POUR LES ACTIONNAIRES QUI DETIENNENT LEURS ACTIONS PAR L'INTERMEDIAIRE D'UNE BANQUE OU D'UN NEGOCIANT (EN DEHORS DES ETATS-UNIS OU DU CANADA)

Comment puis-je voter par procuration si mes actions sont détenues par l'intermédiaire d'une banque ou d'un négociant dépositaire?

Votre banque, trustee ou société nominee devrait vous inviter à lui communiquer vos instructions sur la façon dont elle doit exercer le droit de vote afférant à vos actions. Si tel n'est pas le cas, vous devez contacter votre banque ou négociant dépositaire pour lui communiquer vos instructions.

Dans quel délai dois-je transmettre mes instructions de vote si mes actions Logitech sont détenues par l'intermédiaire d'une banque ou d'un négociant dépositaire?

Les banques et négociants dépositaires invitent généralement leurs clients à leur communiquer leurs instructions dans un certain délai. En dehors des Etats-Unis et du Canada, ce délai échoit généralement deux à trois jours avant la date fixée par la société qui tient son Assemblée générale. Si vous détenez des actions Logitech par l'intermédiaire d'une banque ou d'un négociant dépositaire en dehors des Etats-Unis ou du Canada, nous vous invitons à vous renseigner auprès de la banque ou du négociant concerné sur les délais pratiqués et à transmettre vos instructions de vote à ces institutions aussi rapidement que possible avant ce délai.

AUTRES INFORMATIONS CONCERNANT L'ASSEMBLEE

Propositions pour l'Assemblée

Le Conseil ne fera pas d'autres propositions et n'a pas de raison de penser que des tiers feront d'autres propositions pour l'Assemblée générale ordinaire. Si vous êtes un actionnaire inscrit au Registre des Actions et que vous signez et retournez votre carte-réponse sans donner d'instructions de vote particulières pour tout ou partie des points figurant à l'ordre du jour, vous donnerez, de ce fait, l'instruction générale au Représentant indépendant d'exercer vos droits de vote conformément aux recommandations du Conseil pour ces points de l'ordre du jour ainsi que pour toutes nouvelles propositions (ou propositions modifiées) qui pourraient être émises durant l'Assemblée. Si vous êtes l'ayant-droit économiques d'actions détenues en "*street name*" aux Etats-Unis ou au Canada et que d'autres propositions sont soumises de manière régulière au vote lors de l'Assemblée alors que vous avez donné des instructions de vote discrétionnaires sur votre carte d'instruction, par internet ou par d'autres systèmes de vote autorisés ou que vous n'avez pas donné d'instructions spécifiques, vos droits de vote seront exercés sur ces points conformément aux recommandations du Conseil d'administration.

Sollicitation de procurations

Nous ne prévoyons pas d'engager une société spécialisée dans la sollicitation de procurations. Il est possible que certains administrateurs, directeurs et collaborateurs de Logitech sollicitent des procurations personnellement ou par poste, téléphone, courrier électronique ou de toute autre manière sans recevoir de rémunération supplémentaire. Aux Etats-Unis, nous devons demander aux banques et sociétés nominees qui détiennent des actions en leur nom de communiquer notre matériel de vote aux ayants droit économiques des actions détenues, et nous sommes tenus de défrayer ces banques et sociétés nominees pour les frais engendrés par ces démarches selon un tarif prévu par la loi.

Enregistrement des votes

Les représentants d'au moins deux banques suisses agiront en qualité de scrutateurs lors de l'Assemblée. Suivant l'usage pour les sociétés suisses, notre Registre des Actions établira la liste des instructions de vote qui auront été reçues des actionnaires inscrits avant la date de l'Assemblée.

Propositions d'actionnaires et candidats au Conseil d'administration

Propositions d'actionnaires pour l'Assemblée générale ordinaire 2014

Nos statuts permettent à un ou plusieurs actionnaires qui représentent au moins (i) un pourcent du capital-actions ou, si cette valeur est inférieure, (ii) des actions totalisant une valeur nominale d'un million de francs suisses, de requérir l'inscription d'un point à l'ordre du jour d'une Assemblée générale des actionnaires. Notre Conseil d'administration doit inclure une telle proposition dans la convocation à l'Assemblée. L'inscription d'un point à l'ordre du jour doit être requise par écrit auprès du Conseil d'administration en indiquant la proposition. En ce qui concerne l'Assemblée générale ordinaire de 2014, le délai pour demander l'inscription d'un point à l'ordre du jour a expiré le 4 novembre 2014. En outre, le droit suisse permet à tout actionnaire inscrit ou à toute personne ayant reçu une procuration valide de la part d'un actionnaire inscrit de faire avant ou lors de l'Assemblée des propositions alternatives sur des points figurants à l'ordre du jour de l'Assemblée générale ordinaire 2014.

Propositions d'actionnaires pour l'Assemblée générale ordinaire 2015

Nous prévoyons de tenir notre Assemblée générale ordinaire 2015 le ou autour du 9 septembre 2015. L'Invitation et Document d'Information relatifs à l'Assemblée générale 2015 seraient, ainsi, envoyés le ou aux environs du 23 juillet 2015. Un actionnaire inscrit qui satisfait aux exigences de participation minimale figurant dans les statuts peut demander qu'un point soit porté à l'ordre du jour de l'Assemblée générale ordinaire 2015 en présentant une requête écrite et en indiquant les objets de discussion et les propositions au Secrétaire du Conseil de Logitech à notre établissement principal en Suisse ou aux Etats-Unis jusqu'au 9 juillet 2015 au plus tard. En outre, si vous êtes un actionnaire inscrit et satisfaites aux exigences de participation minimale prévues par la règle 14a-8 du *U.S. Securities Exchange Act of 1934* (la "Loi de 1934"), vous pouvez soumettre une proposition au Conseil d'administration en vue de son inscription à l'ordre du jour de l'Assemblée générale ordinaire 2015 en remettant une requête dans ce sens ainsi qu'une description de la proposition au Secrétaire du Conseil de Logitech à notre établissement principal en Suisse ou aux Etats-Unis jusqu'au 25 mars 2015 au plus tard. La proposition devra satisfaire aux exigences de la règle 14a-8 de la Loi de 1934, qui énumère les conditions auxquelles une telle proposition doit satisfaire pour être incluse dans le matériel de vote établi par la société selon la réglementation américaine sur les valeurs mobilières. Selon les statuts de Logitech, seuls les actionnaires inscrits sont considérés comme étant des actionnaires de Logitech. En conséquence, si vous n'êtes pas un actionnaire inscrit, vous n'êtes pas habilité à présenter des propositions pour l'Assemblée générale ordinaire 2015.

Propositions de candidats au Conseil d'administration

Les propositions de candidats au Conseil d'administration par des actionnaires inscrits doivent être faites conformément aux règles régissant les propositions d'actionnaires mentionnées ci-dessus.

Dispositions pertinentes des statuts

La disposition des statuts concernant le droit d'un ou de plusieurs actionnaires inscrits qui représentent au moins (i) un pourcent du capital-actions ou, si cette valeur est inférieure, (ii) des actions totalisant une valeur nominale d'un million de francs suisses de demander l'inscription d'un point à l'ordre du jour d'une Assemblée générale des actionnaires peut être consultée sur notre site internet à l'adresse *http://ir.logitech.com.* Vous pouvez aussi contacter le Secrétaire du Conseil d'administration de Logitech à notre établissement principal en Suisse ou aux Etats-Unis pour obtenir une copie de la disposition pertinente de nos statuts.

PROPOSITIONS ET EXPLICATIONS

A. RAPPORT

Rapport d'activité pour l'exercice se terminant le 31 mars 2014

La Direction de Logitech International S.A. donnera un rapport sur les opérations de la Société pour l'exercice 2014 lors de l'Assemblée générale ordinaire.

B. POINTS DE L'ORDRE DU JOUR SOUMIS AU VOTE

Point 1

Approbation du rapport annuel, du rapport de rémunération, des comptes consolidés et des comptes statutaires de Logitech International S.A. pour l'exercice 2014

Proposition

Le Conseil d'administration propose d'approuver le rapport annuel, le rapport de rémunération, les comptes consolidés et les comptes statutaires de Logitech International S.A. pour l'exercice 2014.

Explication

Les comptes consolidés de Logitech et les comptes statutaires de Logitech International S.A. pour l'exercice 2014 sont inclus dans le rapport annuel de Logitech qui a été mis à disposition de tous les actionnaires inscrits à ou avant la date de cette invitation et Document d'Information. Le rapport annuel contient également le rapport de l'organe de révision de Logitech sur les comptes consolidés et les comptes statutaires ainsi que des informations complémentaires sur l'activité de la Société, son organisation, sa stratégie, de même que des informations concernant la gouvernance de l'entreprise conformément aux exigences du SIX Swiss Exchange en la matière. Le rapport de rémunération fait partie intégrante de cette Invitation et Document d'Information. Des exemplaires du rapport annuel et de l'Invitation et Document d'Information peuvent être obtenus sur internet à l'adresse *http://ir.logitech.com.*

La loi suisse requiert que le rapport annuel et les comptes de sociétés suisses soient soumis aux actionnaires pour approbation ou rejet lors de chaque Assemblée générale ordinaire. La soumission du rapport de rémunération au vote des actionnaires en même temps que le rapport annuel est une pratique recommandée par le Code de bonne pratique en matière de gouvernance d'entreprise établi par economiesuisse, l'une des principales associations faîtières de l'économie suisse. En cas de vote négatif sur cette proposition, le Conseil d'administration convoquera une Assemblée générale extraordinaire pour permettre aux actionnaires de reconsidérer cette proposition. L'approbation de cette proposition ne constitue pas une approbation ou un rejet des points particuliers mentionnés dans le rapport annuel, le rapport de rémunération ou les comptes annuels ou statutaires pour l'exercice 2014.

PricewaterhouseCoopers S.A., en sa qualité d'organe de révision de Logitech, a recommandé sans réserve que l'Assemblée générale ordinaire de Logitech approuve les comptes consolidés de Logitech ainsi que les comptes statutaires de Logitech International S.A. PricewaterhouseCoopers S.A. parvient à la conclusion que "les comptes consolidés pour l'exercice se terminant au 31 mars 2014 donnent, de manière générale, une image fidèle de la situation financière, du résultat des opérations et des flux de fonds conformément aux principes comptables généralement acceptés aux Etats-Unis (*U.S. GAAP*) et en conformité avec le droit suisse". PricewaterhouseCoopers S.A. parvient à la même conclusion et confirme que les comptes annuels ainsi que la proposition d'affectation du bénéfice disponible sont conformes au droit suisse et aux statuts de Logitech International S.A.

Majorité requise

L'approbation de ce point requiert la majorité des voix exprimées par les personnes présentes ou représentées à l'Assemblée générale ordinaire, sans tenir compte des abstentions.

Recommandation

Le Conseil d'administration recommande de voter **en faveur** de l'approbation du rapport annuel, du rapport de rémunération, des comptes consolidés et des comptes statutaires de Logitech International S.A. pour l'exercice 2014.

Point 2

Vote consultatif relatif à l'approbation de la rémunération des membres des organes dirigeants

Proposition

Le Conseil d'administration propose aux actionnaires d'approuver, sur une base consultative, la rémunération des membres des organes dirigeants de Logitech publiée dans le Rapport de rémunération pour l'exercice 2014.

Explication

Lors des Assemblées générales ordinaires 2009 et 2010, le Conseil d'administration a demandé volontairement aux actionnaires d'approuver les principes, la politique et les pratiques de rémunération de Logitech, tels qu'exposés dans le chapitre "*Compensation Discussion and Analysis*" du Rapport de rémunération, conformément à l'évolution de la bonne pratique en matière de gouvernement d'entreprise en Suisse et aux Etats-Unis. Cette proposition, connue sous le nom de "*say-on-pay*", a donné à nos actionnaires la possibilité de s'exprimer sur nos rémunérations en général. Les actionnaires ont soutenu notre philosophie, ainsi que nos politiques et pratiques en matière de rémunération en 2009, 2010 puis chaque année depuis lors.

Dès l'Assemblée générale 2011, le vote consultatif "*say-on-pay*" est devenu obligatoire pour toutes les sociétés cotées soumises aux règles américaines sur le *proxy statement*, y compris Logitech. Lors de cette Assemblée générale, les actionnaires ont approuvé la proposition de procéder à ce vote annuellement. Par conséquent, le Conseil d'administration demande aux actionnaires d'approuver, sur une base consultative, la rémunération des membres des organes dirigeants de Logitech publiée dans le Rapport de rémunération y compris le chapitre "*Compensation Discussion and Analysis*", les tableaux résumant les rémunérations, les notes ainsi que les explications y relatives. Ce vote ne concerne pas des points spécifiques de la rémunération ou des membres spécifiques des organes dirigeants ; il s'agit plutôt d'un vote sur la rémunération des membres des organes dirigeants en général ainsi que sur les principes, la politique et les pratiques de rémunération décrits dans le Rapport de rémunération.

Ce vote *say-on-pay* est consultatif et, par conséquent, il n'engage pas le Conseil d'administration. Toutefois, ce vote nous fournira des informations concernant le sentiment de nos actionnaires par rapport aux principes, à la politique et aux pratiques de rémunération des membres des organes dirigeants que le Comité de rémunération pourra prendre en considération dans le futur. Le Comité de rémunération prendra en considération d'éventuels résultats négatifs importants et cherchera à en comprendre les raisons.

Comme indiqué dans la section "*Compensation Discussion and Analysis*" du rapport de rémunération 2014 de Logitech, Logitech a établi un programme de rémunération pour attirer, retenir et motiver les directeurs, cadres et employés ayant les talents qui sont essentiels au succès de son entreprise dans le long terme. Plus précisément, le programme de rémunération des membres des organes dirigeants de Logitech a été conçu de façon à:

- être compétitif avec ceux des sociétés comparables de l'industrie et dans les régions dans lesquelles les directeurs concernés résident;
- maintenir un équilibre entre la rémunération fixe et variable et faire dépendre une partie importante de la rémunération des performances de Logitech, tout en évitant les prises de risque inappropriées en contrebalançant les performances annuelles et à long terme;
- offrir un équilibre entre les objectifs et les résultats à court terme et à long terme;
- aligner la rémunération des membres des organes dirigeants sur les intérêts des actionnaires, en liant une part importante de la rémunération à l'augmentation de la valeur des actions;
- favoriser une culture orientée vers la performance; et
- refléter l'appréciation du Comité de rémunération du rôle et de la performance passée d'un membre de la Direction par le niveau de son salaire de base et par des gratifications à court terme, ainsi que de son potentiel de contribution future à Logitech par des octrois à long terme réalisés dans le cadre de plans d'intéressement.

Le Comité de rémunération du Conseil a établi un programme de rémunération qui est décrit plus précisément dans le rapport de rémunération annexé à la version anglaise de cette Invitation et Document d'Information. Le rapport de rémunération de Logitech décrit également les principes directeurs et les risques liés au programme de rémunération, ainsi que la rémunération versée pour l'exercice 2014.

Bien que la rémunération joue un rôle essentiel pour attirer, retenir et motiver les meilleurs cadres et collaborateurs, nous pensons qu'il ne s'agit pas de la seule raison pour laquelle des cadres et collaborateurs exceptionnels décident de rejoindre Logitech et d'y rester, ou de travailler dur pour obtenir des résultats favorables aux actionnaires. Le Comité de rémunération et la Direction estiment qu'un environnement de travail attrayant et un cadre dans lequel les directeurs et employés peuvent se développer, exprimer leur potentiel et faire la différence constituent des éléments essentiels du succès de Logitech dans l'embauche, la motivation et la rétention de ses directeurs et employés.

Majorité requise

L'approbation de ce point requiert la majorité des voix exprimées par les personnes présentes ou représentées à l'Assemblée générale ordinaire, sans tenir compte des abstentions.

Recommandation

Le Conseil d'administration recommande de voter, sur une base consultative, **en faveur** de la décision consultative suivante :

> "La rémunération versée aux membres des organes dirigeants de Logitech telle que publiée dans le Rapport de rémunération y compris le chapitre "*Compensation Discussion and Analysis*", les tableaux résumant les rémunérations, les notes ainsi que les explications y relatives sont approuvés."

Point 3

Emploi du bénéfice résultant du bilan et déclaration d'un dividende

Proposition

Le Conseil d'administration propose que CHF 458,526,520 (US $516,495,536 selon le taux de change au 31 mars 2014) du bénéfice résultant du bilan reporté soient affectés comme suit:

	L'année s'est terminée le 31 mars 2014
Bénéfice résultant du bilan à la fin de l'exercice 2014	CHF458,536,520
Dividendes proposés*	CHF (42,761,295)
Bénéfice non distribué à reporter	CHF415,775,225

Le Conseil d'administration propose la distribution d'un dividende brut de CHF 0.2625 par action (approximativement US $0.2957 par action basé sur le taux de change au 31 mars 2014**) ou un montant total brut d'approximativement CHF 42,761,295.*

Aucune distribution n'aura lieu pour les actions propres détenues par la Société et ses filiales.

* Calcul basé sur un dividende brut de CHF 0.2625 par action et sur un total de 162,900,170 actions en circulation au 31 mars 2014, actions propres de la Société non comprises. Toutes les actions émises donnant droit au paiement du dividende, à l'exception des actions propres détenues par Logitech International SA au jour précédant la distribution.

** Le taux de change effectif pour le paiement de dividende en dollars U.S. sera fixé plus près de la date de clôture.

Si la proposition du Conseil d'administration est approuvée, le paiement du dividende de CHF 0.2625 par action (ou approximativement CHF 0.1706 par actions après une déduction, le cas échéant, de 35% d'impôt anticipé) sera fait le ou aux alentours du 30 décembre 2014 à tous les actionnaires enregistrés à la date de clôture (qui sera le ou aux alentours du 29 décembre 2014). Nous nous attendons à ce que les actions soient négociées sans dividende approximativement le 24 décembre 2014.

Explication

Le droit suisse requiert qu'une proposition d'utilisation du bénéfice résultant du bilan soit soumise aux actionnaires pour approbation ou rejet lors de chaque Assemblée générale ordinaire. Le bénéfice résultant du bilan à la disposition des actionnaires de Logitech lors de l'Assemblée générale ordinaire 2014 est le bénéfice de Logitech International S.A., la Société faîtière du groupe Logitech.

La proposition du Conseil d'administration de distribuer un dividende brut de CHF 0.2625 par action représente une augmentation de 25% par rapport à l'année précédente, suite à l'important flux de trésorerie de l'exercice provenant des activités d'exploitation, et est une indication de la confiance que place le Conseil d'administration dans le futur de la Société. Depuis l'année 2013, le Conseil d'administration s'est décidé pour un dividende annuel récurrent et non pas un dividende occasionnel. En conséquence, la Société prévoit de proposer un tel dividende aux actionnaires de la Société chaque année (sous réserve de l'approbation par les auditeurs statutaires de la Société pendant l'année en question).

Outre la distribution d'un dividende, le Conseil d'administration propose le report du bénéfice résultant du bilan en raison de la conviction du Conseil d'administration qu'il est dans l'intérêt de Logitech et de ses actionnaires de conserver le bénéfice de Logitech pour de futurs investissements dans le cadre de la croissance future de Logitech, ainsi que pour des rachats d'actions et pour acquérir, le cas échéant, d'autres sociétés ou entreprises.

Majorité requise pour l'approbation de la proposition

L'approbation de ce point requiert la majorité des voix exprimées par les personnes présentes ou représentées à l'Assemblée générale ordinaire, sans tenir compte des abstentions.

Recommandation

Le Conseil d'administration recommande un vote **en faveur** de l'approbation de l'affectation du bénéfice résultant du bilan, y compris le paiement d'un dividende d'approximativement CHF 0.2625 par action pour l'année 2014.

Point 4

Modification des statuts de la Société pour se conformer au nouveau droit des sociétés suisse

Proposition

Le Conseil d'administration propose que les statuts de la Société soient modifiés pour prendre en compte les récents changements intervenus dans le cadre légal suisse.

Le Conseil d'administration propose que les statuts de la Société soient modifiés de la manière décrite dans l'annexe A jointe à la fin de la version anglaise de cette Invitation et Document d'Information. Le texte français de la proposition de modification des statuts, qui fait seul foi sur le plan légal, peut être consulté sur notre site internet à l'adresse http://ir.logitech.com.

Explication

Le 1er janvier 2014, le droit des sociétés suisse a été modifié par l'entrée en vigueur de l'ordonnance contre les rémunérations abusives dans les sociétés anonymes cotées en bourse, communément appelée l'"Ordonnance Minder".

L'Ordonnance Minder apporte, entre autre, les modifications suivantes au droit des sociétés suisse:

- élection obligatoire par l'Assemblée générale, à titre individuel, des membres du Conseil d'administration, du Président du Conseil d'administration, des membres du Comité de rémunération et du représentant indépendant des actionnaires (Représentant indépendant) pour une période se terminant à la fin de l'Assemblée générale ordinaire suivante;
- vote annuel contraignant de l'Assemblée générale sur les rémunérations globales accordées au Conseil d'administration et à la Direction; et
- interdiction de la représentation institutionnelle des actionnaires à l'Assemblée générale, excepté par le Représentant indépendant. Selon le nouveau droit, les actionnaires ont le choix de participer à l'Assemblée générale en personne, de mandater un représentant de leur choix ou de donner des instructions au Représentant indépendant.

Par ailleurs, l'Ordonnance Minder exige que les statuts des sociétés suisses cotées contiennent, entre autres, des dispositions sur l'approbation de la rémunération du Conseil d'administration et de la Direction, les principes régissant les tâches et les compétences du Comité de rémunération; les principes de l'octroi de la rémunération aux membres du Conseil d'administration et de la Direction; le nombre maximum de mandats externes des membres du Conseil d'administration et de la Direction; la durée maximale des contrats entre la Société et les membres du Conseil d'administration et de la Direction relatifs à la rémunération.

Par conséquent, le Conseil d'administration propose de modifier les statuts de la Société afin de satisfaire aux exigences requises par le nouveau droit.

Majorité requise pour l'approbation de la proposition

L'approbation de ce point requiert la majorité des voix exprimées par les personnes présentes ou représentées à l'Assemblée générale ordinaire, sans tenir compte des abstentions.

Recommandation

Le Conseil d'administration recommande de voter **en faveur** de l'approbation des modifications proposées des Statuts.

Point 5

Autorisation de détenir plus de 10% d'actions propres

Proposition

Le Conseil d'administration propose aux actionnaires d'autoriser Logitech à détenir plus de 10 pourcent de ses propres actions.

Explication

En droit suisse des sociétés, les actions qui sont rachetées ne sont pas automatiquement annulées, mais sont détenues dans la trésorerie de la société en attendant soit la décision des actionnaires relative à leur annulation soit leur réutilisation par la Société pour couvrir des obligations de livraison, sous réserve de certaines limites de temps et le respect de certaines procédures. La responsabilité personnelle des membres du Conseil d'administration peut être engagée en cas de dommage causé à la Société du fait de cette détention de plus de 10 pourcent d'actions propres. L'approbation de cette proposition peut diminuer la responsabilité personnelle potentielle des membres du Conseil d'administration dans de telles circonstances.

Lors des Assemblées générales annuelles de 2012 et 2013, les actionnaires ont autorisé la Société à détenir plus de 10 pourcent de ses propres actions, dans la mesure où les actions propres dépassant le seuil des 10 pourcent sont rachetées dans l'optique d'être annulées lors des Assemblées générales ordinaires de la Société de 2013 et/ou 2014 et de 2014 et/ou 2015 respectivement. Le 9 août 2013, le programme initial de rachat d'actions de la Société a pris fin, y compris sa deuxième ligne de négoce qui a permis à la Société de se conformer à ses obligations selon les lois fiscales suisses en cas de rachat d'actions en-dessus du seuil de 10 pourcent. En mars 2014, la Société a annoncé l'approbation d'un nouveau programme de rachat d'actions à hauteur de US $250 millions et qui devrait rester en vigueur pendant trois ans.

Au 26 septembre 2014, Logitech détenait environ 5.7 pourcent de ses propres actions dans sa trésorerie. Selon les plans de rachat d'actions autorisés par le Conseil d'administration, la Société peut acquérir jusqu'à environ US $17,310,662 d'actions additionnelles jusqu'au 24 avril 2017. Si la Société poursuit les rachats dans le cadre du programme actuel de rachat d'actions ou si elle commence un nouveau programme de rachat, elle pourrait à nouveau accumuler des actions de trésorerie représentant près de ou excédant 10 pourcent de son capital émis.

Afin de fournir à la Société une flexibilité continue dans la gestion de son capital, le Conseil d'administration sollicite l'autorisation d'amener la Société à détenir plus de 10 pourcent de ses propres actions, dans la mesure où les actions excédant le seuil de 10 pourcent sont rachetées, via une deuxième ligne de négoce, ou de toutes autres manières, en vue d'être annulées. Dans le cas d'un vote négatif sur cette proposition par les actionnaires, le Conseil d'administration fera en sorte que la Société ne dépasse pas le seuil de 10 pourcent d'actions propres.

Il y a des conséquences fiscales potentiellement négatives pour la Société qui peuvent être évitées en rachetant des actions au-dessus du seuil des 10 pourcent par une deuxième ligne de négoce avec des arrangements en matière d'impôts anticipés. Si le Conseil d'administration décidait d'utiliser l'autorisation contenue dans ce point de l'ordre du jour, il requerrait l'approbation topique à la Commission des offres publiques d'achats et demanderait l'ouverture d'une deuxième ligne de négoce sur le SIX Swiss Exchange afin de racheter des actions pour les annuler. Il prendrait également d'autres actions appropriées pour percevoir l'impôt anticipé qui serait dû dans ce cas.

Majorité requise pour l'approbation de la proposition

L'approbation de ce point requiert la majorité des voix exprimées par les personnes présentes ou représentées à l'Assemblée générale ordinaire, sans tenir compte des abstentions et sans tenir compte des voix des membres du Conseil d'administration ou des membres de la Direction de Logitech.

Recommandation du Conseil

Le Conseil d'administration recommande de voter **en faveur** de la décision suivante :

> "La Société est autorisée à détenir plus de 10 pourcent de ses propres actions, dans la mesure où les actions propres dépassant la limite de 10 pourcent sont rachetées, sur une ligne de négoce séparée ou de toutes autres manières pour être annulées dans le cadre d'une réduction du capital-actions qui sera proposée lors de l'Assemblée générale ordinaire de la Société en 2015 et/ou en 2016."

Point 6

Décharge des membres du Conseil d'administration et de la Direction pour leur activité pendant l'exercice 2014

Proposition

Le Conseil d'administration propose aux actionnaires de donner décharge aux membres du Conseil d'administration et de la Direction pour leur activité pendant l'exercice 2014.

Explication

Comme il est usuel pour des sociétés suisses et conformément à l'article 698, alinéa 2, chiffre 5 du Code suisse des obligations, les actionnaires sont invités à donner décharge aux membres du Conseil d'administration et de la Direction pour leurs activités pendant l'exercice 2014 pour les faits révélés aux actionnaires. Cette décharge exclut des actions en responsabilité de la part de la Société ou d'actionnaires pour le compte de la Société contre des membres du Conseil d'administration ou de la Direction pour leur activité pendant l'exercice 2014 portant sur des faits qui ont été portés à la connaissance des actionnaires. Toutefois, les actionnaires qui n'ont pas voté en faveur de la décharge, ou qui ont acquis leurs actions postérieurement au vote relatif à la décharge sans en avoir connaissance, ne sont pas liés par le résultat du vote pendant une période de six mois suivant ce dernier.

Majorité requise pour l'approbation de la proposition

L'approbation de ce point requiert la majorité des voix exprimées par les personnes présentes ou représentées à l'Assemblée générale ordinaire, sans tenir compte des abstentions et sans tenir compte des voix des membres du Conseil d'administration ou des membres de la Direction de Logitech.

Recommandation

Le Conseil d'administration recommande de voter **en faveur** de la proposition de donner décharge aux membres du Conseil d'administration et de la Direction pour leurs activités pendant l'exercice 2014.

Point 7

Elections au Conseil d'administration

Le Conseil d'administration est actuellement composé de neuf membres. Jusqu'à 2012, chaque membre était élu pour une période de 3 ans. Lors de l'Assemblée générale de 2012, les actionnaires ont approuvé une modification statutaire selon laquelle chaque membre du Conseil d'administration est désormais élu pour une période d'une année, applicable dès les élections de 2012.

Sur recommandation du Comité de nomination, le Conseil propose d'élire les dix personnes mentionnées ci-dessous en qualité d'administrateur pour une période d'un an, commençant lors de l'Assemblée générale ordinaire du 18 décembre 2014. Neuf candidats sont actuellement membres du Conseil d'administration. Leur mandat arrivera à échéance le jour de l'Assemblée générale ordinaire, soit le 18 décembre 2014. Le dixième candidat a été recommandé par le Comité de nomination du Conseil d'administration et approuvé par le Conseil comme candidat au Conseil en octobre 2014.

La durée des fonctions prend fin à la prochaine Assemblée générale ordinaire. Un vote séparé sera tenu pour chaque candidat.

Selon le droit suisse, les membres du Conseil ne peuvent être élus que par les actionnaires. Si les personnes mentionnées ci-dessous sont élues, le Conseil sera composé de dix membres. Le Conseil n'a pas de raison de penser que l'un ou l'autre des candidats ne souhaitera pas ou ne sera pas en mesure d'assumer son rôle d'administrateur s'il est élu.

Pour davantage d'informations sur le Conseil d'administration, en particulier sur ses membres actuels, ses comités, et la façon dont le Conseil supervise les activités de la Direction générale de Logitech, nous vous prions de vous référer à la section "*Corporate Governance and Board of Directors Matters*" de la version anglaise de cette Invitation et Document d'Information.

7.1 Réélection de M. Daniel Borel

Proposition: Le Conseil d'administration propose la réélection de M. Daniel Borel au Conseil d'administration pour une période d'une année prenant fin à l'échéance de l'Assemblée générale ordinaire de 2015.

Pour des informations biographiques ou s'agissant des qualifications de M. Borel, veuillez vous référer au point "*Corporate Governance and Board of Directors Matters*" à la page 68 de la version anglaise de cette Invitation et Document d'Information.

7.2 Réélection de M. Matthew Bousquette

Proposition: Le Conseil d'administration propose la réélection de M. Matthew Bousquette au Conseil d'administration pour une période d'une année prenant fin à l'échéance de l'Assemblée générale ordinaire de 2015.

Pour des informations biographiques ou s'agissant des qualifications de M. Bousquette, veuillez vous référer au point "*Corporate Governance and Board of Directors Matters*" à la page 69 de la version anglaise de cette Invitation et Document d'Information.

7.3 Réélection de M. Kee-Lock Chua

Proposition: Le Conseil d'administration propose la réélection de M. Kee-Lock Chua au Conseil d'administration pour une période d'une année prenant fin à l'échéance de l'Assemblée générale ordinaire de 2015.

Pour des informations biographiques ou s'agissant des qualifications de M. Chua, veuillez vous référer au point "*Corporate Governance and Board of Directors Matters*" à la page 69 de la version anglaise de cette Invitation et Document d'Information.

7.4 Réélection de M. Bracken P. Darrell

Proposition: Le Conseil d'administration propose que le Directeur Général de la Société, M. Bracken P. Darrell, soit réélu au Conseil d'administration pour une période d'une année prenant fin à l'échéance de l'Assemblée générale ordinaire de 2015.

Pour des informations biographiques ou s'agissant des qualifications de M. Darrell, veuillez vous référer au point "*Corporate Governance and Board of Directors Matters*" à la page 70 de la version anglaise de cette Invitation et Document d'Information.

7.5 Réélection de Mme Sally Davis

Proposition: Le Conseil d'administration propose la réélection de Mme Sally Davis en qualité de membre du Conseil d'administration pour une période d'une année prenant fin à l'échéance de l'Assemblée générale ordinaire de 2015.

Pour des informations biographiques ou s'agissant des qualifications de Mme Davis, veuillez vous référer au point "*Corporate Governance and Board of Directors Matters*" à la page 70 de la version anglaise de cette Invitation et Document d'Information.

7.6 Réélection de M. Guerrino De Luca

Proposition: Le Conseil d'administration propose la réélection de M. Guerrino De Luca en qualité de membre du Conseil d'administration pour une période d'une année prenant fin à l'échéance de l'Assemblée ordinaire générale de 2015.

Pour des informations biographiques ou s'agissant des qualifications de M. De Luca, veuillez vous référer au point "*Corporate Governance and Board of Directors Matters*" à la page 71 de la version anglaise de cette Invitation et Document d'Information.

7.7 Réélection de M. Didier Hirsch

Proposition: Le Conseil d'administration propose la réélection de M. Didier Hirsch en qualité de membre du Conseil d'administration pour une période d'une année prenant fin à l'échéance de l'Assemblée générale ordinaire de 2015.

Pour des informations biographiques ou s'agissant des qualifications de M. Hirsch, veuillez vous référer au point "*Corporate Governance and Board of Directors Matters*" à la page 71 de la version anglaise de cette Invitation et Document d'Information.

7.8 Réélection de Dr. Neil Hunt

Proposition: Le Conseil d'administration propose la réélection de Dr. Neil Hunt en qualité de membre du Conseil d'administration pour une période d'une année prenant fin à l'échéance de l'Assemblée générale ordinaire de 2015.

Pour des informations biographiques ou s'agissant des qualifications de Dr. Hunt, veuillez vous référer au point "*Corporate Governance and Board of Directors Matters*" à la page 72 de la version anglaise de cette Invitation et Document d'Information.

7.9 Réélection de Mme Monika Ribar

Proposition: Le Conseil d'administration propose la réélection de Mme Monika Ribar en qualité de membre du Conseil d'administration pour une période d'une année prenant fin à l'échéance de l'Assemblée générale ordinaire de 2015.

Pour des informations biographiques ou s'agissant des qualifications de Mme Monika Ribar, veuillez vous référer au point "*Corporate Governance and Board of Directors Matters*" à la page 72 de la version anglaise de cette Invitation et Document d'Information.

7.10 Election de M. Dimitri Panayotopoulos

Proposition: Conformément à la recommandation du Comité de nomination, le Conseil d'administration propose que M. Dimitri Panayotopoulos soit élu au Conseil d'administration pour une période d'une année prenant fin à l'échéance de l'Assemblée générale ordinaire de 2015.

Monsieur Dimitri Panayotopoulos est un *Senior Advisor* auprès de The Boston Consulting Group, une société mondiale de conseils en gestion. Avant de rejoindre The Boston Consulting Group en avril 2014, M. Panayotopoulos a travaillé auprès de Procter & Gamble (P&G), une société spécialisée dans les marques pour les marchés grand public, de 1977 à 2014. Au sein de P&G , il a travaillé en tant que *Vice Chairman and Advisor to the Chairman & Chief Executive Officer* de juillet 2013 à janvier 2014, *Vice Chairman of Global Buiness Units* de mai 2011 à juillet 2013, *Vice Chairman of Global Household Care Group* de juillet 2007 à mai 2011, *Group President of Global Fabric Care* de juillet 2004 à juillet 2007, *President of Central and Eastern Europe, Middle East and Africa* de juillet 2001 à juillet 2004 et *President-Greater China* de 1999 à juillet 2001. M. Panayotopoulos a travaillé dans différents postes exécutifs, managériaux et autres au sein de P&G dans les domaines de la vente, la gestion des marques et la publicité en Europe (y compris en Suisse), en Egypte et en Extrême Orient de 1977 à 1999. M. Panayotopoulos a un diplôme BA de l'Université du Sussex, Royame-Uni. Il est âgé de 63 ans et est un citoyen britannique.

M. Panayotopoulos apporte au Conseil d'administration sa grande expertise en matière de direction, de stratégie, de finance, de marketing de marque ainsi que son expérience internationale de ses précédents postes de direction auprès de P&G dans une grande quantité de régions.

Majorité requise pour l'approbation des propositions

L'approbation de ce point requiert la majorité des voix exprimées par les personnes présentes ou représentées à l'Assemblée générale ordinaire, sans tenir compte des abstentions.

Recommandation

Le Conseil d'administration recommande de voter **en faveur** de l'élection au Conseil de chacun des candidats mentionnés ci-dessus.

Point 8

Election du Président du Conseil d'administration

Suite à l'entrée en vigueur le 1er janvier 2014 de l'ordonnance communément appelée "Ordonnance Minder", le droit suisse exige que le Président du Conseil d'administration soit élu à l'occasion de chaque Assemblée générale pour une période d'un an se terminant à la fin de la prochaine Assemblée générale ordinaire.

Proposition

Le Conseil d'administration propose d'élire M. Guerrino De Luca en qualité de Président du Conseil d'administration pour une durée d'un an prenant fin à l'échéance de l'Assemblée générale ordinaire de 2015.

Majorité requise pour l'approbation de la proposition

L'approbation de ce point requiert la majorité des voix exprimées par les personnes présentes ou représentées à l'Assemblée générale ordinaire, sans tenir compte des abstentions.

Recommandation

Le Conseil d'administration recommande de voter **en faveur** de l'élection de M. Guerrino De Luca en tant que Président du Conseil d'administration.

Point 9

Elections au Comité de rémunération

Notre Comité de rémunération est actuellement composé de quatre membres. Suite à la modification du droit commercial suisse le 1er janvier 2014, les membres du Comité de rémunération doivent être élus annuellement et individuellement par les actionnaires. Seuls les membres du Conseil d'administration peuvent être élus en tant que membres du Comité de rémunération.

Sur la recommandation du Comité de nomination, le Conseil d'administration propose d'élire les quatre personnes mentionnées ci-dessous en tant que membres du Comité de rémunération pour une période d'un an. Tous les candidats sont actuellement membre du Comité de rémunération et ils sont indépendants, tel que requis par la Charte du Comité de rémunération et conformément aux exigences des règles de cotation de la bourse Nasdaq, de la définition de l'administrateur externe selon la section 162(m) du *U.S. Internal Revenue Code* de 1986, tel que modifié, de la définition d'un "administrateur non-employé" pour les besoins de la règle 16b-3 promulguée par l'*U.S. Securities and Exchange Commission*, et de la règle 10C(b)(1) de la *U.S. Securities Exchange Act* de 1934, telle que modifiée.

La durée du mandat prend fin à l'échéance de la prochaine Assemblée Générale Ordinaire. Un vote séparé sera tenu pour chaque candidat.

9.1 Election de M. Matthew Bousquette

Proposition: Le Conseil d'administration propose d'élire M. Matthew Bousquette au Comité de rémunération pour une période d'une année prenant fin à l'échéance de l'Assemblée générale ordinaire de 2015.

Pour des informations biographiques ou s'agissant des qualifications de M. Bousquette, veuillez vous référer au point "*Corporate Governance and Board of Directors Matters*" de la version anglaise de cette Invitation et Document d'Information à la page 69.

9.2 Election de Mme Sally Davis

Proposition: Le Conseil d'administration propose d'élire Mme Sally Davis au Comité de rémunération pour une période d'une année prenant fin à l'échéance de l'Assemblée générale ordinaire de 2015.

Pour des informations biographiques ou s'agissant des qualifications de Mme Davis, veuillez vous référer au point "*Corporate Governance and Board of Directors Matters*" de la version anglaise de cette Invitation et Document d'Information à la page 70.

9.3 Election du Dr. Neil Hunt

Proposition: Le Conseil d'administration propose d'élire le Dr. Neil Hunt au Comité de rémunération pour une période d'une année prenant fin à l'échéance de l'Assemblée générale ordinaire de 2015.

Pour des informations biographiques ou s'agissant des qualifications du Dr. Hunt, veuillez vous référer au point "*Corporate Governance and Board of Directors Matters*" de la version anglaise de cette Invitation et Document d'Information à la page 72.

9.4 Election de Mme Monika Ribar

Proposition: Le Conseil d'administration propose d'élire Mme Monika Ribar au Comité de rémunération pour une période d'une année prenant fin à l'échéance de l'Assemblée générale ordinaire de 2015.

Pour des informations biographiques ou s'agissant des qualifications Mme Ribar, veuillez vous référer au point "*Corporate Governance and Board of Directors Matters*" de la version anglaise de cette Invitation et Document d'Information à la page 72.

Majorité requise pour l'approbation des propositions

L'approbation de ce point requiert la majorité des voix exprimées par les personnes présentes ou représentées à l'Assemblée générale ordinaire, sans tenir compte des abstentions.

Recommandation

Le Conseil d'administration recommande de voter **en faveur** de l'élection au Comité de rémunération de chacun des candidats mentionnés ci-dessus.

Point 10

Election de KPMG AG en qualité d'organe de révision de Logitech et ratification de la nomination de KPMG LLP en qualité d'expert-comptable agréé indépendant de Logitech pour l'exercice 2015

Proposition

Le Conseil d'administration propose d'élire KPMG AG en qualité d'organe de révision de Logitech International S.A. pour une période d'une année et que la nomination de KPMG LLP en qualité d'expert-comptable agréé indépendant pour l'exercice 2015 soit ratifiée.

Explication

KPMG AG sur recommandation du Comité d'Audit du Conseil, est proposé pour élection pour une période d'une année en qualité d'organe de révision de Logitech International S.A.

Le Comité d'audit a également nommé KPMG LPP, la filiale américaine de KPMG AG, en qualité d'expert-comptable agréé indépendant pour l'année fiscale se terminant le 31 mars 2015 pour le *reporting* selon la législation américaine sur les valeurs mobilières. Les statuts de Logitech ne requièrent pas que les actionnaires ratifient la nomination de KPMG LPP en qualité d'expert-comptable agréé indépendant. Cependant, Logitech soumet la nomination de KPMG LPP aux actionnaires pour ratification dans un souci de bonne gouvernance. Si les actionnaires ne ratifient pas la nomination, le Comité d'Audit réexaminera sa décision. Même si la nomination devait être ratifiée, le Comité d'Audit se réserve le droit de modifier, à sa discrétion, la nomination de KPMG LPP durant l'année si le Comité devait décider qu'un tel changement est dans l'intérêt de Logitech et de ses actionnaires.

Des informations sur les honoraires que Logitech a payés à PricewaterhouseCoopers S.A. et à PricewaterhouseCoopers LLP, respectivement l'organe de révision et l'expert-comptable agréé indépendant de la Société pour l'exercice 2014, ainsi que d'autres informations concernantKPMG LLP, PricewaterhouseCoopers S.A. et PricewaterhouseCoopers LLP, figurent sous la rubrique *Independent Auditors* et *Report of the Audit Committee* de la version anglaise de cette Invitation et Document d'Information.

Des membres de KPMG AG et PricewaterhouseCoopers S.A. seront présents lors de l'Assemblée générale ordinaire. Ils pourront y faire une déclaration et répondre à vos questions.

Majorité requise pour l'approbation de la proposition

L'approbation de ce point requiert la majorité des voix exprimées par les personnes présentes ou représentées à l'Assemblée générale ordinaire, sans tenir compte des abstentions.

Recommandation

Le Conseil d'administration recommande de voter **en faveur** de l'élection de KPMG AG en qualité d'organe de révision de Logitech International S.A. et de la ratification de la nomination de KPMG LLP en qualité d'expert-comptable agréé indépendant, chacune pour l'exercice se terminant le 31 mars 2015.

Point 11

Election de Me Béatrice Ehlers en tant que Représentant indépendant

Suite à l'entrée en vigueur de l'ordonnance communément appelée "Ordonnance Minder" le 1er janvier 2014, le droit suisse exige que le représentant indépendant des actionnaires (Représentant indépendant) soit élu à l'occasion de chaque Assemblée générale ordinaire pour une période d'un an prenant fin à l'échéance de la prochaine Assemblée générale ordinaire.

Proposition

Le Conseil d'administration propose d'élire Me Béatrice Ehlers en qualité de Représentant indépendant pour une période d'une année prenant fin à l'échéance de l'Assemblée générale ordinaire de 2015.

Explication

Les actionnaires peuvent soit représenter leurs actions eux-mêmes ou les faire représenter par un tiers, que ce tiers soit actionnaire ou non, si ce dernier reçoit une procuration écrite. Conformément au droit suisse, chaque actionnaire peut être représenté à l'Assemblée générale par le Représentant indépendant, Me Béatrice Ehlers, ou par un tiers muni d'une procuration. Me Ehlers est notaire et elle a déjà servi de Représentant indépendant lors de précédentes assemblées générales ordinaires.

Selon le droit des sociétés suisse, le Représentant indépendant doit satisfaire à de strictes exigences d'indépendance. En l'absence d'instruction, le Représentant indépendant doit s'abstenir de voter. Des instructions générales de votes peuvent être données en rapport avec une assemblée générale particulière en relation avec des points de l'ordre du jour ou des objets qui n'ont pas été divulgué dans l'invitation à l'Assemblée générale.

Majorité requise pour l'approbation de la proposition

L'approbation de ce point requiert la majorité des voix exprimées par les personnes présentes ou représentées à l'Assemblée générale ordinaire, sans tenir compte des abstentions.

Recommandation

Le Conseil d'administration recommande de voter **en faveur** de l'élection de Me Béatrice Ehlers en qualité de Représentant indépendant.

INFORMATIONS CONCERNANT LE CONSEIL D'ADMINISTRATION ET LE RAPPORT DE RÉMUNÉRATION

Vous êtes invités à vous référer à la version anglaise de cette Invitation et Document d'Information pour davantage d'informations sur la *Corporate Governance* et notre Conseil d'administration et consulter notre rapport de rémunération pour 2014. La version anglaise de cette Invitation et Document d'Information fait foi en cas de divergence avec les autres versions.

*****

21. November 2014

An unsere Aktionärinnen und Aktionäre:

Sie sind herzlich eingeladen, an der ordentlichen Generalversammlung 2014 der Logitech International S.A. teilzunehmen. Die Versammlung findet am Donnerstag, 18. Dezember 2014, um 14:00 Uhr im SwissTech Convention Center der EPFL, in Lausanne, Schweiz, statt.

Beiliegend finden Sie die Einladung und das Informationsmaterial für die Versammlung, einschliesslich der Traktandenliste und der Erläuterung der zur Abstimmung kommenden Vorlagen sowie die notwendigen Informationen zur Ausübung des Stimmrechts, den Bericht über die Entschädigung der Mitglieder des Verwaltungsrates und der Geschäftsleitung sowie weitere wichtige Informationen. Für weitere Details möchten wir Sie bitten, die Logitech *Investor Relations*-Seite im Internet unter *http://ir.logitech.com* zu besuchen.

Ob Sie an der Generalversammlung teilnehmen oder nicht, Ihre Stimme ist wichtig.

Herzlichen Dank für Ihre anhaltende Unterstützung der Logitech International S.A.



GUERRINO DE LUCA
Präsident des Verwaltungsrates

This page is intentionally left blank.

LOGITECH INTERNATIONAL S.A.

Einladung zur ordentlichen Generalversammlung
Donnerstag, 18. Dezember 2014
14:00 Uhr (Türöffnung um 13:30 Uhr)
SwissTech Convention Center, EPFL – Lausanne, Schweiz

*****

TRAKTANDENLISTE

A. Berichte

Geschäftsbericht für das am 31. März 2014 zu Ende gegangene Geschäftsjahr

B. Anträge

1. Genehmigung des Jahresberichtes, des Entschädigungsberichtes, der Konzernrechnung und der Jahresrechnung der Logitech International S.A. für das Geschäftsjahr 2014
2. Konsultative Abstimmung über die Genehmigung der Managementvergütung
3. Verwendung des Bilanzgewinns und Festsetzung der Dividende
4. Änderung der Statuten der Gesellschaft
5. Genehmigung zum Halten eigener Aktien von mehr als 10 %
6. Entlastung des Verwaltungsrates und der Geschäftsleitung für das Geschäftsjahr 2014
7. Wahlen in den Verwaltungsrat
   - 7.1. Wiederwahl von Herrn Daniel Borel
   - 7.2. Wiederwahl von Herrn Matthew Bousquette
   - 7.3. Wiederwahl von Herrn Kee-Lock Chua
   - 7.4. Wiederwahl von Herrn Bracken P. Darrell
   - 7.5. Wiederwahl von Frau Sally Davis
   - 7.6. Wiederwahl von Herrn Guerrino De Luca
   - 7.7. Wiederwahl von Herrn Didier Hirsch
   - 7.8. Wiederwahl von Dr. Neil Hunt
   - 7.9. Wiederwahl von Frau Monika Ribar
   - 7.10. Wahl von Herrn Dimitri Panayotopoulos
8. Wahl des Verwaltungsratspräsidenten
9. Wahlen in den Vergütungsausschuss
   - 9.1 Wahl von Herrn Matthew Bousquette
   - 9.2 Wahl von Frau Sally Davis
   - 9.3 Wahl von Dr. Neil Hunt
   - 9.4 Wahl von Frau Monika Ribar
10. Wahl von KPMG AG als Logitechs Revisionsstelle und Bestätigung der Wahl von KPMG LLP als Logitechs unabhängige eingetragene Revisionsexpertin für das Geschäftsjahr 2015
11. Wahl von Frau Béatrice Ehlers als unabhängige Stimmrechtsvertreterin

Apples, Schweiz, 21. November 2014

Der Verwaltungsrat

FRAGEN UND ANTWORTEN BETREFFEND DIE ORDENTLICHE GENERALVERSAMMLUNG 2014 DER LOGITECH INTERNATIONAL S.A. („LOGITECH")

ALLGEMEINE INFORMATION AN ALLE AKTIONÄRINNEN UND AKTIONÄRE

Warum erhalte ich diese Einladung und Information?

Dieses Dokument soll sowohl dem schweizerischen Gesellschaftsrecht als auch den *Proxy Statement Rules* der Vereinigten Staaten von Amerika genügen. Ausserhalb der Vereinigten Staaten von Amerika und Kanadas wird diese Einladung mit Informationsmaterial (die „**Einladung**") den eingetragenen Aktionären zugänglich gemacht, wobei Teile davon in französischer und deutscher Übersetzung abgegeben werden. Der englische Text dieser Einladung ist die massgebliche Version. Die Einladung wird den Aktionären ab dem 18. November 2014 zugänglich gemacht.

Die beigelegte Antwortkarte wird Ihnen im Auftrag des Verwaltungsrates von Logitech für die ordentliche Generalversammlung von Logitech übermittelt. Die Generalversammlung wird am Donnerstag, den 18. Dezember 2014 um 14:00, im SwissTech Convention Center der EPFL, in Lausanne, Schweiz stattfinden.

Wer ist an der Versammlung stimmberechtigt?

Aktionäre, die am Donnerstag, 11. Dezember 2014 im Aktienregister der Logitech (einschliesslich dem Unterregister bei „Computershare", Logitechs amerikanischer Vermittlungsstelle) eingetragen sind, geniessen das Stimmrecht. Zwischen dem 11. Dezember 2014 und dem auf die Versammlung folgenden Tag werden keine Aktionäre ins Aktienregister eingetragen. Am 30. September 2014 waren 114'374'671 Aktien als stimmberechtigt eingetragen, bei 163'259'279 an diesem Tag ausstehenden Logitech Aktien. Die Anzahl an der Generalversammlung effektiv stimmberechtigter Aktien wird davon abhängen, wie viele zusätzliche Aktien zwischen dem 30. September 2014 und dem 11. Dezember 2014 im Aktienregister ein- oder ausgetragen werden.

Für Information über das Stimmrecht von amerikanischen oder kanadischen Aktionären, deren Aktien unter Nominees eingetragen sind ("Street Name Wirtschaftlich Berechtigte"), siehe nachstehend unter „Zusätzliche Informationen für amerikanische und kanadische Aktionäre, deren Aktien unter Nominees eingetragen sind (Street Name Wirtschaftlich Berechtigte)".

Wer ist ein eingetragener Aktionär?

Wenn Ihre Aktien in Ihrem Namen in unserem Aktienregister oder im Unterregister, das von „Computershare", unserer amerikanischen Vermittlungsstelle, geführt wird, eingetragen sind, sind Sie ein eingetragener Aktionär und diese Einladung wird Ihnen von Logitech zugesandt oder zugänglich gemacht.

Wer ist ein wirtschaftlich Berechtigter mit Aktien, die unter einem Nominee eingetragen sind (Street Name Wirtschaftlich Berechtigter)?

Aktionäre, die keine direkte Eintragung in unserem Aktienregister begehrt haben und ihre Aktien durch einen Wertschriftenhändler, Trustee, Nominee oder eine ähnliche Gesellschaft halten, welche als Aktionär eingetragen ist, sind wirtschaftlich Berechtigte an den Aktien, die im Namen des Nominee eingetragen sind. Wenn Sie Logitech-Aktien über einen amerikanischen oder kanadischen Wertschriftenhändler, Trustee, Nominee oder eine ähnliche Gesellschaft halten (sogenanntes Halten in "Street Name"), was der in diesen Ländern üblichen Praxis entspricht, so wird die eingetragene Gesellschaft als stimmberechtigter Aktionär betrachtet und diese Einladung wird Ihnen von diesen Nominees zugesandt. Sie sind berechtigt, dem Nominee Anweisungen zu erteilen, wie für die auf Ihrem Konto stehenden Aktien zu stimmen ist.

Warum ist es für mich wichtig an den Abstimmungen teilzunehmen?

Logitech ist eine börsenkotierte Gesellschaft und die wichtigsten Entscheide können nur von den Aktionären getroffen werden. Ihre Stimme ist wichtig, ob Sie an der Versammlung teilnehmen wollen oder nicht. Wir bitten Sie deshalb, Ihre Aktien allenfalls vertreten zu lassen.

Wie viele eingetragene Aktien müssen vertreten sein, um die Rechtsgültigkeit der Versammlung sicherzustellen?

Für die Generalversammlung gibt es kein Quorum. Unter schweizerischem Recht gibt es keine Mindestvertretungsvorschriften an Generalversammlungen und unsere Statuten enthalten keine Bestimmung, die ein solches Quorum vorsieht.

Wo sind die wichtigsten Verwaltungssitze der Logitech?

Logitechs schweizerischer Verwaltungssitz befindet sich an der EPFL – Quartier de l'Innovation, Daniel Borel Innovation Center, 1015 Lausanne, Schweiz, und unser Verwaltungssitz in den Vereinigten Staaten von Amerika befindet sich am 7600 Gateway Boulevard, Newark, California 94560, USA. Logitechs Telefonnummer in der Schweiz lautet +41-(0)21-863-5111 und die Telefonnummer in den Vereinigten Staaten von Amerika ist +1-510-795-8500.

Wie kann ich Logitechs Jahresbericht, Informationsmaterial (einschliesslich Erläuterung der zur Abstimmung kommenden Vorlagen) und die weiteren jährlichen Berichte erhalten?

Unser Jahresbericht 2014 zuhanden der Aktionäre, diese Einladung, das Informationsmaterial sowie unser Jahresbericht auf Formular 10-K für das Geschäftsjahr 2014, wie es bei der *Securities and Exchange Commission* der Vereinigten Staaten von Amerika hinterlegt wurde, können auf der Logitech *Investor Relations*-Seite im Internet unter *http://ir.logitech.com* eingesehen werden. Aktionäre können auch kostenlose Kopien dieser Dokumente an unseren Verwaltungssitzen in der Schweiz und den Vereinigten Staaten von Amerika an obgenannten Adressen bestellen.

Wo kann ich die Abstimmungsresultate der Versammlung finden?

Wir beabsichtigen, die Abstimmungsresultate an der Versammlung selbst bekannt zu geben und wir werden nach der Versammlung umgehend eine Pressemitteilung veröffentlichen. Wir werden am Mittwoch, 24. Dezember 2014, zudem die Abstimmungsresultate auf einem *Current Report* Formular 8-K an die *Securities and Exchange Commission* der Vereinigten Staaten von Amerika übermitteln. Eine Kopie des Formulars 8-K wird auf unserer Webseite unter *http://ir.logitech.com* einsehbar sein.

Wenn ich nicht ein eingetragener Aktionär bin, darf ich an der Generalversammlung teilnehmen und stimmen?

Sie dürfen nur an der Generalversammlung teilnehmen und Ihr Stimmrecht ausüben, wenn Sie bis zum 11. Dezember 2014 im Aktienregister eingetragen werden oder wenn Sie eine Vollmacht von Ihrem Effektenhändler, Trustee oder Nominee erhalten, der Ihre Aktien hält. Wenn Sie Ihre Aktien über einen nicht amerikanischen oder nicht kanadischen Effektenhändler, Trustee oder Nominee halten, können Sie ins Aktienregister eingetragen werden. In diesem Fall nehmen Sie bitte mit unserem Aktienregisterführer Kontakt auf (Logitech International S.A., c/o Devigus Shareholder Services, Birkenstrasse 47, CH-6343 Rotkreuz, Schweiz) und folgen Sie den erhaltenen Eintragungsinstruktionen. In gewissen Ländern kann die Eintragung über die Bank oder den Effektenhändler begehrt werden, über die Sie Ihre Aktien halten. Wenn Sie Ihre Aktien über einen amerikanischen oder kanadischen Effektenhändler, Trustee oder Nominee halten, können Sie diesen kontaktieren und eingetragen werden. Bitte folgen Sie den entsprechenden Instruktionen, die Sie bei dieser Gelegenheit erhalten.

WEITERE INFORMATION FÜR EINGETRAGENE AKTIONÄRINNEN UND AKTIONÄRE

Wie kann ich abstimmen, wenn ich nicht an der Generalversammlung teilnehmen möchte?

Wenn Sie nicht an der Generalversammlung teilnehmen wollen, können Sie unter Option 3 auf der beiliegenden Antwortkarte die unabhängige Stimmrechtsvertreterin, Frau Béatrice Ehlers, bevollmächtigen, Sie an der Versammlung zu vertreten. Bitte fügen Sie auf der Antwortkarte Ihre Stimminstruktionen bei und datieren und unterzeichnen Sie die Karte. Bitte senden Sie die ausgefüllte Antwortkarte im beiliegenden, entsprechend adressierten Umschlag zurück. Für weitere Informationen verweisen wir Sie auf die Antwortkarte.

Wie kann ich an der Generalversammlung teilnehmen?

Wünschen Sie an der Generalversammlung teilzunehmen, so benötigen Sie eine Zutrittskarte. Um eine Zutrittskarte zu erhalten, wählen Sie bitte Option 1 auf der Antwortkarte, und senden Sie diese bitte anschliessend im beiliegenden Umschlag vor dem Donnerstag, 11. Dezember 2014, an Logitech zurück. Wir werden Ihnen eine Zutrittskarte für die Versammlung zukommen lassen. Sollten Sie die Zutrittskarte vor der Generalversammlung nicht erhalten, können Sie dennoch an der Versammlung teilnehmen, sofern Sie am 11. Dezember 2014 im Aktienregister eingetragen sind und sich am Versammlungsort ausweisen können.

Kann ich mich an der Versammlung durch eine andere Person vertreten lassen?

Ja. Wenn Sie sich nicht durch die unabhängige Stimmrechtsvertreterin vertreten lassen möchten, wählen Sie bitte Option 2 auf der Antwortkarte und geben Sie Namen und Adresse Ihres Vertreters an. Bitte senden Sie die ausgefüllte und unterzeichnete Antwortkarte vor dem 11. Dezember 2014 mittels beiliegenden Briefumschlags an Logitech zurück. Wir werden Ihrem Vertreter eine Zutrittskarte zukommen lassen. Sind Name und Adresse Ihres Vertreters nicht klar angegeben, wird Logitech die Zutrittskarte stattdessen an Sie senden und Sie müssen diese dann an Ihren Vertreter weiterleiten.

Kann ich meine Aktien vor der Versammlung verkaufen, wenn ich bereits Stimminstruktionen erteilt habe?

Logitech verhindert die Übertragung von Aktien vor der Generalversammlung nicht. Wenn Sie aber Ihre Aktien vor der Generalversammlung verkaufen und das Aktienregister von der Übertragung benachrichtigt wird, werden Ihre Stimmen nicht gezählt. Wer Aktien nach der Schliessung des Registers am Donnerstag, 11. Dezember 2014 erwirbt, wird frühestens an dem auf die Versammlung folgenden Tag eingetragen und kann deshalb nicht an der Generalversammlung teilnehmen.

Wenn ich mit der Antwortkarte Stimminstruktionen gegeben habe, kann ich diese noch ändern?

Sie können Ihre Stimminstruktionen jederzeit vor der Abstimmung an der Generalversammlung ändern. Sie können bei uns eine neue Antwortkarte bestellen und Ihre Instruktionen widerrufen. In diesem Fall werden wir Ihre frühere Antwortkarte annullieren. Wenn Sie erneut Instruktionen geben möchten, füllen Sie bitte die neue Antwortkarte aus und senden Sie uns diese zurück. Sie können auch an der Generalversammlung teilnehmen und persönlich abstimmen. Allerdings wird durch Ihre persönliche Teilnahme Ihre Antwortkarte nicht automatisch widerrufen, es sei denn Sie üben Ihr Stimmrecht an der Versammlung aus oder verlangen ausdrücklich schriftlich, dass Ihre vorhergehende Antwortkarte annulliert werden soll.

Was geschieht, wenn ich die Antwortkarte ausfülle und keine spezifischen Stimminstruktionen gebe?

Wenn Sie ein eingetragener Aktionär sind und die unterschriebene Antwortkarte ohne spezifische Stimminstruktionen zu einzelnen oder allen Traktanden zurücksenden, geben Sie hiermit die allgemeine Instruktion an die unabhängige Stimmrechtsvertreterin, Ihre Stimmrechte in Bezug auf die Traktanden sowie auf neue oder geänderte Anträge, die während der Versammlung vorgebracht werden, im Sinne der Empfehlungen des Verwaltungsrates auszuüben.

An wen kann ich mich wenden, wenn ich Fragen habe?

Sollten Sie Fragen haben oder Hilfe im Zusammenhang mit der Stimmabgabe benötigen, rufen Sie uns bitte unter der Telefonnummer +1-510-713-4220 an oder senden Sie uns eine E-Mail an *LogitechIR@logitech.com.*

ZUSÄTZLICHE INFORMATIONEN FÜR AMERIKANISCHE ODER KANADISCHE WIRTSCHAFTLICH BERECHTIGTE AKTIONÄRE, DEREN TITEL UNTER NOMINEES EINGETRAGEN SIND (STREET NAME WIRTSCHAFTLICH BERECHTIGTE)

Wer darf Stimminstruktionen für die Generalversammlung erteilen?

Wirtschaftlich berechtigte Aktionäre, die ihre Titel über amerikanische oder kanadische Effektenhändler, Trustees oder Nominees am 30. Oktober 2014 halten (Street Name Wirtschaftlich Berechtigte), können ihrem Effektenhändler, Trustee oder Nominee Stimminstruktionen erteilen. Zusätzlich hat Logitech mit Hilfe einer Dienstleistungsgesellschaft sichergestellt, dass eine zusätzliche Abgleichung der Aktienpositionen amerikanischer und kanadischer Nominees zwischen dem 30. Oktober 2014 und dem 2. Dezember 2014 durchgeführt wird. Der 2. Dezember 2014 ist für Logitech das letztmögliche Datum zur Durchführung einer solchen Abgleichung. Dies sollte zu folgenden Korrekturen führen: Wenn ein amerikanischer oder kanadischer Halter, der am 30. Oktober 2014 wirtschaftlich berechtigter Aktionär (Street Name Wirtschaftlich Berechtigter) ist, seine Stimme abgibt aber nachträglich seine Titel vor dem 2. Dezember 2014 verkauft, werden die Stimminstruktionen annulliert. Wenn ein amerikanischer oder kanadischer Halter, der am 30. Oktober 2014 wirtschaftlich berechtigter Aktionär (Street Name Wirtschaftlich Berechtigter) ist, seine Stimme abgibt und wirtschaftlich berechtigter Aktionär bleibt, aber in der entsprechenden Periode einen Teil seiner Titel verkauft oder weitere Titel zukauft, so findet eine entsprechende Reduktion oder Erhöhung der Stimmen statt, gemäss dem Stand am 2. Dezember 2014.

Wenn Sie nach dem 30. Oktober 2014 über einen amerikanischen oder kanadischen Effektenhändler, Trustee oder Nominee Aktien erwerben (in "Street Name") und diese an der Generalversammlung vertreten lassen wollen oder wenn Sie Stimminstruktionen an einen Bevollmächtigten geben möchten, müssen Sie ins Aktienregister eingetragen werden. Dazu kontaktieren Sie bitte Ihren Effektenhändler, Trustee oder Nominee und folgen dessen Instruktionen. Beginnen Sie diesen Prozess möglichst lange vor dem 11. Dezember 2014, um sicherzustellen, dass das Stimmmaterial zugesandt oder verfügbar gemacht werden kann und die Stimminstruktionen rechtzeitig vor der Versammlung bei uns ankommen.

Wie kann ich mein Stimmrecht ausüben, wenn ich amerikanischer oder kanadischer wirtschaftlich berechtigter Aktionär (Street Name Wirtschaftlich Berechtigter) bin?

Wenn Sie als wirtschaftlich berechtigter Aktionär (Street Name Wirtschaftlich Berechtigter) persönlich an der Generalversammlung teilnehmen möchten, müssen Sie vom eingetragenen Nominee eine Vollmacht erhalten.

Wenn Sie nicht persönlich an der Generalversammlung teilnehmen möchten, können Sie sich vertreten lassen. Abhängig von den Vorgaben Ihres Effektenhändlers, Trustees oder Nominees können Sie Ihre Instruktionen über das Internet, per Telefon oder per Post erteilen. Folgen Sie hierzu bitte den Anweisungen auf der beiliegenden Stimmkarte.

Was geschieht wenn ich keine genauen Stimminstruktionen erteile?

Wenn Sie wirtschaftlich berechtigter Aktionär in den Vereinigten Staaten von Amerika oder in Kanada sind und Ihre Aktien über einen Effektenhändler, Trustee oder Nominee halten (Street Name Wirtschaftlich Berechtigter), dem Sie jedoch keine genauen Stimminstruktionen erteilen, so wird dieser gemäss den Regeln verschiedener nationaler oder regionaler Börsen in blossen Routineangelegenheiten abstimmen können, nicht aber in anderen Fragen. Wenn Sie über solche anderen Fragen keine Instruktionen erteilen, wird Ihr Nominee sich nicht an der Abstimmung über diese Punkte beteiligen und seine Stimmen gelten als nicht abgegeben. Wir empfehlen Ihnen daher, dem Nominee gemäss den Anleitungen auf der Stimmkarte Stimminstruktionen zu erteilen. Wir gehen davon aus, dass folgende Anträge nicht als Routineangelegenheit betrachtet werden: Antrag 2 (Konsultative Abstimmung über die Genehmigung der Managementvergütung), Antrag 3 (Verwendung des

Bilanzgewinns und Festsetzung der Dividende), Antrag 4 (Änderung der Statuten der Gesellschaft), Antrag 5 (Genehmigung zum Halten eigener Aktien von mehr als 10 %), Antrag 6 (Entlastung des Verwaltungsrates und der Geschäftsleitung für das Geschäftsjahr 2014), Antrag 7 (Wahlen in den Verwaltungsrat), Antrag 8 (Wahl des Präsidenten des Verwaltungsrates), Antrag 9 (Wahlen in den Vergütungsausschuss) und Antrag 11 (Wahl der unabhängigen Stimmrechtsvertreterin). Alle anderen Anträge erachten wir als Routineangelegenheit. Sämtliche Stimmenthaltungen durch Nominees werden als nicht abgegebene Stimmen gezählt.

Bis wann kann ich meine Stimminstruktionen einreichen?

Wenn Sie Ihre Aktien über ein amerikanisches oder kanadisches Institut halten, können Sie bis am Donnerstag, 11. Dezember 2014, 23:59 Uhr (*U.S. Eastern Standard Time*) Stimminstruktionen erteilen.

Kann ich eine Instruktion ändern?

Sie können Ihre Vollmacht widerrufen und Ihre Instruktionen jederzeit bis zur Abstimmung an der Generalversammlung ändern. Sie können Ihre Instruktionen a) via Internet oder Telefon (einzig die letzte Internet- oder Telefoninstruktion, welche vor der Generalversammlung übermittelt wird, ist massgebend), b) durch Einsendung einer neuen, vollständig ausgefüllten Stimmkarte, die ein späteres Datum trägt als die vorhergehende oder c) durch persönliche Teilnahme an der Generalversammlung, wenn Sie von Ihrem Nominee eine Vollmacht erhalten, ändern. Die Teilnahme an der Generalversammlung hebt die vorhergehenden Instruktionen nur auf, wenn Sie sich aktiv an der Abstimmung beteiligen oder wenn Sie Ihre Vollmacht ausdrücklich schriftlich widerrufen.

Wie kann ich einen separaten Satz des Stimmmaterials bekommen oder einen einzigen Satz für meinen Haushalt in den Vereinigten Staaten von Amerika verlangen?

Wir haben ein von der SEC genehmigtes Verfahren namens „*Householding*" für Aktionäre in den Vereinigten Staaten von Amerika eingeführt. Gemäss diesem Verfahren werden Aktionäre, welche die gleiche Adresse und den gleichen Nachnamen haben und nicht an der elektronischen Zustellung des Stimmmaterials teilnehmen, nur eine Kopie des Informationsmaterials und des Jahresberichts erhalten, sofern nicht einer oder mehrere dieser Aktionäre uns benachrichtigen, dass sie auch weiterhin je ein individuelles Exemplar zu erhalten wünschen. Dieses Verfahren verringert unsere Druck- und Versandkosten. Jeder amerikanische Aktionär, der am *Householding* teilnimmt, wird auch weiterhin Zugriff auf eine separate Stimmkarte haben bzw. eine solche erhalten.

Sollten Sie diesmal eine separate Kopie des Informationsmaterials und des Jahresberichts zu erhalten wünschen, bitten wir Sie, das zusätzliche Exemplar bei unserem *Mailing Agent*, Broadridge, per Telefon unter +1-800-579-1639 oder per E-Mail unter *sendmaterial@proxyvote.com* zu verlangen. Sollten Aktionäre in Ihrem Haushalt in Zukunft separates Informationsmaterial und einen separaten Jahresbericht zu erhalten wünschen, können diese unsere *Investor Relations Group* unter +1-510-713-4220 erreichen oder an Investor Relations, 7600 Gateway Boulevard, Newark, California 94560, USA, schreiben. Sie können auch eine E-Mail an unsere *Investor Relations Group* an *LogitechIR@logitech.com* senden. Aktionäre, welche mehrere auf ihren Namen lautende Konti haben oder welche eine Adresse mit anderen Aktionären teilen, können uns ermächtigen, den Versand von separaten Informationsmaterialien und separaten Jahresberichten einzustellen indem sie an *Investor Relations* schreiben oder diese anrufen.

Wie kann ich sicherstellen, dass ich in Zukunft das Stimmmaterial elektronisch erhalte?

Sie können uns beauftragen, Ihnen in Zukunft das Stimmmaterial elektronisch zuzustellen. Folgen Sie hierzu bitte den Anweisungen auf der beiliegenden Stimmkarte. Wenn Sie die Wahl treffen, Ihr Stimmmaterial in Zukunft per E-Mail zu erhalten, ersparen Sie uns Druck- und Versandkosten und Sie vermindern die Auswirkungen unserer Generalversammlung auf die Umwelt. Sofern Sie die Wahl treffen, Ihr Stimmmaterial in Zukunft per E-Mail zu erhalten, werden Sie nächstes Jahr eine E-Mail erhalten, die Sie auf die entsprechende Webseite führt, welche das Stimmmaterial sowie einen Link für Stimminstruktionen enthält. Ihre Anweisung, das Stimmmaterial per E-Mail zu erhalten, bleibt bis zum Ihrem Widerruf in Kraft.

WEITERE INFORMATIONEN FÜR AKTIONÄRE, DIE IHRE AKTIEN ÜBER EINE BANK ODER EINEN EFFEKTENHÄNDLER HALTEN (AUSSERHALB DER VEREINIGTEN STAATEN VON AMERIKA ODER KANADAS)

Wie kann ich an der Abstimmung teilnehmen, wenn meine Aktien über meine Bank oder meinen Effektenhändler eingetragen sind?

Ihre Bank oder Ihr Effektenhändler sollte Ihnen Auskunft erteilt haben, wie Sie Ihre Stimminstruktionen abgeben können. Sollten Sie keine solche Auskunft erhalten haben, bitten wir Sie, sich mit Ihrer Bank oder Ihrem Effektenhändler in Verbindung zu setzen.

Bis wann kann ich Stimminstruktionen erteilen, wenn meine Aktien über eine Bank oder einen Effektenhändler eingetragen sind?

Üblicherweise setzen Banken und Effektenhändler Fristen für den Erhalt der Stimminstruktionen. Ausserhalb der Vereinigten Staaten von Amerika und Kanadas läuft diese Frist normalerweise zwei bis drei Tage vor Ablauf jener Frist ab, die die Gesellschaft für ihre Generalversammlung ansetzt. Dies erlaubt den Instituten, die Stimminstruktionen zu sammeln und an die Gesellschaft weiterzugeben. Wenn Sie Ihre Logitech Aktien über eine Bank oder einen Effektenhändler ausserhalb der Vereinigten Staaten von Amerika oder Kanadas halten, bitten wir Sie mit Ihrer Bank oder Ihrem Effektenhändler die anwendbare Frist abzuklären und Ihre Stimminstruktionen zeitgerecht zu erteilen.

WEITERE INFORMATIONEN ÜBER DIE GENERALVERSAMMLUNG

Anträge

Der Verwaltungsrat beabsichtigt nicht, an der Generalversammlung andere Anträge zu stellen, noch hat er Gründe anzunehmen, dass Aktionäre zusätzliche Anträge stellen werden. Wenn Sie ein eingetragener Aktionär sind und die unterschriebene Antwortkarte ohne spezifische Stimminstruktionen zu einzelnen oder allen Traktanden zurücksenden, geben Sie hiermit die allgemeine Instruktion an die unabhängige Stimmrechtsvertreterin, Ihre Stimmrechte in Bezug auf die Traktanden sowie auf neue oder geänderte Anträge, die während der Versammlung vorgebracht werden, im Sinne der Empfehlungen des Verwaltungsrates auszuüben. Falls Sie ein amerikanischer oder kanadischer wirtschaftlich berechtigter Aktionär sind, dessen Titel unter Nominees eingetragen sind (Street Name Wirtschaftlich Berechtigter), und werden an der Versammlung andere Anträge rechtmässig gestellt, so wird, falls Sie Ihre Stimminstruktionen auf der Antwortkarte oder per Internet oder mittels eines anderen zulässigen Abstimmungsmechanismus erteilt oder falls Sie keine Stimminstruktionen erteilt haben, mit Ihren Aktien in Bezug auf solche Anträge im Sinne der Empfehlungen des Verwaltungsrates an der Versammlung gestimmt.

Einholen von Stimminstruktionen (*Proxy Solicitation*)

Wir haben nicht die Absicht, ein Unternehmen mit der Einholung von Stimminstruktionen zu beauftragen. Einzelne unserer Verwaltungsräte, Geschäftsleitungsmitglieder und andere Mitarbeiter dürfen Sie schriftlich, per Telefon, E-Mail oder auf sonstige Weise darum ersuchen, ihnen Stimminstruktionen zu erteilen, ohne dass diese dafür entschädigt werden. In den Vereinigten Staaten von Amerika sind wir ausserdem verpflichtet, den Effektenhändlern und Nominees, die als Aktionäre eingetragen sind, das Stimmmaterial zuzustellen und diese einzuladen, es an die wirtschaftlich Berechtigten weiterzuleiten. Wir müssen diese Effektenhändler und Nominees gemäss den dafür bestehenden gesetzlichen Spesenreglementen für ihre in diesem Zusammenhang entstehenden Umtriebe entschädigen.

Auszählen der Stimmen

Vertreter von mindestens zwei Schweizer Banken werden an der Generalversammlung als Stimmenzähler amtieren. Wie es in der Schweiz üblich ist, wird unser Aktienregisterführer die vor der Generalversammlung abgegebenen Instruktionen in das elektronische System einspeisen.

Aktionärsanträge und Nominees

Aktionärsanträge für die Generalversammlung 2014

Gemäss unseren Statuten haben ein oder mehrere Aktionäre, die zusammen mindestens ein Prozent unseres ausgegebenen Aktienkapitals oder einen Nominalwert von mindestens einer Million Schweizer Franken vertreten, das Recht, die Traktandierung eines Verhandlungsgegenstandes zu verlangen. Solche Vorschläge sind vom Verwaltungsrat in die Materialien der Generalversammlung einzuschliessen. Ein solcher Antrag ist schriftlich zu stellen und zu erläutern. Die Frist zur Einreichung von Anträgen für die ordentliche Generalversammlung 2014 ist am 4. November 2014 abgelaufen. Überdies erlaubt das Schweizer Recht eingetragenen Aktionären oder deren Bevollmächtigten, zu den Verhandlungsgegenständen auf der Traktandenliste der Generalversammlung 2014 an der Versammlung selbst oder vorgängig Gegenvorschläge zu machen.

Aktionärsanträge für die Generalversammlung 2015

Wir gehen davon aus, dass wir die ordentliche Generalversammlung 2015 um den 9. September 2015 abhalten und demnach die entsprechende Einladung ungefähr am 23. Juli 2015 versenden werden. Bis spätestens am 9. Juli 2015 kann ein eingetragener Aktionär, der die statutarischen Mindestanforderungen zum Aktienbesitz erfüllt, verlangen, dass ein Verhandlungsgegenstand für die Generalversammlung 2015 traktandiert wird. Ein solcher Antrag muss schriftlich gestellt und erläutert werden und ist beim Sekretär des Verwaltungsrates der Logitech am Verwaltungssitz in der Schweiz oder in den Vereinigten Staaten von Amerika zeitgerecht einzureichen. Zusätzlich können Sie, wenn Sie die Bedingungen der Regel 14a-8 des *U.S. Securities Exchange Act* von 1934 erfüllen, dem Verwaltungsrat Vorschläge für die Traktandenliste der Generalversammlung 2015 einreichen. Solche Vorschläge sind bis zum 25. März 2015 schriftlich mit beiliegender Erläuterung des Vorschlages dem Sekretär des Verwaltungsrates an unseren Verwaltungssitzen in der Schweiz oder in den Vereinigten Staaten von Amerika einzureichen. Der Vorschlag muss der Regel 14a-8 des *U.S. Securities Exchanges Act* genügen. Diese Bestimmung zählt die Bedingungen auf, die für die Aufnahme eines Aktionärsvorschlags in die Dokumentation der Generalversammlung nach der amerikanischen Wertschriftengesetzgebung erfüllt sein müssen. Nach den Statuten der Gesellschaft sind nur eingetragene Aktionäre als solche anerkannt. Wenn Sie nicht im Aktienregister eingetragen sind, können Sie demnach keine Traktandenvorschläge für die ordentliche Generalversammlung 2015 unterbreiten.

Kandidaturen für den Verwaltungsrat

Vorschläge von Kandidaten für den Verwaltungsrat durch eingetragene Aktionäre müssen den obgenannten Anforderungen an Aktionärsanträge genügen.

Statutenbestimmungen

Die obgenannten Statutenbestimmungen, nach denen ein oder mehrere Aktionäre, die zusammen ein Prozent des ausstehenden Aktienkapitals oder einen Nominalwert von einer Million Schweizer Franken vertreten, berechtigt sind, die Traktandierung eines Verhandlungsgegenstandes zu verlangen, können auf unserer Webseite unter *http://ir.logitech.com* abgerufen werden. Sie können auch den Sekretär des Verwaltungsrates der Logitech an einem unserer Verwaltungssitze in der Schweiz oder in den Vereinigten Staaten von Amerika kontaktieren und eine Kopie der relevanten Bestimmungen der Statuten anfordern.

TRAKTANDEN UND ERLÄUTERUNGEN

A. BERICHTE

Bericht über den Geschäftsverlauf im Geschäftsjahr bis 31. März 2014

Die Geschäftsleitung der Logitech wird an der Generalversammlung über den Geschäftsgang des abgelaufenen Geschäftsjahres berichten.

B. ANTRÄGE

Antrag 1

Genehmigung des Jahresberichtes, des Entschädigungsberichtes, der Konzernrechnung und der Jahresrechnung der Logitech International S.A. für das Geschäftsjahr 2014

Antrag

Der Verwaltungsrat beantragt die Genehmigung des Jahresberichtes, des Entschädigungsberichtes, der Konzernrechnung und der Jahresrechnung der Logitech International S.A. für das Geschäftsjahr 2014.

Erläuterungen

Die Konzernrechnung und die Jahresrechnung der Logitech International S.A. für das Geschäftsjahr 2014 sind im Geschäftsbericht wiedergegeben, der allen eingetragenen Aktionären mit dieser Einladung oder bereits im Vorfeld zugänglich gemacht wurde. Der Geschäftsbericht enthält ebenfalls die Berichte der Revisionsstelle und zusätzliche Informationen über den Geschäftsgang der Gesellschaft, ihre Organisation und Strategie sowie den Bericht über die *Corporate Governance* gemäss der SIX Swiss Exchange Richtlinie über *Corporate Governance*. Der Entschädigungsbericht ist in dieser Einladung enthalten. Kopien des Geschäftsberichtes und der Einladung mit Informationsmaterial sind im Internet auf *http://ir.logitech.com* abrufbar.

Nach schweizerischem Recht ist der Geschäftsbericht einschliesslich Jahresrechnung und Konzernrechnung schweizerischer Gesellschaften jährlich der Generalversammlung zur Genehmigung vorzulegen. Das Einschliessen des Entschädigungsberichtes in die Genehmigung des Geschäftsberichtes ist eine vorgeschlagene *Best Practice* Empfehlung, angeregt durch den „*Swiss Code of Best Practice for Corporate Governance*" der „economiesuisse", dem führenden Wirtschaftsdachverband der Schweiz. Sollte dieser Antrag von den Aktionären abgelehnt werden, wird der Verwaltungsrat eine ausserordentliche Generalversammlung einberufen, um den Antrag erneut vorzubringen. Eine Annahme dieses Antrags begründet keine Genehmigung oder Ablehnung der einzelnen im Jahresbericht, im Entschädigungsbericht, in der Konzernrechnung und der Jahresrechnung für das Geschäftsjahr 2014 aufgeführten Punkte.

PricewaterhouseCoopers AG, die Revisionsstelle der Logitech, empfiehlt den Aktionären ohne Vorbehalt, die Konzernrechnung und die Jahresrechnung 2014 zu genehmigen. PricewaterhouseCoopers AG ist der Ansicht, „dass die Konzernrechnung für das am 31. März 2014 endende Geschäftsjahr die finanzielle Situation, die Ergebnisse der Geschäftstätigkeit und die Geldflüsse ordnungsgemäss und in jeder Hinsicht vollständig wiedergibt und in Übereinstimmung sowohl mit den Buchhaltungsprinzipien, die in den Vereinigten Staaten von Amerika allgemein anwendbar sind (U.S. GAAP), als auch in Übereinstimmung mit dem schweizerischen Recht steht. PricewaterhouseCoopers AG ist im Weiteren der Ansicht und bestätigt, dass „die Jahresrechnung sowie die beantragte Gewinnverwendung im Einklang mit dem schweizerischen Recht und den Statuten der Logitech International S.A. stehen".

Notwendige Mehrheit zur Genehmigung

Der Antrag ist genehmigt, wenn er eine Mehrheit der an der Generalversammlung abgegebenen Stimmen, entweder persönlich oder aufgrund einer Vollmacht, auf sich vereinigt, wobei Enthaltungen nicht gezählt werden.

Empfehlung

Der Verwaltungsrat beantragt der Generalversammlung, den Jahresbericht, den Entschädigungsbericht, die Konzernrechnung und die Jahresrechnung der Logitech International S.A. für das Geschäftsjahr 2014 zu genehmigen.

Antrag 2

Konsultative Abstimmung über die Genehmigung der Managementvergütung

Antrag

Der Verwaltungsrat beantragt, dass die Aktionäre im Rahmen einer konsultativen Abstimmung die Vergütung des Managements von Logitech, wie im Bericht über die Managementvergütung für das Geschäftsjahr 2014 offengelegt, genehmigen.

Erläuterungen

Anlässlich der ordentlichen Generalversammlungen 2009 und 2010 von Logitech beantragte der Verwaltungsrat den Aktionären die Entschädigungsphilosophie, -politik und -praktiken der Logitech, wie sie im Kapitel „*Compensation Discussion and Analysis*" des Entschädigungsberichts erläutert sind, zu genehmigen. Dies geschah vor dem Hintergrund der sich zunehmend bewährenden „*Best Practices in Corporate Governance*" in der Schweiz und den Vereinigten Staaten von Amerika. Dieser Antrag, allgemein auch als „*say-on-pay*"-Antrag bekannt, gab unseren Aktionären die Möglichkeit, ihre Ansichten betreffend unserer Entschädigungspraxis im Ganzen kundzutun. Die Aktionäre haben unsere Entschädigungsphilosophie, -politik und -praktiken in den genannten und auch in den Folgejahren befürwortet.

Seit 2011 ist eine *say-on-pay*-Konsultativabstimmung für alle Publikumsgesellschaften, einschliesslich Logitech, die den anwendbaren amerikanischen *Proxy Statement Rules* unterstehen, vorgeschrieben. An der Generalversammlung 2011 haben die Aktionäre einen Antrag genehmigt, wonach diese Abstimmung jährlich erfolgen soll. Dementsprechend beantragt der Verwaltungsrat den Aktionären im Rahmen einer konsultativen Abstimmung, die Entschädigung für die leitenden Angestellten von Logitech, die im Entschädigungsbericht, einschliesslich der Kapitel „*Compensation Discussion and Analysis*", „*Summary Compensation Table*" und der dazugehörenden Entschädigungsübersichtstabellen, Anhänge und Erläuterungen, erwähnt sind, zu genehmigen. Diese Abstimmung soll nicht auf spezifische Punkte der Entschädigung oder der genannten leitenden Angestellten eingehen, sondern vielmehr die Gesamtentschädigung der genannten leitenden Angestellten und die Philosophie, Politik und Praktiken, wie sie im Entschädigungsbericht erläutert sind, thematisieren.

Diese Abstimmung ist konsultativ und daher nicht verbindlich. Sie wird uns aber Informationen betreffend die Zufriedenheit der Aktionäre mit unserer Entschädigungsphilosophie, -politik und den Entschädigungspraktiken liefern. Der Vergütungsausschuss (*Compensation Committee*) des Verwaltungsrates wird diese beim Festlegen zukünftiger Entschädigungspläne für leitende Angestellte in Betracht ziehen. Der Vergütungsausschuss wird im Falle eines bedeutenden negativen Abstimmungsresultats versuchen, dessen Ursachen festzustellen.

Wie im Kapitel „*Compensation Discussion and Analysis*“ des Entschädigungsberichts 2014 erläutert, hat Logitech sein Entschädigungsprogramm derart gestaltet, um eine entscheidende Anzahl leitender Angestellter, Manager und Mitarbeitende für die Gesellschaft zu gewinnen, zu behalten und zu einer langfristigen Zusammenarbeit zu motivieren und dadurch den langfristigen Erfolg der Gesellschaft sicherzustellen. Im Besonderen hat Logitech ihren Entschädigungsplan für leitende Angestellte derart gestaltet um:

- mit ähnlichen, in der gleichen Industrie und Region des Verwaltungssitzes angesiedelten Unternehmen konkurrenzfähig zu sein;
- einen Ausgleich zwischen festem und variablem Lohnbestandteil sicherzustellen und einen Grossteil der Gesamtentschädigung von Logitechs Geschäftsergebnis abhängig zu machen, jedoch unter Aufrechterhaltung eines Kontrollsystems zur Vermeidung des Eingehens unangebrachter Risiken und unter Berücksichtigung des jährlichen und langfristigen Erfolgs;
- einen Ausgleich zwischen kurz- und langfristigen Zielen und Ergebnissen zu schaffen;
- die Entschädigung leitender Angestellter mit dem Interesse der Aktionäre zu vereinbaren, indem ein bedeutender Teil der Entschädigung mit der Erhöhung des Aktienwertes verknüpft wird;
- ein leistungsorientiertes Umfeld zu fördern; und
- die Beurteilung des Vergütungsausschusses der Rolle und der erbrachten Leistung jedes Managers wiederzuspiegeln, die durch einen Grundlohn und kurzfristige Boni entlöhnt werden, sowie das persönliche Potential für den zukünftigen Einsatz für Logitech durch eine Langzeitbeteiligung am Eigenkapital zu fördern.

Der Vergütungsausschuss des Verwaltungsrates hat einen Entschädigungsplan ausgearbeitet, der ausführlicher im Entschädigungsbericht, welcher dieser Einladung beiliegt, erläutert wird. Weitere Einzelheiten zu Entschädigungsphilosophie, Risiken und Ausgestaltung des Entschädigungsplans von Logitech sowie den Entschädigungen, welche im Geschäftsjahr 2014 ausbezahlt wurden, sind ebenfalls im Entschädigungsbericht dargelegt.

Auch wenn die Entschädigung eine zentrale Rolle spielt, wenn es darum geht, leitende Angestellte und Mitarbeitende für die Gesellschaft zu gewinnen und zu einer langfristigen Zusammenarbeit zu motivieren, sind wir der Ansicht, dass dies nicht der einzige oder ausschliessliche Grund dafür ist, warum ausgezeichnete leitende Angestellte oder Mitarbeitende sich für Logitech entschliessen und auch bleiben, oder warum sie grossen Einsatz zeigen, um ein gutes Resultat für die Aktionäre zu erreichen. Diesbezüglich sind sich sowohl Vergütungsausschuss als auch Geschäftsleitung einig, dass es ganz wesentlich ist, ein gutes Arbeitsumfeld sowie Perspektiven zu schaffen, die es Mitarbeitenden ermöglichen, sich zu entwickeln und ihr persönliches Potential voll auszuschöpfen. Auch diese Aspekte spielen eine Schlüsselrolle für Logitechs Erfolg, leitende Angestellte und Mitarbeitende für die Gesellschaft zu gewinnen und zu einer langfristigen Zusammenarbeit zu motivieren.

Notwendige Mehrheit zur Genehmigung

Der Antrag ist genehmigt, wenn er eine Mehrheit der an der Generalversammlung abgegebenen Stimmen, entweder persönlich oder aufgrund einer Vollmacht, auf sich vereinigt, wobei Enthaltungen nicht gezählt werden.

Empfehlung

Der Verwaltungsrat beantragt, dass die Generalversammlung mittels Konsultativabstimmung die an die leitenden Angestellten von Logitech gezahlten Entschädigungen, wie sie im Entschädigungsbericht, einschliesslich der Kapitel „*Compensation Discussion and Analysis*“, „*Summary Compensation Table*“ und der dazugehörenden Entschädigungsübersichtstabellen, Anhänge und Erläuterungen, erwähnt sind, genehmigt.

Antrag 3

Verwendung des Bilanzgewinns und Festsetzung der Dividende

Antrag

Der Verwaltungsrat beantragt, den Bilanzgewinn von CHF 458'526'520 (USD 516'495'536 zum Wechselkurs vom 31. März 2014) wie folgt zu verwenden:

	Ende Geschäftsjahr 31. März 2014
Bilanzgewinn per Ende des Geschäftsjahres 2014	CHF458'536'520
Beantragte Dividendenausschüttung*	CHF 42'761'295
Vortrag des nicht verwendeten Bilanzgewinns	CHF415'775'225

Der Verwaltungsrat beantragt, eine Bruttodividende von CHF 0.2625 je Aktie (ungefähr USD 0.2957 je Aktie zum Wechselkurs vom 31. März 2014**), bzw. einen Gesamtbetrag von ca. CHF 42'761'295 auszuschütten.*

Es wird keine Ausschüttung für eigene Aktien der Gesellschaft oder ihrer Tochtergesellschaften vorgenommen.

Wird der Antrag des Verwaltungsrates genehmigt, erfolgt um den 30. Dezember 2014 herum die Auszahlung der Dividende an alle Aktionäre, welche am Stichtag im Aktienregister eingetragen sind. Die Dividende beträgt CHF 0.2625 je Aktie (respektive ca. CHF 0.1706 je Aktie nach Abzug der 35% Verrechnungssteuer, sofern diese zu entrichten ist). Der Stichtag wird um den 29. Dezember 2014 herum liegen. Wir gehen davon aus, dass die Aktien ungefähr ab dem 24. Dezember 2014 ex-Dividende gehandelt werden.

Erläuterungen

Gemäss schweizerischem Gesellschaftsrecht muss die Generalversammlung bei jeder jährlichen ordentlichen Generalversammlung über Annahme oder Ablehnung in Bezug auf die Verwendung des Bilanzgewinns abstimmen. Der Bilanzgewinn, über den die Aktionäre der Logitech an der ordentlichen Generalversammlung 2014 verfügen können, ist der Bilanzgewinn der Logitech International S.A., der Holdinggesellschaft von Logitech.

Der Antrag des Verwaltungsrates, eine Bruttodividende von CHF 0.2625 je Aktie auszuschütten, bedeutet eine Erhöhung um 25% gegenüber dem Vorjahr und ist auf einen starken Cash Flow aus der Geschäftstätigkeit zurückzuführen. Mit seinem Antrag zeigt der Verwaltungsrat seine Zuversicht in die Zukunft der Gesellschaft. Der Verwaltungsrat hat sich ab dem Geschäftsjahr 2013 für eine alljährlich wiederkehrende Bruttodividende und nicht bloss für eine gelegentliche Dividende entschieden. Folglich erwartet die Gesellschaft (vorbehaltlich der Genehmigung der Revisionsstelle der Gesellschaft für das jeweilige Jahr), ihren Aktionären jedes Jahr eine solche Dividende beantragen zu können.

Neben der Dividendenausschüttung beantragt der Verwaltungsrat den restlichen Bilanzgewinn vorzutragen, da er davon überzeugt ist, dass es im besten Interesse der Logitech und ihrer Aktionäre ist, die Gewinne für zukünftige Investitionen in das Wachstum des Geschäfts der Logitech, für Aktienrückkäufe und für den möglichen Erwerb anderer Gesellschaften oder Geschäftsbereiche zurückzubehalten.

Notwendige Mehrheit zur Genehmigung

Der Antrag ist genehmigt, wenn er eine Mehrheit der an der Generalversammlung abgegebenen Stimmen, entweder persönlich oder aufgrund einer Vollmacht, auf sich vereinigt, wobei Enthaltungen nicht gezählt werden.

---

* Berechnet am 31. März 2014 basierend auf einer Bruttodividende von CHF 0.2625 je Aktie und 162'900'170 ausgegebenen Aktien, ohne eigene Aktien. Ausschüttungsberechtigte Aktien sind alle ausgegebenen Aktien, ausser die eigenen Aktien, welche Logitech International S.A. am Tag vor der Auszahlung des Ausschüttungsbetrages hält.

** Der tatsächlich verwendete Wechselkurs für die Dividendenzahlung in USD wird kurz vor der Auszahlung festgelegt.

Empfehlung

Der Verwaltungsrat empfiehlt, dem Antrag auf Verwendung des Bilanzgewinns des Geschäftsjahres 2014, einschliesslich der Ausschüttung einer Dividende an die Aktionäre von CHF 0.2625 je Aktie, zuzustimmen.

Antrag 4

Änderung der Statuen im Hinblick auf das neue schweizerische Gesellschaftsrecht

Antrag

Der Verwaltungsrat beantragt den Aktionären eine Änderung der Statuen der Gesellschaft, um den kürzlich erfolgten Änderungen der rechtlichen Bestimmungen in der Schweiz Rechnung zu tragen.

Der Verwaltungsrat beantragt, dass die Statuten der Gesellschaft gemäss Anhang A der englischen Fassung dieser Einladung geändert werden. Die französische Fassung der Änderungen der Statuten der Gesellschaft, welche die einzig rechtlich verbindliche Fassung sein wird, kann auf unserer Webseite unter *http://ir.logitech.com* eingesehen werden.

Erläuterungen

Mit dem Inkrafttreten der Verordnung gegen übermässige Vergütungen bei börsenkotierten Aktiengesellschaften, allgemein "Minder Verordnung" genannt, per 1. Januar 2014 wurde das schweizerische Gesellschaftsrecht geändert.

Durch die "Minder Verordnung" erfährt das schweizerische Gesellschaftsrecht unter anderem folgende Änderungen:

- zwingende Wahl durch die Generalversammlung der einzelnen Mitglieder des Verwaltungsrates, des Verwaltungsratspräsidenten, der Mitglieder des Vergütungsausschusses und des unabhängigen Stimmrechtsvertreters für eine Amtsdauer bis zum Abschluss der nächsten ordentlichen Generalversammlung;
- jährliche Abstimmung mit bindender Wirkung über den Gesamtbetrag der Vergütungen des Verwaltungsrats und der Mitglieder der Geschäftsleitung; und
- Verbot der institutionellen Stimmrechtsvertretung an der ordentlichen Generalversammlung, ausser bei Vertretung durch den unabhängigen Stimmrechtsvertreter. Gemäss der neuen Gesetzgebung haben die Aktionäre das Recht, persönlich an der ordentlichen Generalversammlung teilzunehmen, eine Person ihrer Wahl dafür zu bevollmächtigen oder dem unabhängigen Stimmrechtsvertreter eine entsprechende Vollmacht zu erteilen.

Die "Minder Verordnung" verlangt zudem, dass die Statuten von in der Schweiz kotierten Gesellschaften unter anderem Bestimmungen enthalten über die Abstimmung zu den Vergütungen des Verwaltungsrates und der Geschäftsleitungsmitglieder, über die Aufgaben und Zuständigkeiten des Vergütungsausschusses, über die Grundsätze der Vergütungen des Verwaltungsrates und der Geschäftsleitungsmitglieder, über die höchstens zulässige Anzahl von externen Mandaten der Verwaltungsrats- und Geschäftsleitungsmitglieder und über die maximale Dauer der Verträge zwischen der Gesellschaft und den Verwaltungsrats- und Geschäftsleitungsmitgliedern betreffend Vergütungen.

Der Verwaltungsrat beantragt deshalb eine Anpassung der Statuten der Gesellschaft, um den Anforderungen der neuen Gesetzgebung Rechnung zu tragen.

Notwendige Mehrheit zur Genehmigung

Der Antrag ist genehmigt, wenn er eine Mehrheit der an der Generalversammlung abgegebenen Stimmen, entweder persönlich oder aufgrund einer Vollmacht, auf sich vereinigt, wobei Enthaltungen nicht gezählt werden.

Empfehlung

Der Verwaltungsrat empfiehlt, dem Antrag auf Änderung der Statuten zuzustimmen.

Antrag 5

Genehmigung zum Halten eigener Aktien von mehr als 10 %

Antrag

Der Verwaltungsrat beantragt der Generalversammlung die Genehmigung zum Halten eigener Aktien von mehr als 10 %.

Erläuterungen

Gemäss schweizerischem Gesellschaftsrecht werden zurückgekaufte Aktien nicht automatisch vernichtet, sondern als eigene Aktien gehalten, bis diese entweder durch einen Beschluss der Aktionäre vernichtet oder durch die Gesellschaft gebraucht werden, um Lieferungsverpflichtungen nachzukommen, gemäss gewissen zeitlichen und formellen Einschränkungen. Mitglieder des Verwaltungsrates könnten der Gefahr der persönlichen Haftung wegen Schädigung der Gesellschaft ausgesetzt sein, wenn diese mehr als 10 % eigene Aktien hält. Die Zustimmung zu diesem Antrag könnte die persönliche Haftung der Verwaltungsratsmitglieder in diesem Zusammenhang verringern.

An den Generalversammlungen 2012 und 2013 haben die Aktionäre die Gesellschaft ermächtigt, mehr als 10 Prozent eigener Aktien zu halten, sofern die Aktien, welche die 10 Prozent Schwelle überschreiten, zum Zweck der Vernichtung anlässlich der ordentlichen Generalversammlungen 2013 und/oder 2014 bzw. 2014 und/ oder 2015 zurückgekauft werden. Am 9. August 2013 ist das ursprüngliche Aktienrückkaufprogramm, unter dem die Gesellschaft Aktienrückkäufe auf einer zweiten Handelslinie vorgenommen hat und so ihren Verpflichtungen gemäss dem schweizerischen Steuerrecht in Zusammenhang mit dem Rückkauf von Aktien über die 10 Prozent Schwelle hinaus nachgekommen ist, ausgelaufen. Im März 2014 gab die Gesellschaft die Genehmigung eines neuen Aktienrückkaufprogramms im Umfang von USD 250 Millionen bekannt, welches für drei Jahre in Kraft bleiben soll.

Am 26. September 2014 hielt Logitech ungefähr 5.7 Prozent ihrer Aktien als eigene Aktien. Gemäss den vom Verwaltungsrat genehmigten Aktienrückkaufprogrammen kann die Gesellschaft bis zum 24. April 2017 ungefähr USD 17'310'662 zusätzliche Aktien erwerben. Sofern die Gesellschaft weiterhin Aktienrückkäufe gemäss dem Aktienrückkaufprogramm vornimmt, könnte sie wieder in die Nähe der Schwelle von 10 % der eigenen Aktien kommen oder diese sogar übertreffen.

Damit die Gesellschaft in Zukunft mit Flexibilität in Bezug auf ihr Kapital ausgestattet ist, beantragt der Verwaltungsrat die Zustimmung der Aktionäre zum Halten eigener Aktien von mehr als 10 Prozent, sofern die 10% überschreitende Aktien zum Zweck der Vernichtung auf einer zweiten Handelslinie oder auf andere Weise zurückgekauft werden. Sollte die Generalversammlung diesen Antrag ablehnen, wird der Verwaltungsrat veranlassen, dass die Gesellschaft nicht mehr als 10 Prozent eigener Aktien hält.

Die möglichen negativen Steuerfolgen kann die Gesellschaft dadurch vermeiden, dass sie die Aktien, welche die 10 Prozent Schwelle überschreiten, auf einer zweiten Handelslinie mit verrechnungssteuerrechtlichen Massnahmen zurückkauft. Sofern die Aktionäre den Antrag des Verwaltungsrates genehmigen und dieser davon Gebrauch macht, würde der Verwaltungsrat die Übernahmekommission um die erforderliche Genehmigung ersuchen und bei der SIX Swiss Exchange die Eröffnung einer zweiten Handelslinie beantragen, um die Aktien zum Zweck der Vernichtung zu erwerben. Zudem wird der Verwaltungsrat auch andere geeignete Massnahmen treffen, um die geschuldete Verrechnungssteuer zu erheben.

Notwendige Mehrheit zur Genehmigung

Der Antrag ist genehmigt, wenn er eine Mehrheit der an der Generalversammlung abgegebenen Stimmen, entweder persönlich oder aufgrund einer Vollmacht, auf sich vereinigt, wobei sowohl Enthaltungen als auch Stimmen von Verwaltungsratsmitgliedern und Mitgliedern des Managements von Logitech nicht gezählt werden.

Empfehlung

Der Verwaltungsrat empfiehlt die Annahme des folgenden Beschlusses:

„Die Gesellschaft wird ermächtigt, mehr als 10 % eigene Aktien zu halten, sofern diejenigen Aktien, welche die 10%-Grenze übersteigen, über eine zweite Handelslinie oder auf andere Weise zurückgekauft werden, um anlässlich einer Kapitalherabsetzung, welche der ordentlichen Generalversammlung 2015 und/oder 2016 beantragt wird, vernichtet zu werden."

Antrag 6

Entlastung des Verwaltungsrates und der Geschäftsleitung für das Geschäftsjahr 2014

Antrag

Der Verwaltungsrat beantragt der Generalversammlung, der Entlastung seiner Mitglieder sowie der Geschäftsleitung für deren Tätigkeiten im Geschäftsjahr 2014 zuzustimmen.

Erläuterungen

Es ist in schweizerischen Gesellschaften üblich und in Artikel 698, Absatz 2, Ziffer 5 des schweizerischen Obligationenrechts vorgesehen, den Aktionären die Entlastung der Mitglieder des Verwaltungsrates und der Geschäftsleitung zu beantragen. Die Entlastung betrifft die Haftung für ihre Handlungen während des Geschäftsjahres 2014. Die Entlastung schliesst Verantwortlichkeitsklagen der Gesellschaft oder von Aktionären gegen die Mitglieder des Verwaltungsrates und der Geschäftsleitung aus, sofern sie die Geschäftstätigkeit im Geschäftsjahr 2014 betreffen, und auf Tatsachen beruhen, die den Aktionären mitgeteilt wurden. Aktionäre, die der Entlastung nicht zustimmen oder ihre Aktien nach der Abstimmung ohne Wissen über die Genehmigung dieses Antrages erwerben, sind während einer Frist von sechs Monaten nach der Generalversammlung an den Entlastungsbeschluss nicht gebunden.

Notwendige Mehrheit zur Genehmigung

Der Antrag ist genehmigt, wenn er eine Mehrheit der an der Generalversammlung abgegebenen Stimmen, entweder persönlich oder aufgrund einer Vollmacht, auf sich vereinigt, wobei sowohl Enthaltungen als auch Stimmen von Verwaltungsratsmitgliedern und Mitgliedern der Geschäftsleitung von Logitech nicht gezählt werden.

Empfehlung

Der Verwaltungsrat empfiehlt der Generalversammlung die Annahme des Antrages auf Entlastung der Mitglieder des Verwaltungsrates und der Geschäftsleitung für die Tätigkeit im Geschäftsjahr 2014.

Antrag 7

Wahlen in den Verwaltungsrat

Unser Verwaltungsrat hat gegenwärtig neun Mitglieder. Bis 2012 war jedes Mitglied für drei Jahre gewählt. An der Generalversammlung 2012 haben die Aktionäre eine Änderung angenommen, wonach jedes Mitglied des Verwaltungsrats, angefangen mit jenen Mitgliedern die letztes Jahr gewählt wurden, eine Amtszeit von einem Jahr antritt.

Auf Empfehlung des Nominationsausschusses (*Nominating Committee*) hat der Verwaltungsrat die nachstehenden zehn Personen zur Wahl für eine Amtsdauer von einem Jahr vorgeschlagen. Die Amtsdauer beginnt mit der Generalversammlung vom 18. Dezember 2014. Neun der vorgeschlagenen Personen sind aktuelle Mitglieder des Verwaltungsrates. Ihre laufende Mandatszeit endet zum Zeitpunkt der Generalversammlung vom 18. Dezember 2014. Die zehnte vorgeschlagene Person wurde durch den Nominationsausschuss empfohlen und durch den Verwaltungsrat im Oktober 2014 als vorgeschlagene Person zur Wahl in den Verwaltungsrat genehmigt.

Die Amtsdauer endet mit dem Abschluss der nächsten ordentlichen Generalversammlung. Für jeden Kandidaten wird eine getrennte Abstimmung durchgeführt.

Nach schweizerischem Recht können Verwaltungsratsmitglieder nur von der Generalversammlung gewählt werden. Falls die nachfolgend vorgeschlagenen Kandidaten gewählt werden, wird der Verwaltungsrat über zehn Mitglieder verfügen. Der Verwaltungsrat hat keinen Grund zur Annahme, dass einer der Kandidaten nicht Willens oder fähig ist, das Amt anzunehmen.

Für weitere Information über den Verwaltungsrat, einschliesslich die gegenwärtigen Mitglieder, die Ausschüsse, die Mittel, mit denen der Verwaltungsrat die Geschäftsleitung überwacht, und weitere Informationen wird auf die englische Version dieser Einladung unter dem Titel „*Corporate Governance* und Verwaltungsratsangelegenheiten" verwiesen.

7.1 Wiederwahl von Herrn Daniel Borel

Antrag: Der Verwaltungsrat beantragt die Wiederwahl in den Verwaltungsrat von Herrn Daniel Borel für eine einjährige Amtsdauer, die mit dem Abschluss der ordentlichen Generalversammlung 2015 enden wird.

Wir bitten Sie, den biographischen Hintergrund und die beruflichen Qualifikationen von Herrn Borel der englischen Version dieser Einladung unter dem Titel „*Corporate Governance* und Verwaltungsratsangelegenheiten – *Members of the Board of Directors*" auf Seite 68 zu entnehmen.

7.2 Wiederwahl von Herrn Matthew Bousquette

Antrag: Der Verwaltungsrat beantragt die Wiederwahl in den Verwaltungsrat von Herrn Matthew Bousquette für eine einjährige Amtsdauer, die mit dem Abschluss der ordentlichen Generalversammlung 2015 enden wird.

Wir bitten Sie, den biographischen Hintergrund und die beruflichen Qualifikationen von Herrn Bousquette der englischen Version dieser Einladung unter dem Titel „*Corporate Governance* und Verwaltungsratsangelegenheiten – *Members of the Board of Directors*" auf Seite 69 zu entnehmen.

7.3 Wiederwahl von Herrn Kee-Lock Chua

Antrag: Der Verwaltungsrat beantragt die Wiederwahl in den Verwaltungsrat von Herrn Kee-Lock Chua für eine einjährige Amtsdauer, die mit dem Abschluss der ordentlichen Generalversammlung 2015 enden wird.

Wir bitten Sie, den biographischen Hintergrund und die beruflichen Qualifikationen von Herrn Chua der englischen Version dieser Einladung unter dem Titel „*Corporate Governance* und Verwaltungsratsangelegenheiten – *Members of the Board of Directors*" auf Seite 69 zu entnehmen.

7.4 Wiederwahl von Herrn Bracken P. Darrell

Antrag: Der Verwaltungsrat beantragt die Wiederwahl in den Verwaltungsrat von Herrn Bracken P. Darrell, *President* und *Chief Executive Officer* der Gesellschaft, für eine einjährige Amtsdauer, die mit dem Abschluss der ordentlichen Generalversammlung 2015 enden wird.

Wir bitten Sie, den biographischen Hintergrund und die beruflichen Qualifikationen von Herrn Darrell der englischen Version dieser Einladung unter dem Titel „*Corporate Governance* und Verwaltungsratsangelegenheiten – *Members of the Board of Directors*" auf Seite 70 zu entnehmen.

7.5 Wiederwahl von Frau Sally Davis

Antrag: Der Verwaltungsrat beantragt die Wiederwahl in den Verwaltungsrat von Frau Sally Davis für eine einjährige Amtsdauer, die mit dem Abschluss der ordentlichen Generalversammlung 2015 enden wird.

Wir bitten Sie, den biographischen Hintergrund und die beruflichen Qualifikationen von Frau Davis der englischen Version dieser Einladung unter dem Titel „*Corporate Governance* und Verwaltungsratsangelegenheiten – *Members of the Board of Directors*" auf Seite 70 zu entnehmen.

7.6 Wiederwahl von Herrn Guerinno De Luca

Antrag: Der Verwaltungsrat beantragt die Wiederwahl in den Verwaltungsrat von Herrn Guerinno De Luca für eine einjährige Amtsdauer, die mit dem Abschluss der ordentlichen Generalversammlung 2015 enden wird.

Wir bitten Sie, den biographischen Hintergrund und die beruflichen Qualifikationen von Herrn Guerinno De Luca der englischen Version dieser Einladung unter dem Titel „*Corporate Governance* und Verwaltungsratsangelegenheiten – *Members of the Board of Directors*" auf Seite 71 zu entnehmen.

7.7 Wiederwahl von Herrn Didier Hirsch

Antrag: Der Verwaltungsrat beantragt die Wiederwahl in den Verwaltungsrat von Herrn Didier Hirsch für eine einjährige Amtsdauer, die mit dem Abschluss der ordentlichen Generalversammlung 2015 enden wird.

Wir bitten Sie, den biographischen Hintergrund und die beruflichen Qualifikationen von Herrn Hirsch der englischen Version dieser Einladung unter dem Titel „*Corporate Governance* und Verwaltungsratsangelegenheiten – *Members of the Board of Directors*" auf Seite 71 zu entnehmen.

7.8 Wiederwahl von Dr. Neil Hunt

Antrag: Der Verwaltungsrat beantragt die Wiederwahl in den Verwaltungsrat von Dr. Neil Hunt für eine einjährige Amtsdauer, die mit dem Abschluss der ordentlichen Generalversammlung 2015 enden wird.

Wir bitten Sie, den biographischen Hintergrund und die beruflichen Qualifikationen von Dr. Hunt der englischen Version dieser Einladung unter dem Titel „*Corporate Governance* und Verwaltungsratsangelegenheiten – *Members of the Board of Directors*" auf Seite 72 zu entnehmen.

7.9 Wiederwahl von Frau Monika Ribar

Antrag: Der Verwaltungsrat beantragt die Wiederwahl in den Verwaltungsrat von Frau Monika Ribar für eine einjährige Amtsdauer, die mit dem Abschluss der ordentlichen Generalversammlung 2015 enden wird.

Wir bitten Sie, den biographischen Hintergrund und die beruflichen Qualifikationen von Frau Ribar der englischen Version dieser Einladung unter dem Titel „*Corporate Governance* und Verwaltungsratsangelegenheiten – *Members of the Board of Directors*" auf Seite 72 zu entnehmen.

7.10 Wahl von Herrn Dimitri Panayotopoulos

Antrag: Auf Empfehlung des Nominationsausschusses beantragt der Verwaltungsrat die Wahl in den Verwaltungsrat von Herrn Dimitri Panayotopoulos, für eine einjährige Amtsdauer, die mit dem Abschluss der ordentlichen Generalversammlung 2015 enden wird.

Dimitri Panayotopoulos ist *Senior Advisor* bei der Boston Consulting Group, einer globalen Unternehmensberatungsfirma. Vor dem Antritt seiner Tätigkeit für die Boston Consulting Group im April 2014, war Herr Panayotopoulos von 1977 bis 2014 bei der Procter & Gamble Company („P&G"), einem Markenartikelunternehmen, tätig. Bei P&G war er *Vice Chairman and Advisor to the Chairman & Chief Executive Officer* von Juli 2013 bis Januar 2014, *Vice Chairman of Global Business Units* von Mai 2011 bis Juli 2013, *Vice Chairman of Global Household Care Group* von Juli 2007 bis Mai 2011, *Group President of Global Fabric Care* von Juli 2004 bis Juli 2007, *President of Central and Eastern Europe, Middle East and Africa* von Juli 2001 bis Juli 2004, und *President-Greater China* von 1999 bis Juli 2001. Herr Panayotopoulos hat innerhalb von P&G verschiedene Geschäftsleitungs-, Führungs- sowie andere Positionen innegehabt, namentlich in den Bereichen *sales, brand management and advertising* in Europa (inklusive Schweiz), Ägypten und dem Fernen Osten von 1977 bis 1999. Herr Panayotopoulos besitzt einen Abschluss (*B.A.*) der Sussex Universität, U.K. Er ist 63 Jahre alt und britischer Staatsbürger.

Herr Panayotopoulos bereichert den Verwaltungsrat mit hochkarätiger Führungsqualität, *Strategic, Financial and Consumer Brand Marketing* und weltweiter Erfahrung durch seine frühere Führungserfahrung bei P&G in einer Vielzahl von Regionen.

Notwendige Mehrheit zur Genehmigung

Der Antrag ist genehmigt, wenn er eine Mehrheit der an der Generalversammlung abgegebenen Stimmen, entweder persönlich oder aufgrund einer Vollmacht, auf sich vereinigt, wobei Enthaltungen nicht gezählt werden.

Empfehlung

Der Verwaltungsrat empfiehlt die Wahl der obgenannten Kandidaten in den Verwaltungsrat.

Antrag 8

Wahl des Verwaltungsratspräsidenten

Seit dem Inkrafttreten der sogenannten "Minder Verordnung" am 1. Januar 2014, verlangt das Gesetz, dass der Verwaltungsratspräsident bei jeder ordentlichen Generalversammlung für eine einjährige Amtsdauer, die mit dem Abschluss der darauffolgenden ordentlichen Generalversammlung endet, gewählt wird.

Antrag

Der Verwaltungsrat beantragt, Herrn Guerinno De Luca für eine einjährige Amtsdauer, die mit dem Abschluss der ordentlichen Generalversammlung 2015 endet, als Verwaltungsratspräsident zu wählen.

Notwendige Mehrheit zur Genehmigung

Der Antrag ist genehmigt, wenn er eine Mehrheit der an der Generalversammlung abgegebenen Stimmen, entweder persönlich oder aufgrund einer Vollmacht, auf sich vereinigt, wobei Enthaltungen nicht gezählt werden.

Empfehlung

Der Verwaltungsrat empfiehlt die Wahl von Herrn Guerinno De Luca als Verwaltungsratspräsident.

Antrag 9

Wahlen in den Vergütungsausschuss

Unser Vergütungsausschuss besteht momentan aus vier Mitgliedern. Gemäss den Änderungen des schweizerischen Gesellschaftsrechts vom 1. Januar 2014, wählt die Generalversammlung die Mitglieder des Vergütungsausschusses jährlich und einzeln. Wählbar in den Vergütungsausschuss sind nur Mitglieder des Verwaltungsrates.

Auf Empfehlung des Nominationsausschusses hat der Verwaltungsrat die folgenden vier Mitglieder für eine Amtsdauer von einem Jahr als Mitglieder des Vergütungsausschusses nominiert. Alle nominierten Personen sind momentan Mitglieder des Vergütungsausschusses und unabhängig, wie vom Reglement des Vergütungsausschusses verlangt und entsprechend den Anforderungen der Listing Standards des Nasdaq Stock Market, der Definition von "externen Direktor" (*outside director*) im Sinne des Abschnitts 162(m) des *Internal Revenue Code* von 1986 in der geltenden Fassung, der Definition von " Direktor, der nicht beim Unternehmen angestellt ist" (*non-employee director*) im Sinne der von der *U.S. Securities and Exchange Commission* erlassenen Regel 16b-3 und der Regel 10C-1(b)(1) des *U.S. Securities* Exchange Act von 1934 in der geltenden Fassung.

Die Amtsdauer endet mit dem Abschluss der nächsten ordentlichen Generalversammlung. Jeder Nominierte wird einzeln gewählt.

9.1 Wahl von Herrn Matthew Bousquette

Antrag: Der Verwaltungsrat beantragt die Wahl von Herrn Matthew Bousquette in den Vergütungsausschuss für eine Amtsdauer von einem Jahr bis zum Abschluss der ordentlichen Generalversammlung 2015.

Wir bitten Sie, den biographischen Hintergrund und die beruflichen Qualifikationen von Herrn Bousquette der englischen Version dieser Einladung unter dem Titel „*Corporate Governance* und Verwaltungsratsangelegenheiten – *Members of the Board of Directors*" auf Seite 69 zu entnehmen.

9.2 Wahl von Frau Sally Davis

Antrag: Der Verwaltungsrat beantragt die Wahl von Frau Sally Davis in den Vergütungsausschuss für eine Amtsdauer von einem Jahr bis zum Abschluss der ordentlichen Generalversammlung 2015.

Wir bitten Sie, den biographischen Hintergrund und die beruflichen Qualifikationen von Frau Davis der englischen Version dieser Einladung unter dem Titel „*Corporate Governance* und Verwaltungsratsangelegenheiten – *Members of the Board of Directors*" auf Seite 70 zu entnehmen.

9.3 Wahl von Dr. Neil Hunt

Antrag: Der Verwaltungsrat beantragt die Wahl von Dr. Neil Hunt in den Vergütungsausschuss für eine Amtsdauer von einem Jahr bis zum Abschluss der ordentlichen Generalversammlung 2015.

Wir bitten Sie, den biographischen Hintergrund und die beruflichen Qualifikationen von Dr. Hunt der englischen Version dieser Einladung unter dem Titel „*Corporate Governance* und Verwaltungsratsangelegenheiten – *Members of the Board of Directors*" auf Seite 72 zu entnehmen.

9.4 Wahl von Frau Monika Ribar

Antrag: Der Verwaltungsrat beantragt die Wahl von Frau Monika Ribar in den Vergütungsausschuss für eine Amtsdauer von einem Jahr bis zum Abschluss der ordentlichen Generalversammlung 2015.

Wir bitten Sie, den biographischen Hintergrund und die beruflichen Qualifikationen von Frau Ribar der englischen Version dieser Einladung unter dem Titel „*Corporate Governance* und Verwaltungsratsangelegenheiten – *Members of the Board of Directors*" auf Seite 72 zu entnehmen.

Notwendige Mehrheit zur Genehmigung

Der Antrag ist genehmigt, wenn er eine Mehrheit der an der Generalversammlung abgegebenen Stimmen, entweder persönlich oder aufgrund einer Vollmacht, auf sich vereinigt, wobei Enthaltungen nicht gezählt werden.

Empfehlung

Der Verwaltungsrat empfiehlt die Wahl der obengenannten nominierten Personen in den Vergütungsausschuss.

Antrag 10

Wahl von KPMG AG als Logitechs Revisionsstelle und Bestätigung der Wahl von KPMG LLP als Logitechs unabhängige eingetragene Revisionsexpertin für das Geschäftsjahr 2015

Antrag

Der Verwaltungsrat beantragt, die KPMG AG als Revisionsstelle der Logitech International S.A. für ein Jahr zu wählen sowie die Wahl der KPMG LLP als Logitechs unabhängige eingetragene Revisionsexpertin für das Geschäftsjahr 2015 zu bestätigen.

Erläuterungen

Auf Empfehlung des Revisionsausschusses (*Audit Committee*) des Verwaltungsrates ist die KPMG AG für ein Jahr als Revisionsstelle der Logitech International AG vorgeschlagen.

Der Revisionsausschuss hat ebenfalls die KPMG LLP, die amerikanische Schwestergesellschaft der KPMG AG, als unabhängige eingetragene Revisionsexpertin der Gesellschaft für das am 31. März 2015 endende Geschäftsjahr aufgrund der Vorschriften des amerikanischen Aktienrechts ernannt. Die Statuten der Logitech sehen keine Genehmigungspflicht der Ernennung der KPMG LLP als unabhängige eingetragene Revisionsexpertin der Gesellschaft durch die Aktionäre vor. Trotzdem unterbreitet Logitech die Ernennung der KPMG LLP den Aktionären zur Genehmigung aufgrund von *Corporate Governance*-Überlegungen. Sollten die Aktionäre die Ernennung nicht genehmigen, wird der Revisionsausschuss die Ernennung der KPMG LLP überprüfen. Auch für den Fall der Genehmigung der Ernennung kann der Revisionsausschuss, in seinem Ermessen, die Ernennung während des Jahres ändern, sollte der Ausschuss zum Schluss kommen, dass eine solche Änderung im besten Interesse der Gesellschaft und seiner Aktionäre ist.

Informationen über die Honorare, die Logitech an die PricewaterhouseCoopers AG und PricewaterhouseCoopers LLP, Logitechs Revisionsstelle bzw. unabhängige eingetragene Revisionsexpertin für das Geschäftsjahr 2014, bezahlt hat, sowie weitere Information über die KPMG LLP, die PricewaterhouseCoopers AG und die PricewaterhouseCoopers LLP entnehmen Sie bitte der englischen Version dieser Einladung unter dem Titel „*Independent Public Accountants*" und „*Report of the Audit Committee*".

Vertreter der KPMG AG und der PricewaterhouseCoopers AG werden an der Generalversammlung teilnehmen und die Möglichkeit haben, sich zu äussern. Sie werden ebenfalls zur Beantwortung allfälliger Fragen zur Verfügung stehen.

Notwendige Mehrheit zur Genehmigung

Der Antrag ist genehmigt, wenn er eine Mehrheit der an der Generalversammlung abgegebenen Stimmen, entweder persönlich oder aufgrund einer Vollmacht, auf sich vereinigt, wobei Enthaltungen nicht gezählt werden.

Empfehlung

Der Verwaltungsrat empfiehlt die Wahl der KPMG AG als Revisionsstelle der Logitech International S.A. sowie die Genehmigung der Ernennung der KPMG LLP als Logitechs unabhängige eingetragene Revisionsexpertin; beide für das am 31. März 2015 endende Geschäftsjahr.

Antrag 11

Wahl von Frau Béatrice Ehlers als unabhängige Stimmrechtsvertreterin

Aufgrund der sogenannten "Minder Verordnung", welche am 1. Januar 2014 in Kraft trat, muss der unabhängige Stimmrechtsvertreter der Aktionäre an jeder Generalversammlung für eine Periode von einem Jahr gewählt werden. Das Amt endet automatisch mit Abschluss der nächsten ordentlichen Generalversammlung.

Antrag

Der Verwaltungsrat beantragt, Frau Béatrice Ehlers als unabhängige Stimmrechtsvertreterin für eine Periode von einem Jahr, endend mit Abschluss der ordentlichen Generalversammlung 2015, zu wählen.

Erläuterungen

Aktionäre können ihre Aktien selber vertreten oder diese mittels schriftlicher Vollmacht durch einen Dritten (unabhängig davon, ob dieser selbst Aktionär ist) vertreten lassen. In Übereinstimmung mit der schweizerischen Gesetzgebung kann sich jeder Aktionär an der Generalversammlung entweder durch die unabhängige Stimmrechtsvertreterin, Frau Béatrice Ehlers, oder durch einen anderen Dritten vertreten lassen. Frau Ehlers ist Notarin und hat das Amt der unabhängigen Stimmrechtsvertreterin bereits an früheren Generalversammlungen ausgeübt.

Die schweizerische Gesetzgebung stellt hohe Anforderungen an die Unabhängigkeit der unabhängigen Stimmrechtsvertreterin. Sofern keine Instruktionen vorliegen, hat sich die unabhängige Stimmrechtsvertreterin der Stimme zu enthalten. Allgemeine Instruktionen können für eine bestimmte Generalversammlung in Bezug auf Anträge erteilt werden, welche in der Einladung zu der Generalversammlung nicht angekündigt wurden.

Notwendige Mehrheit zur Genehmigung

Der Antrag ist genehmigt, wenn er eine Mehrheit der an der Generalversammlung abgegebenen Stimmen, entweder persönlich oder aufgrund einer Vollmacht, auf sich vereinigt, wobei Enthaltungen nicht gezählt werden.

Empfehlung

Der Verwaltungsrat empfiehlt die Wahl von Frau Béatrice Ehlers als unabhängige Stimmrechtsvertreterin.

VERWALTUNGSRATSANGELEGENHEITEN UND ENTSCHÄDIGUNGSBERICHT

Für weitere Information über Corporate Governance, unseren Verwaltungsrat und für den Entschädigungsbericht verweisen wir Sie auf die englische Version dieser Einladung. Der englische Text ist die massgebliche Version dieser Einladung.

*****

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To o□□sha□ehol□e□s□

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□ hethe□o□not yo□plan to atten□the □nn□al □ene□al □eeting□yo□□□ote is i□po□tant.

Thank yo□fo□yo□□□ontin□e□s□ppo□t of □ogite□h.



GUERRINO DE LUCA
Chairman of the Board

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LOGITECH INTERNATIONAL S.A.

Invitation to the Annual General Meeting
Thursday, December 18, 2014
2:00 p.m. (registration starts at 1:30 p.m.)
SwissTech Convention Center, EPFL – Lausanne, Switzerland

□□□□

AGENDA

A. Reports

□epo□t on □pe□ations fo□the fis□al yea□en□e□□ a□□h □□□□□

B. Proposals

□ □pp□o□al of the □nn□al □epo□t□the □o□pensation □epo□t□the □onsoli□ate□finan□ial state□ents an□the stat□to□y finan□ial state□ents of □ogite□h □nte□national □.□. fo□fis□al yea□□□□

□ □□iso□y □ote to app□o□e e□e□□ti□e □o□pensation

□ □pp□op□iation of □etaine□ea□nings an□□e□la□ation of □i□i□en□

□ □□en□□ent of the □o□pany□s □□ti□les of □n□o□po□ation

□ □□tho□i□ation to e□□ee□□□□ hol□ing of o□n sha□e □apital

□ □elease of the □oa□□ of □i□e□to□s an□ □□e□□ti□e □ffi□e□s f□o□ liability fo□a□ti□ities □□□ing fis□al yea□□□□

□ □le□tions to the □oa□□of □i□e□to□s

□□ □e□ele□tion of □ □ □aniel □o□el

□□ □e□ele□tion of □ □□ □atthe□ □o□s□□ette

□□ □e□ele□tion of □ □ □ee□□o□k □h□a

□□ □e□ele□tion of □ □ □□a□ken □ □a□□ell

□□ □e□ele□tion of □s. □ally □a□is

□□ □e□ele□tion of □ □□□e□□ino □e □□□a

□□ □e□ele□tion of □ □□□i□ie□□i□s□h

□□ □e□ele□tion of □□□eil □□nt

□□ □e□ele□tion of □s. □onika □iba□

□□□ □le□tion of □ □□i□it□i □anayotopo□los

□ □le□tion of the □hai□□an of the □oa□□

□ □le□tions to the □o□pensation □o□□ittee

□□ □le□tion of □ □□ □atthe□ □o□s□□ette

□□ □le□tion of □s. □ally □a□is

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QUESTIONS AND ANSWERS ABOUT THE LOGITECH 2014 ANNUAL GENERAL MEETING

GENERAL INFORMATION FOR ALL SHAREHOLDERS

Why am I receiving this "Invitation and Proxy Statement"?

This document is designed to comply with both Swiss corporate law and U.S. proxy statement rules. Outside of the U.S. and Canada this Invitation and Proxy Statement will be made available to registered shareholders with certain portions translated into French and German. We made copies of this Invitation and Proxy Statement available to shareholders beginning on November [illegible].

The Response Coupon is solicited on behalf of the Board of Directors of Logitech for use at Logitech's Annual General Meeting. The Meeting will be held on Thursday, December [illegible], at [illegible] p.m. at SwissTech Convention Center, [illegible] in Lausanne, Switzerland.

Who is entitled to vote at the meeting?

Shareholders registered in the Share Register of Logitech International S.A. (including in the sub-register maintained by Logitech's U.S. transfer agent, Computershare) on Thursday, December [illegible], have the right to vote. No shareholders will be entered in the Share Register between December [illegible] and the day following the Meeting. As of September [illegible], there were [illegible] shares registered and entitled to vote out of a total of [illegible] Logitech shares outstanding. The actual number of registered shares that will be entitled to vote at the Meeting will vary depending on how many more shares are registered or deregistered between September [illegible] and December [illegible].

For information on the criteria for the determination of the U.S. and Canadian street name beneficial owners who may vote with respect to the Meeting, please refer to "Further Information for U.S. and Canadian Street Name Beneficial Owners" below.

Who is a registered shareholder?

If your shares are registered directly in your name with us in the Share Register of Logitech International S.A. (or in our sub-register maintained by our U.S. transfer agent, Computershare), you are considered a registered shareholder, and this Invitation and Proxy Statement and related materials are being sent or made available to you by Logitech.

Who is a beneficial owner with shares registered in the name of a custodian, or "street name" owner?

Shareholders that have not requested registration on our Share Register directly and hold shares through a broker, trustee or nominee or other similar organization that is a registered shareholder are beneficial owners of shares registered in the name of a custodian. If you hold your Logitech shares through a U.S. or Canadian broker, trustee or nominee or other similar organization (also called holding in "street name," which is the typical practice of our shareholders in the U.S. and Canada), the organization holding your account is considered the registered shareholder for purposes of voting at the Meeting, and this Invitation and Proxy Statement and related materials are being sent or made available to you by them. You have the right to direct that organization on how to vote the shares held in your account.

Why is it important for me to vote?

Logitech is a public company and key decisions can only be made by shareholders. Whether or not you plan to attend, your vote is important so that your shares are represented.

How many registered shares must be present or represented to conduct business at the meeting?

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Where are Logitech's principal executive offices?

□ogite□h□s p□in□ipal e□e□□ti□e offi□e in □□it□e□lan□ is at □□□□ □ □□a□tie□ □e 1□Inno□ation□□aniel □o□el Inno□ation □ente□□□□□ □a□sanne□□□it□e□lan□□an□ o□□p□in□ipal e□e□□ti□e offi□e in the □nite□ □tates is at □□□ □ate□ay □o□le□a□□□□e□a□k□□alifo□nia □□□□□ □ogite□h□s □ain telephone n□□be□in □□it□e□lan□ is □□□□□□□□ □□□□□□□an□o□□□ain telephone n□□be□in the □nite□ □tates is □□□□□□□□□□□.

How can I obtain Logitech's proxy statement, annual report and other annual reporting materials?

□ □opy of o□□□□□□ □nn□al □epo□t to □ha□ehol□e□s□this □n□itation an□ □□o□y □tate□ent an□ o□□□nn□al □epo□t on □o□□ □□□□ fo□fis□al yea□□□□□file□ □ith the □.□ □e□□□ities an□□□□hange □o□□ission a□e a□ailable on o□□□ebsite at *http://ir.logitech.com.* Shareholders also may request free copies of these materials at our principal executive offices in Switzerland or the United States, at the addresses and phone numbers above.

Where can I find the voting results of the meeting?

We intend to announce voting results at the meeting and issue a press release promptly after the meeting. We will also file the results on a Current Report on Form 8-K with the U.S. Securities and Exchange Commission by Wednesday, December 24, 2014. A copy of the Form 8-K will be available on our website at *http://ir.logitech.com.*

If I am not a registered shareholder, can I attend and vote at the meeting?

You may not attend the meeting and vote your shares in person at the meeting unless you either become a registered shareholder by December 11, 2014 or you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting. If you hold your shares through a non-U.S. or non-Canadian broker, trustee or nominee, you may become a registered shareholder by contacting our Share Registrar at Logitech International S.A., c/o Devigus Shareholder Services, Birkenstrasse 47, CH-6343 Rotkreuz, Switzerland, and following their registration instructions or, in certain countries, by requesting registration through the bank or brokerage through which you hold your shares. If you hold your shares through a U.S. or Canadian broker, trustee or nominee, you may become a registered shareholder by contacting your broker, trustee or nominee, and following their registration instructions.

FURTHER INFORMATION FOR REGISTERED SHAREHOLDERS

How can I vote if I do not plan to attend the meeting?

If you do not plan to attend the meeting, you may mark the box under Option 3 on the enclosed Response Coupon to appoint the Independent Representative, Ms. Béatrice Ehlers, to represent you at the meeting. Please provide your voting instructions by marking the applicable boxes beside the agenda items on the Response Coupon and sign, date and promptly mail your completed Response Coupon using the appropriate enclosed postage paid envelope. Please refer to the Response Coupon for more instructions.

How can I attend the meeting?

If you wish to attend the meeting, you will need to obtain an admission card. You may obtain an admission card by marking Option 1 on the Response Coupon, and sending the completed, signed and dated Response Coupon to Logitech using the enclosed postage paid envelope by Thursday, December 11, 2014. We will send you an admission card for the meeting. If an admission card is not received by you prior to the meeting and you are a registered shareholder as of December 11, 2014, you may attend the meeting by presenting proof of identification at the meeting.

Can I have another person represent me at the meeting?

Yes. If you would like someone other than the Independent Representative to represent you at the meeting, please mark Option 2 on the Response Coupon and provide the name and address of the person you want to represent you. Please return the completed, signed and dated Response Coupon to Logitech using the enclosed postage paid envelope by December 11, 2014. We will send an admission card for the meeting to your representative. If the name and address instructions you provide are not clear Logitech will send the admission card to you, and you must forward it to your representative.

Can I sell my shares before the meeting if I have voted?

Logitech does not block the transfer of shares before the meeting. However, if you sell your Logitech shares before the meeting and Logitech's Share Registrar is notified of the sale, your votes with those shares will not be counted. Any person who purchases shares after the Share Register closes on Thursday, December 11, 2014 will not be able to register them until the day after the meeting and so will not be able to vote the shares at the meeting.

If I vote by proxy using the Response Coupon, can I change my vote after I have voted?

You may change your vote at any time before the final vote at the meeting. You may revoke your vote by requesting a new Response Coupon from us, and we will cancel your prior Response Coupon. If you wish to vote again, you may complete the new Response Coupon and return it to us, or you may attend the meeting and vote in person. However, your attendance at the meeting will not automatically revoke your Response Coupon unless you vote again at the meeting or specifically request in writing that your prior Response Coupon be revoked.

If I vote by proxy using the Response Coupon, what happens if I do not give specific voting instructions?

If you are a registered shareholder and sign and return a Response Coupon without giving specific voting instructions for some or all agenda items, you thereby give general instructions to the Independent Representative to vote your shares in accordance with the recommendations of the Board of Directors for such agenda items as well as for new and amended proposals that could be formulated during the course of the meeting.

Who can I contact if I have questions?

If you have any questions or need assistance in voting your shares, please call us at +1-510-713-4220 or e-mail us at *logitechIR@logitech.com*.

FURTHER INFORMATION FOR U.S. OR CANADIAN "STREET NAME" BENEFICIAL OWNERS

Who may provide voting instructions for the meeting?

For purposes of U.S. or Canadian beneficial shareholder voting, shareholders holding shares through a U.S. or Canadian broker, trustee or nominee organization on October 30, 2014 may direct the organization on how to vote. Logitech has made arrangements with a service company to U.S. and Canadian brokers, trustees and nominee organizations for that service company to provide a reconciliation of share positions of U.S. and Canadian "street name" beneficial owners between October 30, 2014 and December 2, 2014, which Logitech determined is the last practicable date before the meeting for such a reconciliation. These arrangements are intended to result in the following adjustments: If a U.S. or Canadian "street name" beneficial owner as of October 30, 2014 votes but subsequently sells their shares before December 2, 2014, their votes will be cancelled. A U.S. or Canadian "street name" beneficial owner as of October 30, 2014 that has voted and subsequently increases or decreases their shareholdings but remains a beneficial owner as of December 2, 2014 will have their votes increased or decreased to reflect their shareholdings as of December 2, 2014.

If you acquire Logitech shares in "street name" after October 30, 2014 through a U.S. or Canadian broker, trustee or nominee, and wish to vote at the meeting or provide voting instructions by proxy, you must become a registered shareholder. You may become a registered shareholder by contacting your broker, trustee or nominee, and following their registration instructions. In order to allow adequate time for registration, for proxy materials to be sent or made available to you, and for your voting instructions to be returned to us before the meeting, please begin the registration process as far before December 11, 2014 as possible.

If I am a U.S. or Canadian "street name" beneficial owner, how do I vote?

If you are a beneficial owner of shares held in "street name" and you wish to vote in person at the meeting, you must obtain a valid proxy from the organization that holds your shares.

If you do not wish to vote in person, you may vote by proxy. You may vote by proxy over the Internet, by telephone or by mail, as permitted by your broker, trustee or nominee, by following the instructions provided on the enclosed proxy card.

What happens if I do not give specific voting instructions?

If you are a beneficial owner of shares held in "street name" in the United States or Canada and do not provide your broker, trustee or nominee with specific voting instructions, then under the rules of various national and regional securities exchanges, your broker, trustee or nominee may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, your shares will not be voted on such matter and will not be considered votes cast on the applicable Proposal. We encourage you to provide voting instructions to the organization that holds your shares by carefully following the instructions provided on the enclosed proxy card. We believe the following Proposals will be considered non-routine: Proposal 2 (Advisory vote to approve executive compensation); Proposal 3 (Appropriation of retained earnings and declaration of dividend); Proposal 4 (Amendment of the Company's Articles of Incorporation); Proposal 5 (Authorization to exceed 10% holding of own share capital); Proposal 6 (Release of the Board of Directors and Executive Officers from liability for activities during fiscal year 2014); Proposal 7 (Elections to the Board of Directors); Proposal 8 (Election of the Chairman); Proposal 9 (Elections to the Compensation Committee); Proposal 11 (Election of the Independent Representative). All other Proposals involve matters that we believe will be considered routine. Any "broker non-votes" on any Proposals will not be considered votes cast on the Proposal.

What is the deadline for delivering my voting instructions?

If you hold your shares through a U.S. or Canadian bank or brokerage or other custodian, you have until 11:59 pm (U.S. Eastern Standard Time) on Thursday, December 11, 2014 to deliver your voting instructions.

Can I change my vote after I have voted?

You may revoke your proxy and change your vote at any time before the final vote at the meeting. You may vote again on a later date on the Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the meeting will be counted), or by signing and returning a new proxy card with a later date, or by attending the meeting and voting in person, if you have a "legal proxy" that allows you to attend the meeting and vote. However, your attendance at the Annual General Meeting will not automatically revoke your proxy unless you vote again at the meeting or specifically request in writing that your prior proxy be revoked.

How do I obtain a separate set of proxy materials or request a single set for my household in the United States?

We have adopted a procedure approved by the SEC called "householding" for shareholders in the United States. Under this procedure, shareholders who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of our proxy statement and annual report unless one or more of these shareholders notifies us that they wish to continue receiving individual copies. This procedure reduces our printing costs and postage fees. Each U.S. shareholder who participates in householding will continue to be able to access or receive a separate proxy card.

If you wish to receive a separate proxy statement and annual report at this time, please request the additional copy by contacting our mailing agent, Broadridge, by telephone at (1-800-579-1639) or by e-mail at *sendmaterial@proxyvote.com*. If any shareholders in your household wish to receive a separate proxy statement and annual report in the future, they may call our investor relations group at (1-510-713-4220 or write to Investor Relations, 7600 Gateway Boulevard, Newark, California 94560. They may also send an email to our investor relations group at *logitechIR@logitech.com*. Other shareholders who have multiple accounts in their names or who share an address with other stockholders can authorize us to discontinue mailings of multiple proxy statements and annual reports by calling or writing to investor relations.

How do I choose to receive future proxy materials electronically?

You can instruct us to send our future proxy materials to you electronically by following the instructions on the enclosed proxy card. Choosing to receive your future proxy materials by email will save us the cost of printing and mailing documents to you and will reduce the impact of our annual shareholders' meetings on the environment. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

FURTHER INFORMATION FOR SHAREHOLDERS WITH SHARES REGISTERED THROUGH A BANK OR BROKERAGE AS CUSTODIAN (OUTSIDE THE U.S. OR CANADA)

How do I vote by proxy if my shares are registered through my bank or brokerage as custodian?

Your broker, trustee or nominee should have enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares. If you did not receive such instructions you must contact your bank or brokerage for their voting instructions.

What is the deadline for delivering my voting instructions if my Logitech shares are registered through my bank or brokerage as custodian?

Banks and brokerages typically set deadlines for receiving instructions from their account holders. Outside of the U.S. and Canada, this deadline is typically two to three days before the deadline of the company holding the general meeting. This is so that the custodians can collect the voting instructions and pass them on to the company holding the meeting. If you hold Logitech shares through a bank or brokerage outside the U.S. or Canada, please check with your bank or brokerage for their specific voting deadline and submit your voting instructions to them as far before that deadline as possible.

OTHER MEETING INFORMATION

Meeting Proposals

There are no other matters that the Board intends to present, or has reason to believe others will present, at the Annual General Meeting. If you are a registered shareholder and sign and return a Response Coupon without giving specific voting instructions for some or all agenda items, you thereby give general instructions to the Independent Representative to vote your shares in accordance with the recommendations of the Board of Directors for such agenda items as well as for new and amended proposals that could be formulated during the course of the meeting. If you are a beneficial owner of shares held in "street name" in the United States or Canada, if other matters are properly presented for voting at the meeting and you have provided discretionary voting instructions on a voting instruction card or through the Internet or other permitted voting mechanisms or have not provided voting instructions, your shares will be voted in accordance with the recommendations of the Board of Directors at the meeting on such matters.

Proxy Solicitation

We do not expect to retain a proxy solicitation firm. Certain of our directors, officers and other employees, without additional compensation, may also solicit proxies personally or in writing, by telephone, e-mail or otherwise. In the United States, we are required to request that brokers and nominees who hold shares in their names furnish our proxy material to the beneficial owners of the shares, and we must reimburse such brokers and nominees for the expenses of doing so in accordance with certain U.S. statutory fee schedules.

Tabulation of Votes

Representatives of at least two Swiss banks will serve as scrutineers of the vote tabulations at the meeting. As is typical for Swiss companies, our Share Registrar will tabulate the voting instructions of registered shareholders that are provided in advance of the meeting.

Shareholder Proposals and Nominees

Shareholder Proposals for 2014 Annual General Meeting

Under our Articles of Incorporation, one or more registered shareholders who together represent shares representing at least the lesser of (i) one percent of our issued share capital or (ii) an aggregate par value of one million Swiss francs may demand that an item be placed on the agenda of a meeting of shareholders. Any such proposal must be included by the Board in our materials for the meeting. A request to place an item on the meeting agenda must be in writing and describe the proposal. With respect to the 2014 Annual General Meeting, the deadline to receive proposals for the agenda was November 4, 2014. In addition, under Swiss law registered shareholders, or persons holding a valid proxy from a registered shareholder, may propose alternatives to items on the 2014 Annual General Meeting agenda before or at the meeting.

Shareholder Proposals for 2015 Annual General Meeting

We anticipate holding our 2015 Annual General Meeting on or about September [illegible], 2015, and therefore mailing the Invitation and Proxy Statement for the 2015 Annual General Meeting on or about July 23, 2015. A registered shareholder that satisfies the minimum shareholding requirements in the Company's Articles of Incorporation may demand that an item be placed on the agenda for our 2015 meeting of shareholders by delivering a written request describing the proposal to the Secretary of Logitech at our principal executive office in either Switzerland or the United States no later than July [illegible], 2015. In addition, if you are a registered shareholder and satisfy the shareholding requirements under Rule 14a-8 of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"), you may submit a proposal for consideration by the Board of Directors for inclusion in the 2015 Annual General Meeting agenda by delivering a request and a description of the proposal to the Secretary of Logitech at our principal executive office in either Switzerland or the United States no later than March 25, 2015. The proposal will need to comply with Rule 14a-8 of the Exchange Act, which lists the requirements for the inclusion of shareholder proposals in company-sponsored proxy materials under U.S. securities laws. Under the Company's Articles of Incorporation only registered shareholders are recognized as Logitech shareholders. As a result, if you are not a registered shareholder you may not make proposals for the 2015 Annual General Meeting.

Nominations of Director Candidates

Nominations of director candidates by registered shareholders must follow the rules for shareholder proposals above.

Provisions of Articles of Incorporation

The relevant provisions of our Articles of Incorporation regarding the right of one or more registered shareholders who together represent shares representing at least the lesser of (i) one percent of our issued share capital or (ii) an aggregate par value of one million Swiss francs to demand that an item be placed on the agenda of a meeting of shareholders are available on our website at *http://ir.logitech.com*. You may also contact the Secretary of Logitech at our principal executive office in either Switzerland or the United States to request a copy of the relevant provisions of our Articles of Incorporation.

AGENDA PROPOSALS AND EXPLANATIONS

A. REPORTS

Report on Operations for the Fiscal Year Ended March 31, 2014

Senior management of Logitech International S.A. will provide the Annual General Meeting with a presentation and report on operations of the Company for fiscal year 2014.

B. PROPOSALS

Proposal 1

Approval of the Annual Report, the Compensation Report, the Consolidated Financial Statements and the Statutory Financial Statements of Logitech International S.A. for Fiscal Year 2014

Proposal

The Board of Directors proposes that the Annual Report, the Compensation Report, the consolidated financial statements and the statutory financial statements of Logitech International S.A. for fiscal year 2014 be approved.

Explanation

The Logitech consolidated financial statements and the statutory financial statements of Logitech International S.A. for fiscal year 2014 are contained in Logitech's Annual Report, which was made available to all registered shareholders on or before the date of this Invitation and Proxy Statement. The Annual Report also contains the report of Logitech's auditors, the report of the statutory auditors and additional information on the Company's business, organization and strategy, and information relating to corporate governance as required by the SIX Swiss Exchange directive on corporate governance. The Compensation Report forms part of this Invitation and Proxy Statement. Copies of the Annual Report, Invitation and Proxy Statement are available on the Internet at *ir.logitech.com*.

Under Swiss law, the annual report and financial statements of Swiss companies must be submitted to shareholders for approval or disapproval at each annual general meeting. The submission of the compensation report to a vote of shareholders as part of the approval of the annual report is a suggested best practice under Swiss best corporate governance principles published by economiesuisse, a leading Swiss business organization. In the event of a negative vote on this proposal by shareholders, the Board of Directors will call an extraordinary general meeting of shareholders for re-consideration of this proposal by shareholders. Approval of this proposal does not constitute approval or disapproval of any of the individual matters referred to in the Annual Report, the Compensation Report or the consolidated or statutory financial statements for fiscal year 2014.

PricewaterhouseCoopers S.A., as Logitech auditors, issued an unqualified recommendation to the Annual General Meeting that the Logitech consolidated and Logitech International S.A. financial statements be approved. PricewaterhouseCoopers S.A. express their opinion that the "consolidated financial statements for the year ended March 31, 2014 present fairly, in all material respects, the financial position, the results of operations and the cash flows in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and comply with Swiss law." They further express their opinion and confirm that the financial statements and the proposed appropriation of available earnings comply with Swiss law and the Articles of Incorporation of Logitech International S.A.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast in person or by proxy at the Annual General Meeting, not counting abstentions.

Recommendation

The Board of Directors recommends a vote **"FOR"** approval of the Annual Report, the Compensation Report, the consolidated financial statements and the statutory financial statements of Logitech International S.A. for fiscal year 2014.

Proposal 2

Advisory Vote to Approve Executive Compensation

Proposal

The Board of Directors proposes that shareholders approve, on an advisory basis, the compensation of Logitech's named executive officers disclosed in Logitech's Compensation Report for fiscal year 2014.

Explanation

At Logitech's 2009 and 2010 Annual General Meetings, the Logitech Board of Directors voluntarily asked shareholders to approve Logitech's compensation philosophy, policies and practices, as set out in the "Compensation Discussion and Analysis" section of the Compensation Report, as a reflection of evolving best practices in corporate governance in Switzerland and in the United States. This proposal, commonly known as a "say-on-pay" proposal, gave our shareholders the opportunity to express their views on our compensation as a whole. Shareholders were supportive of our compensation philosophy, policies and practices in those years and every year since.

Beginning with the 2011 Annual General Meeting, a say-on-pay advisory vote was required for all public companies, including Logitech, that are subject to the applicable U.S. proxy statement rules. At the 2011 Annual General Meeting, shareholders approved a proposal to take this vote annually. Accordingly, the Board of Directors is asking shareholders to approve, on an advisory basis, the compensation of Logitech's named executive officers disclosed in the Compensation Report, including the "Compensation Discussion and Analysis," the Summary Compensation table and the related compensation tables, notes, and narrative. This vote is not intended to address any specific items of compensation or any specific named executive officer, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in the Compensation Report.

This say-on-pay vote is advisory and therefore is not binding. However, the say-on-pay vote will provide information to us regarding shareholder sentiment about our executive compensation philosophy, policies and practices, which the Compensation Committee of the Board will be able to consider when determining future executive compensation. The Committee will seek to determine the causes of any significant negative voting result.

As discussed in the Compensation Discussion and Analysis section of Logitech's 2014 Compensation Report, Logitech has designed its compensation programs to attract, retain and motivate the high caliber of executives, managers and staff that is critical to the long-term success of its business. More specifically, Logitech's executive compensation programs have been designed to:

- be competitive with comparable companies in the industry and in the region where the executive is based;
- maintain a balance between fixed and variable compensation and place a significant portion of total compensation at risk based on the Company's performance, while maintaining controls over inappropriate risk-taking by balancing annual and long-term performance;
- provide a balance between short-term and long-term objectives and results;
- align executive compensation with shareholders' interests by tying a significant portion of compensation to increasing share value;
- support a performance-oriented culture; and
- reflect the Compensation Committee's assessment of an executive's role and past performance through base salary and short-term cash incentives, and his or her potential for future contribution to Logitech through long-term equity incentive awards.

The Compensation Committee of the Board has developed a compensation program that is described more fully in the Compensation Report included in the Annual Report and this Invitation and Proxy Statement. Logitech's compensation philosophy, compensation program risks and design, and compensation paid during fiscal year 2014 are also set out in the Compensation Report.

While compensation is a central part of attracting, retaining and motivating the best executives and employees, we believe it is not the sole or exclusive reason why exceptional executives or employees choose to join and stay at Logitech, or why they work hard to achieve results for shareholders. In this regard, both the Compensation Committee and management believe that providing a working environment and opportunities in which executives and employees can develop, express their individual potential, and make a difference, are also a key part of Logitech's success in attracting, motivating and retaining executives and employees.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast in person or by proxy at the Annual General Meeting, not counting abstentions.

Recommendation

The Board of Directors recommends a vote "**FOR**" approval of the following advisory resolution:

> "Resolved, that the compensation paid to Logitech's named executive officers as disclosed in the Compensation Report, including the "Compensation Discussion and Analysis," the Summary Compensation table and the related compensation tables, notes, and narrative discussion, is hereby approved."

Proposal 3

Appropriation of Retained Earnings and Declaration of Dividend

Proposal

The Board of Directors proposes that CHF 458,536,520 (US $516,4[illegible]5,536 based on the exchange rate on March 31, 2014) of retained earnings be appropriated as follows:

	Year ended March 31, 2014
Retained earnings available at the end of fiscal year 2014	CHF 458,536,520
Proposed dividends(1)	CHF (42,761,2[illegible]5)
Balance of retained earnings to be carried forward	CHF 415,775,225

The Board of Directors proposes distribution of a gross dividend of CHF 0.2625 per share (approximately US $0.2[illegible]57 per share based on the exchange rate on March 31, 2014)(2), or an aggregate amount of approximately CHF 42,761,2[illegible]5.(1)

No distribution shall be made on shares held in treasury by the Company and its subsidiaries.

If the proposal of the Board of Directors is approved, the dividend payment of CHF 0.2625 per share (or approximately CHF 0.1706 per share after deduction of 35% Swiss withholding tax whenever required) will be made on or about December 30, 2014 to all shareholders on record as of the record date (which will be on or about December 2[illegible], 2014). We expect that the shares will be traded ex dividend as of approximately December 24, 2014.

Explanation

Under Swiss law, the use of retained earnings must be submitted to shareholders for approval or disapproval at each annual general meeting. The retained earnings at the disposal of Logitech shareholders at the 2014 Annual General Meeting are the earnings of Logitech International S.A., the Logitech parent holding company.

The proposal of the Board of Directors to distribute a gross dividend of CHF 0.2625 per share represents an increase of 25% over the prior year, following a year of strong cash flow from operations, and is an indication of the Board of Directors' confidence in the future of the Company. Since fiscal year 2013, the Board of Directors decided on a recurring annual gross dividend and not on an occasional one. As a consequence, the Company expects to propose such a dividend to the shareholders of the Company every year (subject to the approval of the Company's statutory auditors in the applicable year).

Other than the distribution of the dividend, the Board of Directors proposes the carry-forward of retained earnings based on the Board's belief that it is in the best interests of Logitech and its shareholders to retain Logitech's earnings for future investment in the growth of Logitech's business, for share repurchases, and for the possible acquisition of other companies or lines of business.

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(1) Calculated based on a gross dividend of CHF 0.2625 per share and 162,[illegible]00,170 shares outstanding, net of treasury shares, as of March 31, 2014. Distribution-bearing shares are all shares issued except for treasury shares held by Logitech International S.A. on the day preceding the payment of the distribution.

(2) The actual exchange rate for dividend payments in U.S. dollars will be fixed closer to the record date.

ENGLISH

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast in person or by proxy at the Annual General Meeting, not counting abstentions.

Recommendation

The Board of Directors recommends a vote "**FOR**" approval of the proposed appropriation of retained earnings with respect to fiscal year 2014, including the payment of a dividend to shareholders in an amount of CHF 0.2625 per share.

Proposal 4

Amendment of the Articles of Incorporation in order to Comply with the New Swiss Corporate Law

Proposal

The Board of Directors proposes that the Company's Articles of Incorporation be amended to reflect recent changes to the Swiss legal framework.

The Board of Directors proposes that the Articles of Incorporation of the Company be amended in the manner set forth in Appendix A attached at the end of this Invitation and Proxy Statement. The French text of the proposed changes to the Articles of Incorporation, which is the only one to be legally binding, can be consulted on our website at *http://ir.logitech.com*.

Explanation

On January 1, 2014, Swiss corporate law was amended by the entry into force of the Ordinance Against Excessive Compensation by Listed Companies, commonly referred to as the "Minder Ordinance".

The "Minder Ordinance" introduces, among other things, the following amendments to Swiss corporate law:

- mandatory election by shareholders, on an individual basis, of the members of the Board of Directors, the Chairman of the Board, the members of the Compensation Committee and the Independent Representative of shareholders (Independent Representative) for a term of office ending at the closing of the following annual general meeting;
- annual binding shareholder vote on the aggregate compensation of the Board of Directors and Executive Officers; and
- prohibition of institutional representation of shareholders at the annual general meeting, other than through the Independent Representative. Under the new legislation, shareholders have the choice to attend the shareholders' meetings in person, appoint a proxy of their choice, or give proxy to the Independent Representative.

Also, the Minder Ordinance requires that the Articles of Incorporation of Swiss listed companies include, among other things, provisions regarding the approval of the compensation of the Board of Directors and Executive Officers, the main powers and duties of the Compensation Committee of the Board, the basic principles of the compensation of the members of the Board of Directors and Executive Officers, the maximum number of external mandates of members of the Board of Directors and Executive Officers and the maximum duration of agreements between the company and members of the Board of Directors and Executive Officers relating to compensation.

Therefore, the Board of Directors proposes to amend the Articles of Incorporation of the Company to satisfy the requirements set forth in the new legislation.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast in person or by proxy at the Annual General Meeting, not counting abstentions.

Recommendation of the Board

The Board of Directors recommends a vote "**FOR**" approval of the proposed amendments to the Articles of Incorporation.

Proposal 5

Authorization to Exceed 10% Holding of Own Share Capital

Proposal

The Board of Directors proposes that shareholders authorize the Company to hold more than 10 percent of its own shares.

Explanation

Under Swiss corporate law, shares that are repurchased are not automatically cancelled, but instead are held in the Company's treasury pending either shareholder approval of their cancellation or re-use by the Company to cover delivery obligations, subject to certain time limits and procedures. Members of the Board of Directors may be exposed to personal liability under Swiss law for harm to the company as a result of it holding more than 10 percent of its own shares. Approval of this proposal may lessen the potential personal liability of the members of the Board of Directors in such a circumstance.

At the Company's 2012 and 2013 Annual General Meetings, shareholders authorized the Company to hold more than 10 percent of its own shares, to the extent that the own shares exceeding the 10 percent ownership threshold are being repurchased with a view to being cancelled at the 2013 and/or 2014 and 2014 and/or 2015, respectively, Annual General Meetings of the Company. On August □, 2013, the Company's original share repurchase program, including its "second trading line" that permitted the Company to comply with its obligations under the Swiss tax laws in connection with repurchasing shares above the 10 percent threshold, expired. In March 2014, the Company announced approval of a new □250 million share repurchase program that is expected to remain in effect for three years.

As of September 26, 2014, Logitech held approximately 5.7 percent of its own shares in its treasury and, under share repurchase plans authorized by the Board of Directors, the Company may acquire up to approximately 17,310,662 additional shares until April 24, 2017. If the Company continues repurchases under its current stock repurchase program or begins a new stock repurchase program, it may again accumulate shares in treasury approaching or exceeding 10 percent of its issued capital.

In order to provide the Company with continued flexibility in the management of its capital, the Board of Directors seeks authorization to cause the Company to hold more than 10 percent of its own shares, to the extent that the shares exceeding the 10 percent ownership threshold are being repurchased, over a second trading line or otherwise, with a view to being cancelled. In the event of a negative vote on this proposal by shareholders, the Board of Directors will cause the Company not to exceed a 10 percent holding of its own shares.

There are potential adverse tax consequences to the Company that may be avoided through repurchasing shares above the 10 percent threshold through a "second trading line" with withholding tax arrangements. Should the Board of Directors resolve to make use of the authorization in this proposal, it would apply for applicable approval by the Swiss Takeover Board, and apply for the opening of a second trading line on the SIX Swiss Exchange in order to purchase shares for cancellation. It will also take other appropriate action to levy the withholding tax that would be due in such a case.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast in person or by proxy at the Annual General Meeting, not counting abstentions and not counting the votes of any member of the Board of Directors or any Logitech executive officers.

Recommendation

The Board of Directors recommends a vote "**FOR**" approval of the following resolution:

"The Company shall be authorized to hold more than 10 percent of its own shares, to the extent that the own shares exceeding the 10 percent ownership threshold are being repurchased, over a second trading line or otherwise, with a view to being cancelled on the occasion of a reduction of share capital, to be proposed to the Annual General Meeting of the Company in 2015 and/or 2016."

Proposal 6

Release of the Board of Directors and Executive Officers from Liability for Activities during Fiscal Year 2014

Proposal

The Board of Directors proposes that shareholders release the members of the Board of Directors and Executive Officers from liability for activities during fiscal year 2014.

Explanation

As is customary for Swiss corporations and in accordance with Article 698, subsection 2, item 5 of the Swiss Code of Obligations, shareholders are requested to release the members of the Board of Directors and the Executive Officers from liability for their activities during fiscal year 2014 that have been disclosed to shareholders. This release from liability exempts members of the Board of Directors or Executive Officers from liability claims brought by the Company or its shareholders on behalf of the Company against any of them for activities carried out during fiscal year 2014 relating to facts that have been disclosed to shareholders. Shareholders that do not vote in favor of the proposal, or acquire their shares after the vote without knowledge of the approval of this resolution, are not bound by the result for a period ending six months after the vote.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast in person or by proxy at the Annual General Meeting, not counting abstentions and not counting the votes of any member of the Board of Directors or any Logitech executive officers.

Recommendation

The Board of Directors recommends a vote **"FOR"** the proposal to release the members of the Board of Directors and Executive Officers from liability for activities during fiscal year 2014.

Proposal 7

Elections to the Board of Directors

Our Board of Directors is presently composed of nine members. Until 2012, each director was elected for a term of three years. At the Company's 2012 Annual General Meeting, shareholders approved a change such that each director, starting with the directors elected last year, will be subject to a term of one year.

At the recommendation of the Nominating Committee, the Board has nominated the ten individuals below to serve as directors for a one-year term, beginning in each case as of the Annual General Meeting on December 18, 2014. Nine of the nominees currently serve as members of the Board of Directors. Their current terms expire on the date of the Annual General Meeting on December 18, 2014. The tenth nominee was recommended by the Nominating Committee of the Board and approved by the Board in October 2014 as a nominee for election to the Board.

The term of office ends at the closing of the next Annual General Meeting. There will be a separate vote on each nominee.

Under Swiss law, Board members may only be appointed by shareholders. If the individuals below are elected, the Board will be composed of ten members. The Board has no reason to believe that any of our nominees will be unwilling or unable to serve if elected as a director.

For further information on the Board of Directors, including the current members of the Board, the Committees of the Board, the means by which the Board exercises supervision of Logitech's executive officers, and other information, please see "Corporate Governance and Board of Directors Matters" below.

7.1 Re-election of Mr. Daniel Borel

Proposal: The Board of Directors proposes that Mr. Daniel Borel be re-elected to the Board for a one-year term ending at the closing of the 2015 Annual General Meeting.

For biographical information and qualifications of Mr. Borel, please refer to "Corporate Governance and Board of Directors Matters — Members of the Board of Directors" on page 68 below.

7.2 Re-election of Mr. Matthew Bousquette

Proposal: The Board of Directors proposes that Mr. Matthew Bousquette be re-elected to the Board for a one-year term ending at the closing of the 2015 Annual General Meeting.

For biographical information and qualifications of Mr. Bousquette, please refer to "Corporate Governance and Board of Directors Matters — Members of the Board of Directors" on page 6□ below.

7.3 Re-election of Mr. Kee-Lock Chua

Proposal: The Board of Directors proposes that Mr. Kee-Lock Chua be re-elected to the Board for a one-year term ending at the closing of the 2015 Annual General Meeting.

For biographical information and qualifications of Mr. Chua, please refer to "Corporate Governance and Board of Directors Matters — Members of the Board of Directors" on page 6□ below.

7.4 Re-election of Mr. Bracken P. Darrell

Proposal: The Board of Directors proposes that the Company's President and Chief Executive Officer, Mr. Bracken P. Darrell, be re-elected to the Board for a one-year term ending at the closing of the 2015 Annual General Meeting.

For biographical information and qualifications of Mr. Darrell, please refer to "Corporate Governance and Board of Directors Matters — Members of the Board of Directors" on page 70 below.

7.5 Re-election of Ms. Sally Davis

Proposal: The Board of Directors proposes that Ms. Sally Davis be re-elected to the Board for a one-year term ending at the closing of the 2015 Annual General Meeting.

For biographical information and qualifications of Ms. Davis, please refer to "Corporate Governance and Board of Directors Matters — Members of the Board of Directors" on page 70 below.

7.6 Re-election of Mr. Guerrino De Luca

Proposal: The Board of Directors proposes that Mr. Guerrino De Luca be re-elected to the Board for a one-year term ending at the closing of the 2015 Annual General Meeting.

For biographical information and qualifications of Mr. De Luca, please refer to "Corporate Governance and Board of Directors Matters — Members of the Board of Directors" on page 71 below.

7.7 Re-election of Mr. Didier Hirsch

Proposal: The Board of Directors proposes that Mr. Didier Hirsch be re-elected to the Board for a one-year term ending at the closing of the 2015 Annual General Meeting.

For biographical information and qualifications of Mr. Hirsch, please refer to “Corporate □overnance and Board of Directors Matters □Members of the Board of Directors” on page 72 below.

7.8 Re-election of Dr. Neil Hunt

Proposal: □he Board of Directors proposes that Dr. □eil Hunt be re-elected to the Board for a one-year term ending at the closing of the 2015 Annual □eneral Meeting.

For biographical information and qualifications of Dr. Hunt, please refer to “Corporate □overnance and Board of Directors Matters □Members of the Board of Directors” on page 72 below.

7.9 Re-election of Ms. Monika Ribar

Proposal: □he Board of Directors proposes that Ms. Monika Ribar be re-elected to the Board for a one-year term ending at the closing of the 2015 Annual □eneral Meeting.

For biographical information and qualifications of Ms. Ribar, please refer to “Corporate □overnance and Board of Directors Matters □Members of the Board of Directors” on page 72 below.

7.10 Election of Mr. Dimitri Panayotopoulos

Proposal: In accordance with the recommendation of the □ominating Committee, the Board of Directors proposes that Mr. Dimitri Panayotopoulos be elected to the Board for a one-year term ending at the closing of the 2015 Annual □eneral Meeting.

Dimitri Panayotopoulos is a Senior Advisor at □he Boston Consulting □roup, a global management consulting firm. Prior to □oining □he Boston Consulting □roup in April 2014, Mr. Panayotopoulos served with □he Procter □ □amble Company □“P□ □”□ a consumer brand company, from 1□77 to 2014. At P□ □, he served as □ice Chairman and Advisor to the Chairman □ Chief Executive Officer at P□ □ from □uly 2013 to □anuary 2014, □ice Chairman of □lobal Business Units from May 2011 to □uly 2013, □ice Chairman of □lobal Household Care □roup from □uly 2007 to May 2011, □roup President of □lobal Fabric Care from □uly 2004 to □uly 2007, President of Central and Eastern Europe, Middle East and Africa from □uly 2001 to □uly 2004, and President-□reater China from 1□□□to □uly 2001. Mr. Panayotopoulos served in various executive, managerial and other positions with P□ □ in sales, brand management and advertising in Europe □including Switzerland□ Egypt and the Far East from 1□77 to 1□□□ Mr. Panayotopoulos holds a B.A. degree from Sussex University, U.K. He is 63 years old and is a U.K. national.

Mr. Panayotopoulos brings senior leadership, strategic, financial, consumer brand marketing and global experience to the Board from his former leadership positions with P□ □ in a broad spectrum of regions.

Voting Requirement to Approve Proposals

□he affirmative “FOR” vote of a ma□ority of the votes cast in person or by proxy at the Annual □eneral Meeting, not counting abstentions.

Recommendation

□he Board of Directors recommends a vote “**FOR**” the election to the Board of each of the above nominees.

Proposal 8

Election of the Chairman of the Board

Following entry into force of the so-called "Minder Ordinance" on January 1, 2014, Swiss law requires that the Chairman of the Board of Directors be elected on the occasion of each Annual General Meeting for a one-year term ending at the closing of the following Annual General Meeting.

Proposal

The Board of Directors proposes that Mr. Guerrino De Luca be elected as Chairman of the Board of Directors for a one-year term ending at the closing of the 2015 Annual General Meeting.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast in person or by proxy at the Annual General Meeting, not counting abstentions.

Recommendation

The Board of Directors recommends a vote **"FOR"** the election of Mr. Guerrino De Luca as Chairman of the Board of Directors.

Proposal 9

Elections to the Compensation Committee

Our Compensation Committee is presently composed of four members. Following the amendment to the Swiss corporate law on January 1, 2014, the members of the Compensation Committee are to be elected annually and individually by the shareholders. Only members of the Board of Directors can be elected as members of the Compensation Committee.

At the recommendation of the Nominating Committee, the Board of Directors has nominated the four individuals below to serve as member of the Compensation Committee for a term of one year. All of the nominees currently serve as members of the Compensation Committee and, as required by our Compensation Committee charter, are independent in accordance with the requirements of the listing standards of the Nasdaq Stock Market, the outside director definition of Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, the definition of a "non-employee director" for purposes of Rule 16b-3 promulgated by the U.S. Securities and Exchange Commission, and Rule 10C-1(b)(1) of the U.S. Securities Exchange Act of 1934, as amended.

The term of office ends at the closing of the next Annual General Meeting. There will be a separate vote on each nominee.

9.1 Election of Mr. Matthew Bousquette

Proposal: The Board of Directors proposes that Mr. Matthew Bousquette be elected to the Compensation Committee for a one-year term ending at the closing of the 2015 Annual General Meeting.

For biographical information and qualifications of Mr. Bousquette, please refer to "Corporate Governance and Board of Directors Matters — Members of the Board of Directors" on page 69 below.

9.2 Election of Ms. Sally Davis

Proposal: The Board of Directors proposes that Ms. Sally Davis be elected to the Compensation Committee for a one-year term ending at the closing of the 2015 Annual General Meeting.

For biographical information and qualifications of Ms. Davis, please refer to "Corporate Governance and Board of Directors Matters — Members of the Board of Directors" on page 70 below.

ENGLISH

9.3 Election of Dr. Neil Hunt

Proposal: The Board of Directors proposes that Dr. Neil Hunt be elected to the Compensation Committee for a one-year term ending at the closing of the 2015 Annual General Meeting.

For biographical information and qualifications of Dr. Hunt, please refer to "Corporate Governance and Board of Directors Matters — Members of the Board of Directors" on page 72 below.

9.4 Election of Ms. Monika Ribar

Proposal: The Board of Directors proposes that Ms. Monika Ribar be elected to the Compensation Committee for a one-year term ending at the closing of the 2015 Annual General Meeting.

For biographical information and qualifications of Ms. Ribar, please refer to "Corporate Governance and Board of Directors Matters — Members of the Board of Directors" on page 72 below.

Voting Requirement to Approve Proposals

The affirmative "FOR" vote of a majority of the votes cast in person or by proxy at the Annual General Meeting, not counting abstentions.

Recommendation

Our Board of Directors recommends a vote **"FOR"** the election to the Compensation Committee of each of the above nominees.

Proposal 10

Election of KPMG AG as Logitech's Auditors and Ratification of the Appointment of KPMG LLP as Logitech's Independent Registered Public Accounting Firm for Fiscal Year 2015

Proposal

The Board of Directors proposes that KPMG AG be elected as auditors of Logitech International S.A. for a one-year term and that the appointment of KPMG LLP as Logitech's independent registered public accounting firm for fiscal year 2015 be ratified.

Explanation

KPMG AG, upon recommendation of the Audit Committee of the Board, is proposed for election for one year as auditors for Logitech International S.A.

The Audit Committee has also appointed KPMG LLP, the U.S. affiliate of KPMG AG, as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2015 for purposes of U.S. securities law reporting. Logitech's Articles of Incorporation do not require that shareholders ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm. However, Logitech is submitting the appointment of KPMG LLP to shareholders for ratification as a matter of good corporate governance. If shareholders do not ratify the appointment, the Audit Committee will reconsider whether to retain KPMG LLP. Even if the appointment is ratified, the Audit Committee may, in its discretion, change the appointment during the year if the Committee determines that such a change would be in the best interests of Logitech and its shareholders.

Information on the fees paid by Logitech to PricewaterhouseCoopers S.A. and PricewaterhouseCoopers LLP, the Company's auditors and independent registered public accounting firm for fiscal year 2014, respectively, as well as further information regarding KPMG LLP, PricewaterhouseCoopers S.A. and PricewaterhouseCoopers LLP, is set out below under the heading "Independent Auditors" and "Report of the Audit Committee."

Members of KPMG AG and PricewaterhouseCoopers S.A. will be present at the Annual General Meeting, will have the opportunity to make a statement, and will be available to respond to appropriate questions you may ask.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast in person or by proxy at the Annual General Meeting, not counting abstentions.

Recommendation

Our Board of Directors recommends a vote **"FOR"** the election of KPMG AG as auditors of Logitech International S.A. and the ratification of the appointment of KPMG LLP as Logitech's independent registered public accounting firm, each for the fiscal year ending March 31, 2015.

Proposal 11

Election of Ms. Béatrice Ehlers as Independent Representative

Following entry into force of the so-called "Minder Ordinance" on January 1, 2014, Swiss law requires that the independent representative of the shareholders ("Independent Representative") be elected on the occasion of each Annual General Meeting for a one-year term ending at the closing of the following Annual General Meeting.

Proposal

The Board of Directors proposes that Ms. Béatrice Ehlers be elected as Independent Representative for a one-year term ending at the closing of the 2015 Annual General Meeting.

Explanation

Shareholders may either represent their shares themselves or have them represented by a third party, whether or not a shareholder, if the latter is given a written proxy. In accordance with Swiss law, each shareholder may be represented at the meeting by the Independent Representative, Ms. Béatrice Ehlers, or by a third-party proxy. Ms. Ehlers is a notary public and has served as the Independent Representative at previous annual general meetings.

Under Swiss corporate law, the Independent Representative must satisfy strict independence requirements. In the absence of instructions, the Independent Representative must abstain from voting. General voting instructions can be given with respect to a particular general meeting of shareholders with respect to proposals and agenda items that have not been disclosed in the invitation to the general meeting.

Voting Requirement to Approve Proposal

The affirmative "FOR" vote of a majority of the votes cast in person or by proxy at the Annual General Meeting, not counting abstentions.

Recommendation

Our Board of Directors recommends a vote **"FOR"** the election of Ms. Béatrice Ehlers as Independent Representative.

CORPORATE GOVERNANCE AND BOARD OF DIRECTORS MATTERS

The Board of Directors is elected by the shareholders and holds the ultimate decision-making authority within Logitech, except for those matters reserved by law or by Logitech's Articles of Incorporation to its shareholders or those that are delegated to the executive officers under the organizational regulations (also known as by-laws). The Board makes resolutions through a majority vote of the members present at the meetings. In the event of a tie, the vote of the Chairman decides.

Logitech's Articles of Incorporation set the minimum number of directors at three. We had nine members of the Board of Directors as of June 30, 2014. If all of the nominees to the Board presented in Proposal 7 are elected, the Board will have ten members.

BOARD OF DIRECTORS INDEPENDENCE

The Board of Directors has determined that each of our directors and director nominees, other than Daniel Borel, Bracken Darrell and Guerrino De Luca, qualifies as independent in accordance with the published listing requirements of the Nasdaq Stock Market and Swiss corporate governance best practices guidelines. The Company's independent directors and director nominees include Matthew Bousquette, Kee-Lock Chua, Sally Davis, Didier Hirsch, Neil Hunt, Dimitri Panayotopoulos and Monika Ribar. The Nasdaq independence definition includes a series of objective tests, such as that the director is not an employee of the company and has not engaged in various types of business dealings with the company. In addition, as further required by Nasdaq rules, the Board has made a subjective determination as to each independent director that no relationships exist which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the directors reviewed and discussed information provided by the directors and the Company with regard to each director's business and personal activities as they may relate to Logitech and Logitech's management.

MEMBERS OF THE BOARD OF DIRECTORS

The members of the Board of Directors, including their principal occupation, business experience, and qualifications, are set out below.

Daniel Borel ....
64 Years Old
Director since 1988
Co-Founder and former
Chief Executive Officer
and Chairman,
Logitech International S.A.
Swiss national

Daniel Borel is a Logitech founder and served from May 1988 until January 1, 2008 as the Chairman of the Board. From July 1992 to February 1998, he also served as Chief Executive Officer. He has held various other executive positions with Logitech. He serves on the Board of Nestlé S.A. In addition, he serves on the Board of Fondation Defitech, a Swiss foundation which contributes to research and development projects aimed at assisting the disabled, is the Chairman of the Board of SwissUp, a Swiss educational foundation promoting higher learning, and serves as President of EPFL Plus, a Swiss foundation which raises funds for the Ecole Polytechnique Fédérale de Lausanne. Mr. Borel holds an MS degree in Computer Science from Stanford University in California and a BE degree in Physics from the Ecole Polytechnique Fédérale, Lausanne, Switzerland.

As a Logitech co-founder, and its former Chairman and Chief Executive Officer, Mr. Borel brings deep knowledge of and a passion for Logitech, its people and its products, as well as senior leadership, industry, technical, and global experience. As a director for Nestlé, Mr. Borel also provides cross-board experience.

Matthew Bousquette . . . .
55 Years Old
Director since 2005
Former Chairman,
E□I Holdings LLC
U.S. national

Matthew Bousquette is the former Chairman of the Board of E□I Holdings LLC, a U.S.-based producer of giftware and home and garden décor products, a position he held from 2007 through 2012. He is the former president of the Mattel Brands business unit of Mattel, Inc. Mr. Bousquette □oined Mattel as senior vice president of marketing in December 1□□3, and was promoted to successively more senior positions at Mattel, including general manager of Boys □oys in □uly 1□□5, executive vice president of Boys □oys in May 1□□8, president of Boys/Entertainment in March 1□□□ and president of Mattel Brands from February 2003 to October 2005. Mr. Bousquette□s previous experience included various positions at Lewis □aloob □oys, Inc., □eleflora and the Procter □ □amble Company. He serves on the Board and as President of the District 181 Foundation, a foundation supporting initiatives that benefit local district students. Mr. Bousquette earned a BBA degree from the University of Michigan.

Mr. Bousquette brings senior leadership, strategic, financial and marketing expertise to the Board from his former positions as chairman of a consumer products company and as a senior executive at Mattel.

Mr. Bousquette currently serves on the Audit Committee and □ominating Committee and is Chair of the Compensation Committee. He is also the Company□s Lead Independent Director. □he Board of Directors has determined that he is an independent Director.

Kee-Lock Chua . . . .
53 Years Old
Director since 2000
President and Chief Executive Officer,
□ertex □roup
Singapore national

Kee-Lock Chua is president and chief executive officer of the □ertex □roup, a Singapore-headquartered venture capital group. Prior to □oining the □ertex □roup in September 2008, Mr. Chua was the president and an executive director of Biosensors International □roup, Ltd., a developer and manufacturer of medical devices used in interventional cardiology and critical care procedures, from 2006 to 2008. Previously, from 2003 to 2006, Mr. Chua was a managing director of Walden International, a U.S.-headquartered venture capital firm. From 2001 to 2003, Mr. Chua served as deputy president of □atSteel Ltd., a Singapore industrial products company active in Asia Pacific. From 2000 until 2001, Mr. Chua was the president and chief executive officer of Intraco Ltd., a Singapore-listed trading and distribution company. Prior to □oining Intraco, Mr. Chua was the president of MediaRing.com Ltd., a Singapore-listed company providing voice-over-Internet services. He serves on the Board of Yongmao Holdings Limited □where he is lead independent director□ a publicly traded company in Singapore. Mr. Chua holds a BS degree in Mechanical Engineering from the University of Wisconsin, and an MS degree in Engineering from Stanford University in California.

Mr. Chua has extensive investment and senior leadership experience, as a venture capitalist in Asia and the United States, and also as the former Chief Executive Officer of publicly-traded companies in Asia. He brings to the Board senior leadership, and financial and global expertise. As a director of public companies in Asia, and of private companies, he also provides cross-board experience.

Mr. Chua currently serves on the Audit Committee and is Chair of the □ominating Committee. □he Board of Directors has determined that he is an independent Director.

Bracken Darrell . . . .
51 Years Old
Director since 2013
President and
Chief Executive Officer,
Logitech International S.A.
U.S. national

Bracken P. Darrell □oined Logitech as President in April 2012 and became Chief Executive Officer in □anuary 2013. Prior to □oining Logitech, Mr. Darrell served as President of Whirlpool EMEA and Executive □ice President of Whirlpool Corporation, a home appliance manufacturer and marketing company, from □anuary 200□ to March 2012. Previously, Mr. Darrell had been Senior □ice President, Operations of Whirlpool EMEA from May 2008 to □anuary 200□ From 2002 to May 2008, Mr. Darrell was with P□□ □□he Procter □ □amble Company□ a consumer brand company, most recently as the President of its Braun □mbH subsidiary. Prior to re□oining P□□ in 2002, Mr. Darrell served in various executive and managerial positions with □eneral Electric Company from 1□□7 to 2002, with P□□ from 1□□1 to 1□□7, and with PepsiCo Inc. from 1□87 to 1□8□ Mr. Darrell currently serves on the Board of □rustees of Hendrix College. Mr. Darrell holds a BA degree from Hendrix College and an MBA from Harvard University.

In addition to being the President and Chief Executive Officer of the Company, Mr. Darrell brings senior leadership, consumer brand marketing and global experience to the Board.

Sally Davis . . . .
61 Years Old
Director since 2007
Former Chief Executive
Officer, B□ Wholesale
British national

Sally Davis is the former Chief Executive Officer of B□ Wholesale, a division of B□ □roup responsible for providing telecommunications services and bandwidth to carriers and service providers globally, a position she held from 2007 until she retired in August 2011. She was the Chief Portfolio Officer of British □elecom from 2005 to 2007. She had previously held senior executive roles within B□ since □oining the company in 1□□□ including President, □lobal Products, □lobal Services from 2002 to 2005, President, B□ Ignite Applications Hosting from 2001 to 2002 and Director, □roup Internet and Multimedia from 1□□□ to 2001. Before □oining B□, Ms. Davis held leading roles in several ma□or communications companies, including Bell Atlantic in the United States and Mercury Communications in the United Kingdom. Ms. Davis is a member of the Board of □elenor □roup, a global mobile communications services company, and a member of the Board of CityFibre Infrastructure Holdings PLC, a fibre optic infrastructure company. She holds a BA degree from and is a Fellow of University College, London.

Ms. Davis□ experience as a Chief Executive of a leading European telecommunications company, and her significant technology product strategy and product portfolio knowledge, provides the Board with expertise in senior leadership, technology, product strategy, and financial management.

Ms. Davis currently serves on the Audit Committee, the Compensation Committee and the □ominating Committee. □he Board of Directors has determined that she is an independent Director.

Guerrino De Luca . . . .
62 Years Old
Director since 1□□8
Chairman,
Logitech International S.A.
Italian and U.S. national

Guerrino De Luca has served as Chairman of the Logitech Board of Directors since □anuary 2008. Mr. De Luca served as Logitech□s Chief Executive Officer from April 2012 to □anuary 2013 and as acting President and Chief Executive Officer from □uly 2011 to April 2012. Previously, Mr. De Luca served as Logitech□s President and Chief Executive Officer from February 1□□8, when he □oined the Company, to □anuary 2008. Prior to □oining Logitech, Mr. De Luca served as Executive □ice President of Worldwide Marketing for Apple Computer, Inc., a consumer electronics and computer company, from February 1□□7 to September 1□□7, and as President of Claris Corporation, a U.S. personal computing software vendor, from May 1□□4 to February 1□□7. Prior to □oining Claris, Mr. De Luca held various positions with Apple in the United States and in Europe. Mr. De Luca holds a Laurea degree in Electronic Engineering from the University of Rome, Italy.

As Logitech□s Chairman and former Chief Executive Officer, Mr. De Luca brings significant senior leadership, industry, strategy, marketing and global experience to the Board and a deep knowledge of, passion for and commitment to Logitech, its people and its products.

Mr. De Luca currently is Chairman of the Board.

Didier Hirsch . . . .
63 Years Old
Director since 2012
Senior □ice President and
Chief Financial Officer,
Agilent □echnologies, Inc.
French national

Didier Hirsch is the Senior □ice President and Chief Financial Officer of Agilent □echnologies, Inc., a global leader in life sciences, diagnostics and applied chemical markets. He has been with Agilent since 1□□□ and served as its Chief Accounting Officer from □ovember 2007 to □uly 2010 and interim Chief Financial Officer from April 2010 until being promoted to his current position in □uly 2010. Mr. Hirsch also served Agilent as its □ice President, Corporate Controllership and □ax from 2006 until □uly 2010, □ice President and Controller from April 2003 to October 2006, and □ice President and □reasurer from September 1□□□ to April 2003. Mr. Hirsch had □oined Hewlett-Packard Company in 1□8□ and served as Director of Finance and Administration of Hewlett-Packard Europe, Middle East and Africa □EMEA□ from 1□□6 to 1□□□ Director of Human Resources of Hewlett-Packard EMEA from 1□□8 to 1□□□ Director of Finance and Administration of Hewlett-Packard Asia Pacific from 1□□3 to 1□□6, and Director of Finance and Administration of Hewlett-Packard France from 1□8□ to 1□□3. Prior to Hewlett-Packard, Mr. Hirsch worked in finance positions with □aleo Inc., □emplus S.C.A., S□S-□homson Microelectronics, I.B.H. Holding S.A., Bendix Corporation and Ford Motor Company. He serves on the Board of International Rectifier, a □ew York Stock Exchange □□YSE□ listed supplier of advanced power management technology. Mr. Hirsch holds an MS degree in Computer Sciences from □oulouse University and an MS degree in Industrial Administration from Purdue University.

As Chief Financial Officer of a leading public technology company, and with significant finance expertise developed over several decades at technology and manufacturing companies in the U.S.A., EMEA and Asia Pacific, Mr. Hirsch brings senior leadership, finance □including U.S. □AAP□ technology and global experience to the Board.

Mr. Hirsch currently is Chair of the Audit Committee. □he Board of Directors has determined that he is an independent Director.

ENGLISH

Neil Hunt
52 Years Old
Director since 2010
Chief Product Officer,
□etflix, Inc.
U.K. and U.S. national

Neil Hunt is the Chief Product Officer of □etflix, Inc., a California-based company offering the world□s largest Internet □□ service operating in more than 50 countries worldwide. He has been with □etflix since 1□□□ and is responsible for the design, implementation and operation of the technology at □etflix. Prior to his current position, he served as □ice President, Internet Engineering at □etflix from 1□□□ to 2002. From 1□□7 to 1□□□ Dr. Hunt was Director of Engineering for Rational Software, a California-based maker of software development tools, and he served in engineering roles at predecessor companies from 1□□1 to 1□□7. Dr. Hunt is a member of the Board of Directors of Simply Hired, Inc., a private online □ob listings company. Dr. Hunt holds a Doctorate in Computer Science from the University of Aberdeen, U.K. and a Bachelors degree from the University of Durham, U.K.

Dr. Hunt□s significant expertise in technology, product development leadership and strategy, and his experience as a member of the senior leadership of a leading digital delivery company, provides the Board with technology, product strategy and global expertise as well as senior leadership.

Dr. Hunt currently serves on the Compensation Committee. □he Board of Directors has determined that he is an independent Director.

Monika Ribar
55 Years Old
Director since 2004
Former President and Chief Executive Officer,
Panalpina □roup
Swiss national

Monika Ribar is the former President and Chief Executive Officer of the Panalpina □roup, a Swiss freight forwarding and logistics services provider, a position she held from October 2006 until she retired in May 2013. Ms. Ribar was a member of Panalpina□s Executive Board from February 2000 to May 2013, serving as Panalpina□s Chief Financial Officer from □une 2005 to October 2006, and as its Chief Information Officer from February 2000 to □une 2005. From □une 1□□5 to February 2000, she served as Panalpina□s Corporate Controller, and from 1□□1 to 1□□5 served in pro□ect management positions at Panalpina. Prior to □oining Panalpina, Ms. Ribar worked at Fides □roup □now KPM□ Switzerland□ a professional services firm, serving as Head of Strategic Planning, and was employed by the BASF □roup, a □erman chemical products company. She also serves on the Boards of the Lufthansa □roup, an aviation group with global operations, Rexel SA, a French distributor of electrical supplies to professional users, SIKA A□, a SI□ Swiss Exchange-listed supplier of specialty chemical products and industrial materials, and Swiss International Air Lines Ltd., the flag carrier airline of Switzerland and a subsidiary of the Lufthansa □roup, and is the □ice Chairman of the Swiss Railway SBB, the Swiss rail carrier fully-owned by the Swiss government. Ms. Ribar holds a Master□s degree in Economics and Business Administration from the University of St. □allen, Switzerland.

Ms. Ribar has significant executive experience with the strategic, financial, and operational requirements of companies with global operations, and brings to our Board senior leadership, logistics industry, global and financial experience. As a member of other public company boards, Ms. Ribar also provides cross-board experience.

Ms. Ribar currently serves on the Audit Committee and the Compensation Committee. □he Board of Directors has determined that she is an independent Director.

Other than the current employment and involvement noted above, no other Logitech Board member currently has material supervisory, management, or advisory functions outside Logitech. None of the Company's directors holds any official functions or political posts.

ELECTIONS TO THE BOARD OF DIRECTORS

Directors are elected at the Annual General Meeting of Shareholders, upon proposal of the Board of Directors. The proposals of the Board of Directors are made following recommendations of the Nominating Committee.

Shareholder Recommendations and Nominees

Under our Articles of Incorporation, one or more registered shareholders who together represent shares representing at least the lesser of (i) one percent of our issued share capital or (ii) an aggregate par value of one million Swiss francs may demand that an item be placed on the agenda of a meeting of shareholders, including a nominee for election to the Board of Directors. A request to place an item on the meeting agenda must be in writing, describe the proposal and be received by our Board of Directors at least 60 days prior to the date of the meeting. Demands by registered shareholders to place an item on the agenda of a meeting of shareholders should be sent to: Secretary to the Board of Directors, Logitech International S.A., EPFL - Quartier de l'Innovation, Daniel Borel Innovation Center 1015 Lausanne, Switzerland, or c/o Logitech Inc., 7600 Gateway Boulevard, Newark, CA 94560, USA.

Under the Company's Articles of Incorporation only registered shareholders are recognized as shareholders of the company. As a result, beneficial shareholders do not have a right to place an item on the agenda of a meeting, regardless of the number of shares they hold. For information on how beneficial shareholders may become registered shareholders, see "Questions and Answers about the Logitech 2014 Annual General Meeting - If I am not a registered shareholder, can I attend and vote at the meeting?"

If the agenda of a general meeting of shareholders includes an item calling for the election of directors, any registered shareholder may propose a candidate for election to the Board of Directors before or at the meeting.

The Nominating Committee does not have a policy on consideration of recommendations for candidates to the Board of Directors from registered shareholders. The Nominating Committee considers it appropriate not to have a formal policy for consideration of such recommendations because the evaluation of potential members of the Board of Directors is by its nature a case-by-case process, depending on the composition of the Board at the time, the needs and status of the business of the Company, and the experience and qualification of the individual. Accordingly, the Nominating Committee would consider any such recommendations on a case-by-case basis in their discretion, and, if accepted for consideration, would evaluate any such properly submitted nominee in consideration of the membership criteria set forth under "Board Composition" below. Shareholder recommendations to the Board of Directors should be sent to the above address.

ENGLISH

Board Composition

The Nominating Committee is responsible for reviewing and assessing with the Board the appropriate skills, experience, and background sought of Board members in the context of our business and the then-current membership on the Board. The Nominating Committee has not formally established any specific, minimum qualifications that must be met by each candidate for the Board of Directors or specific qualities or skills that are necessary for one or more of the members of the Board of Directors to possess. Similarly, the Nominating Committee does not have a formal policy on considering diversity in identifying candidates for election or re-election to the Board of Directors. However, we do not expect or intend that each director will have the same background, skills, and experience; we expect that Board members will have a diverse portfolio of backgrounds, skills, and experiences. One goal of this diversity is to assist the Board as a whole in its oversight and advice concerning our business and operations.

The review and assessment of Board candidates and the current membership of the Board by the Nominating Committee and the Board includes numerous diverse factors, such as: independence; understanding of and experience in technology, finance, and marketing; international experience; age; and gender and ethnic diversity.

The priorities and emphasis of the Nominating Committee and of the Board with regard to these factors change from time to time to take into account changes in Logitech's business and other trends, as well as the portfolio of skills and experience of current and prospective Board members.

Listed below are key skills and experience that we currently consider important for our directors to have in light of our current business and structure. We do not expect each director to possess every attribute. The directors' biographies note each director's relevant experience, qualifications, and skills relative to this list.

- *Senior Leadership Experience.* Directors who have served in senior leadership positions are important to Logitech, because they bring experience and perspective in analyzing, shaping, and overseeing the execution of important operational and policy issues at a senior level.
- *Financial Expertise.* Knowledge of financial markets, financing and funding operations, and accounting and financial reporting processes is important because it assists our directors in understanding, advising, and overseeing Logitech's structure, financial reporting, and internal control of such activities.
- *Industry and Technical Expertise.* Because we develop and manufacture hardware and software products, ship them worldwide, and sell to both major computer manufacturers and consumer electronics distributors and retailers, expertise in hardware and software, and experience in supply chain, manufacturing and consumer products is useful in understanding the opportunities and challenges of our business and in providing insight and oversight of management.
- *Brand Marketing Expertise.* Because we are a consumer products company, directors who have brand marketing experience can provide expertise and guidance as we seek to maintain and expand brand and product awareness and a positive reputation.
- *Global Expertise.* Because we are a global organization with research and development, and sales and other offices in many countries, directors with global expertise, particularly in Europe and Asia, can provide a useful business and cultural perspective regarding many significant aspects of our business.

Identification and Evaluation of Nominees for Directors

Our Nominating Committee uses a variety of methods for identifying and evaluating nominees for director. Our Nominating Committee regularly assesses the appropriate size and composition of the Board of Directors, the needs of the Board of Directors and the respective Committees of the Board of Directors and the qualifications of candidates in light of these needs. Candidates may come to the attention of the Nominating Committee through shareholders, management, current members of the Board of Directors or search firms. The evaluation of these candidates may be based solely upon information provided to the Committee or may also include discussions with persons familiar with the candidate, an interview of the candidate or other actions the Committee deems appropriate, including the use of paid third parties to review candidates.

TERMS OF OFFICE OF DIRECTORS

Each director is elected individually by a separate vote of shareholders. Until 2012, each director was elected for a term of three years. At the Company's 2012 Annual General Meeting, shareholders approved a change such that each director, starting with the directors elected at the 2012 Annual General Meeting, will be subject to a term of one year. Each director is being presented for re-election to the Board of Directors at the 2014 Annual General Meeting. Each director is eligible for re-election until his or her seventieth birthday. Directors may not seek reelection after they have reached 70 years of age, unless the Board of Directors adopts a resolution to the contrary. A member of the Board who reaches 70 years of age during the term of his or her directorship may remain a director until the expiration of the term. A director's term of office as Chairman coincides with his or her term of office as a director. A director may be indefinitely re-elected as Chairman, subject to the age limit mentioned above.

The year of appointment and remaining term of office as of March 31, 2014 for each director are as follows:

Name	Year First Appointed	Year Current Term Expires
Daniel Borel[1]	1988	Annual General Meeting 2014
Matthew Bousquette[1]	2005	Annual General Meeting 2014
Kee-Lock Chua[1]	2000	Annual General Meeting 2014
Bracken Darrell[2]	2013	Annual General Meeting 2014
Sally Davis[1]	2007	Annual General Meeting 2014
Guerrino De Luca[2]	1998	Annual General Meeting 2014
Didier Hirsch[1]	2012	Annual General Meeting 2014
Neil Hunt[1]	2010	Annual General Meeting 2014
Monika Ribar[1]	2004	Annual General Meeting 2014

(1) Non-executive member of the Board of Directors.

(2) Executive member of the Board of Directors.

BOARD RESPONSIBILITIES AND STRUCTURE

The Board of Directors is responsible for supervising the management of the business and affairs of the Company. In addition to the non-transferable powers and duties of boards of directors under Swiss law, the Logitech Board of Directors also has the following responsibilities:

- the signatory power of its members;
- the approval of the budget submitted by the Chief Executive Officer;
- the approval of investments or acquisitions of more than $10 million in the aggregate not included in the approved budgets;
- the approval of any expenditure of more than US $10 million not specifically identified in the approved budgets; and
- the approval of the sale or acquisition, including related borrowings, of the Company's real estate.

The Board of Directors has delegated the management of the Company to the Chief Executive Officer and the executive officers, except where Swiss law or the Company's Articles of Incorporation or Organizational Regulations (By-Laws) provide differently.

Board Leadership Structure

The Board has since 1997 had a general practice that the positions of Chairman of the Board and Chief Executive Officer should be held by separate persons as an aid in the Board's oversight of management. Since 1997, the Chairman has been a former Chief Executive Officer of the Company and has served as a full-time senior executive. Logitech believes that there are advantages to having a former Chief Executive Officer as Chairman, for matters such as: leadership continuity; day-to-day assistance to and oversight of the Chief Executive Officer and other executive officers; and facilitating communications and relations between the Board, the Chief Executive Officer, and other senior management.

Mr. De Luca, the Company's former Chief Executive Officer and current Chairman, has served in that role since January 2008. On July 27, 2011, Mr. De Luca assumed the role of acting President and Chief Executive Officer, in addition to continuing his duties as Chairman, at the request of the Board of Directors. The Board appointed Bracken Darrell as President as of April 9, 2012, and he became the Chief Executive Officer as of January 1, 2013. The Board considered the holding of both the Chairman and Chief Executive Officer positions by Mr. De Luca as a temporary arrangement, and returned to its general practice of the positions being held by separate persons upon the appointment of Mr. Darrell as Chief Executive Officer.

The Chairman of the Board is elected by the shareholders on an annual basis, at the Annual General Meeting of Shareholders. The Secretary of the Board of Directors is appointed at the Board meeting coinciding with the Annual General Meeting of Shareholders. As of September 30, 2014, the Secretary was Ms. Catherine Valentine, the Company's Vice President, Legal and General Counsel.

Role of the Chairman and of the Chief Executive Officer

The Chairman assumes a leading role in mid- and long-term strategic planning and the selection of top-level management, and he supports major transaction initiatives of Logitech.

The Chief Executive Officer manages the day-to-day operations of Logitech, with the support of the other executive officers. The Chief Executive Officer has, in particular, the following powers and duties:

- defining and implementing short and medium term strategies;
- preparing the budget, which must be approved by the Board of Directors;
- reviewing and certifying the Company's annual report;
- appointing, dismissing and promoting any employees of Logitech other than executive officers and the head of the internal audit function;
- taking immediate measures to protect the interests of the Company where a breach of duty is suspected from executive officers until the Board has decided on the matter;
- carrying out Board resolutions;
- reporting regularly to the Chairman of the Board of Directors on the activities of the business;
- preparing supporting documents for resolutions that are to be passed by the Board of Directors; and
- deciding on issues brought to his attention by executive officers.

The detailed authorities and responsibilities of the Board of Directors, the Chief Executive Officer and the executive officers are set out in the Company's Articles of Incorporation and Organizational Regulations. Please refer to *http://ir.logitech.com* for copies of these documents.

Lead Independent Director

As appointed by the Board, Mr. Bousquette serves as Lead Independent Director. The responsibilities of the Lead Independent Director include chairing meetings of the non-executive directors and serving as the presiding director in performing such other functions as the Board may direct. The Lead Independent Director is elected annually by the Independent Directors.

Means by Which the Board of Directors Supervises Executive Officers

The Board of Directors is regularly informed on developments and issues in Logitech's business, and monitors the activities and responsibilities of the executive officers in various ways.

- At each regular Board meeting the Chief Executive Officer reports to the Board of Directors on developments and important issues. The Chief Executive Officer also provides regular updates to the Board members regarding Logitech's business between the dates of regular Board meetings.
- The offices of Chairman and Chief Executive Officer are generally separated, to help ensure balance between leadership of the Board and leadership of the day-to-day management of Logitech.
- Executive officers and other members of senior management, at the invitation of the Board, attend portions of meetings of the Board and its Committees to report on the financial results of Logitech, its operations, performance and outlook, and on areas of the business within their responsibility, as well as other business matters. For further information on participation by executive officers and other members of senior management in Board and Committee meetings please refer to "Board Committees" below.

- There are regular quarterly closed sessions of the non-executive, independent members of the Board of Directors, led by the Lead Independent Director, where Logitech issues are discussed without the presence of executive or non-independent members of the Board or executive officers.
- The Board holds quarterly closed sessions, where all Board members meet without the presence of non-Board members, to discuss matters appropriate to such sessions, including organizational structure and the hiring and mandates of executive officers.
- There are regularly scheduled reviews at Board meetings of Logitech strategic and operational issues, including discussions of issues placed on the agenda by the non-executive members of the Board of Directors.
- The Board reviews and approves significant changes in Logitech's structure and organization, and is actively involved in significant transactions, including acquisitions, divestitures and major investments.
- All non-executive Board members have access, at their request, to all internal Logitech information.
- The head of the Internal Audit function reports to the Audit Committee.

The Board's Role in Risk Oversight

One of the Board's functions is oversight of risk management at Logitech. "Risk" is inherent in business, and the Board seeks to understand and advise on risk in conjunction with the activities of the Board and the Board's Committees.

The largest risk in any business typically is that the products and services it offers will not be met by customer demand, because of poor strategy, poor execution, lack of competitiveness, or some combination of these or other factors. The Board implements its risk oversight responsibilities, at the highest level, through regular reviews of the Company's business, product strategy and competitive position, and through management and organizational reviews, evaluations and succession planning.

Within the broad strategic framework established by the Board, management is responsible for identifying risk and risk controls related to significant business activities, mapping the risks to company strategy, and developing programs and recommendations to determine the sufficiency of risk identification, the balance of potential risk to potential reward and the appropriate manner in which to control risk.

The Board's risk oversight role is implemented at the full Board level, and also in individual Board Committees. The full Board receives specific reports on enterprise risk management, in which the identification and control of risk are the primary topics of the discussion. Presentations and other information for the Board and Board Committees generally identify and discuss relevant risk and risk control, and the Board members assess and oversee the risks as a part of their review of the related business, financial, or other activity of the Company. The Compensation Committee oversees issues related to the design and risk controls of compensation programs. The Audit Committee oversees issues related to internal control over financial reporting and Logitech's risk tolerance in cash-management investments. The Board's role in oversight does not have a direct impact on the Board's leadership structure, which is discussed above.

Board Meetings

The Chairman sets the agenda for Board meetings, in coordination with the Chief Executive Officer. Any member of the Board of Directors may request that a meeting of the Board be convened. The directors receive materials in advance of Board meetings allowing them to prepare for the handling of the items on the agenda.

The Chairman and Chief Executive Officer recommend executive officers or other members of senior management who, at the invitation of the Board, attend portions of each quarterly Board meeting to report on areas of the business within their responsibility. Infrequently, the Board may also receive reports from external consultants such as executive search or succession experts or outside legal experts to assist the Board on matters it is considering.

The Board typically holds regularly scheduled Board meetings twice each quarter—once for a review and discussion of the Company, its strategy or both, which lasts a full day to a day-and-a-half and in which all directors participate in person except in special individual circumstances—and once for a quarterly earnings-related meeting, which lasts for approximately an hour and in which directors participate in person or by telephone or video conference. Additional meetings of the Board may be held by telephone or video conference and the duration of such meetings varies depending on the subject matters considered.

Emergency Resolutions

In case of emergency, the Chairman of the Board may have the power to pass resolutions which would otherwise be the responsibility of the Board. Decisions by the Chairman of the Board made in this manner are subject to ratification by the Board of Directors at its next meeting or by way of written consent. No such emergency resolutions were passed during fiscal year 2014.

Independent Director Sessions

The Board of Directors has adopted a policy of regularly scheduled sessions of Board meetings where the independent directors meet to consider matters without management or non-independent directors present. During fiscal year 2014, separate sessions of the independent directors were held at five separate meetings.

Board Effectiveness

Our Board of Directors performs an annual self-assessment to evaluate its effectiveness in fulfilling its obligations.

BOARD COMMITTEES

The Board has standing Audit, Compensation, and Nominating Committees to assist the Board in carrying out its duties. During fiscal year 2014, the Board also had a Committee for Board Compensation but, in March 2014, the Committee for Board Compensation was terminated and its responsibilities were assigned to the Compensation Committee, composed entirely of independent directors. Each of the Board committees is now composed entirely of directors that are independent in accordance with the published listing requirements of the Nasdaq Stock Market and Swiss corporate governance best practices guidelines. At each quarterly Board meeting, each applicable Board Committee reports to the full Board on the substance of the Committee's meetings, if any, during the quarter.

Each Committee has a written charter approved by the Board. The chair of each Committee determines the Committee's meeting agenda. The Board Committee members receive materials in advance of Committee meetings allowing them to prepare for the meeting. The Charters of each Board Committee are available on Logitech's Investor Relations website at *http://ir.logitech.com.* Each of the Audit, Compensation and Nominating Committees has the authority to engage outside experts, advisors and counsel to the extent it considers appropriate to assist the Committee in its work. The members of the Committees are identified in the following table.

Director	Audit	Compensation	Nominating
Daniel Borel			
Matthew Bousquette	✓	Chair	✓
Kee-Lock Chua	✓		Chair
Bracken Darrell			
Sally Davis	✓	✓	✓
Guerrino De Luca			
Didier Hirsch	Chair		
Neil Hunt		✓	
Monika Ribar	✓	✓	

Attendance at Board, Committee and Annual Shareholders' Meetings

In fiscal year 2014 the Board met twelve times, nine of which were regularly scheduled meetings. In addition, the Audit Committee met ten times, the Compensation Committee met four times, the Nominating Committee met five times, and the Committee for Board Compensation met one time. In addition to its meetings, the Board took six actions for approval by written consent during fiscal year 2014. We expect each director to attend each meeting of the Board and the Committees on which he or she serves, and also expect them to attend the Annual General Meeting of shareholders. Each director attended the 2014 Annual General Meeting. All of the incumbent directors attended at least 75% of the meetings of the Board and the Committees on which he or she served. Detailed attendance information for Board and Board Committee meetings during fiscal year 2014 is as follows:

	Board of Directors	Audit Committee	Compensation Committee	Nominating Committee	Committee for Board Compensation
# of meetings held	12	10	4	5	1
Daniel Borel	10				
Matthew Bousquette	12	10	4		
Erh-Hsun Chang[1]	5	3			
Kee-Lock Chua[2]	12	6	2	5	
Bracken P. Darrell[3]	6				
Sally Davis[4]	11	[illegible]	2	5	
Guerrino De Luca	12			5	1
Didier Hirsch	11	10			
Neil Hunt	12		4		
Monika Ribar[4]	11	7	2		

(1) Mr. Chang did not stand for re-election as a director at the Annual General Meeting on September 4, 2013.

(2) Mr. Chua joined the Audit Committee, effective as of September 5, 2014, and attended all six of the Audit Committee meetings that were held after that date and both of the Compensation Committee meetings that were held prior to that date. Prior to joining the Audit Committee, he attended one of the Committee meetings as an observer.

(3) Mr. Darrell was elected to the Board as of the Annual General Meeting on September 4, 2013, and attended all six of the Board meetings that were held on or after that date.

(4) Ms. Davis and Ms. Ribar each joined the Compensation Committee, effective as of September 4, 2014, and attended both of the Compensation Committee meetings that were held after that date. Prior to joining the Compensation Committee, each of them attended one of the Committee meetings as an observer.

Audit Committee

The Audit Committee is appointed by the Board to assist the Board in monitoring the Company's financial accounting, controls, planning and reporting. It is composed of only non-executive, independent Board members. Among its duties, the Audit Committee:

- reviews the adequacy of the Company's internal controls and disclosure controls and procedures;
- reviews the independence, fee arrangements, audit scope, and performance of the Company's independent auditors, and recommends the appointment or replacement of independent auditors to the Board of Directors;
- reviews and approves all non-audit work to be performed by the independent auditors;
- reviews the scope of Logitech's internal auditing and the adequacy of the organizational structure and qualifications of the internal auditing staff;

- reviews, before release, the quarterly results and interim financial data;
- reviews with management and the independent auditors the Company's major financial risk exposures and the steps management has taken to monitor and control those exposures, including the Company's guidelines and policies with respect to risk assessment and risk management; and
- reviews, before release, the audited financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Company's annual reporting, and recommends that the Board of Directors submit these items to the shareholders' meeting for approval.

The Audit Committee currently consists of Mr. Hirsch, Chairperson, Mr. Bousquette, Mr. Chua, Ms. Davis and Ms. Ribar. Mr. Erh-Hsun Chang participated as a member of the Committee until the Annual General Meeting on September 4, 2013. Mr. Chua joined the Committee as of the Board meeting on September 5, 2013. The Board of Directors has determined that each member of the Audit Committee meets the independence requirements of the Nasdaq Stock Market listing standards and the applicable rules and regulations of the SEC. In addition, the Board has determined that Mr. Hirsch, Mr. Bousquette and Ms. Ribar are audit committee financial experts as defined by the applicable rules and regulations of the SEC.

The Audit Committee met ten times in fiscal year 2014. Four meetings were held in person on the day prior to the regularly scheduled quarterly Board meeting, for two-and-a-half to three-and-a-half hours, and six were held by telephone, for approximately an hour preceding the Company's quarterly report of financial results and, starting in October 2013, for approximately half-an-hour preceding the filing of the Company's quarterly report on Form 10-Q. The Committee received reports and presentations before the meetings in order to allow them time to prepare adequately. At the Committee's invitation, the Company's Chief Financial Officer, Corporate Controller, Vice President of Internal Audit and General Counsel or Associate General Counsel attended each meeting, and representatives from the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, also attended each meeting. Other members of management also participated in certain meetings. Six meetings also included a separate session with representatives of the independent registered public accounting firm, and three meetings included separate sessions with the Chief Financial Officer and with the head of Internal Audit.

Compensation Committee

The Compensation Committee reviews and approves, or recommends to the Board for approval, the compensation of executive officers and non-executive Board members and Logitech's compensation policies and programs, including share-based compensation programs and other incentive-based compensation. Within the guidelines established by the Board and the limits set forth in the Company's employee equity incentive plans, the Compensation Committee also has the authority to grant equity incentive awards to employees without further Board approval. The Committee is composed of only non-executive, independent Board members.

The Compensation Committee currently consists of Mr. Bousquette, Chairman, Ms. Davis, Dr. Hunt and Ms. Ribar. Mr. Chua participated as a member of the Committee until the Annual General Meeting on September 4, 2013. Ms. Davis and Ms. Ribar joined the Committee as of the Board meeting on September 5, 2013. The Board of Directors has determined that each member of the Committee meets the independence requirements of the Nasdaq Stock Market listing standards.

The Compensation Committee met four times in fiscal year 2014. At the Committee's invitation, the Company's Vice President of People & Culture (formerly Worldwide Human Resources) and the Senior Director of Worldwide Compensation & Benefits attended each meeting, and the Committee's independent advisor from Radford Consulting attended one meeting. All four meetings were held in person and each meeting lasted for one to three hours. In addition to its meetings, the Committee took seventeen actions for approval by written consent during fiscal year 2013.

Please refer to the Company's Compensation Report for further information on the Compensation Committee's criteria and process for evaluating executive compensation.

Committee for Board Compensation

The Committee for Board Compensation established the compensation of the non-executive directors until March 31, 2014. The Committee consisted of Mr. De Luca during its period of activity in fiscal year 2014. The Committee for Board Compensation met one time in fiscal year 2014. The meeting was held in person and lasted up to approximately one hour. At the Committee's invitation, the Company's Senior Director of Worldwide Compensation & Benefits attended the meeting. The Committee was terminated as of March 25, 2014 and its responsibilities were assigned to the Compensation Committee, composed entirely of independent directors.

Nominating Committee

The Nominating Committee is composed of at least three members, with each of the members being non-executive, independent directors effective as of April 1, 2014. Among its duties, the Nominating Committee:

- evaluates the composition of the Board of Directors and its Committees, determines future requirements and makes recommendations to the Board of Directors for approval;
- determines on an annual basis the desired Board qualifications and expertise and conducts searches for potential directors with these attributes;
- evaluates and makes recommendations of nominees for election to the Board of Directors; and
- evaluates and makes recommendations to the Board concerning the appointment of directors to Board Committees and the selection of Board Committee chairs.

The Nominating Committee may and typically does retain an executive search firm to assist with the identification and evaluation of prospective Board nominees based on criteria established by the Committee. For information on the Nominating Committee's policies with respect to director nominations please see "Elections to the Board of Directors" above.

The Nominating Committee currently consists of Mr. Chua, Chairman, Mr. Bousquette and Ms. Davis. Mr. De Luca, who is not an independent director under applicable Nasdaq rules and had been the Chairman of the Committee, stepped down from the Committee as of March 31, 2014. Mr. Bousquette joined the Committee as of April 1, 2014. The Board of Directors has determined that Mr. Chua, Mr. Bousquette and Ms. Davis meet the independence requirements of the Nasdaq Stock Market listing standards. Upon the Committee's recommendation of nominees for election to the Board of Directors, the nominees are presented to the full Board. Nominees are then selected by a majority of the independent members of the Board. The Nominating Committee met five times in fiscal year 2014. The meetings were held in person or by teleconference and lasted approximately one hour.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of the Compensation Committee has been an officer or employee of Logitech. None of our executive officers serves on the board of directors or compensation committee of a company that has an executive officer that serves on our Board of Directors.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders may contact the Board of Directors about bona fide issues or questions about Logitech by sending an email to *generalcounsel@logitech.com* or by writing the Corporate Secretary at the following address:

Logitech International S.A.
Attn: Corporate Secretary
EPFL - Quartier de l'Innovation
Daniel Borel Innovation Center
1015 Lausanne, Switzerland

All such shareholder communications will be forwarded to the appropriate member or members of the Board of Directors or, if none is specified, to the Chairman of the Board of Directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AS OF SEPTEMBER 30, 2014

In accordance with the proxy statement rules under U.S. securities laws, the following table shows the number of our shares beneficially owned as of September 30, 2014 by:

- each person or group known by Logitech, based on filings pursuant to Section 13(d) or (g) under the U.S. Securities Exchange Act of 1934 or notifications to the Company under applicable Swiss laws, to own beneficially more than 5% of our outstanding shares as of September 30, 2014;
- each director and each nominee for director;
- the persons named in the Summary Compensation Table in the Compensation Report (the "named executive officers"); and
- all directors and current executive officers as a group.

Beneficial Owner[1]	Number of Shares Owned[2]	Shares that May be Acquired Within 60 Days[3]	Total Beneficial Ownership	Total as a Percentage of Shares Outstanding[4]
5% Shareholders:				
Daniel Borel[5]	[illegible],601,343	18,400	[illegible],61[illegible],743	5.[illegible]%
Directors, not including the Chairman or the CEO:				
Daniel Borel[5]	[illegible],601,343	18,400	[illegible],61[illegible],743	5.[illegible]%
Matthew Bousquette	38,453	[illegible]3,400	131,853	*
Erh-Hsun Chang[6]	18,57[illegible]	—	18,57[illegible]	*
Kee-Lock Chua	6[illegible],[illegible]72	33,400	103,372	*
Sally Davis	67,103	48,400	115,503	*
Neil Hunt	2[illegible],433	18,400	47,833	*
Monika Ribar	43,245	33,400	76,645	*
Didier Hirsch	6,228	27,468	33,6[illegible]6	*
Named Executive Officers				
Guerrino De Luca	167,67[illegible]	505,000	672,67[illegible]	*
Bracken P. Darrell	114,513	650,000	764,513	*
Vincent Pilette	165,806	253,333	41[illegible],13[illegible]	*
Marcel Stolk	30,727	—	30,727	*
L. Joseph Sullivan	52,515	250,750	303,265	*
Erik K. Bardman[7]	—	—	—	*
Michael Doktorczyk[8]	1[illegible],173	4,375	23,548	*
Current Directors and Executive Officers, as a Group (13)	10,405,5[illegible]6	1,[illegible]31,[illegible]51	12,337,547	7.6%

* Less than 1%

(1) Unless otherwise indicated, the address for each beneficial owner listed in this table is c/o Logitech International S.A., Rue du Sablon 2-4 Morges, Switzerland / 7600 Gateway Boulevard, Newark, California 94560.

(2) To Logitech's knowledge, except as otherwise noted in the footnotes to this table, each director and executive officer has sole voting and investment power over the shares reported as beneficially owned in accordance with SEC rules, subject to community property laws where applicable.

(3) Includes shares represented by vested, unexercised options as of September 30, 2014 and options and restricted stock units that are expected to vest within 60 days after September 30, 2014. These shares are deemed to be outstanding for the purpose of computing the percentage ownership of the person holding the options or restricted stock units, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. For Ms. Davis, Ms. Ribar and Messrs. Borel, Bousquette, Chua and Hunt, 18,400 of the shares that they may acquire within 60 days vested on August 31, 2014 but will not settle until the Company is current on its periodic reports required to be filed with the SEC, at which time such shares will also be subject to a net issuance to cover withholding taxes. For Mr. Hirsch, 27,468 of the shares that he may acquire within 60 days vested on August 31, 2014 but will not settle until the Company is current on its periodic reports required to be filed with the SEC, at which time such shares will also be subject to a net issuance to cover withholding taxes. For Mr. Pilette, 253,333 of the shares that he may acquire within 60 days vested on September 15, 2014 but will not settle until the Company is current on its periodic reports required to be filed with the SEC, at which time such shares will also be subject to a net issuance to cover withholding taxes. For Mr. Sullivan, 4,500 of the shares that he may acquire within 60 days will vest on November 15, 2014, at which time such shares will also be subject to a net issuance to cover withholding taxes. For Mr. Doktorczyk, 4,375 of the shares that he may acquire within 60 days vested on August 15, 2014 but will not settle until the Company is current on its periodic reports required to be filed with the SEC, at which time such shares will also be subject to a net issuance to cover withholding taxes.

(4) Based on 163,25□,27□ shares outstanding on September 30, 2014 (173,106,620 shares outstanding less □,847,341 treasury shares outstanding).

(5) The number of shares held by Mr. Borel includes (a) 53,000 shares held by a charitable foundation, of which Mr. Borel and other members of his family are board members and (b) 6,500 shares held by Mr. Borel's spouse. As of September 30, 2014, Mr. Borel's indicated sole investment and voting power with respect to □,541,843 shares, shared investment power with respect to 5□,500 shares and shared voting power with respect to 53,000 shares.

(6) Mr. Chang did not stand for re-election as a director at the Annual General Meeting in September 2013.

(7) Mr. Bardman resigned as an executive officer of the Company effective as of April 26, 2013.

(8) Mr. Doktorczyk served as interim Principle Financial Officer and Principle Accounting officer from May 2□, 2013 until September 3, 2013, Mr. Doktorczyk was the Company's Vice President of Finance and Corporate Controller throughout the fiscal year 2014, but he was not an executive officer.

SHARE OWNERSHIP GUIDELINES

Members of the Board of Directors and executive officers and other officers who report directly to the Chief Executive Officer or President are subject to share ownership guidelines.

Directors are required to own Logitech shares with a market value equal to 3 times the annual Board retainer under guidelines adopted by the Board in June 2006 and revised in June 2013. Directors are required to achieve this ownership within five years of joining the Board, or, in the case of directors serving at the time the guidelines were originally adopted, within five years of the effective date of adoption of the guidelines. The guidelines will be adjusted to reflect any capital adjustments, and will be re-evaluated by the Board from time to time. As of July 31, 2014, each director had either satisfied these ownership guidelines or had time remaining to do so.

The Compensation Committee adopted share ownership guidelines for executive officers and other officers who report directly to the Chief Executive Officer or President effective September 2008 and revised in September 2013. These guidelines now apply to executive officers and other officers who report directly to the Chief Executive Officer. These guidelines require:

- the Chief Executive Officer to hold a number of Logitech shares with a market value equal to 5 times his annual base salary;
- the Chief Financial Officer to hold a number of Logitech shares with a market value equal to 3 time his annual base salary;

- executive officers, other than the Chief Executive Officer and Chief Financial Officer, to hold a number of Logitech shares with a market value equal to 2 times their respective annual base salaries; and
- remaining officers who report directly to the Chief Executive Officer to hold a number of Logitech shares with a market value equal to their respective annual base salaries.

Officers subject to the guidelines are required to achieve the guideline within five years of being appointed to the position making them subject to the guideline, or, in the case of such officers serving at the time the guidelines were originally adopted, within five years of the effective date of adoption of the guidelines. The guidelines will be adjusted to reflect any capital adjustments, and will be re-evaluated by the Compensation Committee from time to time. Up to 50% of the guideline may be met through the net value of vested, unexercised stock options. If the guideline is not met within five years, the Chief Executive Officer must hold 100% of his after-tax shares resulting from option exercises or other equity incentive awards until the guideline is reached, and all other executive officers and Chief Executive Officer direct reports must hold at least 50% of the net shares resulting from option exercises or other equity incentive awards until the guideline is reached. In addition, if the guideline is not met, the officer will have 50% of the after-tax value of any earned bonuses under the Leadership Team Bonus Program paid in fully vested Logitech shares. This provision was enforced for two officers in connection with the fiscal year 2014 bonuses. As of September 30, 2014, twelve of the thirteen executive officers and other officers who report directly to Chief Executive Officer had either satisfied these ownership guidelines or had time remaining to do so.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

OUR POLICIES

It is our policy that all employees must not engage in any activities which could conflict with Logitech's business interests, which could adversely affect its reputation or which could interfere with the fulfillment of the responsibilities of the employee's job, which at all times must be performed in the best interests of Logitech. In addition, Logitech employees may not use their position with Logitech, or Logitech's information or assets, for their personal gain or for the improper benefit of others. These policies are included in our Conflict of Interest and Business Ethics Policy, which covers our directors, executive officers and other employees. If in a particular circumstance the Board concludes that there is or may be a perceived conflict of interest, the Board will instruct our Legal department to work with our relevant business units to determine if there is a conflict of interest. Any waivers to these conflict rules with regard to a director or executive officer require the prior approval of the Audit Committee.

NASDAQ RULES AND SWISS BEST CORPORATE GOVERNANCE PRACTICES

Nasdaq rules defining "independent" director status also govern conflict of interest situations, as do Swiss best corporate governance principles published by economiesuisse, a leading Swiss business organization. As discussed above, the Board of Directors has determined that each of our directors and nominee to be a director, other than Mr. Borel, Mr. Darrell and Mr. De Luca, qualifies as "independent" in accordance with the Nasdaq rules. The Nasdaq rules include a series of objective tests that would not allow a director to be considered independent if the director has or has had certain employment, business or family relationships with the company. The Nasdaq independence definition also includes a requirement that the Board review the relations between each independent director and the company on a subjective basis. In accordance with that review, the Board has made a subjective determination as to each independent director that no relationships exist that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

SEC RULES

In addition to the Logitech and Nasdaq policies and rules described above, the SEC has specific disclosure requirements covering certain types of transactions involving Logitech and a director or executive officer or persons and entities affiliated with them. Since April 1, 2013, we have not been a party to, and we have no plans to be a party to, any transaction or series of similar transactions in which the amount involved exceeded or will exceed US $120,000 and in which any current director, director nominee, executive officer, holder of more than 5% of our shares, or any member of the immediate family of any of the foregoing, had or will have a direct or indirect material interest. We have entered into an indemnification agreement with each of our directors and executive officers. The indemnification agreements require us to indemnify our directors and officers to the fullest extent permitted by Swiss and California law.

None of the following persons has been indebted to Logitech or its subsidiaries at any time since the beginning of fiscal year 2014: any of our directors or executive officers; any nominee for election as a director; any member of the immediate family of any of our directors, executive officers or nominees for director; any corporation or organization of which any of our directors, executive officers or nominees is an executive officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities (except trade debt entered into in the ordinary course of business); and any trust or other estate in which any of the directors, executive officers or nominees for director has a substantial beneficial interest or for which such person serves as a trustee or in a similar capacity.

INDEPENDENT AUDITORS

Under Logitech's Articles of Incorporation, the shareholders elect or re-elect the Company's independent auditors each year at the Annual General Meeting.

Logitech's independent auditors for fiscal year 2014 were PricewaterhouseCoopers S.A., Lausanne, Switzerland (referred to as "PwC S.A."). PwC S.A. assumed its first audit mandate for Logitech in 1988. They were re-elected by the shareholders as Logitech's auditors at the Annual General Meeting in September 2013. For purposes of U.S. securities law reporting, PricewaterhouseCoopers LLP, San Jose, California (referred to as "PwC LLP"), served as the Company's independent registered public accounting firm for fiscal year 2014. Together, PwC S.A. and PwC LLP are referred to as "PwC." As appointed by the Board, the Audit Committee is responsible for supervising the performance of the Company's independent auditors, and recommends the election or replacement of the independent auditors to the Board of Directors.

Representatives of PwC were invited to attend all regular meetings of the Audit Committee. During fiscal year 2014, PwC representatives attended all ten of the Audit Committee meetings. The Committee met separately six times with representatives of PwC in closed sessions of Committee meetings.

On a quarterly basis, PwC reports on the findings of their audit and/or review work including their audit of Logitech's internal control over financial reporting. These reports include their assessment of critical accounting policies and practices used, alternative treatments of financial information discussed with management, and other material written communication between PwC and management. At each quarterly Board meeting, the Audit Committee reports to the full Board on the substance of the Committee meetings during the quarter. On an annual basis, the Audit Committee approves PwC's audit plan and evaluates the performance of PwC and its senior representatives in fulfilling its responsibilities. Moreover, the Audit Committee recommends to the Board the appointment or replacement of the independent auditors, subject to shareholder approval. The Audit Committee reviews the annual report provided by PwC as to its independence.

Change in Independent Auditor

As disclosed in a Current Report on Form 8-K filed by the Company on November 13, 2014, PwC S.A. and PwC LLP declined to stand for re-election as Logitech's independent auditors and as Logitech's independent registered public accounting firm, respectively, for the fiscal year ending March 31, 2015. On November 12, 2014, the Audit Committee of the Board of Directors (the "Audit Committee") of Logitech appointed KPMG LLP ("KPMG") as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2015 for purposes of U.S. securities law reporting purposes.

Information about PricewaterhouseCoopers LLP

The reports of PwC on the Company's financial statements for the fiscal years ended March 31, 2013 and March 31, 2014 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. In connection with the audits of the Company's financial statements for the fiscal years ended March 31, 2014 and 2013 and in the subsequent interim period through November 6, 2014 there were no "disagreements" (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K) with PwC LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to the satisfaction of PwC LLP would have caused PwC LLP to make reference to the matter in their reports.

There were "reportable events" (as that term is defined in Item 304(a)(1)(v) of Regulation S-K) during the fiscal years ended March 31, 2014 and March 31, 2013 and the subsequent interim period through November 6, 2014, as follows. On September 2, 2014 (U.S. time), the Company announced that the Audit Committee concluded that the consolidated financial statements for the years ended March 31, 2011 and 2012 included in Logitech's Annual Reports on Form 10-K for the fiscal years ended March 31, 2013, 2012 and 2011 and for the three months ended June 30, 2011 included in Logitech's Quarterly Report on Form 10-Q for the three months ended June 30, 2011 can no longer be relied on due to an accounting misstatement for inventory valuation reserves for Logitech's now discontinued Revue product. The restated fiscal year 2012 consolidated financial statements are included in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2014. In addition, as previously disclosed in the Company's Annual Report on Form 10-K/A for the fiscal year ended March 31, 2013, the Company's management concluded that material weaknesses existed as of March 31, 2013, as follows:

- The Company did not design and maintain effective controls over the review of supporting information to determine the completeness and accuracy of the consolidated statement of cash flows, the consolidated statement of comprehensive income (loss) and disclosures in the notes to the consolidated financial statements; and
- The Company did not maintain effective controls related to developing an appropriate methodology to accrue the costs of product warranties given to end customers, including an on-going review of the assumptions within the methodology to determine the completeness and accuracy of the warranty accrual.

In addition to these material weaknesses, which continued to exist as of March 31, 2014, as a result of the Audit Committee's investigation and the restatement of the Company's financial statements the Company's management concluded that two additional material weaknesses existed as of March 31, 2014, including:

- The Company did not maintain an effective control environment as former finance management exercised bad judgment and failed to provide effective oversight, which resulted in ineffective information and communication, whereby certain of the Company's finance personnel did not adequately document and communicate accounting issues across the organization, including to our independent registered public accounting firm. Additionally, there was an insufficient complement of personnel with appropriate accounting knowledge, experience and competence, resulting in incorrect conclusions in the application of generally accepted accounting principles; and
- The Company did not design and maintain effective controls to consider all relevant information and document the underlying assumptions in our assessment of the valuation of finished goods, work in process and components inventory, including non-cancelable orders for such inventory, related to our now discontinued Revue product.

These material weaknesses, as well as the Company’s plans to remediate them, are set forth in Item 9A of the Company’s Annual Report on Form 10-K/A for the fiscal year ended March 31, 2013 and in Item 9A of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2014. Accordingly, the reports of PwC LLP on the Company’s internal control over financial reporting as of March 31, 2013 and as of March 31, 2014 as well as management’s reports as of the same date, which were included in the Company’s Annual Reports on Form 10-K for Fiscal Years 2013 and 2014, respectively, contained qualified opinions thereon. The material weaknesses in the Company’s internal control over financial reporting that the Company disclosed in its Annual Report on Form 10-K for Fiscal Year 2014 continued to exist during the subsequent interim period through November 6, 2014.

The Audit Committee discussed the subject matter of the reportable events with PwC. Other than as disclosed above, there were no reportable events during the fiscal years ended March 31, 2014 and 2013 and through the subsequent interim period through November 6, 2014.

Logitech provided PwC with a copy of the disclosure set forth in this section, which disclosure was set forth in the Current Report on Form 8-K filed by the Company on November 13, 2014. PwC furnished Logitech with a letter addressed to the Securities and Exchange Commission stating their agreement with such disclosure. A copy of the letter was filed as Exhibit 16.1 to such Current Report on Form 8-K.

Information about KPMG LLP

On November 12, 2014, the Audit Committee appointed KPMG LLP (“KPMG”) to serve as its new independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ending March 31, 2015. KPMG’s engagement to serve as the Company’s new independent registered public accounting firm became effective on November 13, 2014.

During the Company’s two most recent fiscal years ended March 31, 2014 and 2013 and prior to engaging KPMG, neither the Company nor anyone on its behalf consulted KPMG regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, in connection with which either a written report or oral advice was provided to the Company that KPMG concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement or reportable event as defined in Regulation S-K, Item 304(a)(1)(iv) and Item 304(a)(1)(v), respectively.

The Company authorized PwC to respond fully and without limitation to all requests of KPMG concerning all matters related to the audited periods by PwC, including with respect to the subject matter of the reportable events summarized above.

AUDIT AND NON-AUDIT FEES

In addition to the audit services PwC provides with respect to Logitech's annual audited consolidated financial statements and other filings with the Securities and Exchange Commission, PwC has provided non-audit services to Logitech in the past and may provide them in the future. Non-audit services are services other than those provided in connection with an audit or a review of Logitech's financial statements. The Audit Committee of the Board of Directors determined that the rendering of non-audit services by PwC was compatible with maintaining their independence.

The following table sets forth the aggregate fees billed to us for the audit and other services provided by PwC during the fiscal years ended March 31, 2014 and 2013 (in thousands):

	2014	2013
Audit fees[1]	$7,031	$3,143
Audit-related fees[2]	—	5
Tax fees[3]	342	502
All other fees[4]	1[illegible]	17
Total	$7,3[illegible]2	$3,667

(1) *Audit fees.* This category represent fees for professional services provided in connection with the audit of our financial statements, the audit of our internal control over financial reporting, and review of our quarterly financial statements and audit services provided in connection with other statutory or regulatory filings. Audit fees also include fees incurred for professional services rendered in connection with the Audit Committee independent investigation into certain accounting and financial reporting matters in the fiscal year ended March 31, 2014.

(2) *Audit-related fees.* This category represents consultation on issues such as acquisition accounting, due diligence services in connection with acquisitions, review and testing of the impact of new accounting pronouncements, and other topics.

(3) *Tax fees.* This category represents fees for tax compliance, assistance with tax audits, tax advice and tax planning.

(4) *All other fees.* This category primarily represents fees for government grant audits and database licenses.

PRE-APPROVAL PROCEDURES AND POLICIES

The Audit Committee pre-approves all audit and non-audit services provided by PwC. This pre-approval must occur before the auditor is engaged. The Audit Committee pre-approves categories of non-audit services and a target fee associated with each category. Usage of PwC fees against the target is presented to the Audit Committee at each in-person quarterly meeting, with additional amounts requested as needed. Services that last longer than a year must be re-approved by the Audit Committee.

The Audit Committee can delegate the pre-approval ability to a single independent member of the Audit Committee. The delegate must communicate all services approved at the next scheduled Audit Committee meeting. The Audit Committee or its delegate can pre-approve types of services to be performed by PwC with a set dollar limit per type of service. The Vice President, Corporate Controller is responsible for ensuring that the work performed is within the scope and dollar limit as approved by the Audit Committee. Management must report to the Audit Committee the status of each project or service provided by PwC.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is responsible for overseeing Logitech's accounting and financial reporting processes and audits of Logitech's financial statements. The Audit Committee acts only in an oversight capacity and relies on the work and assurances of management, which has primary responsibility for Logitech's financial statements and reports, Logitech's internal auditors, as well as PwC, Logitech's independent auditors, which is responsible for expressing an opinion on the conformity of Logitech's audited financial statements to generally accepted accounting principles and attesting to the effectiveness of Logitech's internal control over financial reporting.

The Board of Directors has adopted a written charter for the Audit Committee. A copy of the Charter can be found on our website at *http://ir.logitech.com*. To view the charter, select "Audit Committee Charter" under "Corporate Governance."

The Audit Committee has reviewed and discussed our audited financial statements for the fiscal year ended March 31, 2014, with our management. In addition, the Audit Committee has discussed with the independent auditors the matters required to be discussed by the Statement on Auditing Standards No. 114, as amended (AICPA, Professional Standards, Vol. 1. AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200□

The Audit Committee has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with the independent accountant the independent accountant's independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in Logitech's Annual Report on Form 10-K for the fiscal year ended March 31, 2014.

Submitted by the Audit Committee of the Board

Didier Hirsch, Chairperson
Matthew Bousquette
Kee-Lock Chua
Sally Davis
Monika Ribar

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 of the Exchange Act requires Logitech's directors, executive officers and any persons who own more than 10% of Logitech's shares, to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulation to furnish Logitech with copies of all Section 16(a) forms that they file. As a matter of practice, our administrative staff assists our executive officers and directors in preparing initial ownership reports and reporting ownership changes, and typically files these reports on their behalf.

We believe that all Section 16(a) filing requirements were met in fiscal year 2014, with the exceptions noted below:

- A late Form 3 report was filed for Marcel Stolk on April 17, 2014 to report his beneficial holdings.
- A late Form 4 report was filed for Marcel Stolk on April 17, 2014 to report the remittance of shares to Logitech in connection with the satisfaction of tax withholding obligations arising out of the vesting of shares with respect to previously reported restricted stock units.

Logitech

COMPENSATION REPORT 2014

INTRODUCTION

This Compensation Report contains information on Logitech compensation philosophy and practices, the background for decisions, and the results of decisions with respect to Logitech's named executive officers and its Board members.

This Compensation Report has been designed to comply with both the proxy statement rules under U.S. securities laws and Swiss regulations. This Report is an integrated part of our Annual Report, Invitation, and Proxy Statement for our 2014 Annual General Meeting.

Compensation Discussion and Analysis

EXECUTIVE SUMMARY

During fiscal year 2014, Logitech continued to execute on its turnaround plan with an increase in sales and a return to operating profit. These results reflected the many changes made to improve company sales with a significant increase in revenue in our growth category businesses while increasing overall operating income through rigorous review of operating expenses.

The following are key developments in fiscal year 2014 relating to executive compensation:

- *Impact of Logitech's Performance Against Expectations and Relative to Overall Market.* When making compensation decisions for fiscal year 2014, the Compensation Committee gave considerable weight to Logitech's execution of its turnaround plan as well as Logitech's performance relative to the overall market and our compensation peer group, as highlighted in "Compensation Elements" and other parts of this discussion below.
- *Base Salary Actions.* Given Logitech's financial performance in fiscal year 2013 and our executives' salary positions versus the market, only two of our executive officers received base salary increases in fiscal year 2014 (our Senior Vice President, CCP Business Group, Mr. Stolk, and our Senior Vice President, Worldwide Operations, Mr. Sullivan.
- *Increased Emphasis on Increasing Shareholder Value.* In fiscal year 2014, the majority (60%) of the annual long-term equity incentive awards value granted to the executive officers who were not hired in fiscal year 2014 was in the form of performance-based stock units with vesting that required Logitech's stock price growth to be equal to or greater than that of the NASDAQ 100 Index before any of the granted shares would vest.
- *Organizational Changes.* Logitech hired Vincent Pilette as our Chief Financial Officer in September 2013. He took over the position from Erik K. Bardman who resigned in April 2013. For the three-month period prior to Mr. Pilette's appointment, Michael Doktorczyk, served as interim Principal Financial Officer and Principal Accounting Officer. In September 2013 the Board designated Marcel Stolk as an executive officer.

The Compensation Committee believes the design of our executive compensation programs (including the balance among fixed compensation (base salary), short-term incentives (our annual incentive bonus program) and long-term incentives (equity)) has and will continue to meet our goal of providing our executives with market-competitive base salaries, compensation packages that provide for above market rewards when Logitech outperforms both our internal goals and the overall market, and limited rewards when Logitech's performance does not meet these objectives. Overall, our Compensation Committee has developed executive compensation programs that it believes will provide an incentive to drive a turnaround of the Company's performance that will reward our shareholders and, as a result of these programs, will reward the executives who help to deliver improved results.

EXECUTIVE COMPENSATION OBJECTIVES AND PHILOSOPHY

Logitech's executive compensation programs have been designed to:

- be competitive with comparable companies in our industry and in the region where the executive is based;
- maintain a balance between fixed and variable compensation and place a significant portion of total compensation at risk based on the Company's performance, while maintaining controls over inappropriate risk-taking by balancing annual and long-term performance;
- provide a balance between short-term and long-term objectives and results;
- align executive compensation with shareholders' interests by tying a significant portion of compensation to increasing share value;
- support a performance-oriented culture; and
- reflect the Compensation Committee's assessment of an executive's role and past performance through base salary and short-term cash incentives, and his or her potential for future contribution through long-term equity incentive awards.

Logitech's executive compensation philosophy is to pay executives at or near the median of other companies that compete for similar executive talent, based on our compensation peer group and survey data, and that individual performance and importance to Logitech should be reflected in the compensation of each executive. However, while compensation is a central part of attracting, retaining, and motivating the best executives and employees, we believe it is not the sole or exclusive reason why exceptional executives or employees choose to join and stay at Logitech, or why they work hard to achieve results for shareholders. In this regard, both the Compensation Committee and management believe that providing a working environment and opportunities in which executives and employees can develop, express their individual potential, and make a difference are also a key part of Logitech's success in attracting, motivating, and retaining executives and employees.

EXECUTIVE COMPENSATION PRACTICES

Logitech has employed a number of executive compensation practices that reflect its compensation philosophy:

- As shown in the chart below under the heading "Pay Mix", the majority of executive officers' potential compensation is designed to be performance-based, using a variety of performance measures, including measuring Logitech's performance against Board-established fiscal and other targets for annual incentive cash bonuses, and relative total shareholder return for performance-based equity awards.
- Logitech has clawback provisions that apply to its annual incentive cash plan and its equity awards plans, which provide for the recovery of compensation by Logitech in certain events described below under the heading "Recovery of compensation for restatement and misconduct".
- Logitech does not allow executives or any of its employees to trade in derivatives of Logitech securities or pledge equity awards.
- Logitech does not maintain any special vesting acceleration or payment arrangements that would be triggered solely by a "change in control" of Logitech.
- Logitech does not provide special retirement benefits designed solely for executive officers.

In addition, Logitech has been a leader in providing our shareholders with an opportunity for advisory votes on compensation. Beginning in 200[illegible] Logitech voluntarily submitted its compensation philosophy, policies, and procedures to a shareholder advisory vote. Our voluntary practice is now a requirement under U.S. legislation that provides shareholders the ability to periodically cast advisory votes on executive compensation, and is reflected in the proposals for our 2014 Annual General Meeting. We remain committed to providing clear and thorough disclosure on our executive compensation practices and actions, and our Compensation Committee will carefully consider the voting results.

At our 2013 Annual General Meeting, shareholders demonstrated strong support for the compensation of our named executive officers, voting in favor of our advisory compensation resolutions. The Compensation Committee was mindful of this support for our pay-for-performance compensation philosophy in retaining our general compensation practices and setting fiscal year 2014 compensation for our executive officers.

NAMED EXECUTIVE OFFICERS

In this Compensation Report, we refer to our "named executive officers" in many places. This term includes the following individuals:

- Guerrino De Luca, our Chairman.
- Bracken P. Darrell, our President and Chief Executive Officer.
- Vincent Pilette, our Chief Financial Officer.
- Marcel Stolk, our Senior Vice President, CCP Business Group.
- L. Joseph Sullivan, our Senior Vice President, Worldwide Operations.

Former Officers:

- Erik K. Bardman, former Senior Vice President, Finance and Chief Financial Officer of Logitech at the beginning of fiscal year 2014.
- Michael Doktorczyk, former interim Principal Financial Officer and Principal Accounting Officer.

Mr. Bardman resigned his employment with us effective as of April 26, 2013. Mr. Doktorczyk assumed the positions of Principal Financial Officer and Principal Accounting Officer on May 2[illegible] 2013 and served in such capacity until September 3, 2013. Because the compensation decisions for Messrs. Bardman and Doktorczyk were not made in the same manner as those of the other named executive officers, they are described separately at the end of this compensation report under the heading "Former Officers for fiscal year 2014" and any references to named executive officer or executive officer in other portions of this compensation report should be read as to not include them.

DETERMINING EXECUTIVE COMPENSATION

Role of the Compensation Committee and Independent Compensation Consultant

The Compensation Committee reviews and approves our compensation programs, including the specific compensation of our Chairman, our Chief Executive Officer, and our other executive officers.

Under the Compensation Committee's charter, the Committee has the authority to engage its own advisors (including compensation consultants) to assist it in carrying out its responsibilities. Since 2011 the Committee has retained Radford, an Aon Hewitt company, to provide analysis, advice, and guidance with respect to executive compensation. At the request of the Committee, Radford developed specific executive compensation analyses and recommendations for Logitech's Chairman, CEO, and executive officers for fiscal year 2014. For fiscal year 2014, at the request of the Compensation Committee, Radford provided advice and recommendations to the committee on competitiveness of executive officer compensation levels, the Company's compensation peer group, goal metrics and bonus design, compensation mix between cash and equity, type of equity arrangements, employment contract provisions, executive severance packages, executive officer hiring packages, developments in high technology compensation programs, trends in executive compensation for the Silicon Valley and Europe, legislation and regulations affecting executive compensation in the United States and Switzerland, and the impact of the global economy on executive compensation and director compensation.

Logitech paid fees of less than $100,000 to various divisions and subsidiaries of Aon Corporation for services not related to executive compensation consulting services. The majority of these additional services consisted of activities Radford or Aon Hewitt have provided to Logitech for several years, and include the purchase of Radford's industry compensation surveys, the accounting valuations of equity grants, and the calculation of PSU grant performance. During fiscal year 2013, the SEC issued rules under the Dodd-Frank Act concerning compensation consultant independence. Under these rules the Compensation Committee must determine whether any work completed by a compensation consultant raised any conflict of interest after taking into account six independence-related factors. The Compensation Committee has reviewed these six factors as they apply to Radford and has concluded there is no conflict of interest.

Role of Management in Compensation Decisions

Management makes recommendations to the Compensation Committee with respect to both the design of compensation programs and specific compensation decisions. The Committee reviews the recommendations with its independent compensation consultant, deliberates and approves the executive officers' compensation. The Committee does so independently without the presence of an executive officer during deliberations or decision making on his or her compensation.

The fiscal year 2014 executive officer compensation proposals for base salary, bonus targets, and equity grant values were developed by Radford and presented to both the Compensation Committee and Logitech's management. Based on the analysis performed by Radford, Logitech's then-Vice President of Worldwide Human Resources and its compensation department, in consultation with Guerrino De Luca, Logitech's Chairman, and Bracken Darrell, Logitech's Chief Executive Officer, provided specific recommendations to the Compensation Committee.

As part of the annual personnel review and succession planning process, Mr. Darrell also provided the Board and the Compensation Committee with his perspective on the performance of Logitech's executive officers. This performance feedback provided additional input to the Committee when making its decisions on fiscal year 2014 compensation.

Overview of Factors Considered by Committee

The Compensation Committee considers a variety of factors when determining total executive compensation, including:

- Competitive considerations.
- Subjective elements, such as the scope of the executive's role, experience and skills and the individual's performance during the prior fiscal year and potential for future contribution to Logitech.
- The performance of Logitech in the prior fiscal year.
- The performance of Logitech in the prior fiscal year relative to the Company's compensation peer group and the overall technology industry.
- Accrued and realized gains from past equity incentive awards.
- The need to retain key executives during Logitech's challenging turnaround period.

Competitive considerations

Both peer group and broader industry compensation survey data is used by our Compensation Committee when setting Logitech's executive compensation, as well as to assist the Compensation Committee in the evaluation of the design of bonus plan and equity compensation programs.

The companies in Logitech's peer group were selected in February 2011, and are reviewed annually, in partnership with Radford Consulting, based on (i) involvement in the PC-based consumer electronics industry, or (ii) revenues approximately equal to Logitech's and a presence near Silicon Valley in the San Francisco Bay Area. Although Logitech is a Swiss company, Logitech primarily competes for executive management talent with technology companies in the United States, and particularly in the high-technology area of Silicon Valley. As a result, the peer group consists primarily of U.S. public technology companies. For fiscal year 2014, the compensation peer group consisted of:

Activision Blizzard, Inc.	Electronic Arts, Inc.	Plantronics
Agilent Technologies, Inc.	Intuit, Inc.	Polycom, Inc.
Analog Devices, Inc.	Lexmark International, Inc.	SanDisk Corporation
Autodesk, Inc.	NetApp, Inc.	Take-Two Interactive
BMC Software, Inc.	Nuance Communications, Inc.	VeriFone Systems, Inc.
Brocade Communications Systems, Inc.	NVIDIA Corporation	

At the time the fiscal year 2014 executive compensation review was performed, in March 2014, Logitech ranked at approximately the 31st percentile among the peer group for revenues, and lowest for market capitalization and for income. Nevertheless, the Compensation Committee believed at the time of the fiscal year 2014 compensation decisions that the compensation peer group was representative of the companies with which Logitech competed for talent and accordingly, against which Logitech should benchmark its compensation.

	Revenues (in millions)	Net Income (in millions)	Market Capitalization (in millions)
75th Percentile	$4,223	$ 505	$13,328
50th Percentile	2,701	245	6,304
25th Percentile	1,866	106	2,244
Logitech	2,163	(164)	1,175

Most recently available four quarters as of March 2013. Market Capitalization as of March 15, 2013. Produced by Radford.

In addition, to assist the Compensation Committee in its review of executive compensation, Logitech's compensation department provides compensation data compiled from widely recognized high-technology executive compensation surveys.

Effect of individual performance

The differences in compensation among the individual named executive officers, as disclosed in the Summary Compensation Table on page 10[illegible], were primarily related to market compensation in each position, based on compensation peer group and survey data, a subjective assessment of the executive's impact on the Company's past and future performance, succession planning, and retention.

Other factors

For new-hire executives, in addition to market compensation for the position, consideration is given to the base salary of the individual at his or her prior employment, any unique personal circumstances that motivated the executive to leave that prior position and join Logitech, the Company's needs and the perceived competitive environments in recruiting the executive.

Timing of compensation decisions

Executive compensation (base salary, target bonus, and equity grants) is typically reviewed and actions are taken at the start of the fiscal year in order to align all compensation actions, and the related performance periods, with the fiscal year or multiple fiscal years. The Compensation Committee may also make executive compensation decisions at other times during the fiscal year in the event of an executive new hire or promotion or other reasons.

ENGLISH

ELEMENTS OF COMPENSATION

The following table outlines our objectives for each of the principal components of our executive compensation programs:

Element of Compensation	Objective
Base salary	• Reward individuals for their current contributions to the Company • Compensate individuals for their expected day-to-day service
Performance-based cash compensation	• Align executive compensation with Logitech's annual performance goals • Make a significant portion of the executive's annual cash compensation variable and subject to the achievement of Board-approved, Company-oriented business goals • Motivate and reward the executive for above-target performance
Long-term equity incentive awards	• Deliver the majority of total potential compensation via long-term equity incentives • Align executive and shareholder interests • Provide a direct incentive for future performance • Support pay for performance and retention of our executive team

Our executive officers are also eligible to participate in the health and benefits plans, retirement savings plans, and our employee share purchase plans that are generally available to similarly-situated employees. We also provide limited perquisites, as described in "Other Compensation Elements – Perquisites" below.

Pay Mix

In determining how we allocate an executive's total compensation package among base salary, performance-based cash compensation, and long-term equity incentives, we emphasize compensation elements that reward performance against measures that correlate closely with increases in shareholder value. Accordingly, the majority of our executive compensation is at-risk, including the annual performance-based cash bonus and the majority of our long-term equity incentive grants. Our CEO and other executive officers have a higher percentage of at-risk compensation (and thus greater upside potential and downside risk) relative to Logitech's other employees.

The charts below indicate the percentage of total compensation in fiscal year 2014 represented by base salary, performance-based cash compensation, and long-term equity incentive awards for our Chief Executive Officer, Bracken Darrell, and for all other named executive officers who remained executive officers through fiscal year 2014 as well as Vincent Pilette who joined the Company in the middle of the fiscal year. All underlying amounts are taken from the Summary Compensation Table on 10:

We design our programs to have the largest portion of potential compensation to be based on long-term performance (equity), the next largest portion based on short-term performance (annual performance bonus), and the smallest portion as base salary. Our actual fiscal year 2014 pay mix reflects this design philosophy. While the pay mix for each executive officer varies based on individual circumstances, executive officers in the aggregate received approximately 15% of their annual compensation in base salary, 15% in annual bonus, and 70% in equity.


Bracken P. Darrell
Base salary
15.3%
Short-term
cash incentive
awards
17.6%
Equity
incentive
awards
67.0%


All Other Named Executive Officers(1)
Base salary
14.6%
Short-term
cash incentive
awards
15.1%
Equity
incentive
awards
70.3%

(1) Includes executive officers, other than Mr. Darrell, as of the end of fiscal year 2014—Messrs. De Luca, Pilette, Stolk, and Sullivan.

Base salary

In setting base salary levels for fiscal year 2014, the Compensation Committee considered each executive's pay against similar roles among our compensation peer group companies, based on data provided in March 2014 by Radford, overall salary increase trends for executive officers, and each executive's performance over the past year.

In fiscal year 2014, we only provided salary increases to Mr. Stolk and Mr. Sullivan. Mr. Stolk received a 7.3% merit and market adjustment increase based on performance and his position relative to the median for our compensation peer group companies. Mr. Sullivan received a 3.2% merit-based increase based on performance.

Named Executive Officer	2014 Annual Base Salary ($)	2013 Annual Base Salary ($)	Change 2013 to 2014
Guerrino De Luca	500,000	500,000	0%
Bracken P. Darrell	750,000	750,000	0%
Vincent Pilette (1)	500,000	n/a	n/a
L. Joseph Sullivan	415,000	402,000	3%

Named Executive Officer	2014 Annual Base Salary (CHF)	2013 Annual Base Salary (CHF)	Change 2013 to 2014
Marcel Stolk	513,000	478,301	7%

(1) Mr. Pilette joined the Company as Chief Financial Officer on September 3, 2013.

Performance-based cash compensation

Logitech's annual performance-based bonuses, under the Logitech Management Performance Bonus Plan, "Bonus Plan", compensate executives based on achievement against the key financial metrics of revenue and operating income, which are equally weighted. These metrics address both "top line" (revenue) and "bottom line" (operating income) corporate financial goals. In addition, for executive officers who are business group or regional leaders we factor in metrics with respect to their respective areas of responsibility, all of which the Committee believes are critical to driving long-term shareholder value.

The Bonus Plan is designed to motivate and reward executives for above-target performance. The annual performance-based bonuses represent a significant portion of each executive's potential annual cash compensation, ranging from 40% to 50% of annual targeted cash compensation. Payout under the incentive plan is variable, based on the achievement against Logitech's financial goals, and for fiscal year 2014 can range from 0% to 200% of the executive's target incentive.

ENGLISH

Named executive officer bonus targets for fiscal year 2014

In fiscal year 2014, the bonus targets as a percentage of base salary for our named executive officers remained the same as those in fiscal year 2013. The cash bonus target percentages for fiscal year 2014 are summarized in the table below. For Mr. De Luca and Mr. Darrell the Bonus Plan is designed to pay 100% of their individual target bonus opportunity for on target performance.

For the Leadership Team, defined as management team members who report directly to Mr. Darrell, the Bonus Plan was designed to pay 90% of the individual's bonus target opportunity for on target performance. The remaining 10% of the total target bonuses of the Leadership Team members was allocated to a bonus pool to be allocated to members of the Leadership Team at the discretion of Mr. Darrell based on predetermined criteria and objectives. These recommendations were approved by the Compensation Committee.

The target bonus opportunities for named executive officers in fiscal year 2014 are at the median of our compensation peer group, based on peer group data provided by the Compensation Committee's independent compensation consultant in March 2013.

Named Executive Officer	2014 Annual Target Bonus Percentage of Base Salary	2013 Annual Target Bonus Percentage of Base Salary	Change 2013 to 2014
Guerrino De Luca	100%	100%	0%
Bracken P. Darrell	100%	100%	0%
Vincent Pilette	80%	n/a	n/a
Marcel Stolk	80%	75%	n/a (1)
L. Joseph Sullivan	75%	75%	0%

(1) In fiscal year 2013, Mr. Stolk was eligible for an additional special cash incentive bonus of CHF 67,500 which was guaranteed as part of his fiscal year 2012 employment contract. This element of his compensation was discontinued for fiscal year 2014.

Performance measures for fiscal year 2014 bonus program

In fiscal year 2014, the Bonus Plan was based on the following performance measures:

Performance Measure	Why It is Used	Measurement Basis
Revenue	Revenue growth is an essential component of long-term success and viability and enables future strategic investments.	Generally Accepted Accounting Principles (GAAP)
Adjusted Operating Income	Generating an increase in per-share value for investors is a priority, as operating profit allows Logitech to re-invest in R&D, operations and people for future success.	GAAP, excluding restructuring and one-time transaction charges related to acquisitions and divestitures.
Business Group/Region Metrics	Measures specific to the performance of the Business Group/Region for which the executive is responsible.	Varies by the metric.

For all named executive officers, the 2014 Bonus Plan goals were set equal to Logitech's annual business plan for fiscal year 2014 as approved by the Board of Directors in March 2013. All named executive officers' bonuses were based on achievement against Logitech's revenue and operating income goals other than the 10% portion that was pooled to be allocated by the Compensation Committee after the CEO's recommendations. Please see further details below under the heading "Bonus Plan performance targets and results for fiscal year 2014."

For any bonus payment to be made under the fiscal year 2014 Bonus Plan, the minimum performance requirements must both be met for each of the plan metrics: Logitech Revenue no less than □4% of target performance and Logitech Operating Income no less than 66% of target performance.

Bonus Plan performance targets and results for fiscal year 2014

The performance targets, actual performance, and funding percentages from the Bonus Plan in fiscal year 2014 for our executive officers are set out in the following table:

Participant	Performance Measure	Performance Target ($s in millions)	Actual Achievement ($s in millions)	Funding Percentage (Per Plan)
Guerrino De Luca Bracken P. Darrell Vincent Pilette L. Joseph Sullivan	Revenue (50%) Adjusted Operating Income (50%)	2,075.4 75.[illegible]	2,123.0 [illegible]6.[illegible]	102% 128% **115%**
Marcel Stolk	Combined Corporate Revenue (25%), Corporate Operating Income (25%), Business Group Metrics (50%)			**119%**
All executive officers				**116%**

Annual performance-based cash payments for fiscal year 2014

The cash bonus awards earned and paid in respect of fiscal year 2014 were based on the performance measures and results set forth above. The following table details the annual performance-based cash payments for each executive officer.

Named Executive Officer	2014 Annual Incentive Plan Bonus Earned ($)	2013 Annual Incentive Plan Bonus Earned ($)
Guerrino De Luca	[illegible]575,000	[illegible]
Bracken P. Darrell	862,500	[illegible]
Vincent Pilette(1)	512,000	n/a
L. Joseph Sullivan(2)	385,[illegible]50	[illegible]

Named Executive Officer	2014 Annual Incentive Plan Bonus Earned (CHF)	2013 Annual Incentive Plan Bonus Earned (CHF)
Marcel Stolk(3)	521,208	67,500

(1) The Compensation Committee did not pro-rate for time of service Mr. Pilette's fiscal year 2014 bonus based on his accomplishments in reducing operating expenses, driving operating leverage and delivering shareholder value during the portion of fiscal year 2014 during which he was with the Company.

(2) Mr. Sullivan received a portion of his fiscal year 2014 bonus in Logitech shares as required by the Company Executive Share Ownership Program.

(3) In fiscal year 2013, Mr. Stolk received a special cash incentive bonus of CHF 67,500 which was guaranteed as part of his fiscal year 2012 employment contract.

Long-term equity incentive awards

During fiscal year 2014, the Compensation Committee granted our executive officers, excluding Mr. Pilette who received a new-hire grant at the start of his employment in September 2013, annual long-term equity incentive awards in the form of performance-based restricted stock units, or PSUs and time-based restricted stock units, or RSUs. In fiscal year 2013, the Compensation Committee granted the executive officers Performance Stock

ENGLISH

Options, or PSOs, with vesting tied to specific share price points. The use of PSUs with vesting tied to performance against the NASDAQ-100 Index is a return to the Company's practice from fiscal year 2012. In the Committee's view, the return to the use of PSUs is consistent with industry practice.

PSUs. Sixty percent (60%) of the value at grant (based on the assumptions used for financial account purposes) of the fiscal year 2014 equity awards were in the form of PSUs. The PSUs are "at-risk" compensation because Logitech's relative total shareholder return performance must be at or above the minimum threshold percentile against the NASDAQ-100 Index over the performance period of three years in order for the executive to receive any shares from the PSU grant. If, at the end of the performance period, threshold performance is achieved, the number of shares in which the executive officer vests is pro-rated according to performance.

The performance measure for the performance-based restricted stock units granted in fiscal year 2014 is the relative total shareholder return, or TSR, expressed as a percentile rank, of Logitech shares against the TSR of companies included in the NASDAQ-100 Index. The Compensation Committee believes this measure is a key reflection of Logitech's operational and financial performance, because it focuses on relative performance against other mid- to large-size technology companies.

For purposes of the PSUs, relative TSR reflects (i) the aggregate change in the 30-day average closing of Logitech shares against the companies in the NASDAQ-100 Index, and (ii) the value (if any) returned to shareholders in the form of dividends or similar distributions, assumed to be reinvested in shares when paid, each at the beginning and the end of a three-year performance period.

The structure of the PSUs granted in fiscal year 2014 is summarized in the table below:

PSU Grants Made On or After April 2013: Percentile Rank of Logitech TSR Against NASDAQ—100 Index TSR	**Percentage of Shares that Vest Under PSU**
Below 30th Percentile Rank (threshold)	0%
30th Percentile Rank	50%
60th Percentile Rank (target)	100%
75th Percentile Rank and Above	150%

The Compensation Committee utilizes PSUs for executive officers to align Logitech's equity compensation for executives more closely with the interests of shareholders. The PSUs are also intended to:

- Link compensation to key financial metrics of growth and profitability.
- Provide vesting based on Logitech's stock price performance relative to a benchmark (in this case the NASDAQ-100 Index).
- Require strong performance for target or any substantial vesting to occur, and provide an extraordinary payout if Logitech's performance significantly exceeds that of the benchmark group.
- Support pay-for-performance philosophy and retention efforts.
- Be less dilutive to shareholders than stock options.

RSUs. Forty percent (40%) of the value of the fiscal year 2014 focal equity awards was granted in the form of restricted stock units. Time-based restricted stock units, or RSUs, provide for the issuance of shares at a future date upon vesting of the RSUs. With the exception of the new-hire awards granted to Mr. Pilette and the special award granted to Mr. De Luca in recognition of past service to the Company, RSUs granted to our executive officers in fiscal year 2014 have our typical four-year vesting period which vest in four equal annual installments. The Compensation Committee believes RSUs create incentives for performance and further align the interests of executives with those of shareholders because an RSU's value increases or decreases in conjunction with the Company's stock price. Because the value at grant of RSUs is generally greater than that of stock options, we are able to grant a smaller number of RSUs while delivering similar grant-date award value. As a result, granting RSUs helps minimize the dilutive effects of our equity awards on our shareholders and, in the Committee's view, provides a more cost-effective balance of incentive and risk than standard stock options.

Long-term equity incentive awards granted in fiscal year 2014

For fiscal year 2014, management recommended and the Compensation Committee approved long-term incentive grant values for each named executive officer at approximately the 25th percentiles of grant values for comparable executives at our compensation peer group companies. Based on the poor performance in the previous fiscal year, the Compensation Committee determined that our executive officers must build Logitech's value at a rate greater than the overall market to receive equity values in line with those of our compensation peer group companies. For our executives to earn market levels of equity value, Logitech would have to outperform the market in terms of stock price appreciation. The Compensation Committee also made judgments on the performance and relative impact of each executive officer and the importance of retaining each executive through the coming year and beyond. Grants were made to the executive officers as follows:

Grants to Mr. De Luca. On April 15, 2013, Mr. De Luca received a PSU grant for 30,000 shares, assuming 100% target performance, and an RSU grant of 20,000 shares, as part of his fiscal year 2014 annual compensation as Chairman. In addition, Mr. De Luca received an RSU grant of 250,000 shares in recognition for his service as Logitech's acting Chief Executive Officer from July 2011 through January 2013 as noted below under Other Compensation.

Grants to Mr. Darrell. On April 15, 2013, as part of the annual executive compensation review, Mr. Darrell received a PSU grant for 270,000 shares at target, and an RSU grant of 177,000 shares.

Grants to Other Executive Officers. The equity incentive award grants made to all Logitech executive officers during fiscal year 2014 are set out in the Grants of Plan-Based Awards in Fiscal Year 2014 table on 112.

- The following table illustrates the grant date fair values, which is the accounting cost to Logitech, of the equity awards that each executive officer received in fiscal year 2014 and 2013. The grant date fair values in fiscal year 2014 decreased from those in fiscal year 2013 (except for Mr. De Luca due to the special grant described above) due to the fiscal year 2014 grant values being set at approximately the 25th percentile of our compensation peer group, compared to the fiscal year 2013 grant values that were slightly below the 50th percentile of our compensation peer group.

- The table also illustrates the total shares underlying the equity awards that each executive officer received in fiscal year 2014 and 2013. The number of shares granted decreased significantly due to the return to granting full-value PSUs from the PSOs awarded in fiscal year 2013.

Named Executive Officer	Type of Equity Grant	2014 Shares Subject to Equity Grants (#)	2013 Shares Subject to Equity Grants (#)	Shares Subject to Equity Grants - Change 2013 to 2014	2014 Grant Date Fair Value ($)(1)	2013 Grant Date Fair Value ($)(1)	Grant Date Fair Value Change 2013 to 2014
Guerrino De Luca.	PSOs	—	130,000	-100%	—	335,400	-100%
	RSUs(2)	270,000	—	100%	2,457,700	—	100%
	PSUs	30,000	—	100%	226,500	—	100%
		300,000	130,000	131%	2,684,200	335,400	700%
Bracken P. Darrell.	PPOs	—	1,200,000	-100%	—	3,020,000	-100%
	RSUs	177,000	100,000	77%	1,240,770	803,000	55%
	PSUs	270,000	—	100%	2,038,500	—	100%
	Options	—	500,000	-100%	—	1,820,000	-100%
		447,000	1,800,000	-75%	3,27[illegible],270	5,643,000	-42%
Vincent Pilette(3).	RSUs	370,000	n/a	100%	3,111,700	n/a	100%
	PSUs	2[illegible]5,000	n/a	100%	1,[illegible]55,850	n/a	100%
		665,000	n/a	100%	5,067,550	n/a	100%
Marcel Stolk	RSUs	60,000	n/a	100%	420,600	n/a	100%
	PSUs	[illegible]0,000	n/a	100%	67[illegible],500	n/a	100%
		150,000	n/a	100%	1,100,100	n/a	100%
L. Joseph Sullivan.	PSOs	—	225,000	100%	—	580,500	100%
	RSUs	40,000	—	100%	280,400	—	100%
	PSUs	60,000	33,000	82%	453,000	258,3[illegible]0	75%
		100,000	258,000	-61%	733,400	838,8[illegible]0	-13%

(1) Grant date fair value represents the accounting cost to Logitech associated with equity awards. The actual equity award value delivered to each named executive officer may be considerably lower or higher than the grant date fair value of the award. The actual equity award value delivered depends on, in the case of performance-based awards such as PSUs, whether or not the minimum performance condition is met, and, if so, the level of performance. Actual equity award value delivered also is significantly impacted by appreciation or depreciation in Logitech's share price between the grant and vesting dates.

(2) Mr. De Luca received an RSU grant of 20,000 shares, as part of his fiscal year 2014 annual compensation as Chairman as well as an RSU grant of 250,000 shares in recognition for his service as Logitech's acting Chief Executive Officer from July 2011 through January 2013 as noted below under Other Compensation.

(3) Mr. Pilette joined the Company as Chief Financial Officer on September 3, 2013.

Determination of long-term equity incentive awards

The Compensation Committee is responsible for approving who should receive equity incentive awards, when the awards should be made, the vesting schedule, and the number of shares or other rights to be granted. Long-term equity incentive awards may be granted only by the Compensation Committee or the full Board of Directors. The Compensation Committee regularly reports its activity, including approvals of grants, to the Board.

Timing of grants

Long-term equity incentive award grants to executive officers are typically and predominantly approved at regularly scheduled, predetermined meetings of the Compensation Committee. These meeting are scheduled up to 18 months in advance and take place before the regularly scheduled, predetermined meetings of the full Board. On limited occasions, grants may be approved at an interim meeting of the Compensation Committee or by consent, for the purpose of approving the hiring and compensation package for newly hired or promoted executives. In fiscal year 2014, grants were made to new hires and promoted employees, including those at the executive officer level, through regularly scheduled monthly written consents of the Compensation Committee. We do not have any program, plan, or practice to select equity compensation grant dates in coordination with the release of material non-public information, nor do we time the release of information for the purpose of affecting value. We do not backdate options or grant options retroactively.

OTHER COMPENSATION ELEMENTS

Other compensation

On September 4, 2013, the Compensation Committee granted a cash bonus of $460,000 and an RSU grant of 250,000 shares to Mr. De Luca in recognition for his service as Logitech's acting Chief Executive Officer from July 2011 through January 2013. The Compensation Committee set a two-year vesting term and provided for acceleration in case Mr. De Luca was involuntarily removed from his role as Chairman. Mr. De Luca's compensation had not been adjusted since he assumed these additional responsibilities. After almost a year of deliberations on the appropriate method of such recognition, this special bonus was based on the recommendation of the Compensation Committee's independent compensation consultant and a comparison of Mr. De Luca's compensation during his tenure as acting Chief Executive Officer to the Company's peer group.

Deferred compensation plan

Executive officers based in the United States are also eligible to participate in the Logitech Inc. Deferred Compensation Plan and a predecessor plan, which are unfunded and unsecured plans that allow employees of Logitech Inc., the Logitech subsidiary in the United States, who earn more than a threshold amount the opportunity to defer U.S. taxes on up to 80% of their base salary and up to 100% of their bonus or commission compensation. Under the plan, compensation may be deferred until termination of employment or other specified dates chosen by the participants, and deferred amounts are credited with earnings based on investment benchmarks chosen by the participants from a number of mutual funds selected by Logitech Inc.'s Deferred Compensation Committee. The earnings credited to the participants are intended to be funded solely by the plan investments. Logitech does not make contributions to this plan. Information regarding named executive officer participation in the deferred compensation plans can be found in the Non-Qualified Deferred Compensation for Fiscal Year 2014 table and the accompanying narrative.

Because the listed officers do not receive preferential or above-market rates of return under the deferred compensation plan, earnings under the plan are not included in the Summary Compensation table, but are included in the Non-Qualified Deferred Compensation table.

Severance and related benefits

All named executive officers are eligible to receive benefits under certain conditions in accordance with Logitech's Change of Control Severance Agreement ("Change of Control Agreement") as described in the section "Potential Payments Upon Termination or Change in Control."

The purpose of the Change of Control Agreements is to support retention in the event of a prospective change of control. Should a change of control occur, benefits will be paid after a "double trigger" event (meaning that there has been both a change of control, and the executive is terminated without cause or resigns for good reason within 12 months thereafter) as described in "Potential Payments Upon Termination or Change in Control". The RSU and PSU award agreements for executive officers other than Guerrino De Luca provide for the acceleration of vesting of the RSUs and PSUs subject to the award agreements under the same circumstances and conditions as under the Change of Control Agreements—namely, if the named executive officer is subject to an involuntary termination within 12 months after a change of control because his or her employment is terminated without cause or the executive resigns for good reason (a "double trigger"). In the event of such an involuntary termination:

- All shares subject to the RSUs will vest.
- 100% of the shares subject to the PSUs will vest if the change of control occurred within 1 year after the grant date of the PSUs. If the change of control occurs more than 1 year after the grant date of the PSUs, the number of shares subject to the PSU that will vest will be determined by applying the performance criteria under the PSUs as if the performance period had ended on the date of the change of control.

To determine the level of benefits to be provided under each change of control agreement and other agreements, the Committee considered the circumstances of each type of severance, the impact on shareholders, and market practices.

Logitech does not provide any payments to reimburse its executive officers for additional taxes incurred (also known as "gross-ups") in connection with a change of control. These Agreements are being reviewed by the Compensation Committee with respect to complying with the Ordinance Against Excessive Compensation in connection with the Minder initiative under Swiss law.

Under Mr. Pilette's employment agreement, if his employment is involuntarily terminated without cause or he resigns for good reason, other than after a change of control, he is entitled to his base salary and target bonus for one year and accelerated vesting of a portion of his new hire RSU grant of 175,000 shares (as of September 15, 2014, 116,666 shares from this grant remain unvested), and, if he is terminated within his first year of employment, accelerated vesting of his entire restricted stock unit grant for 1[illegible]5,000 shares (as of September 15, 2014, this grant was completely vested). The terms in Mr. Pilette's agreement are intended to provide consideration for his service to Logitech and the potential length of time until subsequent employment is secured if he is involuntarily terminated without cause or resigns for good reason. The Compensation Committee believes that the terms of Mr. Pilette's severance are consistent with those of chief financial officers in our compensation peer group as well as the overall technology industry.

Perquisites

Logitech's executive officer benefit programs are substantially the same as for all other eligible employees.

Other Benefits

Logitech's executive officers are eligible to receive the same benefits as all similarly-situated employees, including the following:

- Company contributions to retirement programs are based on the location of employing company, such as the Logitech Inc. 401(k) in the United States and the Logitech Employee Pension Fund in Switzerland.
- Health, welfare, and life insurance benefits.
- Opportunity for participation in the Logitech Employee Share Purchase Plans.

VINCENT PILETTE'S NEW HIRE PACKAGE

In September 2013, Mr. Pilette □oined Logitech as Chief Financial Officer. When establishing Mr. Pilette□s compensation package, the Compensation Committee based its decisions on competitive market data for chief financial officer positions provided by the Compensation Committee□s independent compensation consultant, as well as the compensation and benefits package Mr. Pilette had with his previous employer and the Compensation Committee□s perception of what was required to secure and maintain his employment.

□he Compensation Committee positioned Mr. Pilette□s target cash compensation package at the 50th percentile of the market for chief financial officers. Mr. Pilette□s base salary is □500,000 and his annual bonus target percentage is 80□.

Mr. Pilette□s equity package consisted of □i□175,000 RSUs to provide a meaningful upside for success in managing costs to provide for profitability and operating leverage □as of September 15, 2014, 116,666 shares from this grant remain unvested□□ii□1□5,000 RSUs to offset a portion of the earned, but unvested long-term incentives Mr. Pilette lost when leaving his former employer □this grant is fully vested□□iii□147,500 performance stock units, or PSUs, that vest when Logitech□s average closing price per share on the □asdaq □lobal Select Market over a □0 calendar day period meets or exceeds □12.00 □this grant is fully vested□□and □iv□147,500 performance stock units, or PSUs, that vest when Logitech□s average closing price per share on the □asdaq □lobal Select Market over a □0 calendar day period meets or exceeds □14.00 □this grant is fully vested□

FORMER OFFICERS FOR FISCAL YEAR 2014

Erik K. Bardman, Former Senior Vice President, Finance and Chief Financial Officer

Mr. Bardman resigned his employment with us effective as of April 26, 2013. He was only with the Company for the first three weeks of fiscal year 2014 and was paid a base salary of □38,462 for his service during the period based on an annual base salary of □484,000. Upon Mr. Bardman□s termination of employment, he received □57,6□4 as payment for the value of his accrued but unused Personal □ime Off Leave balance. In addition, Mr. Bardman received a 401□k□match of □5,063 and premiums of □201 were paid on his behalf for □roup □erm Life Insurance.

Michael Doktorczyk, Former Interim Principal Financial Officer and Principal Accounting Officer

Mr. Doktorczyk served as interim Principal Financial Officer and Principal Accounting Officer from May 2□ 2013 until September 3, 2013. Mr. Doktorczyk was the Company□s □ice President of Finance and Corporate Controller throughout fiscal year 2014, but he was not an executive officer. As a result, the Compensation Committee was not responsible for determining Mr. Doktorczyk□s fiscal year 2014 compensation. For fiscal year 2014 his base salary was □255,555, and he received an annual incentive plan bonus of □60,504. In addition, Mr. Doktorczyk was granted a stock award valued at □6□10□ Because Mr. Doktorczyk was not an executive officer, he was not eligible to participate in any of the compensation programs for our other named executive officers that are set forth above. Mr. Doktorczyk□s compensation was not influenced by his interim roles.

OTHER COMPENSATION POLICIES

Derivatives

We do not permit certain persons designated by the Company as insiders, including executive officers and directors, to trade in puts, calls, warrants or other derivative Logitech securities traded on an exchange or in any other organized securities market.

Recovery of compensation for restatement and misconduct

In June 2010, the Compensation Committee adopted a policy regarding the recovery of compensation paid to an executive officer or the principal accounting officer of the Company (a "clawback"). Under the terms of the policy we may recover bonus amounts, equity awards or other incentive compensation awarded or paid within the prior three years to a covered officer if the Compensation Committee determines the compensation was based on any performance goals that were met or exceeded as a result, in whole or in part, of the officer's fraud or misconduct, or the officer knew at the time of the existence of fraud or misconduct that resulted in performance goals being met or exceeded, and a lower amount would otherwise have been awarded or paid to the officer. In addition, under the policy Logitech may recover gains realized on the exercise of stock options or on the sale of vested shares by an executive officer or the principal accounting officer if, within three years after the date of the gains or sales, Logitech discloses the need for a significant financial restatement, other than a financial restatement solely because of revisions to US GAAP, and the Compensation Committee determines that the officer's fraud or misconduct caused or partially caused the need for the restatement, or the covered officer knew at the time of the existence of fraud or misconduct that resulted in the need for such restatement.

In addition, our 2006 Stock Incentive Plan and our Management Performance Bonus Plan provide that awards under the plans are suspended or forfeited if the plan participant, whether or not an executive officer:

- has committed an act of embezzlement, fraud or breach of fiduciary duty;
- makes an unauthorized disclosure of any Logitech trade secret or confidential information; or
- induces any customer to breach a contract with Logitech.

Any decision to suspend or cause a forfeiture of any award held by an executive officer under the 2006 Stock Incentive Plan or the Management Performance Bonus Plan is subject to the approval of the Board of Directors. The Compensation Committee will amend the policy, as necessary, to comply with the final SEC rules regarding the recoupment policies of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Additional tax and accounting considerations

U.S. Tax Code Section 162(m)

Favorable accounting and tax treatment of the various elements of our compensation program is a relevant consideration in their design. However, the Company and the Committee have placed a higher priority on structuring flexible compensation programs to promote the recruitment, retention, and performance of our officers than on maximizing tax deductibility. Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the "Tax Code"), places a limit of $1,000,000 on the amount of compensation that Logitech may deduct in any one year with respect to certain executive officers. The Committee has the ability through the use of Logitech International S.A. 2006 Stock Incentive Plan to grant awards that qualify as "performance-based compensation" exempt from that $1,000,000 limitation but, to maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Committee has not adopted a policy requiring all compensation to be deductible, and has in the past and will in the future make grants of compensation that do not qualify to be exempt from the $1,000,000 limitation when it believes that it is appropriate to meet its compensation objectives.

In addition to considering the tax consequences, the Compensation Committee considers the accounting consequences, including the impact of the Financial Accounting Standard Board's Accounting Standards Codification Section 718, on its decisions in determining the forms of different equity awards.

Compensation Risks Assessment

Since March 2010, the Compensation Committee has conducted an annual review, with the assistance of the Committee's independent compensation consultant, of Logitech's compensation programs to assess the risks associated with their design and associated risk controls. The Committee reviews in particular the following compensation programs and associated practices:

- Equity grants made under the 2006 Stock Incentive Plan.
- Management Performance Bonus Plan.
- Employee Performance Bonus Plan.
- Sales Commission Plans.
- Change of Control Severance Agreements in place with executive officers.

As in past years, based on the March 2014 review, the Compensation Committee has concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

REPORT OF THE COMPENSATION COMMITTEE

The Logitech Compensation Committee, which is composed solely of independent members of the Logitech Board of Directors, assists the Board in fulfilling its responsibilities with regard to compensation matters. The Compensation Committee has reviewed and discussed the "Compensation Discussion and Analysis" section of this Compensation Report with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Logitech's 2014 Invitation and Proxy Statement and Annual Report.

Compensation Committee

MATTHEW BOUSQUETTE, *Chairman*
KEE-LOCK CHUA (1)
SALLY DAVIS
NEIL HUNT
MONIKA RIBAR

---

(1) Kee-Lock Chua was a member of the Compensation Committee though the Annual General Meeting in September 2013.

SUMMARY COMPENSATION TABLE

□he following table provides information regarding the compensation and benefits earned during fiscal years 2014, 2013, and 2012 by our named executive officers. For more information, please refer to "Compensation Disclosure and Analysis," as well as "□arrative Disclosure to Summary Compensation □able and □rants of Plan-Based Awards □able."

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-equity Incentive Plan Compensation ($)(2)	Changes in Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
□uerrino De Luca[4]	FY14	500,000	460,000	2,684,200		575,000	□	15,764	4,234,□64
Chairman of the Board	FY13	500,000	□	□	335,400	□	□	31,314	866,714
	FY12	500,000	□	3□2,400	□	□	□	30,306	□22,706
Bracken P. Darrell[5]	FY14	750,000	□	3,27□,270		862,500	□	13,767	4,□05,537
President and Chief Executive Officer	FY13	735,577	□	803,000	4,840,000	□	□	226,164	6,604,741
□incent Pilette[6] Senior □ice President, Finance and Chief Financial Officer	FY14	286,538	□	5,067,550	□	512,000	□	2,673	5,868,761
Marcel Stolk[7] Senior □ice President, CCP Business □roup	FY14	535,714	□	1,100,100	□	58□,643	□	108,785	2,334,242
L. □oseph Sullivan	FY14	415,000	□	733,400	□	385,□50	□	14,418	1,548,768
Senior □ice-President,	FY13	402,000	□	258,3□0	580,500	□	□	12,358	1,253,248
Worldwide Operations	FY12	402,000	□	557,400	□	□	□	11,762	□71,162
Former Officers:									
Erik K. Bardman[8]	FY14	38,462	□	□	□	□	□	62,□58	101,420
Senior □ice President,	FY13	484,000	□	336,6□0	774,000	□	□	□,553	1,604,243
Finance and Chief Financial Officer	FY12	440,000	25,000	78□,000	□	□	□	□,278	1,263,278
Michael Doktorczyk[□] Former Interim Principal Financial Officer and Principal Accounting Officer	FY14	255,555	□	6□,10□	□	60,504	□		385,168

□1□ □hese amounts do not represent the actual economic value realized by the named executive officer. Under SEC rules, the values reported in the "Stock Awards" and "Option Awards" columns reflect the aggregate grant date fair value of grants of stock options and stock awards to each of the listed officers in the fiscal years shown. □he key assumptions and methodology of valuation of stock options and stock awards are presented in □ote 4 to the Consolidated Financial Statements included in Logitech□s Annual Report to Shareholders.

ENGLISH

For FY14: Assuming the highest level of performance is achieved, the maximum possible value of the PSUs allocated in FY14, using the market value of our shares on the grant date of the PSUs, was: (a) in the case of Mr. Guerrino De Luca, $315,450; (b) in the case of Mr. Bracken P. Darrell, $2,839,050; (c) in the case of Mr. Marcel Stolk, $946,350; and (d) in the case of Mr. Joseph Sullivan, $630,900.

For FY12: Assuming the highest level of performance is achieved, the maximum possible value of the PSUs allocated in FY12, using the market value of our shares on the grant date of the PSUs, was: (a) in the case of Mr. Guerrino De Luca, $588,600; (b) in the case of Mr. Erik Bardman, Mr. Junien Labrousse and Mr. Werner Heid, $686,700 each; and (c) in the case of Mr. Joseph Sullivan, $490,500.

(2) Reflects amounts earned under the Logitech Management Performance Bonus Plan. This non-equity incentive plan compensation was earned during the applicable fiscal year but, for executive officers, was paid during the next fiscal year in accordance with the terms of the Logitech Management Performance Bonus Plan. For Mr. Doktorczyk, this non-equity incentive plan compensation was earned during fiscal year 2014 under the Logitech Employee Performance Bonus Plan.

(3) Details regarding the various amounts included in this column are provided in the following table entitled "All Other Compensation."

(4) Mr. De Luca received a bonus of $460,000 in September 2013 in recognition for his service as Logitech's acting Chief Executive Officer from July 2011 through January 2013.

(5) Mr. Darrell joined the Company as President on April 9, 2012 and was appointed as Chief Executive Officer of the Company effective January 1, 2013.

(6) Mr. Pilette joined the Company as Chief Financial Officer on September 3, 2013.

(7) Mr. Stolk was designated as an executive officer in September 2013.

(8) Mr. Bardman's service as Senior Vice President, Finance and Chief Financial Officer ended upon his departure from the Company on April 26, 2013.

(9) Mr. Doktorczyk served as interim Principal Financial Officer and Principal Accounting Officer from May 29, 2013 until September 3, 2013. Mr. Doktorczyk was the Company's Vice President of Finance and Corporate Controller throughout fiscal year 2014, but he was not an executive officer.

All Other Compensation Table

Name	Year	Car Use or Service ($)[1]	Tax Preparation Services ($)	401(k) ($)[2]	Group Term Life Insurance ($)	Relocation or Travel in lieu of Relocation ($)[3]	Premium for Deferred Compensation Insurance ($)	Defined Benefit Pension Plan Employer Contrib. ($)[4]	Severance ($)	Other Awards ($)[5]	Total ($)
□uerrino De Luca	FY14	□	□	7,650	8,114	□	□	□	□	□	15,764
	FY13	15,882	□	7,500	7,□32	□	□	□	□	□	31,314
	FY12	16,67□	□	7,350	6,277	□	□	□	□	□	30,306
Bracken P. Darrell	FY14	□	1,525	7,650	4,5□2		□	□	□	□	13,767
	FY13	□	□	5,063	3,321	202,780	□	□	□	15,000	226,164
□incent Pilette	FY14	□	□	1,731	□42	□	□	□	□	□	2,673
Marcel Stolk	FY14	□	□	□	3,268	□	□	105,517	□	□	108,785
L. □oseph Sullivan	FY14	□	□	7,650	6,768	□	□	□	□	□	14,418
	FY13	□	□	7,500	4,858	□	□	□	□	□	12,358
	FY12	□	□	7,350	4,412	□	□	□	□	□	11,762
Former Officers:											
Erik K. Bardman	FY14	□	□	5,063	201	□	□	□	□	57,6□4	62,□58
	FY13	□	□	7,500	2,053	□	□	□	□	□	□,553
	FY12	□	□	7,350	1,□28	□	□	□	□	□	□,278
Michael Doktorczyk	FY14	□	□	7,650	□	□	□	□	□	□	7,650

□1□ Represents the cost to Logitech of □15,882 and □16,67□in fiscal years 2013 and 2012, respectively, related to Mr. □uerrino De Luca□s occasional use of a company car and driver to and from work.

□2□ Represents 401□k□savings plan matching contributions, which are available to all of our regular employees who are on our U.S. payroll.

□3□ Represents costs associated with Mr. Darrell□s relocation from Switzerland to the United States in fiscal year 2013, including airfare, home purchase and sales assistance, tax advice assistance, moving costs, temporary living benefits and other costs.

□4□ Represents the matching contributions to the Logitech Employee Pension Fund in Switzerland for Mr. Marcel Stolk, which are available to all of the Company□s similarly-situated regular employees who are on its Swiss payroll.

□5□ In the case of Mr. Bardman, for fiscal year 2014, he received □57,6□4 as payment for the value of his accrued but unused Personal □ime Off Leave balance. In the case of Mr. Darrell, for fiscal year 2013, this represents a lump sum payment of □15,000, net of taxes, to be applied towards attorney□s fees associated with review of his offer of employment.

GRANTS OF PLAN-BASED AWARDS IN FISCAL YEAR 2014

The following table sets forth certain information regarding grants of plan-based awards to each of our executive officers during fiscal year 2014. For more information, please refer to "Compensation Disclosure and Analysis."

Grants of Plan-Based Awards For Fiscal Year 2014

Name	Type	Grant Date (MM/DD/YY)	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($)	Target ($)	Maximum ($)	Actual ($)[2]	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of or Units (#)[3]	Grant Date Fair Value ($)[4]
Guerrino De Luca	RSU	04/15/13	04/15/13	—	—	—	—	—	—	—	20,000	140,200
	RSU[5]	10/15/13	10/15/13	—	—	—	—	—	—	—	250,000	2,317,500
	PSU[6]	04/15/13	04/15/13	—	—	—	—	15,000	30,000	45,000	—	226,500
	FY14 Bonus	n/a	n/a	250,000	500,000	1,000,000	575,000					
Bracken P. Darrell	RSU	04/15/13	04/15/13	—	—	—	—	—	—	—	177,000	1,240,770
	PSU[6]	04/15/13	04/15/13	—	—	—	—	135,000	270,000	405,000	—	2,038,500
	FY14 Bonus	n/a	n/a	375,000	750,000	1,500,000	862,500	—	—	—		
Vincent Pilette	RSU[7]	0□15/13	0□15/13	—	—	—	—	—	—	—	370,000	3,111,700
	PSU[6]	0□15/13	0□15/13	—	—	—	—	—	2□5,000	442,500	—	1,□55,850
	FY14 Bonus	n/a	n/a	200,000	400,000	800,000	512,000	—	—	—	—	
Marcel Stolk	RSU	04/15/13	04/15/13	—	—	—	—	—	—	—	60,000	420,600
	PSU[6]	04/15/13	04/15/13	—	—	—	—	45,000	□0,000	135,000	—	67□,500
	FY14 Bonus[8]	n/a	n/a	231,876	463,752	□27,504	58□,643	—	—	—	—	
L. Joseph Sullivan	RSU	04/15/13	04/15/13	—	—	—	—	—	—	—	40,000	280,400
	PSU[6]	04/15/13	04/15/13	—	—	—	—	30,000	60,000	□0,000	—	453,000
	FY14 Bonus	n/a	n/a	155,625	311,250	622,500	385,□50	—	—	—	—	

(1) The amounts in these columns reflect possible payouts with respect to each applicable performance period for the fiscal year 2014 bonus programs under the Bonus Plan.

(2) The amounts in this column reflect actual payouts with respect to each applicable performance period for the fiscal year 2014 bonus programs under the Bonus Plan. The actual payout amounts are reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table for fiscal year 2014.

(3) Other than the RSU grant in footnote 5 and as set forth in footnote 7, represents RSUs that vest at a rate of 25% per year over four years, on each yearly anniversary of the grant date.

(4) These amounts do not represent the actual economic value realized by the named executive officer. Amounts in this column represent the grant date fair value of PSUs and RSUs calculated in accordance with Accounting Standards Codification (ASC) 718 but does not include a reduction for forfeitures. For PSUs, that number is calculated by multiplying the value determined using the Monte Carlo method by the target number of units awarded. For RSUs, that number is equal to the closing price of Logitech shares on the grant date multiplied by the number of shares granted. The key assumptions for the valuation of the PSUs are presented in Note 5 to the Consolidated Financial Statements included in Logitech's Annual Report to Shareholders and Annual Report on Form 10-K for fiscal year 2014.

(5) For Mr. De Luca the Compensation Committee set a two-year vesting term with vesting to occur on September 15, 2014 and September 15, 2015. The Compensation Committee also provided for acceleration in case Mr. De Luca was involuntarily removed from his role as Chairman.

(6) Represents performance-based RSU ("PSU"). All shares subject to the PSU vesting conditions are unvested. The actual amount, if any, of shares that will vest under the PSU grants will not be known until April 15, 2016. The actual vesting amount will depend upon the prercentile rank of Logitech TSR against NASDAQ-100 Index TSR.

(7) Mr. Pilette received two RSU grants when he joined the Company in fiscal year 2014, including 1□5,000 RSUs with a one year vesting period and 175,000 RSUs that will vest in equal annual increments over three years, on each yearly anniversary of the grant date.

(8) Mr. Stolk's bonus amounts were converted using the exchange rate of 1 CHF to 1.13 USD as of March 31, 2014.

NARRATIVE DISCLOSURE TO SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS TABLE

Employment Agreements and Offer Letters

We have entered into employment agreements or offer letters with each of our named executive officers. The employment agreements and offer letters generally provide that the compensation of the named executive officer is subject to the sole discretion of the Compensation Committee or the Board of Directors. Other than Mr. Pilette's compensation as a new hire, the compensation earned by the named executive officers in fiscal year 2014 was not the result of any terms of their employment agreements or offer letters.

Performance-Based Vesting Conditions

Please refer to "Compensation Disclosure and Analysis□ Elements of Compensation□ Performance-based cash incentive awards" for a discussion of the performance measures applicable to the Bonus Plan during fiscal year 2014. In addition, please refer to "Compensation Disclosure and Analysis□ Elements of Compensation□ Long-term equity incentive awards" for a discussion of performance measures under the PSUs granted to executive officers during fiscal year 2014.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table provides information regarding outstanding equity awards for each of our named executive officers as of March 31, 2014. This table includes unexercised and unvested stock options, unexercised and unvested performance stock options, unvested PSUs, and unvested RSUs.

Unless otherwise specified, options and RSUs vest at a rate of 25% per year on each of the first four anniversaries of the grant date. Market value for stock options, including Premium Priced Option or PPOs and PSOs, is calculated by taking the difference between the closing price of Logitech shares on the Nasdaq Global Select Market on the last trading day of the fiscal year ($14.8□ on March 31, 2014) and the option exercise price, and multiplying it by the number of outstanding options. Market value for stock awards (RSUs and PSUs) is determined by multiplying the number of shares by the closing price of Logitech shares on the Nasdaq Global Select Market on the last trading day of the fiscal year.

Outstanding Equity Awards at Fiscal 2014 Year-End

		Option Awards					Stock Awards			
Name	Grant Date (MM/DD/YY)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($) / Share	Option Expiration Date (MM/DD/YY)	Market Value of Unexercised Options ($)	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
□uerrino De Luca. . . .	04/08/04	200,000	□	17.20[2]	04/08/14	□	□	□	□	□
	04/01/05	200,000	□	20.□7[3]	04/01/15	□	□	□	□	□
	04/01/06	100,000	□	20.05	04/01/16	□	□	□	□	□
	04/02/07	50,000	□	27.□5	04/02/17	□	□	□	□	□
	04/01/08	15,000	□	26.67	04/01/18	□	□	□	□	□
	04/01/0□	15,000	□	10.64	04/01/1□	63,750	□	□	□	□
	04/11/11	□	□	□	□	□	□	□	30,000	446,700
	01/04/13	□	130,000	7.83	01/04/23	□17,800	□	□	□	□
	04/15/13	□	□	□	□	□	□	□	30,000	446,700
	04/15/13	□	□	□	□	□	20,000	2□7,800	□	□
	10/15/13	□	□	□	□	□	250,000	3,722,500	□	□
	Total	**580,000**	**130,000**				**270,000**	**4,020,300**	**60,000**	**893,400**
Bracken P. Darrell . . .	04/16/12	125,000	375,000	8.03	04/16/22	3,430,000	□	□	□	□
	04/16/12	400,000	□	14.05	04/16/22	336,000	□	□	□	□
	04/16/12	□	400,000	16.06	04/16/22	□	□	□	□	□
	04/16/12	□	400,000	20.08	04/16/22	□	□	□	□	□
	04/16/12	□	□	□	□	□	75,000	1,116,750	□	□
	04/15/13	□	□	□	□	□	□	□	270,000	4,020,300
	04/15/13	□	□	□	□	□	177,000	2,635,530	□	□
	Total	**525,000**	**1,175,000**				**252,000**	**3,752,280**	**270,000**	**4,020,300**
□incent Pilette										
	0□/15/13	□	□	□	□	□	175,000	2,605,750	□	□
	0□/15/13	□	□	□	□	□	1□5,000	2,□03,550	□	□
	Total	—	—	—	—	—	**370,000**	**5,509,300**	—	—
Marcel Stolk										
	01/04/13	□	225,000	7.83	01/04/23	1,588,500	□	□	□	□
	01/04/13	□	□	□	□	□	22,000	327,580	□	□
	04/15/13	□	□	□	□	□	60,000	8□3,400	□	□
	04/15/13	□	□	□	□	□	□	□	□0,000	1,340,100
	Total	—	**225,000**				**82,000**	**1,220,980**	**90,000**	**1,340,100**
L. □oseph Sullivan . . .	11/02/05	25,000	□	20.25	10/24/15	□	□	□	□	□
	03/23/06	25,000	□	1□.□6	03/23/16	□	□	□	□	□
	10/02/06	22,500	□	21.61	10/02/16	□	□	□	□	□
	10/02/07	50,000	□	30.0□	10/02/17	□	□	□	□	□
	10/01/08	50,000	□	22.5□	10/01/18	□	□	□	□	□
	12/12/08	25,000	□	13.48	12/12/18	35,250	□	□	□	□
	06/2□/0□	48,750	□	14.02	06/2□/1□	42,413	□	□	□	□
	01/04/13	□	225,000	7.83	01/04/23	1,588,500	□	□	□	□
	11/15/10	□	□	□	□	□	4,500	67,005	□	□
	04/11/11	□	□	□	□	□	8,000	11□,120	□	□

		Option Awards					Stock Awards			
Name	Grant Date (MM/DD/YY)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($) / Share	Option Expiration Date (MM/DD/YY)	Market Value of Unexercised Options ($)	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
	04/11/11	□	□	□	□	□	□	□	25,000	372,250
	01/04/13	□	□	□	□	□	22,000	327,580	□	□
	04/15/13	□	□	□	□	□	40,000	5□5,600	□	□
	04/15/13	□	□	□	□	□	□	□	60,000	8□3,400
	Total	**246,250**	**225,000**				**74,500**	**1,109,305**	**85,000**	**1,265,650**
Former Officers:										
Erik K. Bardman		□	□	□	□	□	□	□	□	□
	Total	**n/a**	**n/a**							
Michael Doktorczyk. .	08/15/11	□	□	□	□	□	8,750	130,288	□	□
	01/31/12	□	□	□	□	□	2,800	41,6□2	□	□
	01/31/12	□	□	□	□	□	□	□	2,400	35,736
	11/15/12	□	□	□	□	□	6,720	100,061	□	□
	11/15/12	□	□	□	□	□	□	□	3,840	57,178
	02/24/14	□	□	□	□	□	4,500	67,005	□	□
	02/24/14	□	□	□	□	□	□	□	4,450	66,261
	Total	**n/a**	**n/a**				**22,770**	**339,046**	**10,690**	**159,175**

□1□ PSUs are shown at their target amount. □he minimum performance condition of the PSUs granted on □une 2□ 200□ in fiscal year 2010, was not met and therefore no shares vested at the conclusion of the 2-year performance period on □une 2□ 2011. □he actual conversion, if any, of the PSUs granted in fiscal year 2011 into Logitech shares following the conclusion of the 3-year performance period will range between 50□ and 200□ of that target amount, depending upon Logitech□s □SR performance versus the □SR benchmark over the performance period. □he actual conversion, if any, of the PSUs granted in each of fiscal years 2012 and 2014 into Logitech shares following the conclusion of the 3-year performance period will range between 50□ and 150□ of that target amount, depending upon Logitech□s □SR performance versus the □SR benchmark over the performance period.

□2□ □he exercise price of the option as granted □as split-ad□usted□is 15.21 Swiss Francs per share and 17.20 US Dollar per share. CHF amount was converted using the exchange rate of 1 Swiss Franc to 1.13 U.S. Dollar as of March 31, 2014.

□3□ □he exercise price of the option as granted □as split-ad□usted□is 18.55 Swiss Francs per share and 20.□7 US Dollar per share. CHF amount was converted using the exchange rate of 1 Swiss Franc to 1.13 U.S. Dollar as of March 31, 2014.

ENGLISH

OPTION EXERCISES AND STOCK VESTED FOR FISCAL YEAR 2014

□he following table provides the number of shares acquired and the value realized upon exercise of stock options and the vesting of RSUs during fiscal year 2014 by each of our named executive officers. □o shares resulted from PSUs whose performance period ended during fiscal year 2014 because the minimum performance condition was not met.

Option Exercises and Stock Vested for Fiscal Year 2014

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)(1)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)(2)**
□uerrino De Luca	□	□	□	□
Bracken P. Darrell	□	□	25,000	177,250
□incent Pilette	□	□	2□5,000	4,730,325
Marcel Stolk	□	□	17,000	1□3,110
L. □oseph Sullivan	□	□	21,750	241,610
Former Officers:				
Erik K. Bardman	□	□	5,750	40,825
Michael Doktorczyk	□	□	8,015	70,583

□1□ □he value realized equals the difference between the option exercise price and the fair market value of Logitech shares on the date of exercise, multiplied by the number of shares for which the option was exercised.

□2□ Based on the closing trading price of Logitech shares on the □asdaq □lobal Select Market.

PENSION BENEFITS FOR FISCAL YEAR 2014

Marcel Stolk, Senior □ice President, Consumer Computing Platforms Business □roup, is a participant in Logitech□s Swiss Pension plan, which is a benefit offered to all eligible Swiss employees.

□o other executive officers are beneficiaries under any pension plan benefits maintained by Logitech.

Name	**Plan Name**	**Number of Years of Credited Service (#)**	**Present Value of Accumulated Benefit ($)**
□uerrino De Luca	□	n/a	□
Bracken P. Darrell	□	n/a	□
□incent Pilette	□	n/a	□
Marcel Stolk	Logitech Employee Pension Fund	3.00	535,738
L. □oseph Sullivan	□	n/a	□
Former Officers:			
Erik K. Bardman	□	n/a	□
Michael Doktorczyk	□	n/a	□

The following table sets forth information regarding the participation by our named executive officers in the Logitech Inc. U.S. Deferred Compensation Plan during fiscal year 2014 and at fiscal year-end.

Name	Executive Contributions in Last Fiscal Year ($)[1]	Logitech Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)[2]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Guerrino De Luca	—	—	—	—	—
Bracken P. Darrell	—	—	—	—	
Vincent Pilette	—	—	—	—	—
Marcel Stolk	—	—	—	—	—
L. Joseph Sullivan	—	—	70,647	—	4[illegible]7,103
Former Officers:					
Erik K. Bardman	—	—	—	—	—
Michael Doktorczyk	—	—	—	—	—

(1) Amounts are included in the Summary Compensation table in the "Salary" column for fiscal year 2014. All contributions were made under the Logitech Inc. Deferred Compensation Plan.

(2) These amounts are not included in the Summary Compensation table because plan earnings were not preferential or above market.

NARRATIVE DISCLOSURE TO NON-QUALIFIED DEFERRED COMPENSATION TABLE

Please refer to "Compensation Disclosure and Analysis — Other Compensation Elements — Deferred compensation plan" for a discussion of the Logitech Inc. U.S. Deferred Compensation Plan effective January 1, 200[illegible]

PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

We have entered into agreements that provide for payments under certain circumstances in the event of termination of employment of our executive officers. These agreements include:

- Change of control severance agreements, under which an executive officer may receive certain benefits if he or she is subject to an involuntary termination within 12 months after a "change of control" because his or her employment is terminated without cause or because the executive resigns for good reason.
- PSU, RSU, and PSO award agreements that provide for the accelerated vesting of the shares subject to the award agreements under certain circumstances, including the same circumstances as under the change of control agreements.
- Offer letters with Bracken Darrell and Vincent Pilette, under which they are entitled to severance benefits if we terminate their employment without cause or if they resign for good reason.
- An employment agreement with Marcel Stolk, under which he is entitled to receive a three-month notice period if we terminate his employment or if he resigns.

These agreements are described in more detail in the subsections below.

Other than the agreements above, there are no agreements or arrangements for the payment of severance to a named executive officer in the event of his involuntary termination with or without cause.

In fiscal year 2014, Mr. De Luca was awarded an RSU grant of 250,000 shares in recognition of his service as Logitech's acting Chief Executive Officer from July 2011 through January 2013. Given that the award was based on past service, if Mr. De Luca's service with the Company terminates by reason of death or disability or if Mr. De Luca ceases to be Chairman of the Board at the request or upon action of the Board or by action of the Company's shareholders or is not re-elected to the Board, all then unvested RSUs under the award will vest immediately.

There are no agreements providing for payment of any consideration to any non-executive member of the Board of Directors upon termination of his or her services with the Company.

Change of Control Severance Agreements

Each of our executive officers has executed a change of control severance agreement with Logitech. The change of control agreements with Mr. De Luca and Mr. Pilette are slightly different than those of the other executive officers. The purpose of the change of control agreements is to support retention in the event of a prospective change of control.

Under the change of control agreement, each executive officer is eligible to receive the following benefits, should the executive officer be subject to an involuntary termination within 12 months after a "change of control" because his or her employment is terminated without cause or the executive resigns for good reason:

- The continuation of the executive's "current compensation" for 12 months (except in the case of Mr. Pilette, which is 18 months if he is terminated or resigns for good reason in the first two years of his employment);
- Continuation of health insurance benefits for up to 12 months;
- Acceleration of vesting for all stock options held by the executive;
- Acceleration of other employee equity incentives held by the executive if provided for under the terms of the grant agreement for the equity incentive; and
- Executive-level outplacement services of a value of up to $5,000.

The term "current compensation" includes:

- The greater of (i) the executive's annual base salary in effect immediately prior to the executive's termination and (ii) the executive's annual base salary in effect on the date of the Change of Control Agreement; plus
- The amount of the executive's annual bonuses for the fiscal year preceding the fiscal year in which severance benefits become payable to the executive.

The change of control agreement defines the term "change of control" to mean:

- A merger or consolidation of Logitech with another corporation resulting in a greater than 50% change in the total voting power of Logitech or the surviving company immediately following the transaction;
- The complete liquidation of Logitech;
- The sale or other disposition of all or substantially all of Logitech's assets; or
- The acquisition by any person of securities of Logitech representing 50% or more of the total voting power of Logitech's outstanding shares.

The change of control agreement with Mr. De Luca is the same as for the other executive officers, except that only those stock options granted by the Company to him before January 28, 2008, while he was serving as Chief Executive Officer, are subject to acceleration under the agreement. Options granted to him after January 28, 2008 are not subject to acceleration.

The change of control agreement with Mr. Pilette is the same as for the other executive officers, except that (i) the continuation of the executive's "current compensation" is for 18 months if Mr. Pilette's employment is terminated following a change of control during the first two years of his employment, and (ii) current compensation is based on base salary and annual target bonus.

PSO Award Agreements

The PSO award agreements from named executive officers provide for the acceleration of the time-based vesting of the PSOs subject to the award agreements if the named executive officer resigns for good reason with 12 months after a change of control. In addition, the PSO award agreements for named executive officers, including Mr. De Luca, provide for the acceleration of the time-based vesting of the PSOs if the named executive officer is terminated for any reason other than cause or resigns for good reason within 12 months after a change of control. In any case, the PSO award agreements will not vest except to the extent that the performance-based vesting conditions have been attained.

PSU and RSU Award Agreements

The PSU and RSU award agreements for named executive officers other than Mr. De Luca provide for the acceleration of vesting of the RSUs and PSUs subject to the award agreements under the same circumstances and conditions as under the change of control agreements—namely, if the named executive officer is subject to an involuntary termination within 12 months after a change of control because his or her employment is terminated without cause or the executive resigns for good reason. In the event of such an involuntary termination:

- All shares subject to the RSUs will vest.
- 100% of the shares subject to the PSUs will vest if the change of control occurred within one year after the grant date of the PSUs. If the change of control occurred more than one year after the grant date of the PSUs, the number of shares subject to the PSU that will vest will be determined by applying the performance criteria under the PSUs as if the performance period had ended on the date of the change of control. .

Bracken Darrell Offer Letter

We entered into an offer letter with Bracken Darrell dated March 13, 2012. Under his offer letter, in the event he is terminated without "cause" or resigns (within 30 days after Logitech fails to remedy the condition reported to be good reason during a 30-day cure period) for good reason, other than after a change of control, he is entitled to receive severance benefits as follows:

- If the termination had occurred within one year after his employment start date (note that, as of April □, 2013, the one-year anniversary of his employment start date, Mr. Darrell is no longer entitled to these benefits), he would have been entitled to:
  - an amount equal to 200% of his then-current annual base salary, less applicable withholdings, plus
  - an amount equal to 200% of his then-current annual targeted bonus amount, less applicable withholdings, plus
  - 25% of his initial stock option grant for 500,000 Logitech shares and 25% of his initial restricted stock unit grant for 100,000 shares will accelerate and vest.
- If the termination had occurred more than one year but within two years after his employment start date (note that, as of April □, 2014, the two-year anniversary, Mr. Darrell is no longer entitled to these benefits), he would have been entitled to:
  - an amount equal to 150% of his then-current annual base salary, less applicable withholdings, plus
  - an amount equal to 150% of his then-current annual targeted bonus amount, less applicable withholdings.
- If the termination occurs more than two years after his employment start date, he is entitled to:
  - an amount equal to 100% of his then-current annual base salary, less applicable withholdings, plus
  - an amount equal to 100% of his then-current annual targeted bonus amount, less applicable withholdings.

In each case, Mr. Darrell would also be entitled to have Logitech pay the premiums to continue his group health insurance coverage under COBRA during the applicable severance period, subject to any maximum length of coverage limits under applicable law or until he becomes eligible for benefits from a subsequent employer.

"Cause" in Mr. Darrell's offer letter is defined as: (i) theft, dishonesty, misconduct or falsification of any employment or Logitech records; (ii) improper disclosure of Logitech's confidential or proprietary information; (iii) failure or inability to perform any assigned duties after written notice from Logitech of, and a reasonable opportunity to cure, such failure or inability; (iv) conviction (including any plea of guilty or no contest) of a felony, or of any other criminal act if that act impairs his ability to perform his duties; or (v) failure to cooperate in good faith with a governmental or internal investigation of Logitech or its directors, officers or employees, if Logitech has requested his cooperation. "Good reason" in Mr. Darrell's offer letter is defined as: (i) a material reduction of his authority, duties or responsibilities, or (ii) if, by January 31, 2013, he is not reporting directly to the Logitech International Board of Directors as Chief Executive Officer. Mr. Darrell became Chief Executive Officer, reporting directly to the Board, on January 1, 2013.

If any amounts become payable to Mr. Darrell under his change of control agreement, or any successor agreement, the aggregate amount of any amounts payable to Mr. Darrell under his offer letter will be reduced to the extent necessary so as to prevent the duplication of severance payments to him.

If amounts payable to Mr. Darrell under any arrangement or agreement with Logitech are payable as a result of a change of ownership or control of Logitech and exceed the amount allowed under section 280G of the Code, and would be subject to the excise tax imposed by section 4999 of the Code, then, prior to the making of any Payments to Mr. Darrell, a "best-of" calculation will be made comparing (1) the total benefit to Mr. Darrell from the Payments after payment of the excise tax, to (2) the total benefit to Mr. Darrell if the Payments are reduced to the extent necessary to avoid being subject to the excise tax, and Mr. Darrell will be entitled to the Payments under the more favorable outcome.

Vincent Pilette Offer Letter

We entered into an offer letter with Vincent Pilette dated August 26, 2013. Under his offer letter, in the event he is terminated within the first two years after his employment start date without "cause" or resigns for good reason, other than after a change of control, he is entitled to receive severance benefits as follows:

- An amount equal to 100% of his then-current annual base salary, less applicable withholdings; plus
- An amount equal to 100% of his then-current annual targeted bonus amount, less applicable withholdings; plus
- One-third of his initial RSU grant for 175,000 units will accelerate and vest (as of September 15, 2014, 116,666 shares from this grant remain unvested); plus
- If the separation of service had occurred within the first year of service (note that, as of September 3, 2014, the one-year anniversary, Mr. Pilette is no longer entitled to these benefits), 100% of his initial RSU grant for 175,000 units would have accelerated and vested (as of September 15, 2014, this grant was completely vested); plus
- Executive-level outplacement services, in the amount of up to $15,000.

In each case, Mr. Pilette would also be entitled to have Logitech pay the premiums to continue his group health insurance coverage under COBRA for a period up to 12 months or until he becomes eligible for benefits from a subsequent employer.

"Cause" in Mr. Pilette's offer letter is defined as: (i) willful dishonesty or fraud with respect to the business affairs of Logitech; (ii) intentional falsification of any employment or Logitech records, (iii) conviction (including any plea of guilty or no contest) of a felony which the Board of Directors of Logitech International reasonably believes materially impairs his ability to perform his duties for Logitech or adversely affects Logitech's reputation or standing in the community, (iv) a willful act by him which constitutes misconduct (including, but not limited to, improper use or disclosure of the confidential or proprietary information of Logitech) and is injurious to Logitech, or (v) continued willful violations by him of his obligations to Logitech after there has been delivered to him a written demand for performance from Logitech which describes the basis for Logitech's belief that he have not substantially performed his duties.

"Good reason" in Mr. Pilette's offer letter is defined as: (i) a substantial reduction of the facilities and perquisites (including office space and location) available to him immediately prior to such reduction, without his expressed written consent and without good business reasons, (ii) a material reduction of his base salary, (iii) a material reduction in the kind or level of employee benefits to which he is entitled immediately prior to such reduction, with the result that his overall benefits package is significantly reduced, (iv) his relocation to a facility or location more than thirty (30) miles from his current location, without his expressed written consent, (v) the failure of Logitech and Logitech International to obtain the assumption of his letter agreement by any successor, or (vi) a material reduction of his duties, position or responsibilities relative to his duties, position or responsibilities in effect immediately prior to such reduction, without his expressed written consent ("demotion").

If any amounts become payable to Mr. Pilette under his change of control agreement, or any successor agreement, the aggregate amount of any amounts payable to Mr. Pilette under his offer letter will be reduced to the extent necessary so as to prevent the duplication of severance payments to him.

If amounts payable to Mr. Pilette under any arrangement or agreement with Logitech are payable as a result of a change of ownership or control of Logitech and exceed the amount allowed under section 280G of the Code, and would be subject to the excise tax imposed by section 4999 of the Code, then the Payments are reduced to the extent necessary to avoid being subject to the excise tax.

Tables of Potential Payments Upon Termination or Change in Control

The table below estimates the amount of compensation that would be paid in the event of an involuntary termination of a listed executive officer without cause after a change in control, assuming that each of the terminations was effective as of March 31, 2014, subject to the terms of the change of control agreement and the terms of the PSO, PSU and RSU award agreements with each of the listed executive officers.

For Mr. Darrell and Mr. Pilette, the additional table below estimates the amount of compensation that would have been paid in the event of an involuntary termination without cause, assuming that the termination was effective as of March 31, 2014, subject to the terms of the agreements with them. As of March 31, 2014, no compensation amounts were payable to any named executive officer in the event of a mutual agreement to terminate employment, whether upon retirement or otherwise.

ENGLISH

The price used for determining the value of accelerated equity in the tables below was the closing price of Logitech's shares on the Nasdaq Global Select Market on March 31, 2014, the last business day of the fiscal year, of $14.8□. For those unvested options held by Mr. De Luca that have exercise prices denominated in Swiss Francs, the U.S. Dollar equivalent of such exercise prices as of March 31, 2014 were calculated based on a Swiss Franc to U.S. Dollar exchange rate on March 31, 2014 of 1 to 1.13.

Potential Payments Upon Involuntary Termination After Change in Control

Name	Base Salary[1]	Bonus[2]	Other Benefits[3]	Value of Accelerated Equity Awards[4]	280G cut-back[5]	Total
Guerrino De Luca.	500,000	575,000	13,465	4,467,000	—	**5,555,465**
Bracken P. Darrell[6] . . .	750,000	862,500	30,41[illegible]	10,345,080	—	**11,987,999**
Vincent Pilette	750,000	600,000	23,465	5,50[illegible],300	(610,682)	**6,072,083**
Marcel Stolk	580,363	583,753	8,657	3,355,330	n/a	**4,528,103**
L. Joseph Sullivan.	415,000	385,[illegible]50	22,713	2,7[illegible]6,[illegible]55	(1,156,51[illegible])	**2,464,107**

(1) Represents fiscal year 2014 annual base salary in effect on March 31, 2014. Mr. Pilette's agreement calls for 18 months of compensation continuation if his employment is terminated following a change of control during the first two years of his employment. Thereafter, Mr. Pilette is eligible for 12 months of compensation continuation. Mr. Stolk's salary amount was converted using the exchange rate of 1 CHF to 1.13 USD as of March 31, 2014.

(2) Bonuses paid for fiscal year 2014 except for Mr. Pilette. Mr. Pilette's agreement provides for bonus based on annual target bonus. Mr. Stolk's bonus amount was converted using the exchange rate of 1 CHF to 1.13 USD as of March 31, 2014.

(3) Represents the estimated cost of medical and other health insurance premiums (COBRA) for one year after termination and $5,000 in outplacement services ($15,000 for Mr. Pilette).

(4) Represents, as of March 31, 2014, the aggregate intrinsic value (market value less exercise price) of unvested options and the aggregate market value of shares underlying all unvested RSUs PSUs, in each case held by the named executive officer as of March 31, 2014. For minimum performance conditions under the terms of the PSOs granted January 4, 2013, 50% of the conditions were met therefore, 50% of value were attributed to the shares subject to such PSOs. For the PSUs granted April 15, 2013, as of March 31, 2014 the performance condition were at a level which would have produced a payout percentage of 150% therefore, 150% of value were attributed to the shares subject to such PSUs. The minimum performance conditions for two of the PSOs granted to Mr. Darrell on April 16, 2012 were not met as of March 31, 2014 therefore no value were attributed to the shares subject to such PSOs. Mr. De Luca does not receive any acceleration of RSU or PSU vesting.

(5) Under the Change of Control agreements for the executive officers listed above other than Mr. Darrell, there is a "280G cut-back" so that, in effect, the maximum value of the cash payments plus accelerated equity awards to which an executive is entitled under the agreement is just under 3 times the average annual taxable compensation paid by Logitech to the executive in the prior five taxable years, calculated in accordance with the U.S. Tax Code.

(6) For Mr. Darrell, if amounts payable under any arrangement or agreement with Logitech are payable as a result of a change of ownership or control of Logitech and exceed the amount allowed under section 280G of the Code, and would be subject to the excise tax imposed by section 4999 of the Code, then, prior to the making of any Payments to Mr. Darrell, a "best-of" calculation will be made comparing (1) the total benefit to Mr. Darrell from the Payments after payment of the excise tax, to (2) the total benefit to Mr. Darrell if the Payments are reduced to the extent necessary to avoid being subject to the excise tax, and Mr. Darrell will be entitled to the Payments under the more favorable outcome.

Potential Payments Upon Involuntary Termination

Name	Base Salary	Bonus	Equity	Total
Bracken Darrell *(if terminating between April 2013 - April 2014)*	□1,125,000[1]	□1,125,000[2]	n/a	**$2,250,000**
Bracken Darrell *(if terminating between April 2014 - April 2015)*	□ 750,000[3]	□ 750,000[4]	n/a	**$1,500,000**
□incent Pilettte *(if terminating between September 2013 - September 2014)*	□ 500,000[5]	□ 400,000[6]	□3,772,128[7]	**$4,672,128**
□incent Pilettte *(if terminating between September 2014 - September 2015)*	□ 500,000[8]	□ 400,000[□]	□ 868,578[10]	**$1,768,578**

□1□ Represents 150□ of Mr. Darrell□s fiscal year 2014 annual base salary in effect on March 31, 2014.

□2□ Represents 150□ of Mr. Darrell□s fiscal year 2014 target bonus in effect on March 31, 2014.

□3□ Represents 100□ of Mr. Darrell□s fiscal year 2014 annual base salary in effect on March 31, 2014.

□4□ Represents 100□ of Mr. Darrell□s fiscal year 2014 target bonus in effect on March 31, 2014.

□5□ Represents 100□ of Mr. Pilette□s fiscal year 2014 annual base salary in effect on March 31, 2014.

□6□ Represents 100□ of Mr. Pilette□s fiscal year 2014 annual base salary in effect on March 31, 2014.

□7□ Represents value of 33□ vesting of Mr. Pilette□s initial restricted stock unit grant for 175,000 shares □as of September 15, 2014 this grant was completely vested□and 100□ of Mr. Pilette□s restricted stock unit grant for 1□5,000 shares □as of September 15, 2014, 116,666 shares from this grant remain unvested□using Logitech□s stock price in effect on March 31, 2014.

□8□ Represents 100□ of Mr. Pilette□s fiscal year 2014 annual base salary in effect on March 31, 2014.

□□□ Represents 100□ of Mr. Pilette□s fiscal year 2014 annual base salary in effect on March 31, 2014.

□10□ Represents value of 33□ vesting of Mr. Pilette□s initial restricted stock unit grant for 175,000 shares □as of September 15, 2014 this grant was completely vested□using Logitech□s stock price in effect on March 31, 2014.

COMPENSATION OF DIRECTORS

For fiscal year 2014, the compensation of the members of the Board of Directors that are not Logitech employees, or non-employee directors, was established by the Committee for Board Compensation, which at the time consisted of □uerrino De Luca, our Chairman. For fiscal year 2015, the Committee for Board Compensation has been terminated, and the compensation of non-employee directors will be determined by the Compensation Committee, consisting entirely of independent directors, and recommended to the full Board for approval.

□he general policy is that compensation for non-employee directors should be a mix of cash and equity-based compensation. For fiscal year 2014, to assist the committee in its annual review of director compensation, Logitech□s compensation department provided director pay practices and compensation data compiled from the annual reports and proxy statements of companies within the □ASDA□ 100 and technology companies generally considered comparable to Logitech.

For fiscal year 2014, cash compensation of non-employee directors consists solely of annual retainers based on Board and committee service and payment for travel days in connection with Board meetings. □on-employee directors also receive an annual RSU grant based on a fixed market value. □hese grants vest on the one-year anniversary of Board service. For fiscal year 2014, the annual RSU grant value was ad□usted from CHF 120,000 □□135,6□2□to CHF 135,000 □□152,654□to reflect increases in the market for board compensation.

ENGLISH

Directors who are Logitech employees do not receive any compensation for their service on the Board of Directors. Non-employee director compensation currently consists of the following elements:

	Total (CHF)	Total ($)[1]
Annual cash retainer	60,000	67,846
An additional annual cash retainer for the lead independent director	20,000	22,615
Annual retainer for the Audit Committee chair	40,000	45,231
Annual retainer for the Compensation Committee chair	30,000	33,□23
Annual retainer for non-chair Audit Committee members.	15,000	16,□62
Annual retainer for non-chair Compensation Committee members	10,000	11,308
Annual retainer for Nominating Committee members.	3,000	3,3□2
Annual RSU grant	135,000	152,654
Compensation for the number of travel days spent traveling to attend Board and committee meetings, per day rate	2,500	2,827
Reimbursement of reasonable expenses for non-local travel (business class)		

(1) CHF amount was converted using the exchange rate of 1 Swiss Franc to 1.13 U.S. Dollar as of March 31, 2014.

Except for fees earned between Logitech's 2013 Annual General Meeting and 2014 Annual General Meeting, non-employee Board members may elect to receive their Board fees in shares, net of withholdings. Any such shares are to be issued under the 2006 Stock Incentive Plan.

The following table summarizes the total compensation earned or paid by Logitech during fiscal year 2014 to continuing members of the Board of Directors who were not executive officers as of March 31, 2014. Because the table is based on Logitech's fiscal year, and annual service for purposes of Board compensation is measured between the dates of Logitech's Annual General Meeting, usually held in September each year, the amounts in the table do not necessarily align with the description of Board compensation above.

Information regarding compensation paid to and the option and stock awards held by Guerrino De Luca and Bracken Darrell, the members of the Board of Directors that are Logitech executive officers as of fiscal year-end 2014, are presented in the Summary Compensation Table and the Outstanding Equity Awards at Fiscal Year-End Table, respectively.

Non-Employee Director Summary Compensation for Fiscal Year 2014

Name	Fees Earned In Cash ($)[1]	Stock Awards ($)[2]	Total ($)
Daniel Borel	73,535	14□,224	222,75□
Matthew Bousquette	154,611	147,016	301,627
Erh-Hsun Chang[3]	41,010	□	41,010
Kee-Lock Chua	117,□38	147,016	264,□54
Sally Davis	117,467	14□,224	266,6□1
Didier Hirsch	118,315	147,016	265,331
Neil Hunt	□6,161	147,016	243,177
Monika Ribar	108,888	14□,224	258,112

(1) CHF amount was converted using the exchange rate of 1 Swiss Franc to 1.13 U.S. Dollar as of March 31. 2014.

(2) Amounts shown do not reflect compensation actually received by the director. Instead, the amount shown is the aggregate grant date fair value of stock-related awards in fiscal year 2014 computed in accordance with ASC Topic 718 -- Compensation -- Stock Compensation, disregarding forfeiture assumptions. The market value used to calculate the aggregate value on March 31, 2014 was $14.8□

(3) Mr. Chang did not stand for re-election as a director at the Annual General Meeting in September 2013.

□he following table presents additional information with respect to the equity awards held as of March 31, 2014 by members of the Board of Directors who were not executive officers as of fiscal year-end.

In 2010, Logitech began granting RSUs instead of stock options to continuing non-employee directors. □he RSUs granted since fiscal year 2010 fully vest on approximately the one-year anniversary date of the grant.

Market value for stock options is calculated by taking the difference between the closing price of Logitech shares on the □asdaq □lobal Select Market on the last trading day of the fiscal year □□14.8□on March 31, 2014□ and the option exercise price, and multiplying it by the number of outstanding options. Market value for RSUs is determined by multiplying the number of shares by the closing price of Logitech shares on the □asdaq □lobal Select Market on the last trading day of the fiscal year.

Certain of the options as granted have exercise prices denominated in Swiss Francs. □he U.S. Dollar exercise price in the table below for such options is based on a Swiss Franc to U.S. Dollar exchange rate on March 31, 2014 of 1 to 1.13.

Outstanding Equity Awards for Non-Employee Directors at Fiscal 2014 Year-End

		Option Awards				Stock Awards	
Name	Grant Date (MM/DD/YY)	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)[1]	Option Exercise Price / Share ($)	Market Value of Unexercised Options ($)	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)
Daniel Borel	0□05/13	□	□	□	□	18,400	273,□76
	Total	—	—			**18,400**	**273,976**
Matthew Bousquette. . .	06/16/05	60,000	□	15.41	□	□	□
	0□10/08	15,000	□	23.2□	□	□	□
	0□05/13	□	□	□	□	18,400	273,□76
	Total	**75,000**	—			**18,400**	**273,976**
Kee-Lock Chua.	06/16/06	15,000	□	1□.43	□	□	□
	0□05/13	□	□	□	□	18,400	273,□76
	Total	**15,000**	—			**18,400**	**273,976**
Sally Davis	06/20/07	30,000	□	38.□2[3]	□	□	□
	0□05/13	□	□	□	□	18,400	273,□76
	Total	**30,000**	—			**18,400**	**273,976**
Didier Hirsch	0□05/12	□	□	□	□	18,132[5]	26□,□85
	0□06/13	□	□	□	□	18,400	273,□76
	Total	—	—	—	—	**36,532**	**543,961**
□eil Hunt.	0□05/13	□	□	□	□	18,400	273,□76
	Total	—	—			**18,400**	**273,976**
Monika Ribar	06/24/04	80,000	□	16.58[4]	□	□	□
	06/20/07	15,000	□	38.□2[3]	□	□	□
	0□05/13	□	□	□	□	18,400	273,□76
	Total	**95,000**	—			**18,400**	**273,976**

□1□ Unless otherwise indicated, the shares sub□ect to these options vest and become exercisable at a rate of 33□ per year over three years from the grant date, on each yearly anniversary of the grant date.

□2□ Unless otherwise indicated, the shares sub□ect to these stock awards vest in full on August 31 □approximately one year□following the grant date.

□3□ □he exercise price of the option as granted is 34.45 Swiss Francs per share.

ENGLISH

(4) The exercise price of the option as granted (as split-adjusted) is 14.68 Swiss Francs per share.

(5) Represents a stock award of 27,200 shares, granted to Mr. Hirsch as a new director in 2012, which vests at a rate of 33% per year over 3 years from the grant date, on each yearly anniversary of the grant date.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes the shares that may be issued upon the exercise of options, (including PSOs and PPOs), RSUs, PSUs, and other rights under our employee equity compensation plans as of March 31, 2014. These plans include the 1996 Employee Share Purchase Plan (U.S.) and 2006 Employee Share Purchase Plan (Non-U.S.) (together, the "ESPPs"), 2006 Stock Incentive Plan and 2012 Stock Inducement Equity Plan. The table also includes shares that may be issued upon the exercise of outstanding options under the 1996 Stock Plan (this plan terminated in 2006).

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights[1]	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a)) (#)
Equity Compensation Plans Approved by Security Holders	14,130,206[2]	$17	17,403,075
Equity Compensation Plans Not Approved by Security Holders	1,775,000[3]	14	—
Total	15,905,206	$17	17,403,075

(1) The weighted average exercise price is calculated based solely on outstanding options.

(2) Includes options and rights to acquire shares outstanding under our 1996 Employee Share Purchase Plan (U.S.), 2006 Employee Share Purchase Plan (Non-U.S.), 2006 Stock Incentive Plan and 1996 Stock Plan (which plan terminated in 2006).

(3) Includes options and rights to acquire shares outstanding under our 2012 Stock Inducement Equity Plan adopted under the Nasdaq rules.

2012 Stock Inducement Equity Plan

Under the 2012 Stock Inducement Equity Plan, stock options and RSUs may be granted to eligible employees to serve as inducement material to enter into employment with the Company. Awards under the 2012 Stock Inducement Equity Plan may be conditioned on continued employment, the passage of time or the satisfaction of performance vesting criteria, based on individual written employment offer letters. The 2012 Stock Inducement Equity Plan has an expiration date of March 31, 2022. As of March 31, 2014, an aggregate of 1,800,000 shares was reserved for issuance under the 2012 Stock Inducement Equity Plan. As of March 31, 2014, no shares were available for issuance under this plan.

2006 Stock Incentive Plan

The Logitech International S.A. 2006 Stock Incentive Plan provides for the grant to eligible employees and non-employee members of the Board of Directors of stock options, stock appreciation rights, restricted stock, and restricted stock units. As of March 31, 2014, Logitech has granted stock options (including PSOs), RSUs, and PSUs under the 2006 Stock Incentive Plan and has made no grants of restricted shares or stock appreciation rights. Stock options granted under the 2006 Stock Incentive Plan generally will have terms not exceeding ten years and will be issued at exercise prices not less than the fair market value on the date of grant. Awards under the 2006 Stock Incentive Plan may be conditioned on continued employment, the passage of time, or the satisfaction of performance vesting criteria. As of March 31, 2014, an aggregate of 24.8 million shares is reserved for issuance under the 2006 Stock Incentive Plan. As of March 31, 2014, a total of 9,136,375 shares were available for issuance under this plan.

1996 Stock Plan

Under the 1996 Stock Plan, Logitech granted options for shares. Options issued under the 1996 Stock Plan generally vest over four years and remain outstanding for periods not to exceed ten years. Options were granted at exercise prices of at least 100% of the fair market value of the shares on the date of grant. Logitech made no grants of restricted shares, stock appreciation rights, or stock units under the 1996 Stock Plan. No further awards will be granted under the 1996 Stock Plan.

Each option issued under the 1996 Stock Plan entitles the holder to purchase one share of Logitech International S.A. at the exercise price.

Employee Share Purchase Plans

Logitech maintains two employee share purchase plans, one for employees in the United States and one for employees outside the United States. The plan for employees outside the United States is named the 2006 Employee Share Purchase Plan (Non-U.S.) or 2006 ESPP, and was approved by the Board of Directors in June 2006. The plan for employees in the United States is named the 1996 Employee Share Purchase Plan (U.S.) or 1996 ESPP. The 1996 ESPP was the worldwide plan until the adoption of the 2006 ESPP in June 2006. Under both plans, eligible employees may purchase shares with up to 10% of their earnings at the lower of 85% of the fair market value at the beginning or the end of each six-month offering period. Purchases under the plans are limited to a fair value of $25,000 in any one year, calculated in accordance with U.S. tax laws. During each offering period, payroll deductions of employee participants are accumulated under the share purchase plan. Subject to continued participation in these plans, purchase agreements are automatically executed at the end of each offering period. A total of 2[illegible] million shares have been reserved for issuance under both the 1996 and 2006 ESPPs. As of March 31, 2014, a total of 8,266,700 shares were available for issuance under these plans.

APPENDIX A

Proposed Changes to the Articles of Incorporation of Logitech International S.A.

The table below shows the changes to the Articles of Incorporation of Logitech International S.A. proposed under agenda proposal 4 above.

The changes marked below are changes to the unofficial English version of the Company's Articles of Incorporation. These changes are presented for information purpose only, and do not have any official character. Only the changes proposed to the official French version of the Articles of Incorporation are binding in law.

Current text	Proposed Text	Explanation
Articles 1 to 5	[Unchanged]	
Article 6		
The Company shall maintain a share register which lists the names of the owners and beneficiaries of the shares as well as their domiciles.	[Unchanged]	
Only those persons entered in the share register as owners shall be deemed to be shareholders of the Company.	[Unchanged]	
The transfer of share ownership shall require delivery of the properly endorsed share certificate to the purchaser.	The transfer of ~~share~~ ownership **of certificated shares** shall require delivery of the properly endorsed share certificate to the purchaser.	Clarification to reflect the share transfer regime currently applicable under Swiss corporation law.
	The transfer of ownership of shares held as book entry securities shall be carried out according to the provisions of the Swiss Book Entry Securities Act.	
Registered shares not incorporated into a certificate as well as the respective rights associated therewith which are not incorporated into any certificate may be transferred only by assignment. Such assignment shall be valid only if the Company has been notified thereof.	Registered shares not incorporated into a certificate **and that are not held as book entry securities** as well as the respective rights associated therewith which are not incorporated into any certificate may be transferred only by assignment. Such assignment shall be valid only if the Company has been notified thereof.	
When a shareholder appoints a bank as his agent to manage registered shares not incorporated into a certificate, such shares and the respective rights attached thereto likewise not incorporated into any certificate may be transferred only with the consent of said bank. Share pledging shall be possible only for the benefit of that bank; it is not necessary that the Company be notified.	[Repealed]	

Current text	Proposed Text	Explanation
Article 7	(Unchanged)	
Article 8		
The general meeting of shareholders shall be the supreme authority of the Company. It holds the inalienable rights provided for under Art. 698 of the CO.	The general meeting of shareholders shall be the supreme authority of the Company. It holds the inalienable rights provided ~~for under Art. 698 of the CO~~ by law.	Clarification to reflect the fact that the inalienable rights are not provided for only under Art. 698 of the CO.
The general meeting of shareholders shall convene at the place designated by the Board of Directors.	(Unchanged)	
One or more shareholders who represent together at least ten percent of the share capital may demand that a general meeting of the shareholders be called. One or more shareholders, who represent together shares representing at least the lesser of (i) one (1) percent of the share capital or (ii) an aggregate nominal value of CHF 1,000,000 (one million Swiss Francs), may demand that an item be included on the agenda for a shareholders' meeting. A shareholder demand to call a meeting and to include an item on the agenda shall be made in writing and shall describe the matters to be considered and any proposals to be made to the shareholders. Such written request shall be received by the Board of Directors at least sixty (60) days before the date proposed for the general meeting of shareholders.	(Unchanged)	
Articles 9 to 10	(Unchanged)	
Article 11		
Any shareholder may appoint a representative who need not be a shareholder, provided that person holds a written proxy. Members of the Board of Directors who are present shall decide whether to accept or refuse such proxies.	(Unchanged)	

ENGLISH

Current text	Proposed Text	Explanation
	Statutory provisions relating to the representations of shareholders by the independent proxy are reserved.	Under the Ordinance Against Excessive Compensation by Listed Companies (**“ECLCO”**), commonly referred to as the “Minder Ordinance”, which entered into effect on January 1, 2014, only the independent proxy appointed by shareholders can act in a capacity as an institutional representative of shareholders at general meeting. The Company is no longer allowed to represent shareholders at a general meeting of shareholders.
Article 12	(Unchanged)	
Article 13		
In the absence of any provision to the contrary in the law or these Articles of Incorporation, the general meeting of shareholders shall make resolutions and proceed to elections by an absolute majority of the votes cast. In the event of a tie vote, the vote of the chairman shall decide.	(Unchanged)	
As a general rule, voting and elections shall be conducted by a show of hands; however, a secret ballot shall be used when the chairman so orders or when 25 shareholders present at the meeting shall so request.	As a general rule, voting and elections shall be conducted by a show of hands; however, a secret ballot shall be used when the ~~chairman~~ **Chairman of the General Meeting** so orders or when 25 shareholders present at the meeting shall so request. **An electronic vote shall be deemed a secret ballot**.	Clarification to reflect the generalization of electronic voting at general meetings.

Current text	Proposed Text	Explanation
B. BOARD OF DIRECTORS		
Article 14		
□he Board of Directors of the Company shall be composed of at least three members appointed by the general meeting of shareholders for a term of one year and who shall be indefinitely re-eligible.	□he Board of Directors of the Company shall be composed of at least three members ~~appointed~~ **elected individually** by the ~~general meeting of shareholders~~ □eneral Meeting. for a term of ~~one year~~ **office expiring after completion of the subsequent Annual General Meeting** and who shall be indefinitely re-eligible.	Under the ECLCO, the members of the Board must be elected annually and individually. □he term of office mandatorily ends at the closing of the subsequent Annual □eneral Meeting.
	□he **Chairman of the Board of Directors shall also be appointed by the General Meeting for a term of office expiring after completion of the subsequent Annual General Meeting and who shall be indefinitely re-eligible.**	ECLCO requires that the Chairman of the Board be elected by shareholders. □he term of office mandatorily ends at the closing of the subsequent Annual □eneral Meeting.
□he Board of Directors shall organize itself. It shall be called to a meeting by the chairman as often as business requires.	**Unless provided otherwise in the law or these Articles of Incorporation, the** Board of Directors shall organize itself. It shall be ~~called to a meeting by the chairman as often as business requires~~ **entitled to elect one or more vice-chairmen, who shall assume the responsibilities of the Chairman of the Board of Directors if the latter is incapacitated.**	Swiss law provides that, absent provisions to the contrary in the Articles of Incorporation, if the Chairman is incapacitated during his or her term of office, the Board appoints a substitute for the period until the following Annual □eneral Meeting.
Article 15	□Unchanged□	
Article 16		
□he Board of Directors shall have the non-transferable and inalienable powers provided for under Art. 716a of the CO.	□Unchanged□	
It may make decisions on any matters which have not been reserved to the general meeting of shareholders.	It may make decisions on any matters which have not been reserved to ~~the general meeting of shareholders~~ **another corporate body of the Company pursuant to the law or these Articles of Incorporation.**	Clarification to reflect the fact that the Articles of Incorporation now grant specific powers to the Compensation Committee.

ENGLISH

Current text	Proposed Text	Explanation
Article 17		
The Board of Directors may, in compliance with the organizational regulations, entrust the management and the representation of the Company to one or more of its members (delegates) or to third parties (managers) who need not be shareholders.	The Board of Directors may, in compliance with the organizational regulations, entrust the management and the representation of the Company to one or more of its members ~~(delegates)~~ or to ~~third parties~~ ~~(managers)~~ **other natural persons** who need not be shareholders **(the "Management Team").**	ECLCO prohibits the Board to delegate powers to a body corporate.
	Article 17 bis	
(No corresponding provision)	**No member of the Board of Directors shall assume more than ten (10) mandates in supreme management or supervisory bodies of legal entities outside the Logitech group, of which no more than four (4) may be in listed companies. In addition, Members of the Board of Directors may assume up to ten (10) non-remunerated mandates in the governing bodies of charitable or similar organizations. The Chairman of the Board of Directors must be informed of such mandates.** **The limits contemplated in the preceding paragraph does not apply to mandates:** **a) for companies controlled by the Company or that control the Company;** **b) that a member of the Board of Directors assumes at the request of the Company or of a company controlled by it; and** **c) for companies that are not required to be registered in the commercial registry in Switzerland or in an equivalent registry outside of Switzerland.**	ECLCO requires that the Articles of Association specify the maximum number of mandates that members of the Board of Directors can assume outside the group formed by the company and its subsidiaries.
	Mandates for legal entities under common control or at the request of such legal entities are counted as one single mandate for the purpose of this Article 17 bis.	

Current text	Proposed Text	Explanation
	Article 17 ter	
(No corresponding provision)	**The Board of Directors shall establish a Compensation Committee. The Compensation Committee shall be composed of at least two members of the Board of Directors, who shall be elected individually by the General Meeting for a term of office expiring after completion of the subsequent Annual General Meeting and who shall be indefinitely re-eligible.** **The chairman of the Compensation Committee shall be appointed by the Board of Directors. The Compensation Committee shall otherwise organize itself.** **The Compensation Committee shall support the Board of Directors in establishing and reviewing the Company's compensation strategy, guidelines and the performance targets, as well as in preparing the proposals to the General Meeting regarding the compensation of the Board of Directors and of the Management Team. It may submit proposals to the Board of Directors in other compensation-related issues.**	ECLCO requires that the Articles of Incorporation of the company describe at a high level the duties and powers of the Compensation Committee. The members of the Compensation Committee must be Board members and elected individually and annually by shareholders. The term of office of the members of the Compensation Committee mandatorily ends at the closing of the subsequent Annual General Meeting.
	The Board of Directors shall set out in the organizational regulations (i) for which positions of the Board of Directors and of the Management Team the Compensation Committee shall submit proposals for the compensation, and (ii) for which positions the Compensation Committee shall determine such compensation in accordance with these Articles of Incorporation and the compensation guidelines. **The Board of Directors may delegate further tasks and powers to the Compensation Committee.**	

Current text	Proposed Text	Explanation
Article 18	[Unchanged]	
[New Section]	**C. MANAGEMENT TEAM**	
	Article 18 bis	
[No corresponding provision]	**The Company or companies controlled by it may enter into agreements relating to the compensation of the members of the Management Team (the "employment agreements"). Fixed-term employment agreements shall run for a maximum period of one year. Employment agreements entered into for an indefinite period of time shall be subject to a maximum notice period of one year.**	ECLCO requires that the Articles of Incorporation of the Company specify the maximum duration and notice period for agreements that define the remuneration of the members of the Board of Directors and Management Team, which cannot exceed one year in each case.
	Employment agreements entered into with members of the Management Team may contemplate a prohibition of competition after termination of the relevant employment agreement. The total consideration for a prohibition of competition that applies after termination of an employment agreement and expiration of the applicable notice period, if any, shall not exceed, with respect to the entire period during which the prohibition of competition applies, the total annual compensation of the relevant member of the Management Team.	

Current text	Proposed Text	Explanation
	Article 18 ter	
[No corresponding provision]	**No member of the Management Team may assume more than five (5) mandates in supreme management or supervisory bodies of legal entities outside the Logitech group, of which no more than two (2) may be in listed companies. In addition, Members of the Management Team may assume up to five (5) non-remunerated mandates in the governing bodies of charitable or similar organizations. Any such mandate shall require the approval of the Board of Directors.** **This restriction does not include mandates:** **a) for companies controlled by the Company or that control the Company;** **b) that a member of the Management Team assumes at the request of the Company or of a company controlled by it; and** **c) for companies that are not required to be registered in the commercial registry in Switzerland or in an equivalent registry outside of Switzerland.**	ECLCO requires that the Articles of Incorporation specify the maximum number of mandates that Executive Officers can assume outside the group formed by the company and its subsidiaries.
	Mandates for legal entities under common control are counted as one single mandate for the purpose of this Article 18 ter.	
C. AUDITORS	**D. AUDITORS**	
Article 19		
The general meeting of shareholders shall appoint one or several auditors as statutory auditors. It may appoint substitute auditors.	[Unchanged]	

Current text	Proposed Text	Explanation
□he tenure of the auditors shall be one year□such term shall end during the general meeting of shareholders to which the annual report must be submitted. Reappointment shall be possible.	□he ~~tenure~~ term of office of the auditors shall be one year□~~such term~~ **it** shall end ~~during the general meeting of shareholders to which the annual report must be submitted~~ **after completion of the subsequent Annual General Meeting**. Reappointment shall be possible.	Clarification of the current regime.
	TITLE IV **COMPENSATION**	
	Article 19 bis	
□□o corresponding provision□	**The compensation of the members of the Board of Directors who do not have delegated management responsibilities shall consist of cash payments and shares or share equivalents. The value of cash compensation and shares or share equivalents shall correspond to a fixed amount, which shall reflect the functions and responsibilities assumed. The value of shares or share equivalents shall be calculated at market value.**	ECLCO requires that the principles that govern the payment of variable compensation and equity grants to members of the Board of Directors be described in the Articles of Incorporation.
	Members of the Board of Directors who have delegated management responsibilities shall be compensated in the manner contemplated in Article 19 ter below. **The Company shall reimburse the expenses incurred by the members of the Board of Directors. Expenses reimbursements are not part of the compensation.**	

Current text	Proposed Text	Explanation
	Article 19 ter	
□o corresponding provision□	**The principal components of the compensation of the Management Team shall be: (i) base salary; (ii) performance-based cash compensation, in the form of incentive cash payments; and (iii) equity incentive awards.** **The base salary shall reward the relevant members of the Management Team for their individual contribution to the Company and their expected day-to-day services.** **The performance-based cash compensation shall take appropriate account of the achievement of the Company's, individual employees' or other performance goals. The target level of the performance-based cash compensation elements shall be determined as a percentage of the base salary. The performance-based cash compensation may amount up to a pre-determined multiplier of the target level. Its amount may also reflect an overall assessment of the relevant employee's performance or the Company's objectives.**	ECLCO requires that the principles that govern the payment of variable compensation and equity grants to Executive Officers be described in the Articles of Incorporation.

Current text	Proposed Text	Explanation
	Equity incentive awards shall provide, in particular, a direct incentive for future performances and align the interest of the Management Team with those of the Company's shareholders. Equity incentive awards shall be governed by performance metrics that take into account strategic or other objectives of the Company or by reference to the duration of the relevant employee's service to the Company or companies controlled by it. The Board of Directors or, to the extent delegated to it, the Compensation Committee,shall determine performance metrics and target levels applicable to performance-based cash compensation and equity incentive awards, as well as their achievement. Compensation may be paid or granted in the form of cash, shares, other benefits or in kind; compensation to members of the Management Team may also be paid or granted in the form of financial instruments or similar units. The Board of Directors or, to the extent delegated to it, the Compensation Committee shall decide upon each grant as well as the applicable vesting, blocking, exercise and forfeiture conditions; they may provide for continuation, acceleration or removal of vesting and exercise conditions, for payment or grant of compensation assuming target achievement or for forfeiture in the event of pre-determined events such as termination of employment or office or change of control. Compensation may be paid by the Company or companies controlled by it.	

Current text	Proposed Text	Explanation
	Members of the Management Team may participate in share purchase plans established by the Company or companies controlled by it, under the terms of which eligible employees may allocate a portion of their compensation to the purchase of shares of the Company at a discount to market price. **The Company shall reimburse the expenses incurred by the members of the Management Team. Expenses reimbursements are not part of the compensation.**	
	Article 19 quater	
(No corresponding provision)	**Upon proposal of the Board of Directors, the General Meeting approves the maximum aggregate amount of the compensation of:** **a) the Board of Directors, for the period up to the next Annual General Meeting; and** **b) the Management Team, for the next business year.**	ECLCO requires that the aggregate compensation paid to the members of the Board of Directors and the aggregate compensation paid to Executive Officers be subject each year to a binding shareholder vote. The manner in which the remuneration is approved by shareholders (i.e. retrospectively or prospectively) must be specified in the Articles of Incorporation.

Current text	Proposed Text	Explanation
.	**The Board of Directors may submit to the General Meeting for approval proposals in respect of maximum aggregate amounts and/or individual compensation components for other time periods and/or propose the payment of additional amounts for special or extraordinary services of some or all of the members of the Board of Directors or of the Management Team.** **If the General Meeting rejects a proposal submitted by the Board of Directors, the latter shall submit an alternative proposal to the same or a subsequent General Meeting.** **The Company or companies controlled by it may grant or pay compensation subject to subsequent ratification at a General Meeting and claw-back by the Company in case of rejection by the General Meeting.**	
	Article 19 quinquies	
(No corresponding provision)	**If the maximum aggregate amount of compensation already approved by the General Meeting is not sufficient to also cover the compensation of one or more persons who become members of the Management Team during a compensation period for which the General Meeting has already approved the compensation of the Management Team (new hire), the Company or companies controlled by it shall be authorized to pay an additional amount with respect to the compensation period already approved. Such additional amount shall not exceed:** **a) for the head of the Management Team (CEO),one hundred and forty percent (140%) of the total annual compensation of the former CEO; and**	ECLCO allows companies to define in their Articles of Incorporation a "reserve amount" that can be used to compensate new hires at the Management Team's level until the compensation of the relevant person has been approved by shareholders.

Current text	Proposed Text	Explanation
	b) for any new hire other than the CEO, one hundred and forty percent (140%) of the highest total annual compensation of any member of the Management Team other than the CEO.	
	Article 19 sexies	
[No corresponding provision]	**Subject to Article 19 quarter, paragraph 4, above, Members of the Board of Directors and the Management Team shall not receive credits or loans from the Company or from a company controlled by it.** **Compensation paid to members of the Board of Directors or Management Team for activities in companies that are controlled by the Company shall be permitted. This compensation shall be included in the total compensation payable to the Board of Directors or Management Team, as applicable, which shall be subject to the approval of the General Meeting.**	ECLCO declares any loan, credit or retirement benefit in favor of members of the Board of Directors or Management Team illegal unless they are contemplated in the company's Articles of Incorporation. Under ECLCO, payment of compensation to members of the Board of Directors or Management Team by group companies is only permitted if contemplated in the company's Articles of Incorporation and included in the compensation approved by shareholders.
	Pension contributions and benefits shall be made or provided in accordance with the regulations applicable to the pension schemes in which the Company or the companies controlled by it participate in Switzerland or abroad.	

ENGLISH

Current text	Proposed Text	Explanation
<u>TITLE IV</u> **BUSINESS YEAR, ANNUAL ACCOUNTS AND ALLOCATION OF PROFITS**	**<u>TITLE V</u>** □Unchanged□	
<u>Articles 20 to 22</u>	□Unchanged□	
<u>TITLE V</u> **LIQUIDATION**	**<u>TITLE VI</u>** □Unchanged□	
<u>Article 23</u>	□Unchanged□	
<u>TITLE VI</u> **PUBLIC NOTICES – COMMUNICATIONS**	**<u>TITLE VII</u>** □Unchanged□	
<u>Article 24</u>	□Unchanged□	
<u>TITLE VII</u> **CONDITIONAL CAPITAL**	**<u>TITLE VIII</u>** □Unchanged□	
<u>Articles 25 and 26</u>	□Unchanged□	
□□□□□□□□□□ □hese articles of incorporation were approved on □une 24th, 1□□3, and modified on □une 27th, 1□□6, February 13th, 1□□8, □une 25th, 1□□8, □une 23rd and □une 2□th, 2000, March 1□th, 2001, May 1st, 2001, □une 1st and 28th, 2001, □une 26th and 27th, 2002, □une 24th, 2004, □une 16th, 2005, □une 16th, 2006, □une 1□th, □une 20th, 2007, September 10, 2008, September 11, 2008, September 8, 2010 and September 5, 2012.	□□□□□□□□□□ □hese articles of incorporation were approved on □une 24th, 1□□3, and modified on □une 27th, 1□□6, February 13th, 1□□8, □une 25th, 1□□8, □une 23rd and □une 2□th, 2000, March 1□th, 2001, May 1st, 2001, □une 1st and 28th, 2001, □une 26th and 27th, 2002, □une 24th, 2004, □une 16th, 2005, □une 16th, 2006, □une 1□th, □une 20th, 2007, September 10, 2008, September 11, 2008, September 8, 2010, and September 5, 2012 **<u>and December 18, 2014.</u>**	

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these statements as a result of certain factors, including those set forth in our Annual Report on Form 10-K for the fiscal year ended March 31, 2014, available at www.sec.gov, under the caption "Risk Factors" and elsewhere, and below in "Quantitative and Qualitative Disclosures about Market Risk".

Restatement and Revision of Previously Issued Consolidated Financial Statements

As we announced on May 21, 2014, the Audit Committee, with the assistance of independent advisors, began an independent investigation of certain accounting matters related to our previously issued financial statements.

On September 3, 2014, we announced that, in connection with this investigation, the Audit Committee, on the recommendation of management, concluded that previously issued financial statements for fiscal years 2011 and 2012 and the first quarter of fiscal year 2012 could no longer be relied on due to an accounting misstatement for inventory valuation reserves for Logitech□s now-discontinued Revue product. As a result, we recorded an ad□ustment to increase cost of goods sold, and to increase inventory valuation reserves and the accrual for supplier liability for components related to our now discontinued Revue product by □30.7 million during the fourth quarter of the fiscal year ended March 31, 2011, and recorded a decrease to cost of goods sold by □34.1 million in the quarter ended □une 30, 2011, and an increase to cost of goods sold by □3.4 million in the remainder of fiscal year 2012. As a result, net income and net income per share for the quarter and year ended March 31, 2011 was reduced by □30.7 million and □0.17 per share, respectively, with net income and net income per share in the quarter ended □une 30, 2011 increasing by □34.1 million and □0.1□per share, respectively, and net income and net income per share in the remainder of fiscal year 2012 decreasing by □3.4 million and □0.02 per share, respectively. In con□unction with recording of the ad□ustments related to this restatement, we recorded other immaterial corrections to the consolidated financial statements or financial information included in this Form 10-K for the fiscal years ended March 31, 2013, 2012, 2011 and 2010. For further discussion of the Audit Committee investigation, see □ote 2, *Restatement and Revision of Previously Issued Financial Statements*, to the Consolidated Financial Statements included in Part II□ Item 8, *Financial Statements and Supplementary Data.*

□he Audit Committee has completed its independent investigation and found that, in connection with its quarterly close processes, up until □une 2013, the finance organization would compile lists of financial items, which included significant accounting entries recorded during the quarter, late accounting entries, disclosure items and certain other items with potential accounting implications. □he lists used to track these financial items appear to have been primarily shared within certain parts of the finance organization and were not shared with our independent registered public accounting firm. □ypically, there were between approximately thirty to fifty items per quarter on these lists and there were multiple versions of these lists per quarter, as items were added, removed and changed. Some of the items on the list were discussed with our independent registered public accounting firm while others were not.

As part of the independent investigation, it was determined that nine historical items from these lists during a five year period should have been recorded in an earlier period or a different amount should have been recorded. □he largest item relates to the now-discontinued Revue product and is the cause for the restatement. □wo items□ the warranty accrual and the amortization of certain intangible assets□ were on the lists in prior periods and were not addressed in a timely manner before we corrected them in our revised Form 10-K/A filed on August 7, 2013. Certain former finance employees signed the May 30, 2013 management representation letter to our independent registered public accounting firm without disclosing these issues and, as a result, the management representation letter was inaccurate on this point. Six items are not material individually or in aggregate to any of the annual or interim periods reported but are nevertheless being corrected in these restated consolidated financial statements.

There are two elements to the restatement related to the Revue product: (1) a lower of cost or market ("LCM") charge based on the net realizable value of finished goods and work in process on-hand inventory and non-cancelable orders for such inventory, and (2) an excess and obsolescence charge for non-cancelable orders for inventory components. The Audit Committee found that certain former members of the finance organization had information that was not considered, that showed a future loss that was estimable and probable before the filing of the Form 10-K on May 27, 2011 and that such loss was not recorded in our fiscal year 2011 financial statements. Certain former members of the finance organization erroneously accounted for the LCM charge in fiscal year 2011 based on the current price or on price reductions instead of considering available contemporaneous evidence of anticipated future price reductions and losses which were estimable and probable at the time. In addition, the Audit Committee found that a management representation letter dated May 27, 2011 to our independent registered public accounting firm incorrectly stated that probable future pricing adjustments were considered in the LCM calculation. With respect to the Revue components, certain former members of the finance organization did not consider all available information and therefore did not record a charge in the fourth quarter of fiscal year 2011 for non-cancelable orders related to components considered excess and obsolete. The analysis erroneously assumed the components would be manufactured into finished goods, though there was information available that showed that the components would not be manufactured into finished goods. This information was not reflected in our accounting or provided to our independent registered public accounting firm. The Audit Committee found that there was not an adequate basis for the historical accounting treatment of the components in the fourth quarter of fiscal year 2011.

Overview of Our Company

Logitech is a world leader in products that connect people to the digital experiences they care about. Spanning multiple computing, communication and entertainment platforms, we develop and market innovative hardware and software products that enable or enhance digital navigation, music and video entertainment, gaming, social networking and audio and video communication over the Internet. We have two reporting segments: peripherals and video conferencing.

Our peripherals segment encompasses the design, manufacturing and marketing of peripherals for PCs, tablets and other digital platforms. Our products for home and business PCs include mice, trackballs, keyboards, interactive gaming controllers, multimedia speakers, headsets and webcams. Our tablet accessory products include keyboards, keyboard cases and covers, and smart phone accessories. Our Internet communications products include webcams, conference cams and headsets. Our digital music products include wireless speakers, earphones, and custom in-ear monitors. Our gaming products include mice, keyboards, headsets and gaming controllers. For home entertainment and home control systems, we offer the Harmony line of advanced remote controls. Since fiscal year 2013, we have been exiting other non-strategic products, such as speaker docks and headphones, and continue to evaluate non-strategic products as part of our ongoing efforts to strengthen our overall portfolio.

Within our peripherals segment, we classify our retail product categories as growth, profit maximization, and non-strategic. Our growth product categories are: PC Gaming, Tablet & Other Accessories, and Mobile Speakers. Our profit maximization categories are: Pointing Devices, PC Keyboards & Desktops, Audio-PC & Wearables, Video, and Remotes.

Our brand, portfolio management, product development and engineering teams in our peripherals segment are responsible for product strategy, technological innovation, product design and development and to bring our products to market.

Our global marketing organization is responsible for developing and building the Logitech brand, consumer insights, public relations, social media and digital marketing. Our regional retail sales and marketing activities are organized into three geographic areas: Americas (North and South America), EMEA (Europe, Middle East and Africa) and Asia Pacific (including, among other countries, China, Taiwan, Japan and Australia).

We sell our peripherals products to a network of retailers, including direct sales to retailers and indirect sales through distributors. Our worldwide retail network includes wholesale distributors, consumer electronics retailers, mass merchandisers, specialty electronics, computers and telecommunications stores, value-added resellers and online merchants. Sales of our retail peripherals were 88□, 87□ and 86□ of our net sales for fiscal years 2014, 2013 and 2012, respectively. □he large ma□ority of our revenues have historically been derived from sales of our peripherals products for use by consumers. Our OEM customers include several of the world□s largest PC manufacturers. Sales to OEM customers were 6□, 7□ and 8□ of our net sales for fiscal years 2014, 2013 and 2012, respectively.

Our video conferencing segment encompasses the design, manufacturing and marketing of Lifesize branded video conferencing products, infrastructure and services for the enterprise, public sector and other small to medium business markets. □ideo conferencing products include scalable high-definition, or HD, video communication endpoints, HD video conferencing systems with integrated monitors, video bridges, cloud-based video conferencing solution and other infrastructure software and hardware to support large-scale video deployments and services to support these products. □he video conferencing segment maintains a separate marketing and sales organization, which sells Lifesize products and services worldwide. □ideo conferencing product development and product management organizations are separate, but coordinated with our peripherals business, particularly our Consumer Computing Platform group. We sell our video conferencing products and services to distributors, value-added resellers, OEMs and, occasionally, direct enterprise customers. □et sales of video conferencing products were 6□, 7□ and 6□ of our net sales in the fiscal year 2014, 2013 and 2012, respectively. During fiscal year 2013, we recorded goodwill impairment charges of □214.5 million related to our video conferencing reporting segment.

We seek to fulfill the increasing demand for interfaces between people and the expanding digital world across multiple platforms and user environments. □he interface evolves as platforms, user models and our target markets evolve. As access to digital information has expanded, we have extended our focus to mobile devices, the digital home, and the enterprise as access points to the Internet and the digital world. All of these platforms require interfaces that are customized according to how the devices are used. We believe that continued investment in product research and development is critical to creating the innovation required to strengthen our competitive advantage and to drive future sales growth. We are committed to identifying and meeting current and future consumer trends with new and improved product technologies, partnering with others where our strengths are complementary, as well as leveraging the value of the Logitech and Lifesize brands from a competitive, channel partner and consumer experience perspective.

We believe that innovation, design and product quality are important to gaining market acceptance and maintaining market leadership.

We have been expanding the categories of products we sell and entering new markets, such as the markets for mobile device accessories. As we do so, we are confronting new competitors, many of which have more experience in the categories or markets and have greater marketing resources and brand name recognition than we have. In addition, because of the continuing convergence of the markets for computing devices and consumer electronics, we expect greater competition in the future from well-established consumer electronics companies in our new categories as well as future ones we might enter. Many of these companies have greater financial, technical, sales, marketing and other resources than we have.

□he peripherals and video conferencing industries are intensely competitive. □he peripherals industry is characterized by platform evolution, short product life cycles, continual performance enhancements, rapid adoption of technological and product advancements by competitors in our retail markets and price sensitivity in the OEM market. We experience aggressive price competition and other promotional activities from our primary competitors and from less-established brands, including brands owned by some retail customers known as house brands, in response to declining consumer demand in both mature retail and OEM markets. We may also encounter more competition if any of our competitors in one or more categories decide to enter other categories in which we currently operate.

From time to time, we may seek to partner with, or acquire when appropriate, companies that have products, personnel, and technologies that complement our strategic direction. We continually review our product offerings and our strategic direction in light of our profitability targets, competitive conditions, changing consumer trends and the evolving nature of the interface between the consumer and the digital world.

Summary of Financial Results

Our total net sales for fiscal year 2014 increased 1□ in comparison to fiscal year 2013. Increases in our retail sales were partially offset by decreases in video conferencing sales.

Retail sales during fiscal year 2014 increased 2□ and units sold decreased 3□, compared to fiscal year 2013. Retail sales increased □□ in Americas and 2□ in Asia Pacific, partially offset by a decrease of 4□ in EMEA. If foreign currency exchange rates had been the same in fiscal year 2014 and 2013, the percentage changes in our constant dollar retail sales would have been an increase of 1□ for total retail sales, an increase of □□ in Americas, an increase of 6□ in the Asia Pacific, and a decrease of 7□ in the EMEA regions.

OEM sales during fiscal year 2014 remained flat, compared to fiscal year 2013, with OEM sales of □141.7 million during fiscal year 2014. OEM units sold remained flat during fiscal year 2014, compared to fiscal year 2013.

Sales of Lifesize video conferencing products, which were 6□ of total net sales during fiscal year 2014, decreased 12□ during fiscal year 2014, compared to fiscal year 2013, due to a combination of a changing industry landscape caused by a shift to less expensive, cloud-based video conferencing solutions and, an evolving Lifesize product line. During the second quarter of fiscal year 2014, we implemented a comprehensive restructuring at Lifesize as part of our efforts to reposition the business and achieve profitability by the end of fiscal year 2014. □his restructuring included reduction in staffing as well as an exit from non-strategic product lines. □his restructuring resulted in a return to profitability in the third quarter of fiscal year 2014 before charges for amortization of intangible assets, share based compensation, and restructuring. During fiscal year 2013, we recorded goodwill impairment charges of □214.5 million related to our video conferencing reporting segment.

Our gross margin for fiscal year 2014 increased to 34.2□, compared to 33.8□ for fiscal year 2013. □he increase in gross margin primarily resulted from cost improvements in some of our PC-related categories and from actions we took during fiscal year 2013 to streamline our product portfolio.

Operating expenses for fiscal year 2014 were 30.6□ of net sales, compared to 45.8□ for fiscal year 2013. □he decrease in total operating expenses as a percentage of net sales was primarily due to a □216.7 million impairment charge of goodwill and other assets during fiscal year 2013 and decreases of □2□□million in restructuring charges and □52.1 million in marketing and selling expenses due to headcount reductions as a result of restructuring and lower sales and marketing investment in primarily music products.

□et income for fiscal year 2014 was □74.3 million, compared to a net loss of □227.5 million for fiscal year 2013. □his improvement primarily resulted from a □216.7 million impairment charge of goodwill and other assets related to our Lifesize business during fiscal year 2013 and decreases of □2□□million in restructuring charges and □52.1million in marketing and selling expenses, partially offset by a shift from a □25.8 million benefit from income taxes for fiscal year 2013 to a □3.3 million provision for income taxes for fiscal year 2014.

Trends in Our Business

Our sales of PC peripherals for use by consumers in Americas and Europe have historically made up the large ma□ority of our revenues. In the last several years, the PC market has changed dramatically and there continues to be significant weakness in the global market for new PCs. □his weakness had a negative impact on our net sales in all of our PC-related categories. We believe that this weakness reflects the growing popularity of tablets and smartphones as mobile computing devices.

We believe our future growth will be determined by our ability to rapidly create innovative products across multiple digital platforms, especially for PC Gaming and accessories for mobility-related products, including tablets, smartphones, Gaming and other mobile devices and for digital music, including wireless speakers, to limit and offset the decline in our PC peripherals. We pursue growth opportunities in emerging markets, mobility-related products, products for digital music and enterprise markets. The following discussion represents key trends specific to each of our two operating segments, peripherals and video conferencing.

Trends Specific to our Peripherals Segment

PC Peripherals: Although the installed base of PC users is large, consumer demand for new PCs has declined in recent years, and we believe it will continue to decline in future years. As a consequence, consumer demand for PC peripherals is slowing, or in some cases declining. As the quality of PC-embedded webcams improves along with the increasing popularity of tablets and smartphones with embedded webcams, we expect future sales of our PC-connected webcams will continue to be weak (or continue to decline on a year over year basis). The PC Gaming platform continues to show strong growth as online gaming and multi-platform experiences gain greater popularity and gaming content becomes increasingly more demanding. We believe Logitech is well positioned to benefit from the PC Gaming market growth.

Enterprise Market. We are continuing our efforts to create and sell products and services to enterprises. For example, we have introduced the Logitech ConferenceCam CC3000e video conference solution designed for small to medium conference rooms. Growing our enterprise peripherals business will continue to require investment in selected business-specific products, targeted product marketing, and sales channel development.

Tablets and Other Accessories. The increasing popularity of smaller, mobile computing devices, such as tablets with touch interfaces, have created new markets and usage models for peripherals and accessories. During fiscal year 2014, we continued to expand and leverage our success in this category through the introductions of keyboard folios for the iPad and iPad mini, and keyboard covers and folios for the iPad Air. During this time, we also introduced keyboard folios for the Samsung Galaxy tablet as well as the Wired Keyboard for the iPad, designed primarily for use in the classroom.

Mobile Speakers. We believe that digital music, the seamless consumption of digital audio content on mobile devices, presents a growth opportunity for us. Many consumers listen to music as a popular entertainment activity, fueled by the growth in smart phones, tablets, music services and Internet radio. We believe we have a solid foundation of audio speaker solutions to satisfy consumers' needs for music consumption, in the digital music speaker space. We continue to invest in the UE brand and introduce innovative new products in this category such as UE BOOM, a wireless speaker with 360-degree stereo sound.

OEM Business. Sales of our OEM mice and keyboards have historically made up the bulk of our OEM sales. In recent years, there has been a dramatic shift away from desktop PCs and there continues to be significant weakness in the global market for PCs, which has adversely affected our sales of OEM mice and keyboards, all of which are sold with name-brand desktop PCs. We expect this trend to continue and for OEM sales to comprise a smaller percentage of our total sales in the future.

Trends in Non-Strategic Peripherals Product Categories. Some of our other peripherals product categories are experiencing significant market challenges. During the quarter ended December 31, 2012, we identified a number of product categories that no longer fit with our strategic direction at that time. We will continue to evaluate our product offerings and will exit those which no longer support our strategic direction.

Trends Specific to our Video Conferencing Segment

The trend among businesses and institutions to use video conferencing offers a long-term growth opportunity for us. However, the overall video conferencing industry has experienced a slowdown in recent quarters. In addition, there has been an increase in the competitive environment. This situation resulted in a $214.5 million goodwill impairment charge in fiscal year 2013. During the quarters ended March 31, 2013 and September 30, 2013, we implemented restructuring plans affecting our video conferencing operating segment to align its organization to its strategic priorities of increasing focus on a tighter range of products, expanding cloud-based video conferencing services and improving profitability. We believe the growth in our video conferencing segment depends in part on our ability to increase sales to enterprises with existing installed bases of equipment supplied by our competitors and to enterprises that may purchase such competitor equipment in the future. We believe the ability of our Lifesize products to interoperate with the equipment of other telecommunications, video conferencing or telepresence equipment suppliers to be a key factor in purchasing decisions by current or prospective Lifesize customers. In addition, Lifesize has broadened its product portfolio to include infrastructure, cloud services and other offerings which require different approaches to developing customer solutions. We are also seeking to offer Lifesize products designed to enhance the use of mobile devices in video conferencing applications.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP (Generally Accepted Accounting Principles in the United States of America) requires us to make judgments, estimates and assumptions that affect reported amounts of assets, liabilities, net sales and expenses, and the disclosure of contingent assets and liabilities.

We consider an accounting estimate critical if it (i) requires management to make judgments and estimates about matters that are inherently uncertain and (ii) is important to an understanding of our financial condition and operating results.

We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances. Although these estimates are based on management's best knowledge of current events and actions that may impact us in the future, actual results could differ from those estimates. Management has discussed the development, selection and disclosure of these critical accounting estimates with the Audit Committee of the Board of Directors.

We believe the following accounting estimates are most critical to our business operations and to an understanding of our financial condition and results of operations, and reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Accruals for Customer Programs

We record accruals for product returns, cooperative marketing arrangements, customer incentive programs and pricing programs. An allowance against accounts receivable is recorded for accruals and program activity related to our direct customers and those indirect customers who receive payments for program activity through our direct customers. An accrued liability is recorded for accruals and program activity related to our indirect customers who receive payments directly and do not have a right of offset against a receivable balance. The estimated cost of these programs is recorded as a reduction of revenue, as cost of sales or as an operating expense, if we receive a separately identifiable benefit from the customer and can reasonably estimate the fair value of that benefit. Significant management judgment and estimates must be used to determine the cost of these programs in any accounting period.

Returns. We grant limited rights to return products. Return rights vary by customer, and range from just the right to return defective product to stock rotation rights limited to a percentage approved by management. Estimates of expected future product returns are recognized at the time of sale based on analyses of historical return trends by customer and by product, inventories owned by and located at distributors and retailers, current customer demand, current operating conditions, and other relevant customer and product information. Return trends are influenced by product life cycle status, new product introductions, market acceptance of products, sales levels, product sell-through, the type of customer, seasonality, product quality issues, competitive pressures, operational policies and procedures and other factors. Return rates can fluctuate over time, but are sufficiently predictable to allow us to estimate expected future returns.

Cooperative Marketing Arrangements. We enter into customer marketing programs with many of our distribution and retail customers, and with certain indirect partners, allowing customers to receive a credit equal to a set percentage of their purchases of our products, or a fixed dollar credit for various marketing arrangements. The objective of these arrangements is to encourage advertising and promotional events to increase sales of our products. Accruals for these marketing arrangements are recorded at the time of sale, or time of commitment, based on negotiated terms, historical experience and inventory levels in the channel.

Customer Incentive Programs. Customer incentive programs include performance-based incentives and consumer rebates. We offer performance-based incentives to our distribution customers, retail customers and indirect partners based on pre-determined performance criteria. Accruals for performance-based incentives are recognized as a reduction of the sale price at the time of sale. Estimates of required accruals are determined based on negotiated terms, consideration of historical experience, anticipated volume of future purchases, and inventory levels in the channel. Consumer rebates are offered from time to time at the Company's discretion for the primary benefit of end-users. Estimated costs of consumer rebates and similar incentives are recorded at the time the incentive is offered, based on the specific terms and conditions.

Pricing Programs. We have agreements with certain customers that contain terms allowing price protection credits to be issued in the event of a subsequent price reduction. At management's discretion, we also offer special pricing discounts to certain customers. Special pricing discounts are usually offered only for limited time periods or for sales of selected products to specific indirect and direct partners. Our decision to make price reductions is influenced by product life cycle stage, market acceptance of products, the competitive environment, new product introductions and other factors. Estimates of expected future pricing actions are recognized at the time of sale based on analyses of historical pricing actions by customer and by product, inventories owned by and located at distributors and retailers, current customer demand, current operating conditions, and other relevant customer and product information.

We regularly evaluate the adequacy of our accruals for product returns, cooperative marketing arrangements, customer incentive programs and pricing programs. Future market conditions and product transitions may require us to take action to increase such programs. In addition, when the variables used to estimate these costs change, or if actual costs differ significantly from the estimates, we would be required to record incremental increases or reductions to revenue or operating expenses. If, at any future time, we become unable to reasonably estimate these costs, recognition of revenue might be deferred until products are sold to users, which would adversely impact revenue in the period of transition.

Inventory Valuation

We must order components for our products and build inventory in advance of customer orders. Further, our industry is characterized by rapid technological change, short-term customer commitments and rapid changes in demand.

We record inventories at the lower of cost or market value and record write-downs of inventories that are obsolete or in excess of anticipated demand or market value. A review of inventory is performed each fiscal quarter that considers factors including the marketability and product life cycle stage, product development plans, component cost trends, demand forecasts and current sales levels. Inventory on hand which is not expected to be sold or utilized is considered excess, and we recognize the write-off in cost of sales at the time of such determination. The write-off is determined by comparison of the current replacement cost with the estimated selling price less any costs of completion and disposal (net realizable value) and the net realizable value less an allowance for normal profit. At the time of loss recognition, a new per unit, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances would not result in an increase in the cost basis. If there were an abrupt and substantial decline in demand for Logitech's products or an unanticipated change in technological or customer requirements, we may be required to record additional write-downs that could adversely affect gross margins in the period when the write-downs are recorded.

Share-Based Compensation Expense

Share-based compensation expense includes compensation expense, reduced for estimated forfeitures. The grant date fair value for stock options and stock purchase rights is estimated using the Black-Scholes-Merton option-pricing valuation model. The grant date fair value of RSUs (restricted stock units) that vest upon meeting certain market conditions is estimated using the Monte-Carlo simulation method. The grant date fair value of time-based RSUs is calculated based on the closing market price on the date of grant.

Our estimates of share-based compensation expense require a number of complex and subjective assumptions including our stock price volatility, employee exercise patterns, future forfeitures, dividend yield, related tax effects and the selection of an appropriate fair value model. We estimate expected share price volatility based on historical volatility using daily prices over the term of past options, RSUs or purchase offerings, as we consider historical share price volatility as most representative of future volatility. We estimate expected life based on historical settlement rates, which we believe are most representative of future exercise and post-vesting termination behaviors. We use historical data to estimate pre-vesting forfeitures, and we record share-based compensation expense only for those awards that are expected to vest. The dividend yield assumption is based on our history and future expectations of dividend payouts.

The assumptions used in calculating the fair value of share-based compensation expense and related tax effects represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, or if we decide to use a different valuation model, our share-based compensation expense could be materially different in the future from what we have recorded in the current period, which could materially affect our results of operations.

Accounting for Income Taxes

We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. Our effective income tax rate may be affected by the changes in or interpretations of tax laws and tax agreements in any given jurisdiction, utilization of net operating loss and tax credit carryforwards, changes in geographical mix of income and expense, and changes in our assessment of matters such as the ability to realize deferred tax assets. As a result of these considerations, we must estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating current tax exposure together with assessing temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet.

We assess the likelihood that our deferred tax assets will be recovered from future taxable income, considering all available evidence such as historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax strategies. When we determine that we are not able to realize all or part of our deferred tax assets, an adjustment is charged to earnings in the period when such determination is made. Likewise, if we later determine that it is more likely than not that the deferred tax assets would be realized, the previously provided valuation allowance would be reversed.

We make certain estimates and judgments about the application of tax law, the expected resolution of uncertain tax positions and other matters surrounding the recognition and measurement of uncertain tax benefits. In the event that uncertain tax positions are resolved for amounts different than our estimates, or the related statutes of limitations expire without the assessment of additional income taxes, we will be required to adjust the amounts of the related assets and liabilities in the period in which such events occur. Such adjustments may have a material impact on our income tax provision and our results of operations.

Goodwill

We perform our annual goodwill impairment test of each reporting unit as of December 31 and complete the assessment during our fiscal fourth quarter, or more frequently, if certain events or circumstances warrant. Events or changes in circumstances which might indicate potential impairment in goodwill include the company-specific factors, including, but not limited to, stock price volatility, market capitalization relative to net book value, and projected revenue, market growth and operating results. Determining the number of reporting units and the fair value of a reporting unit requires us to make judgments and involves the use of significant estimates and assumptions. We have two reporting units: peripherals and video conferencing. The allocation of assets and liabilities to each of our reporting units also involves judgment and assumptions.

The goodwill impairment assessment involves three tests, Step 0, Step 1 and Step 2. The Step 0 test involves performing an initial qualitative assessment to determine whether it is more likely than not that the asset is impaired and thus whether it is necessary to proceed to Step 1 and calculate the fair value of the respective reporting unit. We may proceed directly to the Step 1 test without performing the Step 0 test. The Step 1 test involves measuring the recoverability of goodwill at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the estimated fair value of the reporting unit. The fair value is estimated using an income approach employing a discounted cash flow ("DCF") and a market-based model. The DCF model is based on projected cash flows from our most recent forecast ("assessment forecast") developed in connection with each of our reporting units to perform the goodwill impairment assessment. The assessment forecast is based on a number of key assumptions, including, but not limited to, discount rate, compound annual growth rate ("CAGR") during the forecast period, and terminal value. The terminal value is based on an exit price at the end of the assessment forecast using an earnings multiple applied to the final year of the assessment forecast. The discount rate is applied to the projected cash flows to reflect the risks inherent in the timing and amount of the projected cash flows, including the terminal value, and is derived from the weighted average cost of capital of market participants in similar businesses. The market approach model is based on applying certain revenue and earnings multiples of comparable companies relevant to each of our reporting units to the respective revenue and earnings metrics of our reporting units. To test the reasonableness of the fair values indicated by the income approach and the market-based approach, we also assessed the implied premium of the aggregate fair value over the market capitalization considered attributable to an acquisition control premium, which is the price in excess of a stock market's price that investors would typically pay to gain control of an entity. The discounted cash flow model and the market approach require the exercise of significant judgment, including assumptions about appropriate discount rates, long-term growth rates for purposes of determining a terminal value at the end of the discrete forecast period, economic expectations, timing of expected future cash flows, and expectations of returns on equity that will be achieved. Such assumptions are subject to change as a result of changing economic and competitive conditions. If the carrying amount of the reporting unit exceeds its fair value as determined by these assessments, goodwill is considered impaired, and the Step 2 test is performed to measure the amount of impairment loss. The Step 2 test measures the impairment loss by allocating the reporting unit's fair value to its assets and liabilities other than goodwill, comparing the resulting implied fair value of goodwill with its carrying amount, and recording an impairment charge for the difference.

Applicable to Both Reporting Units

We continue to evaluate and monitor all key factors impacting the carrying value of our recorded goodwill, as well as other long-lived assets. There are a number of uncertainties associated with the key assumptions described above based primarily on the difficulty of predicting our revenues and profitability. Our revenues and profitability are difficult to predict due to the nature of the markets in which we compete, fluctuating end-user demand, the uncertainty of current and future global economic conditions, and for many other reasons, including, but not limited to:

- Our revenues are impacted by consumer demand and future global conditions, which could fluctuate abruptly and significantly during periods of uncertain economic conditions or geographic distress, as well as from shifts in consumer buying patterns.
- We must incur a large portion of our costs in advance of sales orders, because we must plan research and production, order components, buy tooling equipment, and enter into development, sales and marketing, and other operating commitments prior to obtaining firm commitments from our customers. This makes it difficult for us to rapidly adjust our costs in response to a revenue shortfall.
- Fluctuations in currency exchange rates can impact our revenues, expenses and profitability because we report our financial statements in U.S. dollars, whereas a significant portion of our revenues and expenses are in other currencies.
- The peripherals industry is characterized by short product life cycles, frequent new product introductions, rapidly changing technology, dynamic consumer demand and evolving industry standards. As a result, we must continually innovate in our new and existing product categories, introduce new products and technologies, and enhance existing products in order to remain competitive.
- The video conferencing industry is characterized by continual performance enhancements and large, well-financed competitors. There is increased participation in the video conferencing market by companies such as Cisco Systems, Inc. and Polycom, Inc., and as a result, we expect competition in the industry to further intensify.

Should the actual outcome of some or all of these assumptions differ significantly from the current assumptions, revisions to current cash flow assumptions could cause the fair value of the reporting units to be significantly different in future periods.

Product Warranty Accrual

We provide for the estimated cost of product warranties at the time the related revenue is recognized based on historical and projected warranty claim rates, historical and projected cost, and knowledge of specific product failures that are outside of our typical experience. Each quarter, we reevaluate our estimates to assess the adequacy of our recorded warranty liabilities considering the size of the installed base of products subject to warranty protection and adjust the amounts as necessary. If actual product failure rates or repair costs differ from estimates, revisions to the estimated warranty liabilities would be required and could materially affect our results of operations.

Results of Operations

We have revised our results of operations for the fiscal year ended March 31, 2013 and restated our results of operations for the fiscal year ended March 31, 2012. The restatement reflects the results of the independent investigation by the Audit Committee and other corrections identified by the management to the financial statements. For more information, refer to Note 2 of our Notes to Consolidated Financial Statements in Item 8.

Net Sales

Net sales by channel for fiscal years 2014, 2013 and 2012 were as follows (in thousands):

	Years Ended March 31,			Change	
	2014	2013	2012	2014 vs. 2013	2013 vs. 2012
		As Revised			
Retail	$1,866,27□	$1,821,051	$1,□82,783	2%	(8)%
OEM	141,74□	141,186	185,□5□	0	(24)
Video conferencing	120,685	137,040	147,461	(12)	(7)
Total net sales	$2,128,713	$2,0□□,277	$2,316,203	1	(□)

Retail:

During fiscal year 2014, retail sales increased 2% and units sold decreased 3%, compared to fiscal year 2013. Retail sales increased in Americas and Asia Pacific and decreased in EMEA during fiscal year 2014, compared to fiscal year 2013. The increase in retail sales is primarily due to triple-digit growth in Mobile Speakers, double-digit growth in Tablets & Other Accessories and PC Gaming, offset in part by a decline in Audio-PC & Wearables, Video, and our Non-Strategic categories, compared to fiscal year 2013.

During fiscal year 2013, our retail sales decreased 8% and units sold decreased 7%, compared to fiscal year 2012. We experienced decreases in all three regions during fiscal year 2013, compared to fiscal year 2012.

OEM:

OEM sales of $141.7 million during fiscal year 2014 remained flat compared to fiscal year 2013. OEM units sold remained flat during fiscal year 2014 compared with fiscal year 2013. During fiscal year 2013, OEM net sales decreased 24% and units sold decreased 12%, compared to fiscal year 2012. The decrease was primarily due to lower sales in the keyboard/desktop category and pointing devices.

Lifesize:

During fiscal year 2014, video conferencing net sales decreased 12%, compared to fiscal year 2013. The decrease primarily resulted from the combination of a changing industry landscape caused by a shift to less expensive, cloud-based video conferencing solutions, an evolving Lifesize product line and challenges in execution. During fiscal year 2013, video conferencing net sales decreased 7%, compared to fiscal year 2012. The decrease was reflected in all geographic regions and was impacted by the slowdown in the overall video conferencing industry in recent years, together with the competitive environment and lower demand related to new product launches.

Sales Denominated in Other Currencies

Although our financial results are reported in U.S. Dollars, a portion of our sales were generated in currencies other than the U.S. dollar, such as the Euro, Chinese Renminbi, Japanese Yen, Canadian Dollar and Australian Dollar. During fiscal years 2014, 2013 and 2012, 45%, 45% and 45% of our net sales were denominated in currencies other than the U.S. Dollar, respectively.

Retail Sales by Region

We use sell-through data, which represents sales of our products by our retailer customers to consumers, and by our distributor customers to resellers, along with other metrics, to assess consumer demand for our products. Sell-through data is subject to limitations due to collection methods and the third-party nature of the data. Although the sell-through data we obtained typically represents a majority of our retail sales, the customers supplying sell-through data vary by geographic region and from period-to-period. As a result of these limitations, sell-through data may not be an accurate indicator of actual consumer demand for our products.

Americas

During fiscal year 2014, retail sales in Americas increased □□, compared to fiscal year 2013. Retail sales increased in □ablet □ Other Accessories, Mobile speakers, PC □aming, PC Keyboards □ Desktops and Pointing Devices, partially offset by decreases in □on-Strategic Other, Audio-PC □ Wearables, Remotes, and □ideo. □he increase in □ablet □ Other Accessories was led by sales of our Ultrathin Keyboard Cover for the iPad and from our recently introduced Keyboard Folio suite of products designed for the iPad, iPad mini and iPad Air. □he increase in Mobile Speakers was primarily from the UE BOOM. □he increase in PC □aming was due to the recent launch of our new gaming products. □he increase in PC Keyboards □ Desktops was driven by low-end, mid-range and high-end products. Retail sales improved in the United States and Canada during fiscal year 2014, compared to fiscal year 2013. In addition, retail sell-through increased □□ during fiscal year 2014, compared to fiscal year 2013.

During fiscal year 2013, Americas decreased 7□, compared to fiscal year 2012. □his decrease was primarily from significant decreases in our □on-Strategic Other, □ideo, Pointing Devices, Audio- PC □ Wearables, Remotes and PC □aming, partially offset by an increase in □ablets □ Other Accessories, due to demand from the Logitech Ultrathin Keyboard Cover for the iPad and slight increases in PC Keyboards □ Desktops and Mobile Speakers. During fiscal year 2013, we experienced weakness primarily in the United States, partially offset by improvements in Mexico and Brazil. In addition, retail sell-through decreased 5□ during fiscal year 2013, compared to fiscal year 2012.

EMEA

During fiscal year 2014, retail sales in EMEA decreased 4□, compared to fiscal year 2013. Retail sales decreased in Pointing Devices, □ideo, Audio-PC □ Wearables, and □on-Strategic other, partially offset by increases in □ablet □ Other Accessories, Mobile Speakers, PC □aming and Remotes. We experienced a significant decrease in □ermany due to sales challenges which we overcame in the second half of fiscal year 2014. □he decrease in □ermany was partially offset by an increase in the United Kingdom. In addition, retail sell-through decreased 4□ in Euros during fiscal year 2014, compared to fiscal year 2013.

During fiscal year 2013, retail sales in EMEA decreased 11□, compared to fiscal year 2012. □he decrease was primarily caused by the extreme weakness in the PC market and the continued macro-economic uncertainty across many European countries. □he decrease was due to □on-Strategic Other, Pointing Devices, Audio-PC □ Wearables, □ideo, and Mobile Speakers offset in part by □ablet □ Other Accessories, and PC Keyboard □ Desktops. During fiscal year 2013, we experienced significant sales decreases in ma□or countries such as □ermany, France, Switzerland, Spain, and the □etherlands.

Asia Pacific

During fiscal year 2014, retail sales in Asia Pacific increased 2□, compared to fiscal year 2013. Retail sales increased in PC □aming, □ablet □ Other Accessories, Mobile Speakers and Remotes, partially offset by decreases in □on-Strategic Other, Audio- PC □ Wearables, □ideo, and Pointing Devices and PC keyboards □ Desktops. In addition, retail sell-through in Asia Pacific increased 2□ during fiscal year 2014, compared to fiscal year 2013.

During fiscal year 2013, retail sales in Asia Pacific decreased 4□, compared to fiscal year 2012. □his decrease was primarily due to decreases in our □on-Strategic Other, remotes, PC □aming and □ideo, partially offset by a significant increase in □ablet □ Other Accessories and Mobile Speakers. Decreases by country within the Asia Pacific region were primarily from India, Australia, □aiwan and South Korea, partially offset by increases in China, □ew □ealand and Indonesia. Retail sell-through in Asia Pacific increased 2□ during fiscal year 2013, compared to fiscal year 2012.

Net Sales by Product Categories

□et sales by product categories for fiscal years 2014, 2013 and 2012 were as follows □in thousands□□

	Years Ended March 31,			Change	
	2014	2013*	2012*	2014 vs. 2013	2013 vs. 2012
		As Revised			
Peripherals:					
PC □aming	□ 186,□26	□ 144,512	□ 186,1□0	2□□	□22□
□ablet □ Other Accessories	172,484	11□,856	44,326	44	170
Mobile Speakers	87,414	33,408	21,□6□	162	52
Growth	446,824	2□7,776	252,485	50	18
Pointing Devices	506,884	521,083	55□,366	□3□	□7□
PC Keyboards □ Desktops	415,512	3□□,144	383,6□7	4	4
Audio-PC □Wearables	255,573	2□2,245	33□,3□4	□13□	□14□
□ideo	137,115	153,060	1□6,662	□10□	□22□
Remotes	67,371	71,641	□1,000	□6□	□21□
Profit Maximization	1,382,455	1,437,173	1,570,11□	□4□	□8□
Other	37,000	86,102	160,17□	□57□	□46□
Non-Strategic	37,000	86,102	160,17□	□57□	□46□
OEM	141,74□	141,186	185,□5□	0	□24□
	2,008,028	1,□62,237	2,168,742	2	□10□
Video conferencing	120,685	137,040	147,461	□12□	□7□
	□2,128,713	□2,0□□,277	□2,316,203	1	□□□

□ Certain products within the retail product families presented in prior years have been reclassified to conform to the current year presentation.

Growth Categories:

PC Gaming

Our retail PC □aming category comprises PC □aming mice, keyboards, headsets, gamepads and steering wheels.

During fiscal year 2014, retail sales of PC □aming increased 2□□ and units sold increased 24□, compared to fiscal year 2013. □his growth was primarily due to the recent launch of our new gaming products, including mice, keyboards and headsets. □ew products made up 23□ of total PC □aming revenue for fiscal year 2014. Our top revenue-generating PC □aming products included the Logitech □27 Racing Wheel, the Logitech □□30 Wireless □aming Headset, the □500s Laser □aming Mouse, the □700s Rechargeable □aming Mouse, and the □710□ Mechanical □aming Keyboard.

During fiscal year 2013, retail sales of PC □aming decreased 22□ and units sold decreased □□, compared to fiscal year 2012. □he decrease was across most of our PC □aming products, with the most significant decrease in our steering wheel product category, partially offset by strong sales from select gaming products including the Logitech □□30 Wireless □aming Headsets. □he difference between the decline in gaming sales and the decrease in units sold reflects a product mix shift away from higher-priced steering wheels to lower-priced mice, keyboards and gamepads. □he overall decline in this category primarily reflected an aging product lineup.

□NN□□L □E□O□□

Tablet & Other Accessories

Our retail □ablet □ Other Accessories category comprises keyboards and covers for tablets and smartphones as well as other accessories for mobile devices.

During fiscal year 2014, retail sales of □ablet □ Other Accessories increased 44□ and units sold increased 87□, compared to fiscal year 2013. □he increase was driven by demand for the Logitech Ultrathin Keyboard Cover for the iPad, as well as strong sales from recently introduced products such as the Logitech Ultrathin Keyboard Cover for the iPad Mini and from the Logitech Keyboard Folio suite of products designed for the iPad, iPad mini, and iPad Air. □he faster growth in unit shipments reflects the broadening of our portfolio to address a larger portion of the tablet accessory market, including tablet cases.

During fiscal year 2013, retail sales of □ablet □ Other Accessories represented our strongest product category with an increase of 170□ and units sold increase of 124□, compared to fiscal year 2012. □his increase was driven by demand for the Logitech Ultrathin Keyboard Cover, which represented our best selling product across all of our categories.

Mobile Speakers

Our retail Mobile Speakers category includes portable Bluetooth wireless speakers.

During fiscal year 2014, retail sales of Mobile Speakers increased 162□ and units sold increased 88□, compared to fiscal year 2013. □he 162□ increase in our wireless speakers for smartphones and tablets was driven by a strong demand primarily for the UE BOOM. Our top revenue-generating wireless speaker products during fiscal year 2014 included the UE BOOM and the UE Mini BOOM.

During fiscal year 2013, retail sales of Mobile Speakers increased 52□ and units sold increased 53□, compared to fiscal year 2012. □he increase was from a 52□ increase in our wireless speakers for smartphones and tablets. We experienced strong initial sales from our new wireless speakers including the Logitech UE Mobile Boombox and Logitech UE Boombox, both of which began shipping late in the second quarter of fiscal year 2013. During the fourth quarter of fiscal year 2013, this category was negatively impacted by very weak demand for the Logitech UE Boombox. □he poor sales performance of this product was due to a lack of competitive differentiation and a form factor that has proved to be too large for many consumers. Contrasting, sales continued to be strong for our smaller, lower cost Logitech UE Mobile Boombox.

Profit Maximization Categories:

Pointing Devices

Our retail Pointing Devices category comprises PC and Mac-related mice, touchpads and presenters.

During fiscal year 2014, retail sales of Pointing Devices decreased 3□ and units sold decreased 1□, compared to fiscal year 2013. □he decrease in retail sales was primarily due to the continued weakness in the global PC market. □he decrease was primarily from our high-end product offerings, which decreased 14□, followed by our mid-range product offerings, which decreased 6□, and our low-end product offerings remained relatively flat for the year. Retail sales of corded mice decreased □□ and units sold decreased 10□. Retail sales of cordless mice decreased 1□ and units sold increased 4□.

During fiscal year 2013, retail sales of pointing devices decreased 7□ and units sold decreased 5□, compared to fiscal year 2013. □he continued weakness in the global PC market was a ma□or factor in the sales decrease across all regions except the Asia Pacific region where retail sales were consistent. □he decrease in our low-end product offerings, which decreased 6□, and our mid-range products which decreased 8□, was partially offset by an increase in our high-end product offerings of 3□. Sales of all cordless mice decreased 5□ and units sold increased 1□. Corded mice sales decreased 16□ and units sold decreased 13□.

PC Keyboards & Desktops

Our retail PC Keyboard □ Desktop category comprises PC keyboards and keyboard/mice combo products.

During fiscal year 2014, retail sales of PC Keyboards □ Desktops increased 4□ and units sold decreased 1□, compared to fiscal year 2013. □he sales increase was primarily due to sales increase in our corded and cordless combo. Our best selling product in this category was the Wireless □ouch Keyboard K400, which features an integrated touchpad and has been popular for use in the living room. Retail sales of corded and cordless keyboards decreased 17□ and 5□, respectively, and units sold decreased 21□ and 6□, respectively. Retail sales of corded and cordless combos increased 3□ and 7□, respectively, and units sold decreased 1□ and increased 10□, respectively.

During fiscal year 2013, retail sales of PC Keyboards □ Desktops increased 4□ and units sold increased 1□, compared to fiscal year 2012. Although this category was affected by the continued weakness in the global PC market, we managed to achieve a modest retail sales increase due to continued development of new, innovative products led by the Logitech Wireless □ouch Keyboard K400, and from other products, including the Logitech Washable Keyboard K310, Logitech Wireless Combo MK240, Logitech Bluetooth Illuminated Keyboard K810 and the Logitech Wireless Solar Keyboard for Mac. Retail sales of corded and cordless combos decreased □□ and were consistent, respectively, and units sold decreased 7□ and increased 4□, respectively. Retail sales of corded and cordless keyboards decreased 5□ and decreased 7□, respectively, and unit sales decreased 11□ and were consistent, respectively.

Audio-PC & Wearables

Our retail Audio-PC □ Wearables category comprises PC speakers, PC headsets and in-ear headphones.

During fiscal year 2014, retail sales of Audio-PC decreased 13□ and units sold decreased 17□, compared to fiscal year 2013. □he decrease was primarily due to decreases in PC speaker retail sales of 10□ and units sold of 11□. □hese decreases reflect both a weakness in the overall market for new PCs and a market shift toward mobile audio devices. Retail sales of our Wearables products declined 3□□, as we phase out the headphone category.

During fiscal year 2013, retail sales of Audio-PC decreased 14□ and units sold decreased 15□, compared to fiscal year 2012. □his was due to a decrease in PC speaker retail sales of 14□ and unit sales decrease of 17□ and PC headset retail sales decrease of 8□ and units sold decrease of 10□. □hese decreases reflect both weakness in the overall market for new PCs and a market shift toward mobile audio devices.

Video

Our retail □ideo category comprises retail webcams and Unified Communications webcams.

During fiscal year 2014, retail sales of □ideo decreased 10□ and units sold decreased 26□, compared to fiscal year 2013. □he decrease was primarily due to weakness in our consumer webcam product line, which decreased 17□, and which continued to be negatively impacted by the combination of market trends, including the popularity of embedded webcams in mobile devices, and the overall weakness of the PC market. □he decrease in our webcam product line was concentrated in both the low-end and mid-end of the category. □he decrease was partially offset by strong growth in our high-end category, which increased 28□.

During fiscal year 2013, retail sales of □ideo decreased 22□ and units sold decreased 27□, compared to fiscal year 2012. □he decrease was primarily due to weakness in our webcam product line, which decreased 26□, and which continued to be negatively impacted by the combination of market trends, including the popularity of embedded webcams in mobile devices, and the overall weakness of the PC market. We experienced strong growth in the high-end category driven by the Logitech HD Pro Webcam C□20, which offers full HD 1080p, and from the Logitech BCC□50 Conference Cam for the enterprise market.

Remotes

Our retail Remotes category comprises our Harmony remotes.

During fiscal year 2014, retail sales of Remotes decreased 6□ and units sold decreased 23□, compared to fiscal year 2013. □he decrease in Remotes was primarily concentrated in our high-end and low-end products, partially offset by increases in our mid-range product lines. □ew products such Harmony Ultimate and Harmony Smart Control contributed to 58□ of total retail sales of Remotes for fiscal year 2014. □he higher decline in units sold reflected our strategic shift away from the low-end products.

During fiscal year 2013, retail sales of Remotes decreased 21□ and units sold decreased 37□, compared to fiscal year 2012. □he decrease was concentrated in the low and mid-range remotes, which decreased 3□□ and 66□, respectively. □he high-end remotes decreased 7□ □however we launched Harmony □ouch in October 2012, our first new high-end remote in over four years. □he significant decrease in units sold, relative to retail sales, primarily reflects the transition away from selling low end remotes to mid to high-end remotes.

Non-Strategic

□his category comprises a variety of products that we currently intend to transition out of, or have already transitioned out of, because they are no longer strategic to our business. Products currently included in this category include □□ camera, Digital □ideo Security, □□ and home speakers, □oogle □□ products, and Keyboard/Desktop accessories.

During fiscal year 2014, retail sales of this category decreased 57□ and units sold decreased 64□, compared to fiscal year 2013.

During fiscal year 2013, retail sales of this category decreased 46□ and units sold decreased 37□, compared to fiscal year 2012.

OEM

During fiscal year 2014, OEM sales and units sold remained flat compared to fiscal year 2013.

During fiscal year 2013, OEM sales decreased 24□ and units sold decreased 12□, compared to fiscal year 2012. □hese declines were primarily due to lower sales in pointing devices and the keyboard/desktop category.

Video Conferencing

During fiscal year 2014, video conferencing sales decreased 12□ compared to fiscal year 2013. □he decrease was primarily due to a combination of a changing industry landscape caused by a shift to less expensive, cloud-based video conferencing solutions, an evolving Lifesize product line and challenges in execution experienced in all geographic regions.

During fiscal year 2013, video conferencing sales decreased 7□ compared to fiscal year 2012. □he decrease was impacted by the slowdown in the overall video conferencing industry, together with the competitive environment in fiscal year 2013 and lower demand related to new product launches.

Gross Profit

Gross profit for fiscal years 2014, 2013 and 2012 was as follows (in thousands):

	Years Ended March 31,			Change	
	2014	2013	2012	2014 vs. 2013	2013 vs. 2012
		As Revised	As Restated		
Net sales	$2,128,713	$2,0□□,277	$2,316,203	1%	□□□
Cost of goods sold	1,400,844	1,38□,643	1,508,670	1	(8)%
Gross profit	$ 727,86□	$ 70□,634	$ 807,533	3	(12)%
Gross margin	34.2%	33.8%	34.□%		

Gross profit consists of net sales, less cost of goods sold, which includes materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing components from outside suppliers, distribution costs, outside processing costs, write-down of inventories and amortization of intangible assets.

The increase in gross margin during fiscal year 2014, compared to fiscal year 2013, was primarily due to cost improvements across all of our PC-related categories and from actions we took since fiscal year 2013 to streamline our product portfolio, revalue inventory of several discontinued Music category products and the discontinuation of projects in 2013 due to restructuring.

Gross margin for fiscal year 2013 decreased, compared to fiscal year 2012. During fiscal year 2013, we experienced gross margin improvement from improvements to our global supply chain process. These improvements were almost entirely offset by an unfavorable change in retail product mix, the negative impact of a weaker euro, a charge to revalue our inventory of several headphones and a large form-factor wireless speaker included in our mobile speakers retail product category, pricing actions related to the simplification of our product portfolio in Americas and EMEA regions, costs related to product development efforts that were discontinued as a result of our restructuring plans during fiscal year 2013, and a provision for a patent dispute.

Operating Expenses

Operating expenses for fiscal years 2014, 2013 and 2012 were as follows (in thousands):

	Years Ended March 31,			Change	
	2014	2013	2012	2014 vs. 2013	2013 vs. 2012
		As Revised	As Restated		
Marketing and selling	$37□,747	$431,886	$422,116	(12)%	2%
% of net sales	17.8%	20.6%	18.2%		
Research and development	13□,385	155,012	162,15□	(10)%	(4)%
% of net sales	6.5%	7.4%	7.0%		
General and administrative	118,□40	114,381	10□,260	4	5
% of net sales	5.6%	5.4%	4.7%		
Impairment of goodwill and other assets	□	216,688	□	(100)%	□
% of net sales	0.0%	10.3%	0.0%		
Restructuring charges	13,811	43,704	□	(68)%	□
% of net sales	0.7%	2.1%	0.0%		
Total operating expenses	$651,883	$□61,671	$6□3,535	(32)%	3%
% of net sales	30.6%	45.8%	2□.□%		

□he decrease in total operating expenses during fiscal year 2014, compared to fiscal year 2013, was primarily due to the □216.7 million impairment of goodwill and other assets recorded in fiscal year 2013, combined with the restructuring plans initiated in fiscal year 2013, which reduced personnel-related expenses in fiscal year 2014 and resulted in a □30.0 million decrease in restructuring expenses.

□he increase in total operating expenses during fiscal year 2013, compared to fiscal year 2012, was mainly due to the □216.7 million impairment charge of goodwill and other assets primarily related to the Lifesize business and from the □43.7 million in costs related to restructuring plans we implemented in fiscal year 2013.

Marketing and Selling

Marketing and selling expense consists of personnel and related overhead costs, corporate and product marketing, promotions, advertising, trade shows, customer and technical support and facilities costs.

During fiscal year 2014, marketing and selling expenses decreased 12□, compared to fiscal year 2013. □he decrease was primarily due to □15 million lower personnel-related expenses from the reduction in Lifesize worldwide workforce restructuring and □24 million lower advertising and marketing cost related to the launch of new Music category in fiscal year 2013.

During fiscal year 2013, marketing and selling expense increased 2□, compared to fiscal year 2012. We experienced increased advertising, product design, consulting and marketing expenses associated with the launch of new music products, which were partially offset by decreases in personnel-related expense from restructuring plans we implemented during fiscal year 2013, and reduction in Digital Home category marketing cost.

Research and Development

Research and development expense consists of personnel and related overhead costs, contractors and outside consultants, supplies and materials, equipment depreciation and facilities costs, all associated with the design and development of new products and enhancements of existing products.

During fiscal year 2014, research and development expense decreased 10□, compared to fiscal year 2013. □he decrease was primarily due to □6 million lower personnel-related expenses from the reduction in Lifesize worldwide restructuring and □□million lower design and development cost related to the fiscal year 2013 launch of the new Music category.

During fiscal year 2013, research and development expense decreased 4□, compared to fiscal year 2012. □he decrease was primarily due to a decrease in personnel related expenses due to the reduction in worldwide workforce resulting from our restructuring plans.

General and Administrative

□eneral and administrative expense consists primarily of personnel and related overhead and facilities costs for the finance, information systems, executive, human resources and legal functions.

During fiscal year 2014, general and administrative expense increased 4□, compared to fiscal year 2013. □he increase was primarily due to □8 million increase in personnel-related expense due to higher variable compensation costs related to our improved performance and share-based compensation expense, partially offset by □4 million decrease of facility related expenses due to our recent restructuring plans which occurred during fiscal year 2013.

During fiscal year 2013, general and administrative expense increased 5□, compared to fiscal year 2012. □he increase was primarily due to the gain on sale of property and plant related to unused manufacturing properties in China which impacted fiscal year 2012 and from the write-off of the remaining lease obligations resulting from the exit of our former U.S. corporate offices during fiscal year 2013, partially offset by a decrease in personnel-related expenses and share-based compensation expense due to the reduction in worldwide workforce from our restructuring plans during fiscal year 2013.

Impairment of Goodwill and Other Assets

□here was no impairment of goodwill and other assets for fiscal year 2014. We recorded an impairment charge of goodwill and other assets of □216.7 million primarily related to the Lifesize business in fiscal year 2013.

While performing our annual goodwill impairment analysis of each of our reporting units as of December 31, 2012, we determined that our video conferencing reporting unit□s estimated fair value was less than its carrying value, thus requiring a Step 2 assessment of this reporting unit. □his impairment primarily resulted from a decrease in our expected CA□R during the assessment forecast period based on greater evidence of the overall enterprise video conferencing industry experiencing a slowdown in recent quarters, combined with lower demand related to new product launches, increased competition in fiscal year 2013 and other market data. □he Step 2 test required us to fair value all assets and liabilities of our video conferencing reporting unit to determine the implied fair value of this reporting unit□s goodwill. We were unable to complete the Step 2 analysis prior to filing of our Form 10-□ for the quarterly period ended December 31, 2012 due to the complexities of determining the implied fair value of goodwill of our video conferencing reporting unit. Based on our work performed during the third quarter of fiscal year 2013, we initially recorded an estimated goodwill impairment charge of □211.0 million. During the fourth quarter of fiscal year 2013, we completed this goodwill impairment assessment and recorded an additional □3.5 million in goodwill impairment charge related to our video conferencing reporting unit. During the fourth quarter of fiscal year 2013, we also recorded impairment charges of □2.1 million related to our digital video security product line, included within our retail video product category, which we plan to divest.

Restructuring Charges

Our restructuring activities were mainly attributable to the peripherals operating segment. □he following table summarizes restructuring-related activities during the years ended March 31, 2014 and 2013 □in thousands□□

	Restructuring			
	Termination Benefits	Lease Exit Costs	Other	Total
March 31, 2012	□ □	□ □	□ □	□ □
Charges	41,088	1,308	1,308	43,704
Cash payments	□27,768□	□1,233□	□1,322□	□30,323□
Foreign exchange impact	63	□	14	77
March 31, 2013	13,383	75	□	13,458
Charges	6,463	7,348	□	13,811
Ad□ustment for deferred rent	□	1,450	□	1,450
Cash payments	□1□,534□	□1,454□	□	□20,□88
Foreign exchange impact	□170□	□	□	□170□
March 31, 2014	□ 142	□7,41□	□ □	□ 7,561

During the second quarter of fiscal year 2014, we implemented a restructuring plan solely affecting our video conferencing operating segment to align its organization to its strategic priorities of increasing focus on a tighter range of products, expanding cloud-based video conferencing services and improving profitability. Restructuring charges under this plan primarily consist of severance and other one-time termination benefits. During fiscal year 2014, restructuring charges under this plan included □5.0 million in termination benefits and □0.6 million in lease exit costs. We substantially completed this restructuring plan by March 31, 2014.

During the fourth quarter of fiscal year 2013, we implemented a restructuring plan to align our organization to our strategic priorities of increasing focus on mobility products, improving profitability in PC-related products and enhancing global operational efficiencies. As part of this restructuring plan, we reduced our worldwide non-direct labor workforce. Restructuring charges under this plan primarily consisted of severance and other one-time termination benefits. During fiscal year 2014, restructuring charges under this plan included □1.5 million in termination benefits and □6.7 million in lease exit costs, □5.4 million of which pertains to the consolidation our

□NN□□L □E□O□□

Silicon □alley campus from two buildings down to one during the quarter ended March 31, 2014. During fiscal year 2013, restructuring charges under this plan included □15.2 million in termination benefits to affected employees. We substantially completed this restructuring plan by the fourth quarter of fiscal year 2014.

During the first quarter of fiscal year 2013, we implemented a restructuring plan to simplify our organization, better align our costs with our current business and to free up resources to pursue growth opportunities. A ma□ority of the restructuring activity was completed during the first quarter of fiscal year 2013. As part of this restructuring plan, we reduced our worldwide non-direct labor workforce. During fiscal year 2013, restructuring charges under this plan included □25.□ million in termination benefits, □1.3 million in legal, consulting, and other costs as a result of the terminations, and □1.3 million in lease exit costs associated with the closure of existing facilities. □ermination benefits are calculated based on regional benefit practices and local statutory requirements. We substantially completed this restructuring plan by the fourth quarter of fiscal year 2013.

Interest Income (Expense), Net

Interest income and expense for fiscal years 2014, 2013 and 2012 were as follows □in thousands□□

	Years Ended March 31,		
	2014	**2013**	**2012**
Interest income	□1,831	□2,215	□3,121
Interest expense	□2,228□	□1,308□	□447□
	□ □3□7	□ □07	□2,674

Interest income slightly decreased during fiscal year 2014 compared to fiscal year 2013.

Interest expense increased during fiscal year 2014, compared to fiscal year 2013. □he increase was primarily due to the write-off of □1.0 million in amortized loan fees related to our □250.0 million Senior Revolving Credit Facility which we chose to terminate during fiscal year 2014.

Interest income decreased during fiscal year 2013, compared to fiscal year 2012. □he decrease was primarily due to lower invested balances resulting from the □133.5 million cash dividend payment made in September 2012 and from the □87.8 million paid to repurchase 8.6 million shares under our amended September 2008 buyback program.

Interest expense increased during fiscal year 2013, compared to fiscal year 2012. □he increase was primarily due to commitment fees and non-recurring fees related to our □250 million Senior Revolving Credit Facility entered into in December 2011.

Other Income (Expense), Net

Other income and expense for fiscal years 2014, 2013 and 2012 were as follows □in thousands□□

	Years Ended March 31,		
	2014	**2013**	**2012**
Investment income related to deferred compensation plan	□1,487	□ □33	□ 227
□ain on sale of securities	□	831	6,10□
Impairment of investments	□624□	□3,600□	□
Foreign currency exchange gain, net	62	104	1,575
Other	1,068	□466□	□256□
	□1,□□3	□□2,1□8	□7,655

Investment income for fiscal years 2014, 2013 and 2012 represents earnings, gains, and losses on trading investments related to a deferred compensation plan offered by one of our subsidiaries.

The $0.6 million and $3.6 million investment impairment charges in fiscal years 2014 and 2013, respectively, resulted from the write-down of an investment in a privately-held company.

During fiscal year 2013, we sold the remaining two of our available-for-sale securities with a total carrying value of $0.4 million and a total par value of $15.2 million for $0.□ million. This sale resulted in $0.8 million gain recognized in other income (expense), $0.3 million of which resulted from the recognition of a temporary increase in fair value previously recorded in accumulated other comprehensive loss.

During fiscal year 2012, we sold two of our available-for-sale securities, with a total carrying value of $0.5 million and a total par value of $10.0 million, for $6.6 million, resulting in a gain of $6.1 million.

Foreign currency exchange gains or losses relate to balances denominated in currencies other than the functional currency in one of our subsidiaries, as well as to the sale of currencies, and to gains or losses recognized on foreign exchange forward contracts. We do not speculate in currency positions, but we are alert to opportunities to maximize foreign exchange gains.

Provision for (Benefit from) Income Taxes

The provision for (benefit from) income taxes and effective income tax rate for fiscal years 2014, 2013 and 2012 were as follows (in thousands):

	Years Ended March 31,		
	2014	2013 As Revised	2012 As Restated
Provision for (benefit from) income taxes	$3,278	$(25,810)	$20,0□0
Effective income tax rate	4.2%	10.2%	16.2%

The provision for income taxes consists of income and withholding taxes. We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. Our effective income tax rate may be affected by changes in or interpretations of tax laws and tax agreements in any given jurisdiction, utilization of net operating loss and tax credit carryforwards, changes in geographical mix of income and expense, and changes in management's assessment of matters such as the ability to realize deferred tax assets.

The change in the effective income tax rate between fiscal year 2014 and 2013 was primarily due to the mix of income and losses in the various tax jurisdictions in which we operate and a tax benefit of $14.3 million during fiscal year 2014, related to the reversal of uncertain tax positions resulting from the expiration of the statutes of limitations. In fiscal year 2013, there was a tax benefit of $35.6 million related to the reversal of uncertain tax positions resulting from the closure of federal income tax examinations in the United States.

The change in the effective income tax rate between fiscal year 2013 and 2012 was primarily due to the mix of income and losses in the various tax jurisdictions in which we operate and a tax benefit of $35.6 million during fiscal year 2013, related to the reversal of uncertain tax positions resulting from the closure of federal income tax examinations in the United States.

The federal research tax credit in the United States has expired as of December 31, 2013. The income tax expense for the fiscal year ended March 31, 2014 reflected a $0.8 million tax benefit for research tax credits.

As of March 31, 2014 and March 31, 2013, the total amount of unrecognized tax benefits due to uncertain tax positions was $□1.0 million and $□5.4 million, respectively, of which $86.1 million and $□0.3 million would affect the effective income tax rate if recognized, respectively.

As of March 31, 2014, we had $□3.1 million in non-current income taxes payable and $0.3 million in current income taxes payable, including interest and penalties, related to our income tax liability for uncertain tax positions. As of March 31, 2013, we had $□8.8 million in non-current income taxes payable.

We continue to recognize interest and penalties related to unrecognized tax positions in income tax expense. We recognized $1.1 million, $1.0 million and $1.2 million in interest and penalties in income tax expense during fiscal years 2014, 2013 and 2012, respectively. As of March 31, 2014, 2013 and 2012, we had approximately $5.6 million, $6.6 million and $7.5 million of accrued interest and penalties related to uncertain tax positions.

We file Swiss and foreign tax returns. For all these tax returns, we are generally not subject to tax examinations for years prior to fiscal year 2001. We are under examination and have received assessment notices in foreign tax jurisdictions. At this time, we are not able to estimate the potential impact that these examinations may have on income tax expense. If the examinations are resolved unfavorably, there is a possibility they may have a material negative impact on our results of operations.

Liquidity and Capital Resources

Cash Balances, Available Borrowings, and Capital Resources

As of March 31, 2014, we had cash and cash equivalents of $46□4 million, compared with $333.8 million at March 31, 2013. Our cash and cash equivalents consist of bank demand deposits and short-term time deposits of which 73% is held by our Swiss-based entities and 12% is held by our subsidiaries in Hong Kong and China. We do not expect to incur any material adverse tax impact or be significantly inhibited by any country in which we do business from the repatriation of funds to Switzerland, our home domicile.

At March 31, 2014, our working capital was $478.2 million compared with working capital of $385.1 million at March 31, 2013. The increase in working capital over the prior year was primarily due to higher cash balances offset by low inventory balances at March 31, 2014.

During fiscal year 2014, we generated $205.4 million from operating activities. Our main sources of operating cash flows were from net income after adding back non-cash expenses of depreciation, amortization, and share-based compensation expense, from an increase in accrued and other liabilities and from a decrease in inventories. Net cash used in investing activities was $46.8 million, primarily for purchase of property, plant, and equipment of $46.7 million. Net cash used in financing activities was $22.7 million, primarily for the $36.1 million cash dividends, partially offset by $16.□ million in proceeds received from the sale of shares upon exercise of options and purchase rights.

During fiscal year 2013, we generated $122.4 million of cash flow from operating activities. Our main sources of operating cash flows were net loss after adding back non-cash expenses of depreciation, amortization, impairment of goodwill and other assets, investment impairment, share-based compensation expense, and from decreases in accounts receivables and inventories. These sources of operating cash flows were offset in part by decreases in accounts payables and accrued liabilities and an increase in other assets. Net cash used in investing activities was $57.7 million, primarily for $54.5 million of investments in leasehold improvements, computer hardware and software, tooling and equipment and for our strategic investments of $4.4 million. Net cash used in financing activities was $207.6 million, primarily for the $133.5 million cash dividend payment and for the $87.8 million used to repurchase 8.6 million shares under our share buyback program, partially offset by $16.0 million in proceeds received from sale of shares upon exercise of options and purchase rights.

In December 2011, we entered into a Senior Revolving Credit Facility Agreement ("Credit Facility") with a group of primarily Swiss banks that provided for a revolving multicurrency unsecured credit facility in the amount of up to $250.0 million and subject to certain requirements, permitted us to arrange with existing or new lenders to provide up to an aggregate of $150.0 million in additional commitments, for a total of $400.0 million. We also paid a quarterly commitment fee of 40% of the applicable margin on the available commitment. In December 2013, given the significant improvement in our financial performance and outlook, we chose to terminate this Credit Facility and wrote-off the capitalized commitment fees totaling $1.0 million. There were no outstanding borrowings at the time of termination.

We had several uncommitted, unsecured bank lines of credit aggregating to $40.0 million as of March 31, 2014. There are no financial covenants under these lines of credit which we must comply with. As of March 31, 2014, we had outstanding bank guarantees of $7.1 million under these lines of credit. We also had credit lines related to corporate credit cards totaling $6.□million as of March 31, 2014. There are no financial covenants under these credit lines.

We file Swiss and foreign tax returns. For all these tax returns, we are generally not subject to tax examinations for years prior to fiscal year 2001. We are under examination and have received assessment notices in foreign tax jurisdictions. At this time, we are not able to estimate the potential impact that these examinations may have on income tax expense. If the examinations are resolved unfavorably, there is a possibility they may have a material negative impact on our results of operations.

Although we have adequately provided for uncertain tax positions, the provisions on these positions may change as revised estimates are made or the underlying matters are settled or otherwise resolved. It is reasonably possible that resolutions in the next 12 months could increase or decrease the balance of our unrecognized tax benefits but we are not able to estimate the change at this time.

The following table summarizes our Consolidated Statements of Cash Flows (in thousands):

	Years Ended March 31,		
	2014	2013 As Revised	2012 As Restated
Net cash provided by operating activities	$205,421	$122,38□	$202,534
Net cash used in investing activities	(46,803)	(57,723)	(57,602)
Net cash used in financing activities	(22,681)	(207,641)	(13□,374)
Effect of exchange rate changes on cash and cash equivalents	□34□	(1,57□)	(5,11□)
Net increase (decrease) in cash and cash equivalents	$135,588	$(144,546)	$ 43□

Cash Flow from Operating Activities

The following table presents selected financial information and statistics for fiscal years 2014, 2013 and 2012 (dollars in thousands):

	March 31,		
	2014	2013 As Revised	2012 As Restated
Accounts receivable, net	$182,02□	$178,□5□	$223,104
Inventories	222,402	262,644	2□7,072
Working capital	478,213	385,073	574,□44
Days sales in accounts receivable ("DSO") (1)	34 days	34 days	38 days
Inventory turnover ("I□O") (2)	5.□x	4.7x	4.6x

(1) DSO is determined using ending accounts receivable as of the most recent quarter-end and net sales for the most recent quarter.

(2) I□O is determined using ending inventories and annualized cost of goods sold (based on the most recent quarterly cost of goods sold).

DSO as of March 31, 2014 remained flat compared to March 31, 2013.

DSO as of March 31, 2013 decreased 4 days, compared to March 31, 2012. □he decrease was primarily due to improvement in cash collections.

□ypical payment terms require customers to pay for product sales generally within 30 to 60 days. However, terms may vary by customer type, by country and by selling season. Extended payment terms are sometimes offered to a limited number of customers during the quarters ended September 30 and December 31. We do not modify payment terms on existing receivables, but may offer discounts for early payment.

I□O as of March 31, 2014 increased, compared to March 31, 2013. □he increase was primarily due to lower inventory levels in relation to net sales during the fourth quarter of fiscal year 2014.

I□O as of March 31, 2013 increased, compared to March 31, 2012. □he increase was primarily due to lower inventory levels at March 31, 2013 in relation to net sales during the fourth quarter of fiscal year 2013.

Cash Flow from Investing Activities

	Years Ended March 31,		
	2014	2013	2012
		As Revised	As Restated
Purchases of property, plant and equipment	□46,658□	□54,487□	□54,1□□
Purchase of strategic investment	□300□	□4,420□	□
Acquisitions, net of cash acquired	□650□	□	□18,814□
Proceeds from sales of available-for-sale securities	□	□17	6,550
Proceeds from return of investment from strategic investments	261	□	□
Proceeds from sales of property and equipment	□	□	8,□67
Purchase of trading investments	□8,450□	□4,1□6	□7,505□
Proceeds from sales of trading investments	8,□□4	4,463	7,3□□
	□46,803□	□57,723□	□57,602□

Our expenditures for property, plant and equipment during fiscal year 2014, 2013 and 2012 were primarily expenditures for leasehold improvements, computer hardware and software, tooling and equipment.

During fiscal year 2014, purchases of property, plant and equipment decreased, compared to fiscal year 2013, primarily due to leasehold improvements related to our new Silicon □alley campus during fiscal year 2013. During fiscal year 2014, we made a □0.7 million investment. During fiscal year 2013, we sold our two remaining available-for-sale securities for □0.□million.

During fiscal year 2013, we purchased a strategic investment for □4.0 million in exchange for convertible preferred stock. We accounted for this investment under the cost method of accounting since we have less than a 20□ ownership interest and we lack the ability to exercise significant influence over the operating and financial policies of the investee. We also purchased another strategic investment for □0.4 million in exchange for approximate 20□ ownership interest. We accounted for this investment under the equity method of accounting since we have the ability to exercise significant influence over the operating and financial policies of the investee. In addition, we sold our two remaining available-for-sale securities for □0.□million.

During fiscal year 2012, □54.2 million capital investment activity was primarily due to leasehold improvements related to our new Americas headquarters. We also acquired Mirial S.r.l. for a total consideration of □18.8 million □□13.0 million□ net of cash acquired of □1.4 million □□1.0 million□ Proceeds from the sale of property and plant related to the sale of unused manufacturing properties in China.

The purchases and sales of trading investments during fiscal years 2014, 2013 and 2012 represent mutual fund activity directed by participants in a deferred compensation plan offered by one of our subsidiaries. The mutual funds are held by a Rabbi Trust.

Cash Flow from Financing Activities

	Years Ended March 31,		
	2014	2013	2012
Payment of cash dividends	$(36,123)	$(133,462)	$ —
Purchases of treasury shares	—	(87,812)	(156,036)
Proceeds from sales of shares upon exercise of options and purchase rights	16,□14	15,□82	17,5□1
Tax withholdings related to net share settlements of restricted stock units	(5,718)	(2,375)	(□66)
Excess tax benefits from share-based compensation	2,246	26	37
	$(22,681)	$(207,641)	$(13□,374)

During fiscal year 2014, we paid an annual cash dividend of $36.1 million, compared to a special one-time distribution of $133.5 million during fiscal year 2013.

There was no stock repurchase activity during fiscal year 2014. During fiscal year 2013, we repurchased 8.6 million shares for $87.8 million, compared to 17.5 million shares for $156.0 million during fiscal year 2012.

Proceed from the sale of shares upon exercise of options and purchase rights pursuant our stock plans during fiscal years 2014, 2013 and 2012 was $16.□ million, $16.0 million and $17.6 million, respectively. The payment of tax withholdings related to net share settlements of RSUs (restricted stock units) required during fiscal years 2014, 2013 and 2012 was $5.7 million, $2.4 million and $1.0 million, respectively.

Cash Outlook

Our principal sources of liquidity are our cash and cash equivalents, cash flow generated from operations and, to a much lesser extent, capital markets and borrowings. Our future working capital requirements and capital expenditures may increase to support investment in product innovations and growth opportunities, or to acquire or invest in complementary businesses, products, services, and technologies.

In March 2014, our Board of Directors approved a new share buyback program, which authorizes us to invest up to $250.0 million to purchase our own shares. Our share buyback program provides us with the opportunity to make opportunistic repurchases during periods of favorable market conditions and is expected to remain in effect for a period of three years. Shares may be repurchased from time to time on the open market, through block trades or otherwise. Purchases may be started or stopped at any time without prior notice depending on market conditions and other factors.

We file Swiss and foreign tax returns. For all these tax returns, we are generally not subject to tax examinations for years prior to fiscal year 2001. We are under examination and have received assessment notices in foreign tax jurisdictions. At this time, we are not able to estimate the potential impact that these examinations may have on income tax expense. If the examinations are resolved unfavorably, there is a possibility they may have a material negative impact on our results of operations.

During the second quarter of fiscal year 2014, we implemented a restructuring plan solely affecting our video conferencing operating segment to align our organization to our strategic priorities of increasing focus on a tighter range of products, expanding cloud-based video conferencing services and improving profitability. During the fourth quarter of fiscal year 2013, we implemented an additional restructuring plan to realign our organization to increase our focus on mobility products, improve profitability in PC-related products and enhance our global operational efficiencies.

Our other contractual obligations and commitments that require cash are described in the following sections.

For over ten years, we have generated positive cash flows from our operating activities, including cash from operations of □205.4 million, □122.4 million and □202.5 million during fiscal years 2014, 2013 and 2012, respectively. During fiscal year 2013, our level of cash and cash equivalents was significantly reduced by the distribution of CHF 125.7 million □U.S. dollar amount of □133.5 million□out of retained earnings, and by the □87.8 million in share repurchases. During fiscal year 2014, we paid a cash dividend of CHF 33.7 million □U.S. dollar amount of □36.1 million□out of retained earnings. On □ovember 12, 2014, the Board approved, sub□ect to approval by our shareholders and other Swiss statutory requirements, a dividend of CHF 0.2625 per share. We plan to issue an annual dividend on a recurring basis. If we do not generate sufficient operating cash flows to support our operations and future planned cash requirements, our operations could be harmed and our access to credit facilities could be restricted or eliminated. However, we believe that the trend of our historical cash flow generation, our pro□ections of future operations and reduced expenses and our available cash balances will provide sufficient liquidity to fund our operations for at least the next 12 months.

Contractual Obligations and Commitments

As of March 31, 2014, our outstanding contractual obligations and commitments included□i□facilities leased under operating lease commitments, □ii□purchase commitments and obligations, □iii□long-term liabilities for income taxes payable, and □iv□defined benefit pension plan and non-retirement post-employment benefit obligations. □he following summarizes our contractual obligations and commitments as of March 31, 2014 □in thousands□□

	March 31, 2014	Payments Due by Period			
		<1 year	1-3 years	4-5 years	>5 years
Inventory commitments	□102,760	□102,760	□ □	□ □	□ □
Operating expenses	45,□6□	45,□6□	□	□	□
Capital commitments	12,□□4	12,□□4	□	□	□
Operating leases	77,□4□	17,022	32,□47	7,172	20,808
Income taxes payable[3]	□3,126	□	□	□	□
Obligation for deferred compensation[1]	16,611	□	□	□	□
Employee benefit plan obligation[1]	38,□□□	□	□	□	□
Other non-current obligations[2]	1,715	□	□	□	□
	□3□0,123	□178,745	□32,□47	□7,172	□20,808

□1□ As specific payment dates for these obligations are unknown, the related balances have not been reflected in the "Payments Due by Period" section of the table. We expect to contribute □5.3 million to our defined benefit pension plans during fiscal year 2015.

□2□ Other long-term liabilities at March 31, 2014 related to various other obligations. As specific payment dates for these obligations are unknown, the related balances have not been reflected in the "Payments Due by Period" section of the table.

□3□ As specific payment dates to settle the income taxes payable are unknown at March 31, 2014, the related balances have not been reflected in the "Payments Due by Period" section of the table.

Operating Leases

We lease facilities under operating leases, certain of which require us to pay property taxes, insurance and maintenance costs. Operating leases for facilities are generally renewable at our option and usually include escalation clauses linked to inflation. The remaining terms on our non-cancelable operating leases expire in various years through 2028. The liability for asset retirement obligations was not material for fiscal years 2014, 2013, and 2012.

Purchase Commitments

As of March 31, 2014, we have fixed purchase commitments of $102.8 million for inventory purchases made in the normal course of business to original design manufacturers, contract manufacturers and other suppliers, the majority of which are expected to be fulfilled during the first quarter of fiscal year 2015. We also had commitments of $46.0 million for consulting services, marketing arrangements, advertising, outsourced customer services, information technology maintenance and support services, and other services. Fixed purchase commitments for capital expenditures amounted to $13.0 million and primarily relate to commitments for computer hardware and leasehold improvements. We expect to continue making capital expenditures in the future to support product development activities and ongoing and expanded operations. Although open purchase commitments are considered enforceable and legally binding, the terms generally allow us the option to reschedule and adjust our requirements based on business needs prior to delivery of goods or performance of services.

Income Taxes Payable

As of March 31, 2014, we had $[illegible]3.1 million in non-current income taxes payable and $0.3 million in current income taxes payable, including interest and penalties, related to our income tax liability for uncertain tax positions. As of March 31, 2013, we had $[illegible]8.8 million in non-current income taxes payable.

We file Swiss and foreign tax returns. For all these tax returns, we are generally not subject to tax examinations for years prior to fiscal year 2001. We are under examination and have received assessment notices in foreign tax jurisdictions. At this time, we are not able to estimate the potential impact that these examinations may have on income tax expense. If the examinations are resolved unfavorably, there is a possibility they may have a material negative impact on our results of operations.

Obligation for Management Deferred Compensation

At March 31, 2014, we had $16.6 million in liabilities related to a deferred compensation plan offered by one of our subsidiaries. See Note 5, Employee Benefit Plans, for more information.

Pension and Post-Employment Obligations

At March 31, 2014, we had $3[illegible]0 million in liabilities related to our defined benefit pension plans and non-retirement post-employment benefit obligations, of which $1.1 million is payable in the next 12 months. See Note 5, Employee Benefit Plans, for more information.

Off-Balance Sheet Arrangements

We have not entered into any transactions with unconsolidated entities whereby we have financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us.

Other Contingencies:

As previously announced, some of the issues reviewed by the Audit Committee are also the subject of an ongoing formal investigation by the SEC, including the accounting for Revue inventory valuation reserves that resulted in the restatement, revision to the Company's financial statements concerning warranty accruals and amortization of intangible assets presented in our Form 10-K/A, filed on August 7,2013, and the Company's transactions with a distributor for Fiscal Year 2007 through Fiscal Year 200[illegible] The Company is cooperating with the SEC in its ongoing investigation. The Company has entered into an agreement with the SEC to extend the statute of limitations. The Company cannot predict the outcome of the investigation at this time and potential fines or penalties, if any, that may arise from the investigation are currently not estimable.

Guarantees

Logitech International S.A., the parent holding company, has issued several parent guarantees on behalf of its subsidiaries. The maximum potential future payment under the guarantee arrangements is limited to $80.0 million. As of March 31, 2014, there were no purchase obligations outstanding for which the parent holding company was required to guarantee payment.

Logitech Europe S.A., a subsidiary of the parent holding company, has guaranteed the purchase obligations of another Logitech subsidiary under a guarantee agreement. This guarantee does not specify a maximum amount. As of March 31, 2014, the amount of purchase obligations outstanding under this guarantee was immaterial. In addition, Logitech Europe S.A. also guaranteed payments of a third-party contract manufacturer's purchase obligations. As of March 31, 2014, the maximum amount of this guarantee was $3.5 million, of which $2.3 million of guaranteed purchase obligations were outstanding.

Indemnifications

We indemnify certain of our suppliers and customers for losses arising from matters such as intellectual property disputes and product safety defects, subject to certain restrictions. The scope of these indemnities varies, but in some instances, includes indemnification for damages and expenses, including reasonable attorneys' fees. As of March 31, 2014, no amounts have been accrued for indemnification provisions. We do not believe, based on historical experience and information currently available, that it is probable that any material amounts will be required to be paid under our indemnification arrangements.

We also indemnify our current and former directors and certain of our current and former officers. Certain costs incurred for providing such indemnification may be recoverable under various insurance policies. We are unable to reasonably estimate the maximum amount that could be payable under these arrangements because these exposures are not capped, the obligations are conditional in nature, and the facts and circumstances involved in any situation that might arise are variable.

Research and Development

For a discussion of the Company's research and development activities, patents and licenses, please refer to Item 1, Business.

Quarterly Results of Operations

As a result of the findings of the Audit Committee□s independent investigation, we have restated our unaudited quarterly financial data for the quarter ended □une 30, 2011, our discussion and analysis regarding our results of operations and cash flows for that quarter as is set forth below. For additional details, see □ote 2 of □otes to our Consolidated Financial Statements and the Company□s Supplementary Data consisting of unaudited quarterly financial data immediately following □ote 16 of □otes to our Consolidated Financial Statements in Part II, Item 8.

	Three months ended June 30,	
	2011	2010
	As Restated	As Revised
□et sales	□480,441	□47□,330
Cost of goods sold	321,6□3	310,046
□ross profit	158,748	16□,284
Operating expenses□		
Marketing and selling	□8,8□1	□1,338
Research and development	40,022	38,264
□eneral and administrative	26,0□6	27,271
□otal operating expenses	165,00□	156,873
Operating income □loss□	□6,261□	12,411
Interest income, net	6□0	521
Other income, net	287	1,7□6
Income □loss□ before income taxes	□5,284□	14,728
Benefit from income taxes	□□,3□□3	□5,402□
□et income	4,10□	20,130
□et income per share□		
Basic	□ 0.02	□ 0.11
Diluted	□ 0.02	□ 0.11
Shares used to compute net income per share□		
Basic	17□,331	175,4□2
Diluted	180,083	177,358

Net Sales

□et sales by channel for the three months ended □une 30, 2011 and 2010 were as follows □in thousands□□

	Three Months Ended June 30,		
	2011	2010	Change %
Retail	□3□4,776	□3□3,867	0□
OEM	4□,178	58,335	□16□
LifeSize	36,487	27,128	34□
□otal net sales	□480,441	□47□,330	0□

Our total net sales were approximately the same in the fiscal quarters ended □une 30, 2011 and 2010. □rowth in retail sales of the Asia Pacific region and the LifeSize division sales were offset by essentially flat retail sales in Americas region and declines in the EMEA region retail sales and OEM sales. Approximately 32□ and 3□□ of the Company□s total net sales were denominated in currencies other than the U.S. dollar in the three months ended □une 30, 2011 and 2010. If foreign currency exchange rates had been the same in three months ended □une 30, 2011 and 2010, our constant dollar total net sales decrease would have been 4□.

Retail units sold increased 2% and our overall retail average selling price decreased 2% in the three months ended June 30, 2011 compared with the three months ended June 30, 2010. Sales of our retail products priced above $100 represented approximately 15% of our total retail sales in both the three months ended June 30, 2011 and 2010. Products priced below $40 represented approximately 57% of retail sales in the fiscal quarter ended June 30, 2011 compared with 61% in the fiscal quarter ended June 30, 2010. If foreign currency exchange rates had been the same in three months ended June 30, 2011 and 2010, our constant dollar retail sales decrease would have been 5%.

Units sold to OEM customers declined 22% during the fiscal quarter ended June 30, 2011 compared with the same period in the prior fiscal year, primarily due to decreased sales of our OEM mice and microphones for console singing games. Sales of our OEM mice decreased 12% and units sold decreased 1[illegible]% during the quarter compared with the same period in the prior fiscal year. Microphone sales decreased by [illegible]% in the three months ended June 30, 2011 compared with the three months ended June 30, 2010. Sales of OEM keyboards and desktops increased 17% in dollars during the quarter compared with the prior year, with unit sales essentially flat between the two periods.

LifeSize net sales represent sales of video conferencing units and related software and services. Sales of our LifeSize products increased 34% in the three months ended June 30, 2011 compared with the three months ended June 30, 2010. Foreign currency exchange rates did not affect LifeSize sales.

Retail Sales by Region

The following table presents the change in retail sales by region for the three months ended June 30, 2011 compared with the three months ended June 30, 2010.

	Three months ended June 30, 2011
EMEA	(14%)
Americas	1%
Asia Pacific	2[illegible]%

Retail sales in the EMEA region declined due to weak consumer demand for our products across much of Western Europe, most notably in the mature markets of Southern Europe such as Italy and Spain, where the economic environment was particularly challenging. The largest retail sales declines in EMEA occurred in the audio, digital home and pointing devices product families. Our constant dollar retail sales decrease in the EMEA region would have been 23%, if foreign currency exchange rates had been the same in the three months ended June 30, 2011 and 2010. Retail units sold during the three months ended June 30, 2011 decreased 13% compared with the prior year, in line with the sales dollar decrease. Despite the weak demand, the overall level of inventory carried by our channel partners declined by 22% from March 31, 2011 to June 30, 2011. We believe we have largely stabilized the EMEA-specific pricing and channel management programs which created the execution issues that negatively impacted our profitability in the fourth quarter of fiscal year 2011. However, we believe that full implementation of the necessary operational changes will continue through the remainder of fiscal year 2012 which has resulted in a reduction of our expectation for EMEA sales in fiscal year 2012. During the three months ended June 30, 2011, we did achieve strong growth in EMEA's emerging markets, particularly Russia, and sell-through in Germany, our largest market in EMEA, improved in the three months ended June 30, 2011 compared with the three months ended March 31, 2011.

In Americas region, retail sales increased 1% and retail units sold were flat in the three months ended June 30, 2011 compared with the same period in the prior fiscal year, primarily due to a 36% sales decline in the digital home product family, which was more than offset by increased sales of keyboards and desktops, pointing devices, and gaming products. In the digital home category, sales of remote controls in first quarter of fiscal year 2011 included the launch of several new remotes, including the Harmony 300 and the Harmony 650, whereas the same period in fiscal year 2012 did not include any remote control product launches. In addition, one of our Americas region customers placed a sizable order for remotes in the three months ended March 31, 2011, to support a promotion campaign, which negatively impacted sales in the three months ended June 30, 2011. The digital home category also includes Logitech Revue and related peripherals, which had slightly negative sales in the quarter, as returns of the products were higher than the very modest sales. Retail sell-through in Americas region increased during the fiscal quarter ended □une 30, 2011 compared with the prior year. Foreign currency exchange rates had no effect on retail sales in the region for the three months ended □une 30, 2011.

Asia Pacific region□s retail sales grew 2□□ during the three months ended □une 30, 2011 compared with the same period in 2010, driven primarily by sales in China, which increased 8□□ compared with the prior year. All product lines grew in the three months ended □une 30, 2011 compared with the prior year quarter, except digital home. □otal retail units sold in the Asia Pacific region increased 31□ during the quarter ended □une 30, 2011 compared with the prior year. Retail sell-through during the quarter increased from the prior year in line with the sales growth. If foreign currency exchange rates had been the same in the three months ended □une 30, 2011 and 2010, our Asia Pacific constant dollar retail sales increase would have been 24□.

Net Retail Sales by Product Family

□et retail sales by product family during the three months ended □une 30, 2011 and 2010 were as follows □in thousands□□

	Three Months Ended June 30,		
	2011	2010	Change %
Retail□ Pointing Devices	□132,062	□131,846	0□
Retail□ Keyboards □ Desktops	□4,5□6	75,281	26□
Retail□ Audio	81,565	□5,646	□15□
Retail□ □ideo	4□,845	47,057	6□
Retail□ □aming	23,3□2	15,451	51□
Retail□ Digital Home	13,316	28,586	□53□
□otal net retail sales	□3□4,776	□3□3,867	0□

Logitech□s Pointing Devices product family includes our mice, trackballs and other pointing devices. Keyboards and desktops □mouse and keyboard combined□include cordless and corded keyboards and desktops, and keyboards and keyboard cases for tablets. Audio includes speakers and headset products for the PC, the home, the tablet and other mobile entertainment platforms, and wireless music systems. Our video product family is comprised of PC webcams and Alert video security systems. □aming includes console and PC gaming peripherals. □he Digital Home product family combines our advanced Harmony Remote controls, Logitech Revue with □oogle □□, and peripherals associated with the □oogle □□ platform. □et sales reflect accruals for product returns, cooperative marketing arrangements, customer incentive programs and pricing programs.

Retail Pointing Devices

A decline in dollar sales of pointing devices in our EMEA region for the first quarter of fiscal year 2012 was offset by growth in Americas and Asia Pacific regions. Retail unit sales of pointing devices increased □□ in the three months ended □une 30, 2011 compared with the same period in 2010. Dollar sales of cordless mice increased 10□, while units grew 24□ in the quarter. We achieved strong sales and unit growth in both our high-end as well as our value-priced cordless mice. Dollar sales of cordless mice grew in both Americas and Asia Pacific regions, with sales in China more than doubling. Unit sales of cordless mice grew in all three regions, with the strongest growth in China. Sales and units of corded mice decreased 1□□ and 6□ in the three months ended □une 30, 2011 compared with the prior fiscal year, with dollar sales declines in all regions.

Retail Keyboards and Desktops

Retail unit sales of keyboards and desktops increased 16□ during the quarter ended □une 30, 2011 compared with 2010, primarily due to our cordless keyboards and desktops. Sales of cordless keyboards more than doubled in dollars compared with the prior year, led by the Wireless Solar Keyboard K750. Sales of cordless desktops increased 2□ in dollars during the three months ended □une 30, 2011 compared with 2010. We also launched our iPad specific keyboard products in limited distribution, with encouraging results during the quarter ended □une 30, 2011. □his new tablet accessories product line includes the Keyboard Case for iPad2 and the □ablet Keyboard for iPad, with additional products planned for launch in future quarters.

Retail Audio

Retail audio unit sales decreased 13□ in the three months ended □une 30, 2011 compared with the same period in the prior year. Dollar sales growth in the Asia Pacific region was more than offset by declines in EMEA and Americas. PC speaker sales decreased 12□ in dollars and 5□ in units. Sales of our iPod speakers decreased 15□ in dollars and 22□ in units in the three months ended □une 30, 2011 compared with the prior year. Partially offsetting the sales declines in speakers, our Ultimate Ears line of earphones grew 12□ in dollars during the quarter.

Retail Video

Our retail sales in the □ideo category increased 6□, while units decreased □□ in the quarter ended □une 30, 2011 compared with 2010. □he growth in sales was driven entirely by the Logitech Alert line of digital video security systems. Webcam sales declined 7□ in dollars and 10□ in units in the three months ended □une 30, 2011 compared with the same period in 2010, with growth in the Asia Pacific region offset by the sales decline in Americas region.

Retail Gaming

Retail sales of our gaming peripherals grew 51□, while unit sales decreased 7□ during the three months ended □une 30, 2011 compared with the same period in 2010. □he dollar sales growth was due to strong sales of our steering wheels. Steering wheels have a higher selling price than our other gaming products, which explains the decline in unit sales. PC gaming sales increased 53□ in dollars and decreased 4□ in units during the three months ended □une 30, 2011 compared with the three months ended □une 30, 2010. Console gaming sales increased 6□□ in dollars and decreased 15□ in units in the same periods.

Retail Digital Home

Retail sales in our digital home category, which includes Harmony remotes, Logitech Revue, and our □oogle □□ peripherals, declined 53□ during the quarter ended □une 30, 2011 compared with the same quarter in the prior year. Sales of Harmony remotes decreased 48□, with the largest decline in EMEA due to slow moving channel inventory as a result of weak macroeconomic conditions in several countries, combined with the impact of execution issues in EMEA-specific pricing and channel management programs. □he sales decrease in Americas region was attributable to higher sales in the three months ended □une 30, 2010 from the successful launch of several new remotes, and a sizable order from one customer to support a promotion campaign, which occurred in the three months ended March 31, 2011 rather than the three months ended □une 30, 2011.

Gross Profit

□ross profit for the three months ended □une 30, 2011 and 2010 was as follows □in thousands□□

	Three Months Ended June 30,		
	2011	2010	Change
	As Restated	As Revised	
□et sales	□480,441	□47□,330	0□
Cost of goods sold	321,6□3	310,046	4
□ross profit	□158,748	□16□,284	(6□
□ross margin	33.0□	35.3□	

□ross profit consists of net sales, less cost of goods sold which includes materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing components from outside suppliers, distribution costs, write-down of inventories and amortization of intangible assets.

Gross margin declined to 33.0% in the three months ended June 30, 2011 compared with 35.3% in the same period in the prior year, primarily due to product mix in retail sales also contributed to the lower gross margin in the first quarter of fiscal year 2012.

Operating Expenses

Operating expenses for the three months ended June 30, 2011 and 2010 were as follows (in thousands):

	Three Months Ended June 30,		
	2011	2010	Change
	As Restated	As Revised	
Marketing and selling	$ □8,8□1	$ □1,338	8%
% of net sales	20.6%	1□.1%	
Research and development	40,022	38,264	5
% of net sales	8.3%	8.0%	
General and administrative	26,0□6	27,271	(4)%
% of net sales	5.4%	5.7%	
Total operating expenses	$165,00□	$156,873	5
% of net sales	34.3%	32.7%	

Approximately all increase in total operating expenses in the three months ended June 30, 2011 compared with the same period in the prior year was due to investments in marketing, selling, research, and development related to our LifeSize division.

We refer to our operating expenses excluding the impact of foreign currency exchange rates as constant dollar operating expenses. Constant dollar operating expenses are a non-GAAP financial measure, which is information derived from consolidated financial information but not presented in our financial statements prepared in accordance with U.S. GAAP. Our management uses these non-GAAP measures in its financial and operational decision-making, and believes these non-GAAP measures, when considered in conjunction with the corresponding GAAP measures, facilitate a better understanding of changes in operating expenses. Constant dollar operating expenses are calculated by translating prior period operating expenses in each local currency at the current period's average exchange rate for that currency.

Marketing and Selling

Marketing and selling expense consists of personnel and related overhead costs, corporate and product marketing, promotions, advertising, trade shows, customer and technical support and facilities costs.

Marketing and selling expenses increased 8% in the three months ended June 30, 2011 compared with the same period in the prior fiscal year primarily due to additional sales and marketing headcount for LifeSize, B2B and Asia Pacific region, and additional trade show and public relations initiatives for our LifeSize products. Stock compensation costs also increased, due to the use of RSUs (restricted stock units) instead of stock options. RSUs are less dilutive to shareholders because in general a smaller number of RSUs is granted, since the value at grant of RSUs is generally greater than the value of stock options. Settlement of a customer bankruptcy dispute also increased expenses in the three months ended June 30, 2011 compared with 2010. Offsetting these increases were decreases in bonuses, advertising expense, bad debt expense and sales warehouse expense.

The impact of foreign currency exchange rates also caused sales and marketing expenses to increase. If foreign currency exchange rates had been the same in the three months ended June 30, 2011 and 2010, the percentage change in constant dollar marketing and selling expense for the three months ended June 30, 2011 would have been 4%.

Research and Development

Research and development expense consists of personnel and related overhead costs, contractors and outside consultants, supplies and materials, equipment depreciation and facilities costs, all associated with the design and development of new products and enhancements of existing products.

□he 5□ increase in research and development expense for the three months ended □une 30, 2011 compared with the same period in the prior year was primarily due to investment in our LifeSize division and B2B products, and packaging evaluations. Research and development expense growth for our peripherals division was approximately the same as the change in retail peripherals sales.

If foreign currency exchange rates had been the same in the three months ended □une 30, 2011 and 2010, there would have been no change in constant dollar research and development expense.

General and Administrative

□eneral and administrative expense consists primarily of personnel and related overhead and facilities costs for the finance, information systems, executive, human resources and legal functions.

□eneral and administrative expense decreased 4□ in the three months ended □une 30, 2011 compared with the same period last year. Expense decreased due to one-time □4.□ million recovery of expense from disposal of one abandoned building in China, offset by □2.1 million increase in personnel- related expenses, increased stock compensation expense from the use of RSUs, recruiting fees and increased litigation expenses.

Interest Income, Net

Interest income and expense for the three months ended □une 30, 2011 and 2010 were as follows □in thousands□□

	Three Months Ended June 30,		
	2011	2010	Change
Interest income	□6□0	□523	32□
Interest expense	□	□2□	100□
Interest income, net	□6□0	□521	32□

Interest income increased slightly during the three months ended □une 30, 2011 compared with the same period in the prior fiscal year due to slightly higher interest rates.

Other Income, Net

Other income and expense for the three months ended □une 30, 2011 and 2010 were as follows □in thousands□□

	Three Months Ended June 30,		
	2011	2010	Change
Foreign currency exchange gains, net	□340	□ 360	□6□□
□ain on sale of property and plant	□	838	□100□
Investment income related to deferred compensation plan	188	435	□57□
Other, net	□241□	163	□248□
Other income, net	□287	□1,7□6	□840□

Foreign currency exchange gains or losses relate to balances denominated in currencies other than the functional currency of a particular subsidiary, to the sale of currencies, and to gains or losses recognized on foreign exchange forward contracts.

The gain on sale of building for the three months ended June 30, 2010 relates to the sale of our building in Romanel, Switzerland.

Investment income for the three months ended June 30, 2011 represents earnings and realized and unrealized gains on trading investments related to a deferred compensation plan offered by one of our subsidiaries. Investment income for the three months ended June 30, 2010 represents changes in the cash surrender value of Company-owned life insurance contracts, related to the same management deferred compensation plan. In December 2010, the Company surrendered the life insurance contracts for cash, and invested the proceeds in a portfolio of mutual funds, which are classified as trading investments.

Provision for Income Taxes

The provision for income taxes and effective tax rates for the three months ended June 30, 2011 and 2010 were as follows (in thousands):

	Three Months Ended June 30,	
	2011	2010
	As Restated	As Revised
Benefit from income taxes	$ (□□,3□3)	$ (5,402)
Effective income tax rate	177.8%	(36.7)%

The provision for income taxes consists of income and withholding taxes. Logitech operates in multiple jurisdictions and its profits are taxed pursuant to the tax laws of these jurisdictions. The Company's effective income tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating loss and tax credit carryforwards, changes in geographical mix of income and expense, and changes in management's assessment of matters such as the ability to realize deferred tax assets.

The change in the effective income tax rate for the three months ended June 30, 2011 compared with the three months ended June 30, 2010 is primarily due to the mix of income and losses in the various tax jurisdictions in which the Company operates, and a discrete tax benefit of $7.2 million in the three months ended June 30, 2010 from the closure of income tax audits in certain jurisdictions.

As of June 30 and March 31, 2011, the total amount of unrecognized tax benefits due to uncertain tax positions was $12□6 million and $130.1 million, of which $117.0 million and $118.2 million would affect the effective income tax rate if recognized. The decline in the income tax liability associated with uncertain tax benefits is primarily due to the expiration of statutes of limitations, offset by the impact of foreign currency exchange rates and the accrual of interest expense.

The Company continues to recognize interest and penalties related to unrecognized tax positions in income tax expense. As of June 30 2011, accrued interest and penalties related to uncertain tax positions increased to $8.1 million from $8.0 million as of March 31, 2011.

The Company files Swiss and foreign tax returns. For all these tax returns, the Company is generally not subject to tax examinations for years prior to 1□□□ During the third quarter of fiscal year 2011, the U.S. Internal Revenue Service expanded its examination of the Company's U.S. subsidiary to include fiscal years 2008 and 200□ in addition to fiscal years 2006 and 2007. The Company is also under examination in other tax jurisdictions. At this time it is not possible to estimate the potential impact that these examinations may have on income tax expense. If the examinations are resolved unfavorably, there is a possibility they may have a material impact on our results of operations.

Although the Company has adequately provided for uncertain tax positions, the provisions on these positions may change as revised estimates are made or the underlying matters are settled or otherwise resolved. Although the timing of the resolution or closure on audits is highly uncertain, the Company does not believe it is reasonably possible that the unrecognized tax benefits would materially change in the next twelve months.

Liquidity and Capital Resources

Cash Balances, Available Borrowings, and Capital Resources

During the three months ended June 30, 2011, operating activities provided net cash of $5.4 million. Our largest sources of operating cash flows were decrease in accounts receivable and increase in accounts payable balances compared with March 31, 2011, offset by increases in inventory and deferred tax assets. Net cash used in investing activities was $7.3 million. We invested $12.2 million in capital expenditures for tooling, equipment, computer hardware, and software, which was partially offset by proceeds of $4.[illegible] million from the sale of one of our buildings. Net cash provided by financing activities was $0.5 million, primarily from proceeds from employee stock purchases and the exercise of stock options.

At June 30, 2011, we had cash and cash equivalents of $476.4 million, comprised of bank demand deposits and short-term time deposits. Cash and cash equivalents are carried at cost, which is equivalent to fair value.

The Company has credit lines with several European and Asian banks totaling $150.3 million as of June 30, 2011. As is common for businesses in European and Asian countries, these credit lines are uncommitted and unsecured. Despite the lack of formal commitments from the banks, we believe that these lines of credit will continue to be made available because of our long- standing relationships with these banks and our current financial condition. At June 30, 2011, there were no outstanding borrowings under these lines of credit. There are no financial covenants under these facilities.

We provide various third parties with irrevocable letters of credit in the normal course of business to secure our obligations to pay or perform pursuant to the requirements of an underlying agreement or the provision of goods and services. These standby letters of credit are cancelable only at the option of the beneficiary who is authorized to draw drafts on the issuing bank up to the face amount of the standby letter of credit in accordance with its terms. At June 30, 2011, we had $0.6 million of letters of credit in place, of which $0.1 million was outstanding. These letters of credit relate primarily to equipment purchases by a subsidiary in China, and expire between July and December 2011.

The Company has financed its operating and capital requirements primarily through cash flow from operations and, to a lesser extent, from capital markets and bank borrowings. Our normal short-term liquidity and long-term capital resource requirements are provided from three sources—cash flow generated from operations, cash and cash equivalents on hand, and borrowings, as needed, under our credit facilities.

Based upon our available cash balances and credit lines, and the trend of our historical cash flow generation, we believe we have sufficient liquidity to fund operations for the foreseeable future.

Cash Flow from Operating Activities

The following table presents selected financial information and statistics as of June 30, 2011 and 2010 (dollars in thousands):

	June 30,	
	2011	2010
	As Restated	As Revised
Accounts receivable, net	$241,456	$213,567
Inventories	320,5[illegible]2	27[illegible],800
Net cash provided by operating activities	5,374	8,054
Days sales in accounts receivable ("DSO")(1)	45 days	40 days
Inventory turnover ("ITO")(2)	4.0x	4.4x

(1) DSO is determined using ending accounts receivable as of the most recent quarter-end and net sales for the most recent quarter.

(2) ITO is determined using ending inventories and annualized cost of goods sold (based on the most recent quarterly cost of goods sold).

Net cash provided by operating activities decreased to $5.4 million in the three months ended June 30, 2011, from $8.1 million for the same period in the prior year. The primary drivers of the decline in operating cash flows were the net income of $4.1 million in the three months ended June 30, 2011 compared with net income of $20.1 million in the three months ended June 30, 2010, and a lower increase in current liabilities, offset by a decrease in accounts receivable when compared with the change in that balance during the three months ended June 30, 2010.

DSO for the quarter was five days higher than the same period in the prior year, primarily due to greater sales linearity in the three months ended June 30, 2010. Typical payment terms require customers to pay for product sales generally within 30 to 60 days. However, terms may vary by customer type, by country and by selling season. Extended payment terms are sometimes offered to a limited number of customers during the second and third fiscal quarters. The Company does not modify payment terms on existing receivables, but may offer discounts for early payment.

Inventory turns for the three months ended June 30, 2011 were slightly lower than that in the three months ended June 30, 2010.

Cash Flow from Investing Activities

Cash flows from investing activities during the three months ended June 30, 2011 and 2010 were as follows (in thousands):

	Three months ended June 30,	
	2011	2010
	As Restated	As Revised
Purchases of property, plant and equipment	$(12,1[illegible]1)	$(13,854)
Proceeds from sale of property and plant	4,[illegible]04	2,688
Purchases of trading investments	(3,545)	—
Proceeds from sale of trading investments	3,500	—
Net cash used in investing activities	$ (7,332)	$(11,166)

Our capital expenditures during the three months ended June 30, 2011 and 2010 were principally for computer hardware and software purchases, equipment, and normal expenditures for tooling.

Proceeds from the sale of property, plant and equipment were related to the sale of an unused manufacturing facility in China in the three months ended June 30, 2011 and the sale of our building in Romanel, Switzerland in the three months ended June 30, 2010.

The purchases and sales of trading investments in the three months ended June 30, 2011 represent mutual fund activity directed by participants in a deferred compensation plan offered by one of the Company's subsidiaries. The mutual funds are held by a Rabbi Trust. In the three months ended June 30, 2010, the deferred compensation plan was invested in life insurance contracts.

Cash Flow from Financing Activities

The following table presents information on our cash flows from financing activities during the three months ended June 30, 2011 and 2010 (in thousands):

	Three months ended June 30,	
	2011	**2010**
Proceeds from sale of shares upon exercise of options and purchase rights	$607	$5,32[illegible]
Tax withholdings related to net share settlements of RSUs	(176)	(223)
Excess tax benefits from share-based compensation	24	421
Net cash provided by financing activities	$455	$5,527

During the three months ended June 30, 2011 and 2010, cash of $0.6 million and $5.3 million was provided by the sale of shares upon exercise of options and purchase rights pursuant to the Company's stock plans. The payment of tax withholdings related to net share settlements of RSUs (restricted stock units) required the use of $0.2 million in cash in both three month periods ended June 30, 2011 and 2010. Tax benefits recognized on the exercise of share-based payment awards provided $0.02 million and $0.4 million in the three months ended June 30, 2011 and 2010.

ADDITIONAL FINANCIAL DISCLOSURES

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ADDITIONAL FINANCIAL DISCLOSURES

MARKETING, SALES AND DISTRIBUTION

Principal Markets

□et sales to unaffiliated customers by geographic region for fiscal years 2014, 2013 and 2012 □based on the customers□ location□are as follows □in thousands□□

	Years Ended March 31,		
	2014	2013	2012
		As Revised	
Americas	□ 85□,8□3	□ 808,618	□ 87□,076
EMEA	767,017	7□□,075	8□7,557
Asia Pacific	501,803	4□1,584	53□,570
	□2,128,713	□2,0□□,277	□2,316,203

Sales are attributed to countries on the basis of the customers□ locations. Revenues from sales to customers in Switzerland, our home domicile, represented 2□ of our total consolidated net sales in fiscal years 2014, 2013 and 2012. In fiscal years 2014, 2013 and 2012, the United States represented 35□, 33□ and 34□ of our total consolidated net sales, respectively. □o other single country represented more than 10□ of our total consolidated net sales for fiscal years 2014, 2013 and 2012.

Marketing

Logitech□s marketing organization strives to understand our consumers so that we can create products and provide services that accurately anticipate their needs□ and reach them through marketing and communication programs that are relevant to them. Logitech builds awareness of our products and recognition of the Logitech brand through targeted advertising, public relations efforts, social media, distinct packaging of our retail products, in-store promotions and merchandising, a Worldwide Web site and other efforts. We also acquire knowledge of our users through customer feedback and market research, including focus groups, product registrations, user questionnaires, primary and multi-client surveys and other techniques. In addition, manufacturers of PCs and other products also receive customer feedback and perform user market research, which sometimes results in requests to Logitech for specific products, features or enhancements.

Sales and Distribution

We sell our peripherals products to a network of distributors, retailers and OEMs. We support these channels with third-party distribution centers located in □orth America, Europe and Asia Pacific. Some of these distribution centers perform product localization with local language manuals, packaging and power plugs.

Logitech directly sells peripherals products to distributors and large retailers. Distributors in □orth America include Ingram Micro, □ech Data Corporation, D□H Distributing, and Synnex Corporation. In Europe, pan-European distributors include Ingram Micro, □ech Data, and □em Distribution. We also sell to many regional distributors such as Actebis □mbH in □ermany and Copaco Dc B.□. in the □etherlands. In Asia, ma□or distributors include Bei□ing Digital China Limited in China, Daiwabo in □apan, and the pan-Asian distributor, Ingram Micro. Our distributor customers typically resell products to retailers, value-added resellers, systems integrators and other distributors with whom Logitech does not have a direct relationship.

□NN□□L □E□O□□

In fiscal years 2014, 2013 and 2012, Ingram Micro Inc. and its affiliated entities together accounted for 14%, 11% and 14% of our net sales, respectively. No other customer individually accounted for more than 10% of our net sales during fiscal years 2014, 2013 and 2012. The material terms of our distribution agreements with Ingram Micro and its affiliated entities are summarized as follows:

- The agreements are non-exclusive in the particular territory and contain no minimum purchase requirements.
- Each agreement may be terminated for convenience at any time by either party. Most agreements provide for termination on 30 days written notice from either party, with two Ingram Micro agreements providing for termination on □0 days notice.
- We generally offer an allowance for marketing activities equal to a negotiated percentage of sales and volume rebates related to purchase volumes or sales of specific products to specified retailers. These terms vary by agreement.
- Most agreements allow price protection credits to be issued for on-hand or in-transit new inventory if we, in our sole discretion, lower the price of the product.
- We grant limited stock rotation return rights, which vary by agreement.

Logitech's peripherals products can be purchased in most major retail chains, where we typically have access to significant shelf space. These chains in the U.S. include Best Buy, Wal-Mart, Staples, Target, and Office Depot. In Europe, chains include Metro Group (MediaMarkt and Saturn), Carrefour Group, Kesa Electricals, Fnac, and Dixons Stores Group PLC. In Asia Pacific, retail chains include Australia's Dick Smith Electronics Limited. Logitech products can also be purchased online either directly from Logitech.com or through e-tailers, such as Amazon.com, TigerDirect.com, Buy.com, CDW, Insight Enterprises, Inc. and others.

Logitech's OEM products are sold to large OEM customers through a direct sales force, and we support smaller OEM customers through distributors. We count the majority of the world's largest PC manufacturers among our customers.

Our Lifesize division maintains a marketing and sales organization, separate from the Peripherals segment, that sells Lifesize products and services to distributors, value-added resellers, OEMs and direct enterprise customers. The large majority of Lifesize revenues are derived from sales of products for use by small-to-medium businesses, public healthcare providers, educational institutions and government organizations.

Through our operating subsidiaries, we maintain sales offices or sales representatives in approximately 43 countries.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Logitech's shares are listed and traded on both the SIX Swiss Exchange, where the share price is denominated in Swiss francs, and on the Nasdaq Global Select Market, where the share price is denominated in U.S. dollars. The trading symbol for Logitech shares is LOGN on the SIX Swiss Exchange and LOGI on Nasdaq. As of October 31, 2014, there were 173,106,620 shares issued (including □847,341 shares held as treasury stock) held by 14,6□4 holders of record, and the closing price of our shares was CHF 13.60 ($14.22 based on exchange rates on such date) per share on the SIX Swiss Exchange and $14.21 per share as reported by the Nasdaq Stock Market.

SIX Swiss Exchange

The following table sets forth certain historical share price information for the Company's shares traded on the SIX Swiss Exchange, as reported by the SIX Swiss Exchange. The U.S. dollar equivalent is based on the noon buying rate on the trading day of the month in which the high or low closing sales price occurred. The noon buying rate is the rate in New York City for cable transfers in selected currencies as certified for customs purposes by the Federal Reserve Bank of New York.

	SIX Swiss Exchange			
	High CHF	Low CHF	High USD	Low USD
Fiscal Year Ended March 31, 2014				
First quarter	6.80	5.□2	7.24	6.27
Second quarter	8.05	6.14	8.83	6.55
Third quarter	12.25	7.□3	13.67	8.76
Fourth quarter	14.70	12.00	16.40	13.18
Fiscal Year Ended March 31, 2013				
First quarter	10.6□	6.□3	11.37	7.5□
Second quarter	10.31	7.□5	10.86	8.50
Third quarter	8.80	6.27	□36	6.71
Fourth quarter	7.25	6.12	7.87	6.66

Nasdaq Global Select Market

The following table sets forth certain historical share price information for the Company's shares traded on the Nasdaq Global Select Market.

	Nasdaq Global Select Market	
	High	Low
Fiscal Year Ended March 31, 2014		
First quarter	$ 7.27	$ 6.25
Second quarter	8.□7	6.47
Third quarter	13.60	8.75
Fourth quarter	16.86	13.22
Fiscal Year Ended March 31, 2013		
First quarter	11.22	7.64
Second quarter	10.86	8.18
Third quarter	□38	6.63
Fourth quarter	7.83	6.60

Dividends

Under Swiss law, a corporation may only pay dividends upon a vote of its shareholders. This vote typically follows the recommendation of the corporation's Board of Directors. On September 4, 2013, Logitech's shareholders approved a cash dividend payment of CHF 33.7 million out of retained earnings to Logitech shareholders who owned shares on September 16, 2013. Eligible shareholders were paid CHF 0.21 per share ($0.22 per share in U.S. dollars), totaling $36.1 million in U.S. dollars on September 17, 2013. On September 5, 2012, Logitech's shareholders approved a cash dividend payment of CHF 125.7 million out of retained earnings to Logitech shareholders who owned shares on September 17, 2012. Eligible shareholders were paid CHF 0.7□ per share ($0.85 per share in U.S. dollars), totaling $133.5 million in U.S. dollars on September 18, 2012. The dividend in September 2012 qualified as a distribution of qualifying additional paid-in-capital and, as such, was not subject to Swiss Federal withholding tax.

Dividends paid and similar cash or in-kind distributions made by Logitech to a holder of Logitech shares (including dividends or liquidation proceeds and stock dividends), other than distributions of qualifying additional paid-in-capital if it is available under the current Swiss tax regime, are subject to a Swiss federal anticipatory tax at a rate of 35%. The anticipatory tax must be withheld by Logitech from the gross distribution, and paid to the Swiss Federal Tax Administration.

A Swiss resident holder and beneficial owner of Logitech shares may qualify for a full refund of the Swiss anticipatory tax withheld from such dividends. A holder and beneficial owner of Logitech shares who is a non-resident of Switzerland, but a resident of a country that maintains a double tax treaty with Switzerland, may qualify for a full or partial refund of the Swiss anticipatory tax withheld from such dividends by virtue of the provisions of the applicable treaty between Switzerland and the country of residence of the holder and beneficial owner of the Logitech shares.

In accordance with the tax convention between the United States and the Swiss Confederation ("Treaty"), a mechanism is provided whereby a United States resident (as determined under the Treaty), and United States corporations, other than U.S. corporations having a "permanent establishment" or a fixed base, as defined in the Treaty, in Switzerland, generally can obtain a refund of the Swiss anticipatory tax withheld from dividends in respect of Logitech shares, to the extent that 15% of the gross dividend is withheld as final withholding tax (i.e. 20% of the gross dividend may generally be refunded). In specific cases, U.S. companies not having a "permanent establishment" or a fixed base in Switzerland owning at least 10% of Logitech registered shares may receive a refund of the Swiss anticipatory tax withheld from dividends to the extent it exceeds 5% of the gross dividend (i.e. 30% of the gross dividend may be refunded). To get the benefit of a refund, holders must beneficially own Logitech shares at the time such dividend becomes due.

Share Repurchases

The following table presents certain information related to purchases made by Logitech of its equity securities under its publicly announced share buyback program (in thousands, except per share amounts):

During Fiscal Year Ended	Shares Repurchased	Weighted Average Price Per Share CHF	Weighted Average Price Per Share USD	Amount Available for Repurchase
March 31, 2012 (1)	17,50[illegible]	7.63	8.[illegible]0	$ [illegible]4,255
March 31, 2013 (1)	8,600	[illegible]66	10.21	6,472
March 31, 2014	—	—	—	250,000
	26,10[illegible]			

(1) Expired in August 2013

In fiscal year 2014, the following approved share buyback programs were in place:

Share Buyback Program	Approved Shares	Approved Amounts
March 2014	17,311	$250,000
September 2008, amended (1)	28,465	177,030
September 2008 (1)	8,344	250,000
	54,120	$677,030

(1) Expired in August 2013

In September 2012, the Company's shareholders approved the cancellation of the 18.5 million shares repurchased under the September 2008 amended share buyback program. These shares were legally cancelled in during the quarter ended December 31, 2013.

Performance Graph

The information contained in the Performance Graph shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent that we specifically incorporate it by reference into a document filed under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act.

The following graph compares the cumulative total stockholder return on our shares, the Nasdaq Composite Index, and the S&P 500 Information Technology Index. The graph assumes that $100 was invested in our shares, the Nasdaq Composite Index and the S&P 500 Information Technology Index on March 31, 2009 and calculates the annual return through March 31, 2014. The stock price performance on the following graph is not necessarily indicative of future stock price performance.



Comparison of 5 year cumulative total return
$300
$250
$200
$150
$100
$50
$-
2009
2010
2011
2012
2013
2014
Logitech
Nasdaq Composite Index
S&P 500 IT Index

	March 31,					
	2009	2010	2011	2012	2013	2014
Logitech	$100	$15□	$176	$ 76	$ 68	$145
Nasdaq Composite Index	$100	$157	$182	$202	$214	$275
S&P 500 IT Index	$100	$146	$166	$176	$200	$235

ANNUAL REPORT

SELECTED FINANCIAL DATA

The selected financial data set forth below as of March 31, 2014 and 2013, and for the fiscal years 2014, 2013 and 2012, are derived from our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The selected consolidated financial data for the fiscal years ended March 31, 2012 and 2011 has been restated and the selected consolidated financial data for the fiscal years ended March 31, 2013 and 2010 has been revised to reflect adjustments to our previously issued financial statements as more fully described in *Part II—"Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations—Restatement and Revision of Previously Issued Consolidated Financial Statements" and "Item 8: Financial Statements and Supplementary Data—Note 2 of Notes to Consolidated Financial Statements."*. The selected financial data as of March 31, 2012, 2011 and 2010 and for the fiscal years 2011 and 2010 are derived from financial statements not included in this Annual Report on Form 10-K.

This financial data should be read in conjunction with Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations. These historical results are not necessarily indicative of the results to be expected in the future.

	Year ended March 31,				
	2014	2013	2012	2011	2010
		As Revised*	As Restated*	As Restated (See below)	As Revised (See below)
	(in thousands, except for per share amounts)				
Consolidated statement of operations and cash flow data					
Net sales	$2,128,713	$2,099,277	$2,316,203	$2,366,765	$1,963,333
Cost of goods sold	1,400,844	1,389,643	1,508,670	1,556,120	1,339,406
Gross profit	727,869	709,634	807,533	810,645	623,927
Operating expenses:					
Marketing and selling	379,747	431,886	422,116	420,778	305,184
Research and development	139,385	155,012	162,159	156,021	135,867
General and administrative	118,940	114,381	109,260	115,616	106,177
Impairment of goodwill and other assets[(1)]	—	216,688	—	—	—
Restructuring charges[(2)]	13,811	43,704	—	—	686
Total operating expenses	651,883	961,671	693,535	692,415	547,914
Operating income (loss)	75,986	(252,037)	113,998	118,230	76,013
Interest income (expense), net	(397)	907	2,674	2,316	2,120
Other income (expense), net	1,993	(2,198)	7,655	4,578	2,650
Income (loss) before income taxes	77,582	(253,328)	124,327	125,124	80,783
Provision for (benefit from) income taxes	3,278	(25,810)	20,090	19,973	18,641
Net income (loss)	74,304	(227,518)	104,237	105,151	62,142
Net income (loss) per share:					
Basic	$ 0.46	$ (1.44)	$ 0.60	$ 0.59	$ 0.35
Diluted	$ 0.46	$ (1.44)	$ 0.59	$ 0.59	$ 0.35
Shares used to compute net income (loss) per share:					
Basic	160,619	158,468	174,648	176,928	177,279
Diluted	162,526	158,468	175,591	178,790	179,340
Cash dividend per share	$ 0.22	$ 0.85	$ —	$ —	$ —
Net cash provided by operating activities	$ 205,421	$ 122,389	$ 202,534	$ 165,122	$ 369,488
Net cash used in investing activities	$ (46,803)	$ (57,723)	$ (57,602)	$ (48,241)	$ (432,059)

	Year ended March 31, 2011			Year ended March 31, 2010		
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Revised
	(In thousands except for per share data)			(In thousands except for per share data)		
Consolidated statement of operations and cash flow data						
Net sales	$2,366,765	$ —	$2,366,765	$1,963,333	$ —	$1,963,333
Cost of goods sold	1,527,655	30,730[1]	1,556,120	1,339,099	—	1,339,406
		(715)[2]			476[2]	
		(1,294)[3]			—	
		(256)[4]			(169)[4]	
Gross profit	839,110	(28,465)	810,645	624,234	(307)	623,927
Operating expenses:						
Marketing and selling	420,580	(695)[2]	420,778	304,674	462[2]	305,184
		893[4]			48[4]	
Research and development	156,770	(570)[2]	156,021	135,681	379[2]	135,867
		(179)[4]			(193)[4]	
General and administrative	116,042	(376)[2]	115,616	105,927	250[2]	106,177
		(50)[4]			—	
Restructuring charges	—	—	—	686	—	686
Total operating expenses	693,392	(977)	692,415	546,968	946	547,914
Operating income	145,718	(27,488)	118,230	77,266	(1,253)	76,013
Interest income, net	2,316	—	2,316	2,120	—	2,120
Other income, net	3,127	1,451[4]	4,578	2,650	—	2,650
Income before income taxes	151,161	(26,037)	125,124	82,036	(1,253)	80,783
Provision for income taxes	19,988	(15)[4]	19,973	18,666	(25)[4]	18,641
Net income	131,173	(26,022)	105,151	63,370	(1,228)	62,142
Net income per share:						
Basic	$ 0.74	$ (0.15)	$ 0.59	$ 0.36	$ (0.01)	$ 0.35
Diluted	$ 0.73	$ (0.14)	$ 0.59	$ 0.35	$ —	$ 0.35
Shares used to compute net income per share:						
Basic	176,928	—	176,928	177,279	—	177,279
Diluted	178,790	—	178,790	179,340	—	179,340
Net cash provided by operating activities	$ 156,742	$ 8,380[2]	$ 165,122	$ 365,259	$ 4,229[2]	$ 369,488
Net cash used in investing activities	$ (39,861)	$ (8,380)[2]	$ (48,241)	$ (427,830)	$(4,229)[2]	$ (432,059)

	March 31,				
	2014	2013	2012	2011	2010
		As Revised*	As Restated (See below)	As Restated (See below)	As Revised (See below)
			(in thousands)		
Consolidated balance sheet data					
Cash and cash e□uivalents	$ 469,412	$ 333,824	$ 478,370	$ 477,931	$ 319,944
Total assets	$1,451,390	$1,382,333	$1,858,009	$1,852,899	$1,600,634
Total shareholders' e□uity	$ 804,128	$ 721,953	$1,131,791	$1,157,874	$ 977,847

□ See Part II—□Item 8: Financial Statements and Supplementary Data—Note 2 of Notes to Consolidated Financial Statements□for details of the correcting adjustments.

(1) Impairment of goodwill and other assets during fiscal year 2013 was primarily attributable to a $214.5 million goodwill impairment charge related to our video conferencing reporting unit.

(2) The $13.8 million and $43.7 million in restructuring costs during fiscal years 2014 and 2013 related to restructuring plans we implemented in fiscal years 2014 and 2013.

Consolidated Statement of Operations and Cash Flow Data

The following table presents the impact of the accounting adjustments on the Company's previously-reported consolidated statements of operations, and cash flow data for fiscal years 2011 and 2010 (in thousands):

Consolidated Balance Sheet Data

The following table presents the impact of the accounting adjustments on the Company's previously-reported consolidated balance sheet data as of March 31, 2012, 2011 and 2010 (in thousands):

	March 31, 2012			March 31, 2011			March 31, 2010		
(In thousands)	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Revised
Consolidated balance sheet data									
Cash and cash e□uivalents	$ 478,370	$ —	$ 478,370	$ 477,931	$ —	$ 477,931	$ 319,944	$ —	$ 319,944
Total assets	$1,849,098	$8,376[2] $ 535[4]	$1,858,009	$1,859,059	$(17,094)[1] $ 8,294[2] $ 2,640[4]	$1,852,899	$1,594,673	$5,938[2] $ 23[4]	$1,600,634
Total shareholders' e□uity	$1,122,232	$8,376[2] $1,183[4]	$1,131,791	$1,179,762	$(17,094)[1] $ 8,294[2] $ 1,294[3] $(14,382)[4]	$1,157,874	$ 972,586	$5,938[2] $ (677)[4]	$ 977,847

The restated and revised financial statements include the following adjustments:

(1) Inventory □aluation Reserve—The Company determined that there was a material accounting misstatement for □ogitech's now-discontinued Revue product in fiscal years 2012 and 2011. As a result, the Company recorded an adjustment to increase cost of goods sold, and to increase inventory valuation reserves and supplier liability for components related to the Company's now discontinued Revue product by $30.7 million during fiscal year ended March 31, 2011, with a corresponding decrease to cost of goods sold during fiscal year ended March 31, 2012.

(2) Property Plant and Equipment Capitalization Threshold Convention—Historically, the Company's practice was to apply an accounting convention to immediately expense the entire purchase price of all property and equipment that cost less than certain dollar thresholds instead of capitalizing and depreciating such property and equipment over its useful life. The Company determined that the thresholds utilized were incorrect and resulted in a cumulative understatement of retained earnings as of March 31, 2009 of $7.5 million, which the Company corrected through an increase to opening retained earnings as of that date. The impact of the correction also resulted in an increase in cost of goods sold and operating expense and decrease in operating income of $1.6 million in fiscal year 2010 and a decrease in cost of goods sold and operating expense and increase in operating income of $2.4 million in fiscal year 2011.

(3) Settlement Accrual—The Company determined that it incorrectly recorded a release of a legal settlement accrual of $1.3 million in the first quarter of fiscal year 2012 instead of in the fourth quarter of fiscal year 2011 as the contingency was resolved before the Annual Report on Form 10-K of fiscal year 2011 was issued. The impact of this adjustment was an increase in operating income by $1.3 million in fiscal year 2011 and a corresponding decrease of operating income for the same amount in fiscal year 2012.

(4) Other Adjustments—The Company is also correcting a number of other immaterial errors which were previously recorded in prior periods as out-of-period adjustments and are now being revised to report them in the correct period as well as to correct other immaterial misstatements that were previously uncorrected. Among the corrections, the Company is correcting its accrual for workers compensation, liability for certain of its defined benefit pension plans, balance sheet reclassifications and tax impact of the above adjustments.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. As a global concern, we face exposure to adverse movements in foreign currency exchange rates and interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results.

Foreign Currency Exchange Rates

We are exposed to foreign currency exchange rate risk as we transact business in multiple foreign currencies, including exposure related to anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. Dollar. Logitech transacts business in over 30 currencies worldwide, of which the most significant to operations are the Euro, Chinese Renminbi, Australian Dollar, Taiwanese Dollar, British Pound, Canadian Dollar, Japanese Yen and Mexican Peso. The functional currency of our operations is primarily the U.S. Dollar. To a lesser extent, certain operations use the Swiss Franc, or the local currency of the country as their functional currencies. Accordingly, unrealized foreign currency gains or losses resulting from the translation of net assets or liabilities denominated in foreign currencies to the U.S. Dollar are accumulated in the cumulative translation adjustment component of other comprehensive (loss) in shareholders' equity.

The table below provides information about our underlying transactions that are sensitive to foreign exchange rate changes, primarily assets and liabilities denominated in currencies other than the base currency, where the net exposure is greater than $0.5 million as of March 31, 2014. The table also presents the U.S. dollar impact on earnings of a 10% appreciation and a 10% depreciation of the base currency as compared with the transaction currency (in thousands):

		March 31, 2014		
Currency		Net Exposed Long (Short) Currency	Foreign Exchange Gain (Loss) from 10% Change in Base Currency	
Base Currency	Transaction Currency	Position	Appreciation	Depreciation
U.S. Dollar	Australian Dollar	$ 11,848	$(1,077)	$ 1,316
U.S. Dollar	Japanese Yen	8,384	(762)	932
U.S. Dollar	Mexican Peso	7,723	(702)	858
U.S. Dollar	Indian Rupee	1,970	(179)	219
U.S. Dollar	Swiss Franc	1,893	(172)	210
U.S. Dollar	Korean Won	(757)	69	(84)
U.S. Dollar	Chinese Renminbi	(3,779)	344	(420)
U.S. Dollar	Singapore Dollar	(5,405)	491	(601)
U.S. Dollar	Canadian Dollar	(5,687)	517	(632)
U.S. Dollar	Taiwanese Dollar	(19,970)	1,815	(2,219)
Euro	British Pound	4,885	(444)	543
Euro	Polish Zloty	(523)	48	(58)
Euro	Hungarian Forint	(573)	52	(64)
Euro	Norwegian Kroner	(604)	55	(67)
Euro	Swedish Krona	(903)	82	(100)
		$ (1,498)	$ 137	$ (167)

Long currency positions represent net assets being held in the transaction currency while short currency positions represent net liabilities being held in the transaction currency.

Our principal manufacturing operations are located in China, with much of our component and raw material costs transacted in CNY. As of March 31, 2014, net liabilities held in CNY totaled $3.8 million.

Derivatives

The Company enters into foreign exchange forward contracts to hedge against exposure to changes in foreign currency exchange rates related to its subsidiaries' forecasted inventory purchases. The Company has one entity with a Euro functional currency that purchases inventory in U.S. Dollars. The primary risk managed by using derivative instruments is the foreign currency exchange rate risk. The Company has designated these derivatives as cash flow hedges. The Company does not use derivative financial instruments for trading or speculative purposes. These hedging contracts mature within four months, and are denominated in the same currency as the underlying transactions. Gains and losses in the fair value of the effective portion of the hedges are deferred as a component of accumulated other comprehensive loss until the hedged inventory purchases are sold, at which time the gains or losses are reclassified to cost of goods sold. The Company assesses the effectiveness of the hedges by comparing changes in the spot rate of the currency underlying the forward contract with changes in the spot rate of the currency in which the forecasted transaction will be consummated. If the underlying transaction being hedged fails to occur or if a portion of the hedge does not generate offsetting changes in the foreign currency exposure of forecasted inventory purchases, the Company immediately recognizes the gain or loss on the associated financial instrument in other income (expense), net. Such gains and losses were not material during fiscal years 2014, 2013 and 2012. Cash flows from such hedges are classified as operating activities in the Consolidated Statements of Cash

Flows. As of March 31, 2014 and 2013, the notional amounts of foreign exchange forward contracts outstanding related to forecasted inventory purchases were $51.8 million (□37.6 million), and $38.5 million (□30.1 million), respectively. Deferred reali□ed losses of $0.3 million are recorded in accumulated other comprehensive loss as of March 31, 2014, and are expected to be reclassified to cost of goods sold when the related inventory is sold. Deferred unreali□ed losses of $0.2 million related to open cash flow hedges are also recorded in accumulated other comprehensive loss as of March 31, 2014 and these forward contracts will be revalued in future periods until the related inventory is sold, at which time the resulting gains or losses will be reclassified to cost of goods sold.

□e also enter into foreign exchange forward contracts to reduce the short-term effects of foreign currency fluctuations on certain foreign currency receivables or payables. These forward contracts generally mature within three months. □e may also enter into foreign exchange swap contracts to economically extend the terms of its foreign exchange forward contracts. The primary risk managed by using forward and swap contracts is the foreign currency exchange rate risk. The gains or losses on foreign exchange forward contracts are recogni□ed in earnings based on the changes in fair value. Cash flows from these contracts are classified as operating activities in the consolidated statements of cash flows.

As of March 31, 2014, the notional amounts of foreign exchange forward contracts outstanding relating to foreign currency receivables or payables were $23.2 million. As of March 31, 2014, open forward contracts consisted of contracts in □.S. Dollars to purchase Taiwanese Dollars and a contract in □uros to sell British Pounds. As of March 31, 2014, the notional amount of foreign exchange swap contracts outstanding was $30.5 million. As of March 31, 2014, swap contracts outstanding consisted of contracts in Mexican Pesos, □apanese □en and Australian Dollars. As of March 31, 2014, unreali□ed net loss on the contracts outstanding was $0.3 million.

If the □.S. Dollar had appreciated by 10□ at March 31, 2014 compared with the foreign currencies in which we have forward or swap contracts, an unreali□ed gain of $6.2 million in our forward foreign exchange contract portfolio would have occurred. If the □.S. Dollar had depreciated by 10□ compared with the foreign currencies in which we have forward or swap contracts, a $9.0 million unreali□ed loss in our forward foreign exchange contract portfolio would have occurred.

Interest Rates

Changes in interest rates could impact our future interest income on our cash e□uivalents and investment securities. □e prepared sensitivity analyses of our interest rate exposures to assess the impact of hypothetical changes in interest rates. Based on the results of these analyses, a 100 basis point decrease or increase in interest rates from the March 31, 2014 and March 31, 2013 period end rates would not have a material effect on our results of operations or cash flows.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

LOGITECH INTERNATIONAL S.A.

SUPPLEMENTARY DATA

QUARTERLY FINANCIAL DATA
(Unaudited)

The following table contains selected unaudited quarterly financial data for fiscal years 2014 and 2013 (in thousands, except per share amounts). See tables below for details of the correcting adjustments relating to these periods:

	Year ended March 31, 2014				Year ended March 31, 2013			
	Q1	Q2[5]	Q3	Q4[6]	Q1[1]	Q2	Q3[2]	Q4[1][3]
	As revised	As revised	As revised		As revised	As revised	As revised	As revised
Net sales	$478,530	$531,143	$ 628,719	$490,321	$468,604	$547,693	$ 614,500	$468,481
Cost of goods sold	309,268	348,181	414,418	328,977	323,297	351,887	405,051	309,408
Gross profit	169,262	182,962	214,301	161,344	145,307	195,806	209,449	159,073
Operating expenses:								
Marketing and selling	101,093	93,451	94,273	90,930	101,021	110,603	112,792	107,469
Research and development	36,527	37,485	34,577	30,796	39,120	38,181	40,572	37,139
General and administrative	29,077	29,172	31,998	28,693	32,583	26,014	26,432	29,352
Impairment of goodwill and other assets	—	—	—	—	—	—	211,000	5,688
Restructuring charges (credits)	2,334	5,465	822	5,190	30,571	(2,015)	(358)	15,506
Total operating expenses	169,031	165,573	161,670	155,609	203,295	172,783	390,438	195,154
Operating income (loss)	231	17,389	52,631	5,735	(57,988)	23,023	(180,989)	(36,081)
Interest income (expense), net	(23)	183	(1,022)	465	384	153	114	255
Other income (expense), net	217	62	1,082	632	(159)	(509)	(3,670)	2,139
Income (loss) before income taxes	425	17,634	52,691	6,832	(57,763)	22,667	(184,545)	(33,687)
Provision for (benefit from) income taxes	(801)	3,058	4,807	(3,786)	(6,910)	(31,081)	11,367	814
Net income (loss)	$ 1,226	$ 14,576	$ 47,884	$ 10,618	$(50,853)	$ 53,748	$(195,912)	$ (34,501)
Net income (loss) per share(4):								
Basic	$ 0.01	$ 0.09	$ 0.30	$ 0.07	$ (0.32)	$ 0.34	$ (1.24)	$ (0.22)
Diluted	$ 0.01	$ 0.09	$ 0.29	$ 0.06	$ (0.32)	$ 0.34	$ (1.24)	$ (0.22)
Shares used to compute net income (loss) per share:								
Basic	159,298	159,969	160,871	162,255	160,733	156,736	157,706	158,716
Diluted	160,281	161,183	163,388	165,766	160,733	157,932	157,706	158,716

(1) During the first and fourth quarters of fiscal year 2013, the Company announced restructuring plans intended align the organization to its strategic priorities of increasing focus on mobility products, improving profitability in PC-related product and enhancing global operational efficiencies.

(2) Impairment of goodwill and other assets during the third quarter of fiscal year 2013 was due to an estimated $211.0 million goodwill impairment charge related to the video conferencing reporting unit.

(3) Impairment of goodwill and other assets during the fourth quarter of fiscal year 2013 was due to an additional $3.5 million in goodwill impairment charge related to the video conferencing reporting unit and $2.2 million in impairment charges related to the digital video security product line.

(4) Basic and diluted earnings per share are computed independently for each of the quarters presented. Therefore, the sum of quarterly basic and diluted per share information may not equal annual basic and diluted earnings per share.

(5) During the quarter ended September 30, 2013, the Company implemented a restructuring plan solely affecting the video conferencing operating segment to align its organization to its strategic priorities of increasing focus on a tighter range of products, expanding cloud-based video conferencing services and improving profitability.

(6) The Company incurred $5.4 million of restructuring charges related to lease exit costs which pertains to the consolidation our Silicon Valley campus from two buildings down to one during the quarter ended March 31, 2014.

Consolidated Statements of Operations.

The following tables present the impact of the correcting adjustments on the Company's previously-reported consolidated statements of operations for the first three quarters of fiscal year 2014, all quarters of fiscal year 2013 and the first quarter of fiscal year 2012 (in thousands):

	Quarter ended June 30, 2013			Quarter ended September 30, 2013		
	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised
Net sales	$477,924	$ 606[4]	$478,530	$531,972	$ (829)[4]	$531,143
Cost of goods sold	309,569	165[2] (466)[4]	309,268	348,559	181[2] (559)[4]	348,181
Gross profit	168,355	907	169,262	183,413	(451)	182,962
Operating expenses:						
Marketing and selling	100,635	161[2] 297[4]	101,093	93,710	176[2] (435)[4]	93,451
Research and development	36,191	132[2] 204[4]	36,527	37,633	144[2] (292)[4]	37,485
General and administrative	29,148	87[2] (158)[4]	29,077	29,395	95[2] (318)[4]	29,172
Restructuring charges	2,334	—	2,334	5,465	—	5,465
Total operating expenses	168,308	723	169,031	166,203	(630)	165,573
Operating income	47	184	231	17,210	179	17,389
Interest income (expense), net	(23)	—	(23)	183	—	183
Other income, net	217	—	217	62	—	62
Income before income taxes	241	184	425	17,455	179	17,634
Provision for (benefit from) income taxes	(802)	1[4]	(801)	3,057	1[4]	3,058
Net income	$ 1,043	$ 183	$ 1,226	$ 14,398	$ 178	$ 14,576
Net income per share:						
Basic	$ 0.01	$ —	$ 0.01	$ 0.09	$ —	$ 0.09
Diluted	$ 0.01	$ —	$ 0.01	$ 0.09	$ —	$ 0.09
Shares used to compute net income per share:						
Basic	159,298	—	159,298	159,969	—	159,969
Diluted	160,281	—	160,281	161,183	—	161,183

	Quarter ended December 31, 2013		
	As Reported	Adjustments	As Revised
Net sales	$627,890	$ 829[4]	$628,719
Cost of goods sold	414,528	229[2] (339)[4]	414,418
Gross profit	213,362	939	214,301
Operating expenses:			
Marketing and selling	93,624	222[2] 427[4]	94,273
Research and development	34,103	182[2] 292[4]	34,577
General and administrative	31,560	120[2] 318[4]	31,998
Restructuring charges	822	—	822
Total operating expenses	160,109	1,561	161,670
Operating income	53,253	(622)	52,631
Interest expense, net	(1,022)	—	(1,022)
Other income, net	1,082	—	1,082
Income before income taxes	53,313	(622)	52,691
Provision for income taxes	4,810	(3)[4]	4,807
Net income	$ 48,503	$ (619)	$ 47,884
Net income per share:			
Basic	$ 0.30	$ —	$ 0.30
Diluted	$ 0.30	$ (0.01)	$ 0.29
Shares used to compute net income per share:			
Basic	160,871	—	160,871
Diluted	163,388	—	163,388

	Quarter ended June 30, 2012			Quarter ended September 30, 2012		
	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised
Net sales	$468,604	$ —	$468,604	$547,693	$ —	$547,693
Cost of goods sold	323,258	149[2] (110)[4]	323,297	351,919	110[2] (142)[4]	351,887
Gross profit	145,346	(39)	145,307	195,774	32	195,806
Operating expenses:						
Marketing and selling	100,897	145[2] (21)[4]	101,021	110,522	107[2] (26)[4]	110,603
Research and development	39,023	118[2] (21)[4]	39,120	38,114	88[2] (21)[4]	38,181
General and administrative	32,480	78[2] 25[4]	32,583	25,980	58[2] (24)[4]	26,014
Restructuring charges (credits)	31,227	(656)[4]	30,571	(2,671)	656[4]	(2,015)
Total operating expenses	203,627	(332)	203,295	171,945	838	172,783
Operating income (loss)	(58,281)	293	(57,988)	23,829	(806)	23,023
Interest income, net	384	—	384	153	—	153
Other expense, net	(159)	—	(159)	(509)	—	(509)
Income (loss) before income taxes	(58,056)	293	(57,763)	23,473	(806)	22,667
Benefit from income taxes	(6,910)	—	(6,910)	(31,076)	(5)[4]	(31,081)
Net income (loss)	$(51,146)	$ 293	$(50,853)	$ 54,549	$ (801)	$ 53,748
Net income (loss) per share:						
Basic	$ (0.32)	$ —	$ (0.32)	$ 0.35	$ (0.01)	$ 0.34
Diluted	$ (0.32)	$ —	$ (0.32)	$ 0.35	$ (0.01)	$ 0.34
Shares used to compute net income (loss) per share:						
Basic	160,733	—	160,733	156,736	—	156,736
Diluted	160,733	—	160,733	157,932	—	157,932

	Quarter ended December 31, 2012			Quarter ended March 31, 2013		
	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised
Net sales	$ 614,500	$ —	$ 614,500	$469,087	$ (606)(4)	$468,481
Cost of goods sold	404,695	120(2) 236(4)	405,051	309,854	29(2) (475)(4)	309,408
Gross profit	209,805	(356)	209,449	159,233	(160)	159,073
Operating expenses:						
Marketing and selling	112,698	116(2) (22)(4)	112,792	107,480	28(2) (39)(4)	107,469
Research and development	40,488	95(2) (11)(4)	40,572	36,582	23(2) 534(4)	37,139
General and administrative	26,382	63(2) (13)(4)	26,432	28,982	15(2) 355(4)	29,352
Impairment of goodwill and others	211,000	—	211,000	5,688	—	5,688
Restructuring charges (credits)	(358)	—	(358)	15,506	—	15,506
Total operating expenses	390,210	228	390,438	194,238	916	195,154
Operating loss	(180,405)	(584)	(180,989)	(35,005)	(1,076)	(36,081)
Interest income, net	114	—	114	255	—	255
Other income (expense), net	(3,670)	—	(3,670)	2,139	—	2,139
Loss before income taxes	(183,961)	(584)	(184,545)	(32,611)	(1,076)	(33,687)
Provision for income taxes	11,370	(3)(4)	11,367	1,028	(214)(4)	814
Net loss	$(195,331)	$ (581)	$(195,912)	$ (33,639)	$ (862)	$ (34,501)
Net loss per share:						
Basic	$ (1.24)	$ —	$ (1.24)	$ (0.21)	$ (0.01)	$ (0.22)
Diluted	$ (1.24)	$ —	$ (1.24)	$ (0.21)	$ (0.01)	$ (0.22)
Shares used to compute net loss per share:						
Basic	157,706	—	157,706	158,716	—	158,716
Diluted	157,706	—	157,706	158,716	—	158,716

Adjustments (1), (2), (3), and (4) in the above unaudited quarterly financial data tables are explained in Part II, Item 6, Selected Financial Data.

Consolidated Financial Statements for the three months period ended June 30, 2011

The following tables present the impact of correcting adjustments on the Company's previously-reported consolidated statements of operations for the three months ended June 30, 2011, consolidated balance sheet as of June 30, 2011 and consolidated statements of cash flows for the three months ended June 30, 2011. Adjustments (1), (2), and (3) in the below consolidated financial data are explained in Part II, Item 6, Selected Financial Data. Adjustment (4) in the below consolidated financial data reflect an adjustment of $0.4 million to increase the Company's warranty accrual and an adjustment to increase amortization of intangibles by $0.2 million, and adjustment of classification of gains from the sales of property, plant and equipment included in our Fiscal Year 2013 Annual Report on Form 10-K/A filed on August 7, 2013 as well as other immaterial correcting adjustments explained in Part II, Item 6, Selected Financial Data.

	Three months ended June 30, 2011		
	As Reported*	Adjustments	As Restated
Net sales	$480,441	$ —	$480,441
Cost of goods sold	354,834	(34,074)[1]	321,693
		1,294[3]	
		(361)[4]	
Gross profit	125,607	33,141	158,748
Operating expenses:			
Marketing and selling	99,793	(902)[4]	98,891
Research and development	39,981	41[4]	40,022
General and administrative	30,865	(4,769)[4]	26,096
Impairment of goodwill and other assets	—	—	—
Restructuring charges	—	—	—
Total operating expenses	170,639	(5,630)	165,009
Operating loss	(45,032)	38,771	(6,261)
Interest income, net	690	—	690
Other income, net	5,191	(4,904)[4]	287
Loss before income taxes	(39,151)	33,867	(5,284)
Benefit from income taxes	(9,545)	152[4]	(9,393)
Net income (loss)	(29,606)	33,715	4,109
Net income (loss) per share:			
Basic	$ (0.17)	$ 0.19	$ 0.02
Diluted	$ (0.17)	$ 0.19	$ 0.02
Shares used to compute net income (loss) per share:			
Basic	179,331	—	179,331
Diluted	179,331	752	180,083

	June 30, 2011		
	As Reported*	Adjustments	As Restated
ASSETS			
Current assets:			
Cash and cash equivalents	$ 476,367	$ —	$ 476,367
Accounts receivable, net	241,456	—	241,456
Inventories	317,548	3,044[1]	320,592
Other current assets	90,117	1,010[4]	91,127
Total current assets	1,125,488	4,054	1,129,542
Non-recurring assets:			
Property, plant and equipment, net	81,236	7,930[2]	89,166
Goodwill	547,184	—	547,184
Other intangible assets	67,986	(1,046)[4]	66,940
Other assets	71,183	(3,068)[4]	68,115
Total assets	$1,893,077	$ 7,870	$1,900,947
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 328,305	(975)[4]	327,330
Accrued and other current liabilities	189,374	11,642[4]	201,016
Total current liabilities	517,679	10,667	528,346
Non-current liabilities	189,059	11,850[4]	200,909
Total liabilities	$ 706,738	$ 22,517	$ 729,255
Commitments and contingencies			
Shareholders' equity:			
Registered shares, CHF 0.25 par value:			
Issued and authorized shares—191,606 at June 30, 2011	—	—	—
Conditionally authorized shares—50,000 at June 30, 2011	$ 33,370	—	33,370
Additional paid-in capital	6,952	(3,472)[4]	3,480
Less: shares in treasury, at cost—12,236 at June 30, 2011	(260,938)	—	(260,938)
Retained earnings	1,484,562	3,344[1] 7,930[2] (21,920)[4]	1,473,916
Accumulated other comprehensive loss	(77,607)	(529)	(78,136)
Total shareholders' equity	1,186,339	(14,647)	1,171,692
Total liabilities and shareholders' equity	$1,893,077	$ 7,870	$1,900,947

	Three months ended June 30, 2011		
	As Reported	**Adjustments**	**As Restated**
Cash flows from operating activities:			
Net income (loss)	$ (29,606)	$ 34,074[1] (1,294)[3] 935[4]	$ 4,109
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	13,172	1,630[2] 159[4]	14,961
Amortization of other intangible assets	6,630	166[4]	6,796
Share-based compensation expense	9,715	—	9,715
Gain on disposal of property, plant and equipment	(4,904)	—	(4,904)
Inventory valuation adjustment	34,074	(34,074)[1]	—
Excess tax benefits from share-based compensation	(24)	—	(24)
Deferred income taxes and other	(13,701)	639[4]	(13,062)
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable	19,097	—	19,097
Inventories	(54,783)	—	(54,783)
Other assets	(6,015)	957[4]	(5,058)
Accounts payable	29,346	(17)[4]	29,329
Accrued and other liabilities	743	(1,545)[4]	(802)
Net cash provided by operating activities	3,744	1,630	5,374
Cash flows from investing activities:			
Purchases of property, plant and equipment	(10,561)	(1,630)[2]	(12,191)
Proceeds from sales of property and plant	4,904	—	4,904
Purchases of trading investments	(3,545)	—	(3,545)
Proceeds from sales of trading investments	3,500	—	3,500
Net cash used in investing activities	(5,702)	(1,630)	(7,332)
Cash flows from financing activities:			
Proceeds from sales of shares upon exercise of options and purchase rights	607	—	607
Tax withholdings related to net share settlements of restricted stock units	(176)	—	(176)
Excess tax benefits from share-based compensation	24	—	24
Net cash used in financing activities	455	—	455
Effect of exchange rate changes on cash and cash equivalents	(61)	—	(61)
Net increase (decrease) in cash and cash equivalents	(1,564)	—	(1,564)
Cash and cash equivalents at beginning of period	477,931	—	477,931
Cash and cash equivalents at end of period	$476,367	$ —	$476,367

* "As Reported" numbers in the above tables are derived from the Company's previously issued Quarterly Report on Form 10-Q filed on August 8, 2011.

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REPORT ON CORPORATE GOVERNANCE 2014

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REPORT ON CORPORATE GOVERNANCE

Logitech believes that sound corporate governance practices are essential to an open and responsible corporation. Our corporate governance practices reflect a continuing commitment to corporate accountability, sound judgment, and transparency to shareholders.

As a company whose securities are listed on both the SIX Swiss Exchange and the Nasdaq Global Select Market, our commitment to sound corporate governance principles is guided by the legal and regulatory requirements of both Switzerland and the United States. In addition, Logitech's internal guidelines regarding corporate governance are provided in our Articles of Incorporation, Organizational Regulations (Bylaws), and Board Committee Charters.

This Report has been designed to comply with the Corporate Governance Directive of the SIX Swiss Exchange. Portions of the Report are also incorporated by reference from elsewhere in our Annual Report, Invitation and Proxy Statement for our 2014 Annual General Meeting, of which this Report is a part.

1. Group Structure and Shareholders

1.1 Operational Group Structure

Logitech is a world leader in products that connect people to the digital experiences they care about. Spanning multiple computing, communication and entertainment platforms, we develop and market innovative hardware and software products that enable or enhance digital navigation, music and video entertainment, gaming, social networking, audio and video communication over the Internet, video security and home-entertainment control.

Logitech was founded in Switzerland in 1981, and Logitech International S.A. has been the parent holding company of Logitech since 1988. Logitech International S.A. is a Swiss holding company with its registered office in Apples, Switzerland, which conducts its business through subsidiaries in the Americas (including North and South America), EMEA (Europe, Middle East, Africa) and Asia Pacific (including, among other countries, China, Taiwan, Japan, India and Australia). Shares of Logitech International S.A. are listed on both the Nasdaq Global Select Market (Ticker: LOGI, CUSIP H50430232), and the SIX Swiss Exchange (Ticker: LOGN; security number: 257513). The International Securities Identification Number (ISIN) of our shares is CH0025751329. As of March 31, 2014, our market capitalization, based on outstanding shares of 162,900,170, net of treasury shares, amounted to approximately $2.4 billion (CHF 2.3 billion). Refer to section 1.2 below for information on Logitech International S.A.'s holdings in its shares as of March 31, 2014.

References in this Report on Corporate Governance to the "Company" refers to Logitech International S.A. References to "Logitech," "we," "our," and "us" refer to Logitech International S.A. and its consolidated subsidiaries.

Logitech International S.A. directly or indirectly owns 100% of all the companies in the Logitech group, through which it carries on its business and operations. Principal operating subsidiaries include: Logitech Inc., Logitech Europe S.A., and Logitech Technology (Suzhou) Co., Ltd. For a list of Logitech subsidiaries, refer to the table on pages 219 and 220. None of Logitech International S.A.'s subsidiaries have securities listed on a stock exchange as of March 31, 2014.

Please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations under the heading "Overview of our Company" in our Annual Report, Invitation and Proxy Statement for further information on Logitech's operational group structure.

1.2 Significant Shareholders

Greater than 3% Shareholders as of March 31, 2014

The table below sets out, to the knowledge of the Company, beneficial owners holding more than 3□ of the voting rights of the Company as of March 31, 2014. The number of voting rights of the Company as of March 31, 2014 is e□ual to the number of shares issued, 173,106,620 shares.

Information on the share ownership of the Company by directors, executive officers and greater than 5□ shareholders as of September 30, 2014, based on the number of the Company's shares outstanding (which is e□ual to the shares issued less the shares held in the Company's treasury) is set out in the Company's Annual Report, Invitation and Proxy Statement for the 2014 Annual General Meeting, available at http:□□ir.logitech.com, under the heading □Security Ownership of Certain Beneficial Owners and Management as of September 30, 2014□

The □olding Company's share capital consists of registered shares. To the knowledge of the Company, the beneficial owners holding more than 3□ of the voting rights of the Company as of March 31, 2014 were as follows:

Name	Number of Shares[(1)]	% of Voting Rights[(2)]	Relevant Date
Daniel Borel[(3)]	9,801,343	5.7□	March 31, 2014
Morgan Stanley, The Corporation Trust Company[(4)]	9,522,278	5.5□	□anuary 24, 2014
Marathon Asset Management □□P[(5)]	5,358,296	3.1□	April 5, 2013
Mac□uarie Group □imited[(6)]	5,243,857	3.0□	December 13, 2013

(1) Financial instruments other than shares are not taken into consideration for the calculation of the relevant shareholdings.

(2) Shareholdings are calculated based on the aggregate number of voting rights entered into the Swiss commercial register. This aggregate number was 173,106,620 voting rights as of March 31, 2014.

(3) The number of shares held includes (a) 53,000 shares held by a charitable foundation, of which Mr. Borel and other members of his family are board members and (b) 6,500 shares held by Mr. Borel's spouse. Mr. Borel has not entered into any written shareholders' agreements.

(4) The number of shares held by Morgan Stanley, The Corporation Trust Company through its indirect subsidiaries is based on a notification filed with the SI□ □xchange Regulation on February 4, 2014.

(5) The number of shares held by Marathon Asset Management □□P is based on a notification filed with the SI□ □xchange Regulation on April 11, 2013.

(6) The number of shares held by Mac□uarie Funds □imited through its indirect subsidiaries is based on a notification filed with the SI□ □xchange Regulation on December 28, 2013.

□nder Swiss law shareholders who own voting rights exceeding certain percentage thresholds of a company incorporated in Swit□erland whose shares are listed on a stock exchange in Swit□erland are re□uired to notify the company and the relevant Swiss exchange of such holdings. Following receipt of this notification, the company is re□uired to inform the public in Swit□erland. The notifications are published on the website of the SI□ Swiss □xchange at *http://www.six-swiss-exchange.com/shares/companies/major_shareholders_en.html?fromDate=19980101&issuer=2769.*

□ogitech has not been notified of any ownership of options or other derivative securities of the Company, whether privately or publicly traded, by any significant shareholder of the Company that is not a member of the Board of Directors or an executive officer.

1.3 Cross-shareholdings

Logitech has no shareholdings in companies that to its knowledge have shareholdings in Logitech.

2. Capital Structure

2.1 Share Capital

As of March 31, 2014, Logitech International S.A.'s nominal share capital was CHF 43,276,655, consisting of 173,106,620 shares with a par value of CHF 0.25 each.

Nominal conditional share capital designated to cover the potential issuance of shares under employee equity incentive plans amounts to CHF 6,250,000, consisting of 25,000,000 shares. In addition, nominal conditional share capital designated to cover conversion rights that may be granted in connection with a future issuance of debt obligations convertible into Logitech shares amounts to CHF 6,250,000, consisting of 25,000,000 shares. Refer to section 2.2 for more information on the Company's authorized and conditional capital.

2.2 Details on the Company's Authorized and Conditional Share Capital

Authorized share capital. Under Swiss corporate law the total nominal par value of the shares authorized by shareholders for future issuance, other than to cover derivative securities, is referred to as authorized share capital. As of March 31, 2014, Logitech has no authorized share capital.

Conditional share capital. Under Swiss corporate law the total nominal par value of the shares authorized by shareholders for future issuance on the conversion or exercise of derivative securities issued by a company is referred to as conditional share capital. Under Swiss law a company must have sufficient conditional capital or available treasury shares to cover any conversion rights under derivative securities at the time the derivative securities are issued.

Pursuant to Article 25 of the Company's Articles of Incorporation, the share capital of the Company may be increased by CHF 6,250,000 through the issuance of up to 25,000,000 shares with a par value of CHF 0.25 each. The purpose of this conditional share capital is to cover option or other equity rights granted or that may be granted to employees, officers and directors of Logitech under its employee equity incentive plans. The conditional share capital increase does not have an expiration date. The shareholders do not have pre-emptive rights to subscribe to the newly issued shares issued out of conditional share capital. For more information on Logitech's employee equity incentive plans please refer to Note 5 – Employee Benefit Plans - to our Consolidated Financial Statements included in our Annual Report.

Although the Company has been authorized by its shareholders to use conditional capital to meet its obligations to deliver shares as a result of employee purchases or exercises under its employee equity incentive plans, the Company has for some years used shares held in treasury to fulfill its obligations under the plans.

In addition, pursuant to Article 26 of the Company's Articles of Incorporation, the share capital of the Company may also be increased by CHF 6,250,000 through the issuance of up to 25,000,000 shares with a par value of CHF 0.25 each. The purpose of this conditional share capital is to cover conversion rights that may be granted in connection with a future issuance of bonds convertible into Logitech shares. The conditional share capital increase does not have an expiration date. The shareholders do not have pre-emptive rights to subscribe to the newly issued shares issuable on conversion of the bonds.

The Board of Directors may limit or withdraw the shareholders' right to subscribe for the bonds by preference for valid reasons, in particular (a) if the bonds are issued in connection with the financing or refinancing of the acquisition of one or more companies, businesses or parts of businesses, or (b) to facilitate the placement of the bonds on the international markets or to increase the security holder base of the Company. If the shareholders' right to subscribe for the bonds by preference is limited or withdrawn, the bonds must be issued at market conditions, the exercise period of the conversion rights must not exceed 7 years from the date of issuance of the bonds, and the conversion price must be set at a level that is not lower than the market price of the shares preceding the determination of the final conditions for the bonds.

2.3 Changes in Shareholders' Equity

As of March 31, 2014, 2013 and 2012, balances in shareholders' equity of Logitech International S.A., based on the parent company's Swiss Statutory Financial Statements, were as follows (in thousands):

	As of March 31,		
	2014	2013	2012
Share capital	CHF 43,277	CHF 43,277	CHF 47,902
Legal reserves:			
General reserve			
- Reserve for capital contributions	1,264	1,264	9,580
- Other general reserves	9,580	9,580	—
Reserve for treasury shares			
- Reserve for treasury shares from capital contributions	—	—	116,070
- Other general reserves for treasury shares	104,808	172,392	217,375
Total legal reserves	115,652	183,236	343,025
Unappropriated retained earnings	458,537	354,602	460,919
Total shareholders' equity	CHF 617,466	CHF 581,115	CHF 851,846

The following table shows authorized and conditional share capital as of the last three fiscal year ends (in thousands):

	As of March 31,		
	2014	2013	2012
Authorized share capital	CHF —	CHF —	CHF —
First conditional share capital	CHF 6,250	CHF 6,250	CHF 6,250
Second conditional share capital	CHF 6,250	CHF 6,250	CHF 6,250

For information on Logitech's shareholders' equity as of March 31, 2014 and 2013, refer to the Swiss Statutory Balance Sheets on page 283 of our Annual Report, Invitation and Proxy Statement.

During fiscal years 2014, 2013 and 2012, the Company had the following approved share buyback programs in place (in thousands):

	Approved	
Share Buyback Program	**Shares**	**Amounts**
March 2014	17,311	$ 250,000
September 2008 - amended(1)	28,465	177,030
September 2008(1)	8,344	250,000
	54,120	$ 677,030

(1) Expired in August 2013

Share Repurchases

In March 2014, the Company's Board of Directors approved the 2014 share buyback program, which authorizes the Company to use up to $250.0 million to purchase its own shares. The Company's share buyback program is expected to remain in effect for a period of three years. Shares may be repurchased from time to time on the open market, through block trades or otherwise. Purchases may be started or stopped at any time without prior notice depending on market conditions and other factors.

In September 2008, the Company's Board of Directors approved the September 2008 share buyback program for $250.0 million. In November 2011, an amendment to the September 2008 share buyback program ("September 2008 - amended") was approved by the Company's Board of Directors to enable future purchases of shares for cancellation. In August 2013, the September 2008 share buyback and September 2008 - amended share buyback programs expired.

A summary of the approved share buyback programs are shown in the following table (in thousands, excluding transaction costs).

	Approved		Repurchased	
Share Buyback Program	**Shares**	**Amounts**	**Shares**	**Amounts**
March 2014	17,311	$250,000	—	—
September 2008 - amended(1)	28,465	177,030	18,500	$170,714
September 2008(1)	8,344	250,000	7,609	73,134
	54,120	$677,030	26,109	$243,848

(1) Expired in August 2013

During fiscal year 2013, 8.6 million shares were repurchased for $87.8 million and during fiscal year 2012, 17.5 million shares were repurchased for $156.0 million. There were no share repurchases during fiscal year 2014. During fiscal year 2013, 18.5 million of the repurchased shares were cancelled.

For further information on Logitech's share repurchases please refer to "Additional Financial Disclosures — Market for Logitech's Shares, Related Shareholder Matters, and Share Repurchases" in our Annual Report.

2.4 Share Categories

Registered Shares. Logitech International S.A. has only one category of shares—registered shares with a par value of CHF 0.25 per share. Each of the 173,106,620 issued shares carries the same rights. There are no preferential rights. However, a shareholder must be entered in the share register of the Company to exercise voting rights and the rights deriving therefrom (such as the right to convene a general meeting of shareholders or the right to put an item on the meeting's agenda). Refer to section 6 for an outline of participation rights of the Company's shareholders.

Each share entitles its owner to dividends declared, even if the owner is not registered in the share register of the Company. Under Swiss law, a company pays dividends upon approval by its shareholders. This request for shareholder approval typically follows the recommendation of the Board. Until last year, other than a one-time distribution to shareholders of additional paid-in capital out of its capital contribution reserves in fiscal year 2012, Logitech had not paid dividends since 1996, using retained earnings to invest in the growth of the Company and, in more recent years, to repurchase the Company's shares. Last year, the Board proposed that, beginning with fiscal year 2013 and subject to approval by the Company's shareholders and statutory auditors each year, Logitech distribute a recurring annual gross dividend. Last year, Logitech distributed a gross dividend of CHF 0.21 per share. On November 12, 2014, the Board approved, subject to approval by the Company's shareholders and other Swiss statutory requirements, a dividend of CHF 0.2625 per share.

Unless this right is restricted in compliance with Swiss law and the Company's Articles of Incorporation, shareholders have the pre-emptive right to subscribe for newly issued shares. Refer to section 2.2 for a description of the provisions of the Company's Articles of Incorporation relating to the restriction of the shareholders' pre-emptive subscription rights.

2.5 Non-Voting Shares and Bonus Certificates

The Company has not issued non-voting shares ("bons de participation," "Partizipationsscheine"). The Company has not issued certificates or equity securities that provide financial rights in consideration for services rendered or claims waived (referred to as "bonus certificates," "bons de jouissance," or "Genussscheine").

2.6 Limitations on Transferability and Nominee Registration

The Company and its agent, Compushare, as U.S. transfer agent, maintain a share register that lists the names of the registered owners of the Company's shares. Registration in the share register occurs upon request and is not subject to any conditions. Nominee companies and trustees can be entered into the share register with voting rights. There are no restrictions on transfers of shares under the Company's Articles of Incorporation or Swiss law. However, only holders of shares that are recorded in the share register are recognized as shareholders, and a transfer of shares reflected in the share register is recognized by the Company only to the extent we are notified of the transfer.

Refer to section 6.1 for the conditions for exercise of shareholders' voting rights.

2.7 Conversion and Option Rights

Logitech does not have any outstanding bonds or other publicly traded securities with conversion rights and has not issued warrants on its shares.

Logitech has issued stock options, including performance-based stock options and premium-priced stock options, and restricted stock units, including performance-based restricted stock units, to its employees and directors. Please refer to Logitech's Compensation Report included with this Annual Report, Invitation and Proxy Statement, under the heading "Equity Compensation Plan Information" at pages 126 to 127, for details on option rights and restricted stock units issued under our employee equity incentive plans, as well as other information regarding those plans, and to Note 5 "Employee Benefit Plans" included in our Consolidated Financial Statements.

3. The Board of Directors

For the current members of our Board of Directors, further information regarding the Board of Directors, Board Committees, and the allocation of responsibility between the Board of Directors and executive officers, please see our Annual Report, Invitation and Proxy Statement for the 2014 Annual General Meeting, under the heading "Corporate Governance and Board of Directors Matters" at pages 68 to 81.

4. Senior Management

4.1 Members of Senior Management

The members of our senior management, referred to by Logitech as our "executive officers," are set out below.

Guerrino De Luca
62 Years Old
Director since 1998
Chairman of the Board of Directors
Italian and U.S. national

Guerrino De Luca has served as Chairman of the Logitech Board of Directors since January 2008. Mr. De Luca served as Logitech's Chief Executive Officer from April 2012 to January 2013 and as acting President and Chief Executive Officer from July 2011 to April 2012. Previously, Mr. De Luca served as Logitech's President and Chief Executive Officer from February 1998, when he joined the Company, to January 2008. Prior to joining Logitech, Mr. De Luca served as Executive Vice President of Worldwide Marketing for Apple Computer, Inc., a consumer electronics and computer company, from February 1997 to September 1997, and as President of Claris Corporation, a U.S. personal computing software vendor, from May 1994 to February 1997. Prior to joining Claris, Mr. De Luca held various positions with Apple in the United States and in Europe. Mr. De Luca holds a Laurea degree in Electronic Engineering from the University of Rome, Italy. As Logitech's Chairman and former Chief Executive Officer, Mr. De Luca brings significant senior leadership, industry, strategy, marketing and global experience to the Board and a deep knowledge of, passion for and commitment to Logitech, its people and its products.

Mr. De Luca currently is Chairman of the Board.

Bracken P. Darrell
51 Years Old
President and Chief Executive Officer
U.S. National

Bracken P. Darrell joined Logitech as President in April 2012 and became Chief Executive Officer in January 2013. Prior to joining Logitech, Mr. Darrell served as President of Whirlpool EMEA and Executive Vice President of Whirlpool Corporation, a home appliance manufacturer and marketing company, from January 2009 to March 2012. Previously, Mr. Darrell had been Senior Vice President, Operations of Whirlpool EMEA from May 2008 to January 2009. From 2002 to May 2008, Mr. Darrell was with The Procter & Gamble Company ("P&G"), a consumer brand company, most recently as the President of its Braun GmbH subsidiary. Prior to rejoining P&G in 2002, Mr. Darrell served in various executive and managerial positions with General Electric Company from 1997 to 2002, with P&G from 1991 to 1997, and with PepsiCo Inc. from 1987 to 1989. Mr. Darrell currently serves on the Board of Trustees of Hendrix College. Mr. Darrell holds a BA degree from Hendrix College and an MBA from Harvard University.

Vincent Pilette
42 Years Old
Chief Financial Officer
Belgian national

Vincent Pilette joined Logitech in September 2013 as Chief Financial Officer. Prior to joining Logitech, Mr. Pilette served as Chief Financial Officer of Electronics for Imaging, Inc., a digital printing innovation and solutions company, from January 2011 through August 2013. From January 2009 through December 2010, he served as Vice President of Finance for the Enterprise Server, Storage and Networking Group at Hewlett-Packard Company (“HP”). Prior to this role, Mr. Pilette served as Vice President of Finance for the HP Software Group from December 2005 through December 2008. Mr. Pilette held various other finance positions at HP, in the U.S and Europe, Middle East and Africa, since joining HP in 1997. Mr. Pilette holds an MS in Engineering and Business from Université Catholique de Louvain in Belgium and an MBA from Kellogg School of Management at Northwestern University.

Marcel Stolk
47 Years Old
Sr. Vice President, Consumer Computing Platforms Business Group
Dutch national

Marcel Stolk joined Logitech in March 2011 as Vice President, Sales and Marketing EMEA and Executive Managing Director EMEA, and was appointed Senior Vice President, Consumer Computing Platforms Business Group in January 2013. Previously, Mr. Stolk was the Senior Vice President, Worldwide Sales and Marketing at Logitech, from March 2001 to October 2005, and held a number of positions within the sales and marketing functions at Logitech from 1991 to 2001. Prior to rejoining Logitech in 2011, he was the Chief Executive Officer of SourceTag BV, a software company for unique tagging of cloud based data, from September 2010 to March 2011. Mr. Stolk has also been the founder and Chief Executive Officer of Adoria Investments BV, a private equity company, from October 2005 to July 2010, and he remains the sole owner. Before joining Logitech in 1991, Mr. Stolk held various sales and marketing positions at Aashima Technology BV, a provider of PC components and accessories, in the Netherlands. Mr. Stolk studied at Utrecht University in the Netherlands and has participated in university-level executive courses, including an executive training course at Stanford University.

L. Joseph Sullivan
60 Years Old
Senior Vice President,
Worldwide Operations
U.S. national

L. Joseph Sullivan joined Logitech in October 2005 as Vice President, Operations Strategy, and was appointed Senior Vice President, Worldwide Operations in April 2006. Prior to joining Logitech, Mr. Sullivan was Vice President of Operational Excellence and Quality for Carrier Corporation, a subsidiary of United Technologies, from 2001 to 2005. Previously, he was with ACCO Brands, Inc. in engineering and manufacturing management roles from 1998 to 2001. Mr. Sullivan holds a BS degree in Marketing Management and an MBA degree in Operations Management from Suffolk University in Massachusetts.

4.2 Involvements outside Logitech of the Executive Officers

No Logitech executive officer currently has supervisory, management, or material advisory functions outside Logitech. None of the Company’s executive officers hold any official functions or political posts.

4.3 Management Contracts

Logitech has not entered into any contractual relationships regarding the management of the Company or its subsidiaries.

5. Compensation, Shareholdings and Loans

Please refer to Logitech's Compensation Report on pages 91 to 127 of our Annual Report, Invitation and Proxy Statement for our 2014 Annual General Meeting, of which this Report is a part, for information on Logitech's compensation of its Board members and executive officers, and regarding how and why we make compensation decisions.

In addition, for information required to be disclosed under Swiss law regarding compensation during fiscal year 2014 of the individual members of the Board and of the executive officers, in aggregate, and regarding the security ownership of members of the Board of Directors and of Logitech executive officers as of March 31, 2014, among other disclosures, please refer to Note 17 "Other Disclosures Required by Swiss Law" in the Consolidated Financial Statements included in the 2014 Annual Report.

6. Shareholders' Participation Rights

6.1 Exercise and Limitations to Shareholders' Voting Rights

Each registered share confers the right to one vote at a general meeting of shareholders. There are no limitations to the number of voting rights that a shareholder or group of shareholders is entitled to exercise, and there are no preferential voting rights. To exercise voting rights at a general meeting of shareholders, a shareholder must have registered their shares by the date set by the Board of Directors for the closing of the share register before each general meeting of shareholders. Refer to section 2.6 for more information on the registration process.

Any shareholder may be represented at a meeting by a person of its choice who need not be a shareholder of the Company. The power of attorney must be made in writing. The use of a form prepared by the Company may be required.

There are currently no limitations under Swiss law or in the Company's Articles of Incorporation restricting the rights of shareholders outside Switzerland to hold or vote Logitech shares.

6.2 Shareholders' Resolutions for which a Particular Majority is Required

In general, the resolutions of the general meeting of shareholders are passed with a simple majority of the votes cast. However, a number of resolutions may only be passed with a majority of two-thirds of the votes represented, including the following.

- change in the Company's corporate purpose;
- creation of shares with privileged voting rights;
- restriction of the transferability of the shares;
- creation of authorized or conditional capital;
- capital increases to be paid-in by means of existing reserves, against contributions in kind, or conducted with a view to the acquisition of specific assets;
- grant of special benefits;
- suppression or limitation of the shareholders' preferential subscription right;
- change of the registered office of the Company; and
- liquidation of the Company.

6.3 Convocation of the General Meeting of Shareholders

The Board of Directors generally convenes a general meeting of shareholders. The convocation notice is made in writing and under Swiss law must be sent to each registered shareholder at the address recorded in the share register at least 20 days prior to the meeting.

Under our Articles of Incorporation one or more shareholders who represent together at least 10% of the share capital of the Company may demand that the Board of Directors convene a meeting. Such demands must be made in writing and received by the Board of Directors at least 60 days before the date of the proposed meeting.

The Company has received an exemption from compliance with a Nasdaq listing standard that requires that the quorum for shareholder meetings be at least 33 1/3% of the outstanding voting shares. Under Swiss law, public companies do not have specific quorum requirements for shareholder meetings. Accordingly, Logitech, like most other Swiss public companies, does not observe quorum requirements with respect to its shareholder meetings. In compliance with Swiss law, Logitech sends an invitation to all of its registered shareholders and publishes the notice of the meeting in the Swiss financial press. It also sends a proxy statement, or a notice of availability of the proxy statement, in either case prepared in accordance with U.S. securities laws, to all registered shareholders and all beneficial shareholders where requested by the registered shareholder or required by law. Logitech has combined the invitation required under Swiss law and the proxy statement required under U.S. law into one document, titled Invitation and Proxy Statement, for its 2014 Annual General Meeting, and combined it with its Annual Report required under Swiss law and U.S. law to create one convenient document for shareholders. Also, to encourage attendance, Logitech holds its Annual General Meeting close to its operations in Switzerland.

6.4 Shareholders' Right to Place Items on the Agenda of a Meeting

Under the Company's Articles of Incorporation, one or more registered shareholders who together represent shares representing at least the lesser of (i) one percent of the Company's issued share capital or (ii) an aggregate par value of one million Swiss francs, may demand that an item be placed on the agenda of a meeting of shareholders.

A request to place an item on the meeting agenda must be in writing, describe the proposal and be received by our Board of Directors at least 60 days prior to the date of the meeting. Demands by registered shareholders to place an item on the agenda of a meeting of shareholders should be sent to: Secretary to the Board of Directors, Logitech International S.A., EPFL – Quartier de l'Innovation, Daniel Borel Innovation Center 1015 Lausanne, Switzerland, or c/o Logitech Inc., 7600 Gateway Boulevard, Newark, CA 94560, USA.

6.5 Registration in the Company's Share Register

Registration into the Company's share register, or the sub-register maintained by the Company's U.S. transfer agent, Compushare, occurs upon request and is not subject to any condition. The Company's share register closes before a general meeting of shareholders on a date designated by the Board of Directors. Only those shareholders who are registered in the share register on the day the share register is closed have the right to vote at the meeting.

7. Mandatory Offer and Change of Control Provisions

7.1 Mandatory Offer

Under Swiss law any shareholder who acquires more than 33 1/3% of the voting rights of a Swiss company whose shares are listed in whole or in part in Switzerland is required to make an offer to acquire all listed equity securities of the company at a minimum price. Logitech International S.A.'s Articles of Incorporation do not remove this requirement. The Articles do not increase the participation threshold above which an offer must be made. Consequently, any person having acquired more than a third of the Company's voting rights will be required to make an offer for all outstanding shares of the Company.

7.2 Change of Control Provisions

Please refer to our Compensation Report at pages 91 to 127 of our Annual Report, Invitation and Proxy Statement for the 2014 Annual General Meeting, of which this Report is a part, for information on the severance and change of control agreements in place with Logitech's executive officers, and regarding the potential payments in the event of termination of service of an executive officer or a change-in-control of Logitech.

8. Auditors

Under the Company's Articles of Incorporation, the shareholders elect the Company's independent auditors each year at the Annual General Meeting. Re-election is permitted.

The Company's auditors are currently PricewaterhouseCoopers SA, Lausanne branch, 45, Avenue C.F. Ramuz, P.O. Box 1172, CH-1001, Lausanne, Switzerland. PwC assumed its first audit mandate for Logitech in 1988. They were re-elected as the Company's auditors in September 2013. The responsible principal audit partner as of March 31, 2014 is, and since fiscal year 2011 has been, Michael Foley. For purposes of U.S. securities law reporting, PricewaterhouseCoopers LLP, San Jose, California, serves as the Company's independent registered public accounting firm.

Please refer to the Corporate Governance and Board of Directors Matters section of Logitech's Annual Report, Invitation and Proxy Statement for the 2014 Annual General Meeting, under the headings "Independent Auditors" and "Report of the Audit Committee," for further information regarding the audit and non-audit fees paid by Logitech to PricewaterhouseCoopers during fiscal year 2014, pre-approval policies for non-audit work by PricewaterhouseCoopers, and the supervisory and control instruments of the Board of Directors, including the Audit Committee of the Board, over the work and activities of PricewaterhouseCoopers.

9. Information Policy

The Company reports its financial results quarterly with an earnings press release. Quarterly financial results are scheduled to be released as follows:

Q3 FY15 Earnings Release and Conference Call	January 22, 2015
Q4 FY15 Earnings Release and Conference Call	April 22, 2015

The Company's 2014 Annual General Meeting is to be held December 18, 2014 at SwissTech Center, EPFL, Lausanne, Switzerland.

All registered shareholders and all shareholders in the United States that hold their shares through a U.S. bank or brokerage or other nominee receive a copy of the Logitech Annual Report, Invitation and Proxy Statement, or a notice that such documents are available. The Annual Report section of the document contains an overview of Logitech's business in the fiscal year, audited financial statements for the group and the Company, the Report on Corporate Governance and other key financial and business information. The Invitation and Proxy Statement section of the document includes a description of the matters to be acted upon at the Annual General Meeting of shareholders, a Compensation Report on executive officer and Board member compensation, and other disclosures required under applicable Swiss and U.S. laws.

Logitech holds public conference calls after our quarterly earnings releases to discuss the results and present an opportunity for institutional analysts to ask questions of the Chief Executive Officer and Chief Financial Officer. Logitech also holds periodic analyst days where senior management present reviews of Logitech's business. These events are webcast and remain available on Logitech's Investor Relations website for a period of time after the events. Logitech senior management also regularly participates in institutional investor seminars and roadshows, many of which are also webcast.

Our Investor Relations □eb site is located at *http://ir.logitech.com.* □e post and maintain an archive of our earnings and other press releases, current reports, annual and □uarterly reports, earnings release schedule, information regarding annual general meetings, further information on corporate governance, and other information regarding the Company on the Investor Relations □eb site. The information we post includes, and in the future will include, filings we make with the □.S. Securities and □xchange Commission, or S□C, including reports on Forms 10-K, 10-□, 8-K, our proxy statement related to our annual shareholders' meeting, including our Compensation Report on executive officer and Board member compensation, and any amendments to those reports or statements filed or furnished pursuant to □.S. securities laws or Swiss laws. All such filings and information are available free of charge on the web site, and we make them available on the web site as soon as reasonably possible after we file or furnish them with the S□C. The contents of these web sites are not intended to be incorporated by reference into this report or in any other report or document we file and our references to these □eb sites are intended to be inactive textual references only.

In addition, □ogitech publishes press releases upon occurrence of significant events within □ogitech. Shareholders and members of the public may elect to receive e-mails when □ogitech issues press releases upon occurrence of significant events within □ogitech or other press releases by subscribing through *http://ir.logitech.com/alerts.cfm.*

As a Swiss company traded on the SI□ Swiss □xchange, and as a company subject to the provisions of Section 16 of the Securities □xchange Act of 1934, as amended, we file reports on transactions in □ogitech securities by members of □ogitech's Board of Directors and executive officers. The reports that we file with the S□C on Forms 3, 4 and 5 may be accessed on our website or on the S□C's website at *http://www.sec.gov*, and the reports that we file that are published by the SI□ Swiss □xchange may be accessed at *http://www.six-exchange-regulation.com/obligations/management_transactions_en.html.*

For no charge, a copy of our annual reports and filings made with the S□C are available on our website and can be re□uested by contacting our Investor Relations department: □ogitech Investor Relations, 7600 Gateway Boulevard, Newark, CA 94560 □SA, Main 510-795-8500, e-mail: *LogitechIR@logitech.com.*

LOGITECH INTERNATIONAL S.A.
Consolidated Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Group Holding %	Share Capital	
EUROPE				
□abtec □urope S.A.	Swit□erland	100	C□F	150,000
□ogi Trading and Services □imited □iability Company	□ungary	100	□□F	3,000,000
□ogitech □.K. □imited	□nited Kingdom	100	□□R	20,000
□ogitech (□ersey) □imited	□ersey, Channel Islands	100	□SD	188
□ogitech □spana BCN S□	Spain	100	□□R	50,000
□ogitech □urope S.A.	Swit□erland	100	C□F	100,000
SAS □ogitech France	Republic of France	100	□□R	182,939
□ogitech Gmb□	Federal Republic of Germany	100	□□R	25,565
□ogitech Ireland Services □imited	Ireland	100	□□R	3
□ogitech Italia SR□	Republic of Italy	100	□□R	20,000
□ogitech Mirial Srl	Republic of Italy	100	□□R	100,000
□ogitech Nordic AB	Sweden	100	S□K	100,000
□ogitech Benelux B.□	Kingdom of the Netherlands	100	□□R	18,151
□ogitech Poland Spolka □o.o	Poland	100	P□N	50,000
□ogitech S.A.	Swit□erland	100	C□F	200,000
□ogitech Middle □ast F□-□□C	□nited Arab □mirates	100	A□D	100,000
□ogitech (Streaming Media) SA	Swit□erland	100	C□F	100,000
□ogitech □ellas M□P□	Greece	100	□□R	18,000
□ogitech Schwei□ AG	Swit□erland	100	C□F	100,000
3Dconnexion SA	Swit□erland	100	C□F	100,000
□imited □iability Company □□ogitech□	Russia	100	R□B	20,000
□ogi Peripherals Technologies (South Africa) (Proprietary) □imited	South Africa	100	□AR	1,000
□ogitech Norway AS	Norway	100	NOK	100,000
AMERICAS				
□ogitech Argentina S.R.□	Argentina	100	ARS	10,000
Dexxa Accessorios De Informatica Do Brasil □tda.	Bra□il	100	BR□	10,000
□ogitech Chile □imitada	Chile	100	C□P	1,000,000
□ogitech de Mexico S.A. de C.□	Mexico	100	M□N	50,000
□ogitech Canada Inc.	Canada	100	CAD	100
□ogitech Inc.	□nited States of America	100	□SD	11,522,396
□ogitech (Streaming Media) Inc.	□nited States of America	100	□SD	10
□ogitech (Slim Devices) Inc.	□nited States of America	100	□SD	10
□ i□ife, Inc.	□nited States of America	100	□SD	10
□ogitech Servicios □atinoam□rica, S.A. de C.□	Mexico	100	M□N	50,000
□ltimate □ars □□C	□nited States of America	100	□SD	—
□ltimate □ars Incorporated	□nited States of America	100	□SD	10
□□ Consumer, □□C	□nited States of America	100	□SD	—
SightSpeed, Inc.	□nited States of America	100	□SD	1
□ifeSi□e Communications, Inc.	□nited States of America	100	□SD	1
□□ Ac□uisition Inc.	□nited States of America	100	□SD	10
□ogitech □atin America, Inc.	□nited States of America	100	□SD	1

Name of Subsidiary	Jurisdiction of Incorporation	Group Holding %	Share Capital	
ASIA PACIFIC				
□ogiCool Co., □td.	□apan	100	□P□	155,000,000
□ogitech □lectronic (India) Private □imited.	India	100	INR	107,760
□ogitech Far □ast, □td.	Taiwan, Republic of China	100	T□ D	480,000,000
□ogitech □ong Kong □imited.	□ong Kong	100	□SD	1,282
□ogitech Korea □td.	Korea	100	KR□	150,144,225
□ogitech New □ealand Co., □td	New □ealand	100	N□D	10,000
□ogitech Service Asia Pacific Pte. □td.		100	□SD	1
□ogitech Singapore Pte. □td.	Republic of Singapore	100	SGD	500
□ogitech Technology (Su□hou) Co., □td.		100	□SD	22,000,000
□ogitech (China) Technology, □td.	People's Republic of China	100	□SD	7,800,000
□ogitech Asia □ogistics □imited	□ong Kong	100	□SD	13
□ogitech Asia Pacific □imited	□ong Kong	100	□SD	13
□ogitech Australia Computer Peripherals Pty, □imited	Commonwealth of Australia	100	A□D	12
□ogitech (Beijing) Trading Company □imited	People's Republic of China	100	CN□	5,000,000
□ogitech Technology (Shen□hen) Consulting Co., □td.	People's Republic of China	100	□KD	110,000
□ogitech Trading Pvt □td	India	100	INR	50,000
□ogitech □ngineering □ Designs India Private □imited	India	100	INR	500,000

Due to local legal re□uirements, there may be holders of nominal shares apart from □ogitech.

CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

pwc

Report of the statutory auditor
to the General Meeting of
Logitech International SA
Apples

Report of the statutory auditor on the consolidated financial statements

As statutory auditor, we have audited the consolidated financial statements of Logitech International SA, which comprise the balance sheet, income statement, cash flow statement, statement of changes in shareholders' equity, comprehensive income and notes, for the year ended 31 March 2014.

Board of Directors' responsibility

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) and the requirements of Swiss law. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Swiss law, Swiss Auditing Standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements for the year ended 31 March 2014 present fairly, in all material respects, the financial position, the results of operations and the cash flows in accordance with accounting principles generally accepted in the United States of America (US GAAP) and comply with Swiss law.

PricewaterhouseCoopers SA, avenue C.-F. Ramuz 45, case postale, CH-1001 Lausanne, Switzerland
Téléphone: +41 58 792 81 00, Téléfax: +41 58 792 81 10, www.pwc.ch

Emphasis of Matter

As discussed in Note 2 to the consolidated financial statements, the Company has restated its 2011, and 2012, and revised its 2013 consolidated financial statements. Our opinion is not qualified in respect of this matter.

Report on other legal requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence for the year ended 31 March 2014. However, subsequent to 31 March 2014, we provided certain services which we now believe will impact our independence from August 2014 onwards; as a consequence, we will not stand for re-election as statutory auditors for the financial year ending 31 March 2015.

During our audit, performed in accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we noted that an internal control system for the preparation of consolidated financial statements according to the instructions of the Board of Directors was not designed in all material respects regarding the following matters:

- The Company did not implement an effective control environment as former finance management exercised bad judgment and failed to provide effective oversight, which resulted in ineffective information and communication, whereby certain of the Company's finance personnel did not adequately document and communicate accounting issues across the organization, including to the Company's statutory auditor. Additionally, there was an insufficient complement of personnel with appropriate accounting knowledge, experience and competence, resulting in incorrect conclusions in the application of generally accepted accounting principles.
- The Company did not design effective controls related to: a) developing an appropriate methodology to accrue the costs of product warranties given to end customers, including an on-going review of the assumptions within the methodology to determine the completeness and accuracy of the warranty accrual; and b) the consideration of all relevant information and documentation of the underlying assumptions in the Company's assessment of the valuation of finished goods, work in process and components inventory, including non-cancelable orders for such inventory, related to Company's now discontinued Revue product.
- The Company did not design effective controls over the review of supporting information to determine the completeness and accuracy of the consolidated statement of cash flows, the consolidated statement of comprehensive income (loss) and disclosures in the notes to the consolidated financial statements.

In our opinion, except for the matters described in the preceding paragraph, an internal control system exists which has been designed for the preparation of consolidated financial statements according to the instructions of the Board of Directors.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers SA

Michael Foley
Audit expert
Auditor in charge

Filippos Mintiloglitis
Audit expert

Lausanne, 17 November 2014

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Years Ended March 31,		
	2014	2013	2012
		As Revised	As Restated
Net sales	$2,128,713	$2,099,277	$2,316,203
Cost of goods sold	1,400,844	1,389,643	1,508,670
Gross profit	727,869	709,634	807,533
Operating expenses:			
Marketing and selling	379,747	431,886	422,116
Research and development	139,385	155,012	162,159
General and administrative	118,940	114,381	109,260
Impairment of goodwill and other assets	—	216,688	—
Restructuring charges	13,811	43,704	—
Total operating expenses	651,883	961,671	693,535
Operating income (loss)	75,986	(252,037)	113,998
Interest income (expense), net	(397)	907	2,674
Other income (expense), net	1,993	(2,198)	7,655
Income (loss) before income taxes	77,582	(253,328)	124,327
Provision for (benefit from) income taxes	3,278	(25,810)	20,090
Net income (loss)	$ 74,304	$ (227,518)	$ 104,237
Net income (loss) per share:			
Basic	$ 0.46	$ (1.44)	$ 0.60
Diluted	$ 0.46	$ (1.44)	$ 0.59
Shares used to compute net income (loss) per share:			
Basic	160,619	158,468	174,648
Diluted	162,526	158,468	175,591
Cash dividends per share	$ 0.22	$ 0.85	$ —

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Years Ended March 31,		
	2014	2013	2012
		As Revised	As Restated
Net income (loss)	$74,304	$(227,518)	$104,237
Other comprehensive income (loss):			
Foreign currency translation gain (loss):			
Foreign currency translation gain (loss)	2,119	(6,381)	(8,232)
Reclass of foreign currency translation loss included in other income, net	665	—	—
Defined benefit pension plans:			
Net gain (loss) and prior service costs, net of taxes	5,551	3,873	(11,549)
Reclass of amortization included in operating expenses	2,017	3,633	260
Hedging gain (loss):			
Unrealized hedging gain (loss)	(3,497)	(1,190)	3,337
Reclass of hedging gain (loss) included in cost of goods sold	2,472	1,756	(421)
Net change in unrealized investment loss:			
Net unrealized loss on investments for the period	—	—	(342)
Reclass of investment loss included in other income (expense), net	—	(343)	(483)
Other comprehensive income (loss):	9,327	1,348	(17,430)
Total comprehensive income (loss)	$83,631	$(226,170)	$ 86,807

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

	March 31, 2014	March 31, 2013 As Revised
ASSETS		
Current assets:		
Cash and cash equivalents	$ 469,412	$ 333,824
Accounts receivable, net	182,029	178,959
Inventories	222,402	262,644
Other current assets	59,157	60,377
Assets held for sale	—	10,960
Total current assets	933,000	846,764
Non-current assets:		
Property, plant and equipment, net	88,391	93,721
Goodwill	345,010	341,357
Other intangible assets	10,529	26,024
Other assets	74,460	74,467
Total assets	$1,451,390	$1,382,333
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 242,815	$ 265,405
Accrued and other current liabilities	211,972	193,084
Liabilities held for sale	—	3,202
Total current liabilities	454,787	461,691
Non-current liabilities:		
Income taxes payable	93,126	98,827
Other non-current liabilities	99,349	99,862
Total liabilities	647,262	660,380
Commitments and contingencies (note 12)		
Shareholders' equity:		
Registered shares, CHF 0.25 par value:	30,148	30,148
Issued and authorized shares—173,106 at March 31, 2014 and March 31, 2013		
Conditionally authorized shares—50,000 at March 31, 2014 and March 31, 2013		
Additional paid-in capital	—	—
Less shares in treasury, at cost—10,206 at March 31, 2014 and 13,855 at March 31, 2013	(116,510)	(179,990)
Retained earnings	976,292	966,924
Accumulated other comprehensive loss	(85,802)	(95,129)
Total shareholders' equity	804,128	721,953
Total liabilities and shareholders' equity	$1,451,390	$1,382,333

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended March 31,		
	2014	2013 As Revised	2012 As Restated
Cash flows from operating activities:			
Net income (loss)	$ 74,304	$(227,518)	$ 104,237
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	48,967	51,766	52,277
Amortization of other intangible assets	17,771	23,571	27,198
Share-based compensation expense	25,546	25,198	31,529
Impairment of goodwill and other assets	—	216,688	—
Impairment of investments	624	3,600	—
Loss (gain) on disposal of property, plant and equipment	4,411	2,007	(6,533)
Gain on sale of securities	—	(831)	(6,109)
Excess tax benefits from share-based compensation	(2,246)	(26)	(37)
Deferred income taxes and other	(4,828)	(3,209)	(2,249)
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable	(219)	45,273	29,279
Inventories	49,471	23,109	(33,277)
Other assets	(1,388)	5,381	(2,570)
Accounts payable	(21,322)	(33,406)	3,327
Accrued and other liabilities	14,330	(9,214)	5,462
Net cash provided by operating activities	205,421	122,389	202,534
Cash flows from investing activities:			
Purchases of property, plant and equipment	(46,658)	(54,487)	(54,199)
Investment in privately held companies	(300)	(4,420)	—
Acquisitions, net of cash acquired	(650)	—	(18,814)
Proceeds from sales of available-for-sale securities	—	917	6,550
Proceeds from return of investment from strategic investments	261	—	—
Proceeds from sales of property and plant	—	—	8,967
Purchase of trading investments	(8,450)	(4,196)	(7,505)
Proceeds from sales of trading investments	8,994	4,463	7,399
Net cash used in investing activities	(46,803)	(57,723)	(57,602)
Cash flows from financing activities:			
Payment of cash dividends	(36,123)	(133,462)	—
Purchases of treasury shares	—	(87,812)	(156,036)
Proceeds from sales of shares upon exercise of options and purchase rights	16,914	15,982	17,591
Tax withholdings related to net share settlements of restricted stock units	(5,718)	(2,375)	(966)
Excess tax benefits from share-based compensation	2,246	26	37
Net cash used in financing activities	(22,681)	(207,641)	(139,374)
Effect of exchange rate changes on cash and cash equivalents	(349)	(1,571)	(5,119)
Net increase (decrease) in cash and cash equivalents	135,588	(144,546)	439
Cash and cash equivalents at beginning of period	333,824	478,370	477,931
Cash and cash equivalents at end of period	$469,412	$ 333,824	$ 478,370
Non-cash investing activities:			
Property, plant and equipment purchased during the period and included in period end liability accounts	$ 5,204	$ 4,828	$ 5,454
Supplemental cash flow information:			
Interest paid	$ 1,080	$ 1,293	$ 110
Income taxes paid, net	$ 9,189	$ 14,108	$ 14,422

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands)

	Registered shares		Additional paid-in capital	Treasury shares		Retained earnings	Accumulated other comprehensive loss	Total
	Shares	Amount		Shares	Amount			
			As Revised		As Revised	As Restated	As Revised	As Restated
March 31, 2011 (As Reported)	191,606	$33,370	$ —	12,433	$(264,019)	$1,488,929	$(78,518)	$1,179,762
Adjustment to opening shareholders' e□uity, net of tax	—	—	—	—	—	(21,359)	(529)	(21,888)
March 31, 2011 (As Restated)	191,606	$33,370	$ —	12,433	$(264,019)	$1,467,570	$(79,047)	$1,157,874
Total comprehensive income (loss)	—	—	—	—	—	104,237	(17,430)	86,807
Purchase of treasury shares	—	—	—	17,509	(156,036)	—	—	(156,036)
Tax effects from share-based awards	—	—	(4,991)	—	—	—	—	(4,991)
Sale of shares upon exercise of options and purchase rights	—	—	(17,055)	(2,442)	67,754	(33,080)	—	17,619
Issuance of shares upon vesting of restricted stock units	—	—	(9,237)	(327)	8,472	—	—	(765)
Share-based compensation expense	—	—	31,283	—	—	—	—	31,283
March 31, 2012 (As Restated)	191,606	$33,370	$ —	27,173	$(343,829)	$1,538,727	$(96,477)	$1,131,791
Total comprehensive income (loss)	—	—	—	—	—	(227,518)	1,348	(226,170)
Purchase of treasury shares	—	—	—	8,600	(87,812)	—	—	(87,812)
Tax effects from share-based awards	—	—	(1,178)	—	—	—	—	(1,178)
Sale of shares upon exercise of options and purchase rights	—	—	(2,326)	(2,604)	61,653	(43,331)	—	15,996
Issuance of shares upon vesting of restricted stock units	—	—	(21,341)	(814)	19,284	—	—	(2,057)
Share-based compensation expense	—	—	24,845	—	—	—	—	24,845
Cash dividends	—	—	—	—	—	(133,462)	—	(133,462)
Cancellation of treasury shares	(18,500)	(3,222)	—	(18,500)	170,714	(167,492)	—	—
March 31, 2013 (As Revised)	173,106	$30,148	$ —	13,855	$(179,990)	$ 966,924	$(95,129)	$ 721,953
Total comprehensive income	—	—	—	—	—	74,304	9,327	83,631
Purchase of treasury shares	—	—	—	—	—	—	—	—
Tax effects from share-based awards	—	—	(2,046)	—	—	—	—	(2,046)
Sale of shares upon exercise of options and purchase rights	—	—	339	(2,601)	45,388	(28,813)	—	16,914
Issuance of shares upon vesting of restricted stock units	—	—	(23,810)	(1,048)	18,092	—	—	(5,718)
Share-based compensation expense	—	—	25,517	—	—	—	—	25,517
Cash dividends	—	—	—	—	—	(36,123)	—	(36,123)
March 31, 2014	173,106	$30,148	$ —	10,206	$(116,510)	$ 976,292	$(85,802)	$ 804,128

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — The Company

Logitech International S.A, together with its consolidated subsidiaries, ("Logitech" or the "Company") develops and markets innovative hardware and software products that enable or enhance digital navigation, music and video entertainment, gaming, social networking, and audio and video communication over the Internet.

The Company has two operating segments, peripherals and video conferencing. Logitech's peripherals segment encompasses the design, manufacturing and marketing of peripherals for personal computers ("PCs"), tablets and other digital platforms. The Company's video conferencing segment offers scalable high-definition ("HD") video communications endpoints, HD video conferencing systems with integrated monitors, video bridges and other infrastructure software and hardware to support large-scale video deployments, and services to support these products.

The Company sells its peripherals products to a network of distributors, retailers and original equipment manufacturers ("OEMs"). The Company sells its video conferencing products and services to distributors, value-added resellers, OEMs and, occasionally, direct enterprise customers. The large majority of the Company's net sales have historically been derived from peripherals products for use by consumers.

Logitech was founded in Switzerland in 1981 and Logitech International S.A. has been the parent holding company of Logitech since 1988. Logitech International S.A. is a Swiss holding company with its registered office in Apples, Switzerland, which conducts its business through subsidiaries in Americas, Europe, Middle East, Africa ("EMEA") and Asia Pacific. Shares of Logitech International S.A. are listed on both the Nasdaq Global Select Market under the trading symbol LOGI and the SIX Swiss Exchange under the trading symbol LOGN.

Note 2 — Restatement and Revision of Previously Issued Consolidated Financial Statements

As the Company announced on May 21, 2014, the Audit Committee, with the assistance of independent advisors, began an independent investigation of certain accounting matters related to the Company's previously issued financial statements.

On September 3, 2014, the Company announced that, in connection with this investigation, the Audit Committee, on the recommendation of management, concluded that the Company's previously issued financial statements for fiscal years 2011 and 2012 and the first quarter of fiscal year 2012 could no longer be relied on due to an accounting misstatement for inventory valuation reserves for Logitech's now-discontinued Revue product. As a result, the Company recorded an adjustment to increase cost of goods sold and to increase inventory valuation reserves and the accrual for supplier liability for components related to the Company's now discontinued Revue product by $30.7 million during fiscal year ended March 31, 2011, with a corresponding decrease to cost of goods sold in fiscal year ended March 31, 2012. As a result, net income and net income per share for fiscal year ended March 31, 2011 was reduced by $30.7 million and $0.17 per share, respectively, with a corresponding increase in fiscal year ended March 31, 2012. In conjunction with recording of the adjustments related to this restatement, the Company recorded other immaterial corrections to the consolidated financial statements included in this Form 10-K for the fiscal years ended March 31, 2013 and 2012.

The Audit Committee has completed its independent investigation and found that, in connection with its quarterly close processes, up until June 2013, the Company's finance organization would compile lists of financial items, which included significant accounting entries recorded during the quarter, late accounting entries, disclosure items and certain other items with potential accounting implications. The lists used to track these financial items appear to have been primarily shared within certain parts of the Company's finance organization and were not shared with the Company's independent registered public accounting firm. Typically, there were between approximately

Note 2 — Restatement and Revision of Previously Issued Consolidated Financial Statements (Continued)

thirty to fifty items per quarter on these lists and there were multiple versions of these lists per quarter, as items were added, removed and changed. Some of the items on the list were discussed with the Company's independent registered public accounting firm while others were not.

As part of the independent investigation, the Company determined that nine historical items from these lists during a five year period should have been recorded in an earlier period or a different amount should have been recorded. The largest item relates to the now-discontinued Revue product and is the cause for the restatement. Two items—the warranty accrual and the amortization of certain intangible assets—were on the lists in prior periods and were not addressed in a timely manner before the Company corrected them in its revised Form 10-K/A filed on August 7, 2013. Certain former finance employees signed the May 30, 2013 management representation letter to the Company's independent registered public accounting firm without disclosing these issues and, as a result, the management representation letter was inaccurate on this point. Six items are not material individually or in aggregate to any of the annual or interim periods reported but are nevertheless being corrected in these restated consolidated financial statements.

There are two elements to the restatement related to the Revue product: (1) a lower of cost or market ("LCM") charge based on the net realizable value of finished goods and work in process on-hand inventory and non-cancelable orders for such inventory, and (2) an excess and obsolescence charge for non-cancelable orders for inventory components. The Audit Committee found that certain former members of the finance organization had information that was not considered, that showed a future loss that was estimable and probable before the filing of the Form 10-K on May 27, 2011 and that such loss was not recorded in the Company's fiscal year 2011 financial statements. Certain former members of the finance organization erroneously accounted for the LCM charge in fiscal year 2011 based on the current price or on price reductions approved by management instead of considering available contemporaneous evidence of anticipated future price reductions and losses which were estimable and probable at the time. In addition, the Audit Committee found that a management representation letter dated May 27, 2011 to the Company's independent registered public accounting firm incorrectly stated that probable future pricing adjustments were considered in the LCM calculation. With respect to the Revue components, certain former members of the finance organization did not consider all available information and therefore did not record a charge in the fourth quarter of fiscal year 2011 for non-cancelable orders related to components considered excess and obsolete. The analysis erroneously assumed the components would be manufactured into finished goods, though there was information available that showed that the components would not be manufactured into finished goods. This information was not reflected in the Company's accounting or provided to the Company's independent registered public accounting firm. The Audit Committee found that the Company did not have an adequate basis for the historical accounting treatment of the components in the fourth quarter of fiscal year 2011.

The restated and revised financial statements included the following adjustments:

(1) *Inventory Valuation Reserve*—As described above, the Company determined that there was a material accounting misstatement for Logitech's now-discontinued Revue product in fiscal years 2012 and 2011. As a result, the Company recorded an adjustment to increase cost of goods sold, and to increase inventory valuation reserves and supplier liability for components related to the Company's now discontinued Revue product by $30.7 million during fiscal year ended March 31, 2011, with a corresponding decrease to cost of goods sold during fiscal year ended March 31, 2012.

Note 2 — Restatement and Revision of Previously Issued Consolidated Financial Statements (Continued)

(2) *Property Plant and Equipment Capitalization Threshold Convention*—□istorically, the Company's practice was to apply an accounting convention to immediately expense the entire purchase price of all property and e□uipment that cost less than certain dollar thresholds instead of capitali□ing and depreciating such property and e□uipment over its useful life. The Company determined that the thresholds utili□ed were incorrect and resulted in a cumulative understatement of net income and retained earnings through March 31, 2011 of $8.3 million, which the company corrected through an increase to opening retained earnings as of that date. The impact of the correction also resulted in a decrease in cost of goods sold and operating expense and increase in operating income of $0.1 million in fiscal year 2012 and an increase in cost of goods sold and operating expense and increase in operating loss of $1.3 million in fiscal year 2013.

(3) *Settlement Accrual*—The Company determined that it incorrectly recorded a release of a legal settlement accrual of $1.3 million in fiscal year 2012 instead of correctly in fiscal year 2011 as the contingency was resolved before the Annual Report Form 10-K of fiscal year 2011 was issued. The impact of this adjustment was an increase in operating income by $1.3 million in fiscal year 2011 and a corresponding decrease of operating income for the same amount in fiscal year 2012.

(4) *Other Adjustments*—The Company is also correcting a number of other immaterial errors which were previously recorded in prior periods as out-of-period adjustments and are now being revised to report them in the correct period as well as to correct other immaterial errors that were previously uncorrected. Among the corrections, the Company is correcting its accrual for worker compensation, liability for certain of its defined benefit pension plans, balance sheet reclassifications, cash flow reclassifications and tax impact of the above adjustments.

Note 2 — Restatement and Revision of Previously Issued Consolidated Financial Statements (Continued)

Consolidated Statements of Operations

The following table presents the impact of correcting adjustments on the Company's previously-reported consolidated statements of operations for fiscal years 2013 and 2012 (in thousands):

	Year ended March 31, 2013			Year ended March 31, 2012		
	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Restated
Net sales	$2,099,883	$ (606)(4)	$2,099,277	$2,316,203	$ —	$2,316,203
Cost of goods sold	1,389,726	—	1,389,643	1,537,921	(30,730)(1)	1,508,670
		408(2)			(25)(2)	
		—			1,294(3)	
		(491)(4)			210(4)	
Gross profit	710,157	(523)	709,634	778,282	29,251	807,533
Operating expenses:						
Marketing and selling	431,598	396(2)	431,886	423,854	(24)(2)	422,116
		(108)(4)			(1,714)(4)	
Research and development	154,207	324(2)	155,012	162,711	(20)(2)	162,159
		481(4)			(532)(4)	
General and administrative	113,824	214(2)	114,381	109,456	(13)(2)	109,260
		343(4)			(183)(4)	
Impairment of goodwill and other assets	216,688	—	216,688	—	—	—
Restructuring charges	43,704	—	43,704	—	—	—
Total operating expenses	960,021	1,650	961,671	696,021	(2,486)	693,535
Operating income (loss)	(249,864)	(2,173)	(252,037)	82,261	31,737	113,998
Interest income, net	907	—	907	2,674	—	2,674
Other income (expense), net	(2,198)	—	(2,198)	7,655	—	7,655
Income (loss) before income taxes	(251,155)	(2,173)	(253,328)	92,590	31,737	124,327
Provision for (benefit from) income taxes	(25,588)	(222)(4)	(25,810)	19,819	271(4)	20,090
Net income (loss)	$ (225,567)	$(1,951)	$ (227,518)	$ 72,771	$ 31,466	$ 104,237
Net income (loss) per share:						
Basic	$ (1.42)	$ (0.02)	$ (1.44)	$ 0.42	$ 0.18	$ 0.60
Diluted	$ (1.42)	$ (0.02)	$ (1.44)	$ 0.41	$ 0.18	$ 0.59
Shares used to compute net income (loss) per share:						
Basic	158,468	—	158,468	174,648	—	174,648
Diluted	158,468	—	158,468	175,591	—	175,591
Cash dividend per share	$ 0.85	$ —	$ 0.85	$ —	$ —	$ —

Note 2 — Restatement and Revision of Previously Issued Consolidated Financial Statements (Continued)

Consolidated Statements of Comprehensive Income (Loss)

The following table presents the impact of correcting adjustments on the Company's previously-reported consolidated statements of comprehensive income (loss) for fiscal years 2013 and 2012 (in thousands):

	Year ended March 31, 2013			Year ended March 31, 2012		
	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Restated
Net income (loss)	$(225,567)	$ — (1,342)[2] — (609)[4]	$(227,518)	$ 72,771	$30,730[1] 82[2] (1,294)[3] 1,948[4]	$104,237
Other comprehensive income:						
Foreign currency translation loss:						
Foreign currency translation loss	(6,333)	(48)[4]	(6,381)	(8,213)	(19)[4]	(8,232)
Defined benefit pension plans:						
Net gain (loss) and prior service costs, net of taxes	4,794	(921)[4]	3,873	(11,564)	15[4]	(11,549)
Reclass of amortization included in operating expenses	4,252	(619)[4]	3,633	275	(15)[4]	260
Hedging gain (loss):						
Unrealized hedging gain (loss)	(1,190)	—	(1,190)	3,337	—	3,337
Reclass of hedging loss (gain) included in cost of goods sold	1,756	—	1,756	(421)	—	(421)
Net change in unrealized investment loss:						
Net unrealized loss on investments for the period	—	—	—	(342)	—	(342)
Reclass of investment gain included in other income (expense), net	(343)	—	(343)	(483)	—	(483)
Other comprehensive income (loss):	2,936	(1,588)	1,348	(17,411)	(19)	(17,430)
Total comprehensive income (loss)	$(222,631)	$(3,539)	$(226,170)	$ 55,360	$31,447	$ 86,807

Note 2 — Restatement and Revision of Previously Issued Consolidated Financial Statements (Continued)

Consolidated Balance Sheet

The following table presents the impact of correcting adjustments on the Company's previously-reported consolidated balance sheet as of March 31, 2013 (in thousands):

	March 31, 2013		
	As Reported	Adjustments	As Revised
ASSETS			
Current assets:			
Cash and cash equivalents	$ 333,824	$ —	$ 333,824
Accounts receivable, net	179,565	(606)[4]	178,959
Inventories	261,083	1,561[4]	262,644
Other current assets	58,103	2,274[4]	60,377
Asset held for sale	10,960	—	10,960
Total current assets	843,535	3,229	846,764
Non-recurring assets:			
Property, plant and equipment, net	87,649	7,034[2]	93,721
		(962)[4]	
Goodwill	341,357	—	341,357
Other intangible assets	26,024	—	26,024
Other assets	75,098	(631)[4]	74,467
Total assets	$1,373,663	$ 8,670	$1,382,333
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 265,995	(590)[4]	265,405
Accrued and other current liabilities	192,774	310[4]	193,084
Liabilities held for sale	3,202	—	3,202
Total current liabilities	461,971	(280)	461,691
Non-current liabilities:			
Income taxes payable	98,827	—	98,827
Other non-current liabilities	97,055	2,807[4]	99,862
Total liabilities	$ 657,853	$ 2,527	$ 660,380
Commitments and contingencies			
Shareholders' equity:			
Registered shares, CHF 0.25 par value:			
Issued and authorized shares—173,106 at March 31, 2013			
Conditionally authorized shares—50,000 at March 31, 2013	$ 30,148	—	30,148
Additional paid-in capital	—	—	—
Less: shares in treasury, at cost—13,855 at March 31, 2013	(177,847)	(2,143)[4]	(179,990)
Retained earnings	956,502	7,034[2]	966,924
		3,388[4]	
Accumulated other comprehensive loss	(92,993)	(2,136)[4]	(95,129)
Total shareholders' equity	715,810	6,143	721,953
Total liabilities and shareholders' equity	$1,373,663	$ 8,670	$1,382,333

Note 2 — Restatement and Revision of Previously Issued Consolidated Financial Statements (Continued)

Consolidated Statements of Cash Flows

The following table presents the impact of correcting adjustments on the Company's previously-reported consolidated statements of cash flows for fiscal years 2013 and 2012 (in thousands):

	Year ended March 31, 2013			Year ended March 31, 2012		
	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Restated
Cash flows from operating activities:						
Net income (loss)	$(225,567)	$ — (1,342)[2] — (609)[4]	$(227,518)	$ 72,771	$ 30,730[1] 82[2] (1,294)[3] 1,948[4]	$ 104,237
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						
Depreciation	44,419	6,589[2] 758[4]	51,766	45,968	6,310[2] (1)[4]	52,277
Amortization of other intangible assets	23,571	—	23,571	27,198	—	27,198
Share-based compensation expense	25,198	—	25,198	31,529	—	31,529
Impairment of goodwill and other assets	216,688	—	216,688	—	—	—
Impairment of investments	3,600	—	3,600	—	—	—
Loss (gain) on disposal of property, plant and equipment	—	2,007[4]	2,007	(8,967)	2,434[4]	(6,533)
Gain on sales of available-for-sale securities	(831)	—	(831)	(6,109)	—	(6,109)
Inventory valuation adjustment	—	—	—	34,074	(34,074)[1]	—
Excess tax benefits from share-based compensation	(26)	—	(26)	(37)	—	(37)
Deferred income taxes and other	11,552	(14,761)[4]	(3,209)	137	(2,386)[4]	(2,249)
Changes in assets and liabilities, net of acquisitions:						
Accounts receivable	44,667	606[4]	45,273	29,279	—	29,279
Inventories	23,954	(845)[4]	23,109	(36,621)	3,344[4]	(33,277)
Other assets	(1,420)	6,801[4]	5,381	(4,621)	2,051[4]	(2,570)
Accounts payable	(34,069)	663[4]	(33,406)	3,622	(295)[4]	3,327
Accrued and other liabilities	(14,594)	— 5,380[4]	(9,214)	7,919	1,294[3] (3,751)[4]	5,462
Net cash provided by operating activities	117,142	5,247	122,389	196,142	6,392	202,534
Cash flows from investing activities:						
Purchases of property, plant and equipment	(49,240)	(5,247)[2]	(54,487)	(47,807)	(6,392)[2]	(54,199)
Purchase of strategic investment	(4,420)	—	(4,420)	—	—	—
Acquisitions, net of cash acquired	—	—	—	(18,814)	—	(18,814)
Proceeds from sales of available-for-sale securities	917	—	917	6,550	—	6,550
Proceeds from sales of property and plant	—	—	—	8,967	—	8,967
Purchases of trading investments	(4,196)	—	(4,196)	(7,505)	—	(7,505)
Proceeds from sales of trading investments	4,463	—	4,463	7,399	—	7,399
Net cash used in investing activities	(52,476)	(5,247)	(57,723)	(51,210)	(6,392)	(57,602)
Cash flows from financing activities:						
Payment of cash dividends	(133,462)	—	(133,462)	—	—	—
Purchases of treasury shares	(87,812)	—	(87,812)	(156,036)	—	(156,036)
Proceeds from sales of shares upon exercise of options and purchase rights	15,982	—	15,982	17,591	—	17,591
Tax withholdings related to net share settlements of restricted stock units	(2,375)	—	(2,375)	(966)	—	(966)
Excess tax benefits from share-based compensation	26	—	26	37	—	37
Net cash used in financing activities	(207,641)	—	(207,641)	(139,374)	—	(139,374)
Effect of exchange rate changes on cash and cash equivalents	(1,571)	—	(1,571)	(5,119)	—	(5,119)
Net increase (decrease) in cash and cash equivalents	(144,546)	—	(144,546)	439	—	439
Cash and cash equivalents at beginning of period	478,370	—	478,370	477,931	—	477,931
Cash and cash equivalents at end of period	$ 333,824	$ —	$ 333,824	$ 478,370	$ —	$ 478,370
Non-cash investing activities:						
Property, plant and equipment purchased during the period and included in period end liability accounts	$ 4,828	$ —	$ 4,828	$ 5,454	$ —	$ 5,454
Supplemental cash flow information:						
Interest paid	$ 1,293	$ —	$ 1,293	$ 110	$ —	$ 110
Income taxes paid, net	$ 14,108	$ —	$ 14,108	$ 14,422	$ —	$ 14,422

Note 3 — Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Logitech and its subsidiaries. All intercompany balances and transactions have been eliminated. The consolidated financial statements are presented in accordance with U.S. GAAP (accounting principles generally accepted in the United States of America).

Fiscal Year

The Company's fiscal year ends on March 31. Interim quarters are thirteen-week periods, each ending on a Friday. For purposes of presentation, the Company has indicated its quarterly periods as ending on the month end.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect reported amounts of assets, liabilities, net sales and expenses, and the disclosure of contingent assets and liabilities. Examples of significant estimates and assumptions made by management involve the fair value of goodwill, warranty liabilities, accruals for discretionary customer programs, sales return reserves, allowance for doubtful accounts, inventory valuation, uncertain tax positions, and valuation allowances for deferred tax assets. Although these estimates are based on management's best knowledge of current events and actions that may impact the Company in the future, actual results could differ from those estimates.

Foreign Currencies

The functional currency of the Company's operations is primarily the U.S. Dollar. To a lesser extent, certain operations use the Euro, Chinese Renminbi, Swiss Franc, or other local currencies as their functional currencies. The financial statements of the Company's subsidiaries whose functional currency is other than the U.S. Dollar are translated to U.S. Dollars using period-end rates of exchange for assets and liabilities and monthly average rates for net sales, income and expenses. Cumulative translation gains and losses are included as a component of shareholders' equity in accumulated other comprehensive income (loss). Gains and losses arising from transactions denominated in currencies other than a subsidiary's functional currency are reported in other income (expense), net in the consolidated statements of operations.

Revenue Recognition

Revenues are recognized when all of the following criteria are met:

- evidence of an arrangement between the Company and the customer exists;
- delivery has occurred and title and risk of loss has transferred to the customer;
- the price of the product is fixed or determinable; and
- collectability of the receivable is reasonably assured.

For sales of most hardware peripherals products and hardware bundled with software incidental to its functionality, these criteria are met at the time delivery has occurred and title and risk of loss have transferred to the customer.

The Company's video conferencing segment has multiple-deliverable revenue arrangements that include both undelivered software elements and hardware with software essential to its functionality. The Company uses the following hierarchy to determine the relative selling price for allocating revenue to the deliverables: (i) VSOE (vendor specific objective evidence) of fair value, if available; (ii) TPE (third party evidence), if VSOE is not

Note 3 — Summary of Significant Accounting Policies (Continued)

available□or (iii) □SP (best estimate of selling price), if neither □SO□ nor TP□ are available. Management judgment must be used to determine the appropriate deliverables and associated relative selling prices. The Company has identified □ogitech Revue, discontinued in fiscal year 2013, and the □ifesi□e video conferencing products as products sold with software components that □ualify as multiple-deliverable revenue arrangements.

□ifesi□e products include the following deliverables:

- Non-software deliverables
  - □ardware with software essential to the functionality of the hardware device delivered at time of sale
  - Maintenance for hardware with essential software, including future when-and-if-available unspecified upgrades
  - Other services, including training and installation
- Software deliverables
  - Non-essential software
  - Maintenance for non-essential software, including future when-and-if available unspecified upgrades

The relative selling price for □ifesi□e hardware with essential software and non-essential software is based on □SP, as □SO□ and TP□ cannot be established due to variable price discounting. Key factors considered in developing □SP are historical selling prices of the product, pricing of substantially similar products, and other market conditions. □ifesi□e sells maintenance for non-essential software, maintenance for hardware with essential software, and other services on a standalone basis, and therefore has established □SO□ for those deliverables.

The consideration received for multiple element arrangements consisting of both non-software and software deliverables is allocated based on relative selling prices to the non-software deliverables and the software deliverables as a group. Amounts allocated to non-software-related elements, such as delivered hardware with essential software, are recogni□ed at the time of sale provided that the other conditions for revenue recognition have been met. Amounts allocated to maintenance services for hardware and essential software are deferred and recogni□ed ratably over the maintenance period. Amounts allocated to other services are deferred and recogni□ed upon completion of services. Amounts allocated to software deliverables such as non-essential software and related services are further allocated to the individual deliverables within the software group. The □SO□ of non-essential software-related maintenance are deferred and recogni□ed ratably over the maintenance period. The residual value of the amounts allocated to software-related elements is recogni□ed at the time of sale.

Revenues from sales to distributors and authori□ed resellers are recogni□ed upon shipment net of estimated product returns and expected payments for cooperative marketing arrangements, customer incentive programs and pricing programs. The estimated cost of these programs is recorded as a reduction of sales or as an operating expense, if the Company receives a separately identifiable benefit from the customer and can reasonably estimate the fair value of that benefit. Significant management judgment and estimates must be used to determine the cost of these programs in any accounting period.

The Company grants limited rights to return product. Return rights vary by customer, and range from just the right to return defective product to stock rotation rights limited to a percentage approved by management. □stimates of expected future product returns are recogni□ed at the time of sale based on analyses of historical return trends by customer and by product, inventories owned by and located at distributors and retailers, current customer demand, current operating conditions, and other relevant customer and product information. □pon recognition the Company reduces sales and cost of sales for the estimated return. Return trends are influenced by product life cycle status,

Note 3 — Summary of Significant Accounting Policies (Continued)

new product introductions, market acceptance of products, sales levels, product sell-through, the type of customer, seasonality, product quality issues, competitive pressures, operational policies and procedures, and other factors. Return rates can fluctuate over time, but are sufficiently predictable to allow the Company to estimate expected future product returns.

The Company enters into cooperative marketing arrangements with many of its distribution and retail customers, and with certain indirect partners, allowing customers to receive a credit equal to a set percentage of their purchases of the Company's products, or a fixed dollar credit for various marketing programs. The objective of these arrangements is to encourage advertising and promotional events to increase sales of the Company's products. Accruals for these marketing arrangements are recorded at the later of time of sale or time of commitment, based on negotiated terms, historical experience and inventory levels in the channel.

Customer incentive programs include performance-based incentives and consumer rebates. The Company offers performance-based incentives to its distribution customers, retail customers and indirect partners based on pre-determined performance criteria. Accruals for performance-based incentives are recognized as a reduction of the sale price at the time of sale. Estimates of required accruals are determined based on negotiated terms, consideration of historical experience, anticipated volume of future purchases, and inventory levels in the channel. Consumer rebates are offered from time to time at the Company's discretion for the primary benefit of end-users. Accruals for the estimated costs of consumer rebates and similar incentives are recorded at the later of time of sale or when the incentive is offered, based on the specific terms and conditions. Certain incentive programs, including consumer rebates, require management to estimate the number of customers who will actually redeem the incentive based on historical experience and the specific terms and conditions of particular programs.

The Company has agreements with certain of its customers that contain terms allowing price protection credits to be issued in the event of a subsequent price reduction. At management's discretion, the Company also offers special pricing discounts to certain customers. Special pricing discounts are usually offered only for limited time periods or for sales of selected products to specific indirect partners. Management's decision to make price reductions is influenced by product life cycle stage, market acceptance of products, the competitive environment, new product introductions and other factors. Accruals for estimated expected future pricing actions are recognized at the time of sale based on analyses of historical pricing actions by customer and by products, inventories owned by and located at distributors and retailers, current customer demand, current operating conditions, and other relevant customer and product information, such as stage of product life-cycle.

The Company regularly evaluates the adequacy of its estimates for product returns, cooperative marketing arrangements, customer incentive programs and pricing programs. Future market conditions and product transitions may require the Company to take action to change such programs. In addition, when the variables used to estimate these costs change, or if actual costs differ significantly from the estimates, the Company would be required to record incremental increases or reductions to sales, cost of goods sold or increase operating expenses. If, at any future time, the Company becomes unable to reasonably estimate these costs, recognition of revenue might be deferred until products are sold to users, which would adversely impact sales in the period of transition.

The Company's shipping and handling costs are included in cost of sales in the consolidated statements of operations for all periods presented.

Research and Development Costs

Costs related to research, design and development of products, which consist primarily of personnel, product design and infrastructure expenses, are charged to research and development expense as they are incurred.

Note 3 — Summary of Significant Accounting Policies (Continued)

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs are recorded as either a marketing and selling expense or a deduction from revenue. Advertising costs reimbursed by the Company to direct or indirect customers must have an identifiable benefit and an estimable fair value in order to be classified as an operating expense. If these criteria are not met, the cost is classified as a reduction of revenue. Advertising costs during fiscal years 2014, 2013 and 2012 were $161.2 million, $165.8 million and $168.0 million, respectively.

Cash Equivalents

The Company considers all highly li□uid instruments purchased with an original maturity of three months or less to be cash e□uivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash e□uivalents and accounts receivable. The Company maintains cash and cash e□uivalents with various financial institutions to limit exposure with any one financial institution, but is exposed to credit risk in the event of default by financial institutions to the extent that cash balances with individual financial institutions are in excess of amounts that are insured.

The Company sells to large O□Ms, distributors and retailers and, as a result, maintains individually significant receivable balances with such customers. In fiscal years 2014, 2013 and 2012, one customer in the peripherals operating segment represented 14□, 11□ and 14□ of net sales, respectively. No other customer represented more than 10□ of the Company's total net sales during fiscal years 2014, 2013 and 2012. As of both March 31, 2014 and 2013, one customer represented 14□ of total accounts receivable. No other customer represented more than 10□ of the Company's total accounts receivable at either March 31, 2014 or 2013. Typical payment terms re□uire customers to pay for product sales generally within 30 to 60 days□however terms may vary by customer type, by country and by selling season. □xtended payment terms are sometimes offered to a limited number of customers during the second and third fiscal □uarters. The Company does not modify payment terms on existing receivables.

The Company's O□M customers tend to be well-capitali□ed multi-national companies, while distributors and key retailers may be less well-capitali□ed. The Company manages its accounts receivable credit risk through ongoing credit evaluation of its customers' financial condition. The Company generally does not re□uire collateral from its customers.

Allowances for Doubtful Accounts

Allowances for doubtful accounts are maintained for estimated losses resulting from the inability of the Company's customers to make re□uired payments. The allowances are based on the Company's regular assessment of the credit worthiness and financial condition of specific customers, as well as its historical experience with bad debts and customer deductions, receivables aging, current economic trends, geographic or country-specific risks and the financial condition of its distribution channels.

Inventories

Inventories are stated at the lower of cost or market. Costs are computed under the standard cost method, which approximates actual costs determined on the first-in, first-out basis. The Company records write-downs of inventories which are obsolete or in excess of anticipated demand or market value based on a consideration of marketability and product life cycle stage, product development plans, component cost trends, demand forecasts, historical net sales, and assumptions about future demand and market conditions.

Note 3 — Summary of Significant Accounting Policies (Continued)

Investments

The Company's investment securities portfolio consists of bank time deposits and marketable securities related to a deferred compensation plan.

The bank time deposits are classified as cash equivalents and are recorded at cost, which approximates fair value.

The marketable securities related to the deferred compensation plan are classified as non-current trading investments, as they are intended to fund the deferred compensation plan long-term liability. Trading activity is directed by plan participants and is not intended to create short-term gains for the benefit of the Company. These securities are recorded at fair value based on quoted market prices. Earnings, gains and losses on trading investments are included in other income (expense), net.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Additions and improvements are capitalized, and maintenance and repairs are expensed as incurred. The Company capitalizes the cost of software developed for internal use in connection with major projects. Costs incurred during the feasibility stage are expensed, whereas direct costs incurred during the application development stage are capitalized.

Depreciation is provided using the straight-line method. Plant and buildings are depreciated over estimated useful lives from ten to twenty-five years, equipment over useful lives from three to five years, internal-use software development over useful lives of three to seven years and leasehold improvements over the lesser of the useful life of the improvement, up to ten years, or the term of the lease.

When property and equipment is retired or otherwise disposed of, the cost and accumulated depreciation are relieved from the accounts and the net gain or loss is included in the determination of other income (expense), net.

Valuation of Long-Lived Assets

The Company reviews long-lived assets, such as property and equipment, and finite-lived intangible assets, for impairment whenever events indicate that the carrying amounts might not be recoverable. Recoverability of property and equipment, and other finite-lived intangible assets is measured by comparing the projected undiscounted net cash flows associated with those assets to their carrying values. If an asset is considered impaired, it is written down to fair value, which is determined based on the asset's projected discounted cash flows or appraised value, depending on the nature of the asset. For purposes of recognition of an impairment for assets held for use, the Company groups assets and liabilities at the lowest level for which cash flows are separately identifiable.

Goodwill and Other Intangible Assets

The Company's intangible assets principally include goodwill, acquired technology, trademarks, customer contracts, and customer relationships. Other intangible assets with finite lives, which include acquired technology, trademarks, customer contracts and customer relationships, and other are recorded at cost and amortized using the straight-line method over their useful lives ranging from one year to ten years. Intangible assets with indefinite lives, which include goodwill, are recorded at cost and evaluated at least annually for impairment.

Note 3 — Summary of Significant Accounting Policies (Continued)

In accordance with ASC Topic 350-10 ("ASC 350-10") as it relates to Goodwill and Other Intangible Assets, the Company conducts its annual goodwill impairment analysis as of December 31 each year and as necessary if changes in facts and circumstances indicate that it is more likely than not that the fair value of its reporting units may be less than its carrying amount. Events or changes in facts and circumstances that might indicate potential impairment of goodwill include company-specific factors, including, but not limited to, stock price volatility, market capitalization relative to net book value, and projected revenue, market growth and operating results. Determining the number of reporting units and the fair value of a reporting unit requires the Company to make judgments and involves the use of significant estimates and assumptions. The Company has two reporting units: peripherals and video conferencing. The allocation of assets and liabilities to each of the reporting units also involves judgment and assumptions.

FASB ASC 350-20 permits the Company to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it would not be required to perform the two-step impairment test for that reporting unit. The Company may elect to proceed directly to Step 1 without performing a qualitative assessment.

Step 1 of the two-step impairment test involves measuring the recoverability of goodwill at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the estimated fair value of the reporting unit. The fair value is estimated using an income approach employing a discounted cash flow ("DCF") and a market-based model. The DCF model is based on projected cash flows from the Company's most recent forecast ("assessment forecast") developed in connection with each of its reporting units to perform the goodwill impairment assessment. The assessment forecast is based on a number of key assumptions, including, but not limited to, discount rate, compound annual growth rate ("CAGR") during the forecast period, and terminal value. The terminal value is based on an exit price at the end of the assessment forecast using an earnings multiple applied to the final year of the assessment forecast. The discount rate is applied to the projected cash flows to reflect the risks inherent in the timing and amount of the projected cash flows, including the terminal value, and is derived from the weighted average cost of capital of market participants in similar businesses. The market approach model is based on applying certain revenue and earnings multiples of comparable companies relevant to each of the Company's reporting units to the respective revenue and earnings metrics of its reporting units. To test the reasonableness of the fair values indicated by the income approach and the market-based approach, the Company also assess the implied premium of the aggregate fair value over the market capitalization considered attributable to an acquisition control premium, which is the price in excess of a stock market's price that investors would typically pay to gain control of an entity. The DCF model and the market approach require the exercise of significant judgment, including assumptions about appropriate discount rates, long-term growth rates for purposes of determining a terminal value at the end of the discrete forecast period, economic expectations, timing of expected future cash flows, and expectations of returns on equity that will be achieved. Such assumptions are subject to change as a result of changing economic and competitive conditions. If the carrying amount of the reporting unit exceeds its fair value as determined by these assessments, goodwill is considered impaired, and Step 2 of the analysis is performed to measure the amount of impairment loss. Step 2 measures the impairment loss by allocating the reporting unit's fair value to its assets and liabilities other than goodwill, comparing the resulting implied fair value of goodwill with its carrying amount, and recording an impairment charge for the difference.

Note 3 — Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company provides for income taxes using the asset and liability method, which requires that deferred tax assets and liabilities be recognized for the expected future tax consequences of temporary differences resulting from differing treatment of items for tax and accounting purposes. In estimating future tax consequences, expected future events are taken into consideration, with the exception of potential tax law or tax rate changes.

The Company's assessment of uncertain tax positions requires that management make estimates and judgments about the application of tax law, the expected resolution of uncertain tax positions and other matters. In the event that uncertain tax positions are resolved for amounts different than the Company's estimates, or the related statutes of limitations expire without the assessment of additional income taxes, the Company will be required to adjust the amounts of the related assets and liabilities in the period in which such events occur. Such adjustments may have a material impact on the Company's income tax provision and its results of operations.

Fair Value of Financial Instruments

The carrying value of certain of the Company's financial instruments, including cash equivalents, accounts receivable and accounts payable approximates fair value due to their short maturities. The Company's trading investments related to the deferred compensation plan are reported at fair value based on quoted market prices.

Net Income (Loss) per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average outstanding shares. Diluted net income (loss) per share is computed using the weighted average outstanding shares and dilutive share equivalents. Dilutive share equivalents consist of share-based compensation awards, including stock options, employee share purchase plan, and restricted stock.

The dilutive effect of in-the-money share-based compensation awards is calculated based on the average share price for each fiscal period using the treasury stock method, which assumes that the amount used to repurchase shares includes the amount the employee must pay for exercising share-based awards, the amount of compensation cost not yet recognized for future service, and the amount of tax impact that would be recorded in additional paid-in capital when the award becomes deductible.

Share-Based Compensation Expense

Share-based compensation expense includes compensation expense, reduced for estimated forfeitures, for share-based compensation awards granted based on the grant-date fair value. The grant date fair value for stock options and stock purchase rights is estimated using the Black-Scholes-Merton option-pricing valuation model. The grant date fair value of RSUs ("restricted stock units") which vest upon meeting certain market conditions is estimated using the Monte-Carlo simulation method. The grant date fair value of time-based RSUs is calculated based on the market price on the date of grant.

Excess tax benefits resulting from the exercise of stock options are classified as cash flows from financing activities in the consolidated statements of cash flows. Excess tax benefits are realized tax benefits from tax deductions for exercised options in excess of the deferred tax asset attributable to share-based compensation costs for such options.

Note 3 — Summary of Significant Accounting Policies (Continued)

The Company will recogni□e a benefit from share-based compensation in paid-in capital only if an incremental tax benefit is reali□ed after all other available tax attributes have been utili□ed. For income tax footnote disclosure, the Company has elected to offset deferred tax assets from share-based compensation against the valuation allowance related to the net operating loss and tax credit carryforwards from accumulated tax benefits. The Company will recogni□e these tax benefits in paid-in capital when the deduction reduces cash taxes payable. In addition, the Company has elected to account for the direct benefits of share-based compensation on the research tax credit through continuing operations.

Product Warranty Accrual

The Company estimates cost of product warranties at the time the related revenue is recogni□ed based on historical and projected warranty claim rates, historical and projected costs, and knowledge of specific product failures that are outside of the Company's typical experience. □ach □uarter, the Company reevaluates estimates to assess the ade□uacy of recorded warranty liabilities considering the si□e of the installed base of products subject to warranty protection and adjusts the amounts as necessary. If actual product failure rates or repair costs differ from estimates, revisions to the estimated warranty liabilities would be re□uired and could materially affect the Company's results of operations.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the total change in shareholders' e□uity during the period other than from transactions with shareholders. Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) is comprised of foreign currency translation adjustments from those entities not using the □.S. Dollar as their functional currency, unreali□ed gains and losses on marketable e□uity securities, net deferred gains and losses and prior service costs for defined benefit pension plans, and net deferred gains and losses on hedging activity.

Treasury Shares

The Company periodically repurchases shares in the market at fair value. Treasury shares repurchased are recorded at cost as a reduction of total shareholders' e□uity. Treasury shares held may be reissued to satisfy the exercise of employee stock options and purchase rights, the vesting of restricted stock units, and ac□uisitions, or may be cancelled with shareholder approval. Treasury shares that are reissued are accounted for using the first-in, first-out basis.

Derivative Financial Instruments

The Company enters into foreign exchange forward contracts to reduce the short-term effects of foreign currency fluctuations on certain foreign currency receivables or payables and to hedge against exposure to changes in foreign currency exchange rates related to its subsidiaries' forecasted inventory purchases. These forward contracts generally mature within one to three months. The Company may also enter into foreign exchange swap contracts to extend the terms of its foreign exchange forward contracts.

Gains and losses for changes in the fair value of the effective portion of the Company's forward contracts related to forecasted inventory purchases are deferred as a component of accumulated other comprehensive income (loss) until the hedged inventory purchases are sold, at which time the gains or losses are reclassified to cost of goods sold. Gains or losses for changes in the fair value on forward contracts that offset translation losses or gains on foreign currency receivables or payables are recogni□ed are included in other income (expense), net.

Note 3 — Summary of Significant Accounting Policies (Continued)

Restructuring Charges

The Company's restructuring charges consist of employee severance, one-time termination benefits and ongoing benefits related to the reduction of its workforce, lease exit costs, and other costs. Liabilities for costs associated with a restructuring activity are measured at fair value and are recognized when the liability is incurred, as opposed to when management commits to a restructuring plan. One-time termination benefits are expensed at the date the entity notifies the employee, unless the employee must provide future service, in which case the benefits are expensed ratably over the future service period. Ongoing benefits are expensed when restructuring activities are probable and the benefit amounts are estimable. Costs to terminate a lease before the end of its term are recognized when the property is vacated. Other costs primarily consist of legal, consulting, and other costs related to employee terminations and are expensed when incurred. Termination benefits are calculated based on regional benefit practices and local statutory requirements.

Recent Accounting Pronouncements

In July 2013, the FASB issued Accounting Standards Update ("ASU") No. 2013-11, *Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.* This ASU provides explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. ASU No. 2013-11 is effective for interim and annual periods beginning after December 15, 2013 and was effective for the Company in the first quarter of fiscal 2015.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, *"Revenue from Contracts with Customers (Topic 606),"* ("ASU 2014-09"). ASU 2014-09 outlines a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry- specific guidance. This new revenue recognition model provides a five-step analysis in determining when and how revenue is recognized. The new model will require revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. The new standard will be effective for the Company beginning April 1, 2017. Early application is prohibited. The Company is currently evaluating the impact that adopting this new accounting guidance will have on its consolidated financial statements.

Note 4 — Net Income (Loss) per Share

The computations of basic and diluted net income (loss) per share for the Company were as follows (in thousands except per share amounts):

	Years Ended March 31,		
	2014	2013	2012
		As Revised	As Restated
Net income (loss)	$ 74,304	$(227,518)	$104,237
Shares used in net income (loss) per share computation:			
Weighted average shares outstanding—basic	160,619	158,468	174,648
Effect of potentially dilutive equivalent shares	1,907	—	943
Weighted average shares outstanding—diluted	162,526	158,468	175,591
Net income (loss) per share:			
Basic	$ 0.46	$ (1.44)	$ 0.60
Diluted	$ 0.46	$ (1.44)	$ 0.59

Note 4 — Net Income (Loss) per Share (Continued)

During fiscal years 2014, 2013 and 2012, 15,091,478, 22,859,941, and 18,431,855 share equivalents attributable to outstanding stock options, RSUs, and ESPP were excluded from the calculation of diluted net income (loss) per share because the combined exercise price, average unamortized fair value and assumed tax benefits upon exercise of these options, RSUs, and ESPP were greater than the average market price of the Company's shares, and therefore their inclusion would have been anti-dilutive.

Note 5 — Employee Benefit Plans

Employee Share Purchase Plans and Stock Incentive Plans

As of March 31, 2014, the Company offers the 2006 ESPP (2006 Employee Share Purchase Plan (Non-U.S.)), the 1996 ESPP (1996 Employee Share Purchase Plan (U.S.)), the 2006 Plan (2006 Stock Incentive Plan) and the 2012 Plan (2012 Stock Inducement Equity Plan). The 2012 Plan was approved by the Board of Directors in April 2012. On April 13, 2012, the Company filed registration statements to register 5.0 million additional shares to be issued pursuant to the 2006 ESPP and 1.8 million shares under the 2012 Plan. On September 5, 2012, at the fiscal year 2012 Annual General Meeting of Shareholders, Logitech shareholders approved amendments to and restatement of the 2006 Plan, which included the increase of 7.3 million additional shares to be issued under this plan and to prohibit the repricing of options or stock appreciation rights. On October 25, 2012, the Company filed a registration statement to register the 7.3 million additional shares under the 2006 Plan. On September 4, 2013, at the 2013 Annual General Meeting of Shareholders, the Company's shareholders approved amendments to, and restatement of, the 1996 ESPP and the 2006 ESPP, which included the increase of 8.0 million additional shares to be issued under these ESPP plans. On December 9, 2013, the Company filed a registration statement to register the 8.0 million additional shares under the 1996 ESPP and 2006 ESPP. Shares issued to employees as a result of purchases or exercises under these plans are generally issued from shares held in treasury.

The following table summarizes share-based compensation expense and related tax benefit recognized for fiscal years 2014, 2013 and 2012 (in thousands):

	Years Ended March 31,		
	2014	2013	2012
Cost of goods sold	$ 2,518	$ 2,499	$ 3,620
Research and development	4,546	7,532	7,187
Marketing and selling	8,298	7,825	12,716
General and administrative	10,184	7,342	8,006
Total share-based compensation expense	25,546	25,198	31,529
Income tax benefit	(4,902)	(5,356)	(6,294)
Total share-based compensation expense, net of income tax	$20,644	$19,842	$25,235

During the years ended March 31, 2014, 2013, and 2012, the Company capitalized $0.4 million, $0.4 million and $0.7 million, respectively, of stock-based compensation expenses as inventory.

Note 5 — Employee Benefit Plans (Continued)

The following table summarizes total unamortized share-based compensation expense and the remaining months over which such expense is expected to be recognized, on a weighted-average basis by type of grant (in thousands, except number of months):

	March 31, 2014	
	Unamortized Expense	Remaining Months
Stock options and ESPP	$ 980	17
Premium-priced stock options	789	19
Market-based stock options	1,304	9
Time-based RSUs	37,379	22
Market-based RSUs	4,901	27
	$45,353	

Under the 1996 ESPP and 2006 ESPP plans, eligible employees may purchase shares at the lower of 85% of the fair market value at the beginning or the end of each six-month offering period. Subject to continued participation in these plans, purchase agreements are automatically executed at the end of each offering period. An aggregate of 29,000,000 shares was reserved for issuance under the 1996 and 2006 ESPP plans. As of March 31, 2014, a total of 8,266,700 shares were available for issuance under these plans.

The 2006 Plan provides for the grant to eligible employees and non- employee directors of stock options, stock appreciation rights, restricted stock and RSUs. Awards under the 2006 Plan may be conditioned on continued employment, the passage of time or the satisfaction of performance vesting criteria. The 2006 Stock Plan has an expiration date of June 16, 2016. Stock options granted under the 2006 Plan generally vest over three years for non- executive Directors and over four years for employees. All stock options under this plan have terms not exceeding ten years and are issued at exercise prices not less than the fair market value on the date of grant. Premium-priced stock options granted to executives under the 2006 Plan vest only when performance criteria is met as determined by a third party vendor. Time-based RSUs granted to employees under the 2006 Plan generally vest in four equal annual installments on the grant date anniversary. Time-based RSUs granted to non-executive board members under the 2006 Plan vest in one annual installment on the grant date anniversary. Market-based options and RSUs granted under the 2006 Plan vest at the end of the performance period upon meeting certain share price performance criteria measured against market conditions. The performance period is four years for market-based options granted in fiscal year 2013. The performance period is three years for market-based RSU grants made in fiscal years 2014, 2013 and 2012. An aggregate of 24,800,000 shares was reserved for issuance under the 2006 Plan. As of March 31, 2014, a total of 9,136,223 shares were available for issuance under this plan.

Under the 2012 Stock Inducement Equity Plan, stock options and RSUs may be granted to eligible employees to serve as inducement material to enter into employment with the Company. Awards under the 2012 Stock Inducement Equity Plan may be conditioned on continued employment, the passage of time or the satisfaction of performance vesting criteria, based on individual written employment offer letter. The 2012 Stock Inducement Equity Plan has an expiration date of March 28, 2022. An aggregate of 1,800,000 shares was reserved for issuance under the 2012 Stock Inducement Equity Plan. As of March 31, 2014, no shares were available for issuance under this plan.

Note 5 — Employee Benefit Plans (Continued)

A summary of the Company's stock option activity for fiscal years 2014, 2013 and 2012 is as follows (in thousands, except per share data□exercise prices are weighted averages):

	Years Ended March 31,					
	2014		2013		2012	
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price
Outstanding, beginning of year	13,684	$16	13,034	$19	16,312	$19
Granted	—	$—	3,718	$ 8	—	$—
□xercised	(551)	$ 9	(389)	$ 6	(316)	$ 8
Cancelled or expired	(3,317)	$15	(2,679)	$20	(2,962)	$22
Outstanding, end of year	9,816	$16	13,684	$16	13,034	$19
□xercisable, end of year	7,056	$19	9,355	$19	10,867	$20

The total pretax intrinsic value of stock options exercised during the fiscal years 2014, 2013 and 2012 was $2.0 million, $1.1 million and $0.8 million, respectively, and the tax benefit reali□ed for the tax deduction from options exercised during those periods was $0.5 million, $0.3 million and $0.2 million, respectively. The total fair value of options exercisable as of March 31, 2014, 2013 and 2012 was $42.8 million, $60.5 million and $76.0 million, respectively.

The fair value of employee stock options granted and shares purchased under the Company's employee purchase plans was estimated using the Black-Scholes-Merton option-pricing valuation model applying the following assumptions and values.

	Purchase Plans Fiscal Years Ended March 31,			Stock Option Plans Fiscal Years Ended March 31,			Premium Priced Options Fiscal Years Ended March 31,			Market-based Stock Option Plan Fiscal Years Ended March 31,		
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
Dividend yield	0.43□	0□	0□	n□a	0□	n□a	n□a	0□	n□a	n□a	0□	n□a
Risk-free interest rate	0.07□	0.09□	0.13□	n□a	1.20□	n□a	n□a	2.00□	n□a	n□a	1.93□	n□a
□xpected volatility	36□	47□	52□	n□a	46□	n□a	n□a	46□	n□a	n□a	44□	n□a
□xpected life (years)	0.5	0.5	0.5	n□a	6.0	n□a	n□a	7.0	n□a	n□a	6.0	n□a
□eighted average fair value	$2.46	$2.14	$2.96	n□a	$3.64	n□a	n□a	$2.52	n□a	n□a	$2.58	n□a

The dividend yield assumption is based on the Company's history and future expectations of dividend payouts. In September 2012, the Company's shareholders approved, and the Company paid, a one-time cash dividend of C□F 125.7 million ($133.5 million in □.S. Dollars), out of retained earnings to □ogitech's existing shareholders. The dividend □ualified as a distribution of □ualifying additional paid-in-capital. In May 2013, the Company announced its plan to issue an annual dividend on a recurring basis. In September 2013, the Company's shareholders approved, and the Company paid, a cash dividend of C□F 33.7 million ($36.1 million in □.S. dollars) to the existing shareholders. The unvested or unexercised options and RS□s are not eligible for these dividends. The expected option life represents the weighted- average period the stock options or purchase offerings are expected to remain outstanding. The expected life is based on historical settlement rates, which the Company believes are most representative of future exercise and post- vesting termination behaviors. □xpected share price volatility is based on historical volatility using the Company's daily closing prices over the term of past options or purchase offerings.

Note 5 — Employee Benefit Plans (Continued)

The Company considers the historical price volatility of its shares as most representative of future volatility. The risk-free interest rate assumptions are based upon the implied yield of U.S. Treasury zero-coupon issues appropriate for the term of the Company's stock options or purchase offerings.

The Company estimates option forfeitures at the time of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and records share-based compensation expense only for those awards that are expected to vest.

As of March 31, 2014, the exercise price of outstanding options ranged from $1 to $35 per option, the weighted average remaining contractual life of outstanding options was 4.9 years, and the weighted average remaining contractual life of exercisable options was 3.6 years. As of March 31, 2014, the aggregate intrinsic value of outstanding options was $20.1 million and the aggregate intrinsic value of exercisable options was $6.5 million.

The total number of fully vested in-the-money options exercisable as of March 31, 2014 was 2,500,762 and 2,756,753 options were unvested, of which 2,370,808 are expected to vest, based on an estimated forfeiture rate of 14%.

A summary of the Company's time- and market-based RSU activity for fiscal years 2014, 2013 and 2012 is as follows (in thousands, except per share values; grant-date fair values are weighted averages):

	Years Ended March 31,					
	2014		2013		2012	
	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value
Outstanding, beginning of year	4,642	$10	4,125	$13	2,370	$21
Granted—time-based	3,104	$11	2,219	$ 7	2,496	$ 9
Granted—market-based	1,060	$ 8	101	$ 6	516	$11
Vested	(1,560)	$ 9	(1,097)	$11	(399)	$19
Cancelled or expired	(1,158)	$15	(706)	$13	(858)	$19
Outstanding, end of year	6,088	$10	4,642	$10	4,125	$13

The total pretax intrinsic value of RSUs that vested during the fiscal years 2014, 2013 and 2012 was $ 17.8 million, $8.3 million and $3.8 million, respectively. The tax benefit realized for the tax deduction from RSUs that vested during the fiscal years 2014, 2013 and 2012 was $4.7 million, $1.9 million and $0.9 million, respectively.

The Company determines the fair value of the time-based RSUs based on the market price on the date of grant. The fair value of the market-based RSUs is estimated using the Monte-Carlo simulation model applying the following assumptions:

	Years Ended March 31,		
	2014	2013	2012
Dividend yield	0.75%	0%	0%
Risk-free interest rate	1.09%	0.31%	0.99%
Expected volatility	46%	47%	49%
Expected life (years)	2.9	3.0	3.0

Note 5 — Employee Benefit Plans (Continued)

The dividend yield assumption is based on the Company's history and future expectations of dividend payouts. The expected life of the market-based RSUs is the service period at the end of which the RSUs will vest if the market conditions are satisfied. The volatility assumption is based on the actual volatility of Logitech's daily closing share price over a look-back period equal to the years of expected life. The risk free interest rate is derived from the yield on U.S. Treasury Bonds for a term of the same number of years as the expected life.

As of March 31, 2014, the grant date fair values of outstanding RSUs ranged from $6 to $20 per RSU.

In April 2012, Logitech's Board of Directors approved the 2012 Stock Inducement Equity Plan. Under this plan, Logitech's newly hired President, Bracken P. Darrell, who became President and Chief Executive Officer in January 2013, was granted the following equity incentive awards with a ten year term (in thousands, except per share exercise price and vesting period):

Type of Grant	Shares	Exercise Price	Fair Value	Vesting(1) (in years)
Stock options	500	$ 8	$1,820	4.0
Time based RSUs	100	—	803	4.0
Premium-priced stock options(2):				
First tranche	400	14	1,100	2.5
Second tranche	400	16	1,024	3.0
Third tranche	400	20	896	3.9

(1) Vesting period for premium-priced stock options represents estimated requisite service period.

(2) Each grant of premium-priced stock options will vest in full if and only when Logitech's average closing share price, over a consecutive ninety-day trading period, meets or exceeds the exercise price of the grant.

Defined Contribution Plans

Certain of the Company's subsidiaries have defined contribution employee benefit plans covering all or a portion of their employees. Contributions to these plans are discretionary for certain plans and are based on specified or statutory requirements for others. The charges to expense for these plans for fiscal years 2014, 2013 and 2012, were $6.6 million, $6.9 million and $11.6 million, respectively.

Defined Benefit Plans

Certain of the Company's subsidiaries sponsor defined benefit pension plans or non-retirement post-employment benefits covering substantially all of their employees. Benefits are provided based on employees' years of service and earnings, or in accordance with applicable employee benefit regulations. The Company's practice is to fund amounts sufficient to meet the requirements set forth in the applicable employee benefit and tax regulations.

During fiscal year 2013, the Company's Swiss defined benefit pension plan was subject to re-measurement due to the number of plan participants affected by the restructurings implemented during fiscal year 2013, as described in Note 15, *Restructuring*. The re-measurement resulted in the realization of $2.2 million in previously unrecognized losses which resided within accumulated other comprehensive loss and which the Company entirely recognized during fiscal year 2013. The Company's restructuring plan implemented during the fourth quarter of fiscal year 2013 resulted in an additional $1.2 million in previously unrecognized losses related to affected plan participants which resided within accumulated other comprehensive income (loss) and which the Company entirely recognized during the quarter ended March 31, 2013.

Note 5 — Employee Benefit Plans (Continued)

The Company recognizes the underfunded or overfunded status of defined benefit pension plans and non-retirement post-employment benefit obligations as an asset or liability in its consolidated balance sheets, and recognizes changes in the funded status of defined benefit pension plans in the year in which the changes occur through accumulated other comprehensive income (loss), which is a component of shareholders' equity. Each plan's assets and benefit obligations are measured as of March 31 each year.

The net periodic benefit cost of the defined benefit pension plans and the non-retirement post-employment benefit obligations for fiscal years 2014, 2013 and 2012 was as follows (in thousands):

	Years Ended March 31,		
	2014	2013 As Revised	2012 As Restated
Service costs	$ 8,591	$ 7,842	$ 6,856
Interest costs	1,794	1,852	2,263
Expected return on plan assets	(1,727)	(1,710)	(1,969)
Amortization of net transition obligation	4	5	5
Net period service costs recognized	210	712	156
Net actuarial loss recognized	592	846	205
Settlement costs	769	2,658	—
	$10,233	$12,205	$ 7,516

The changes in projected benefit obligations for fiscal years 2014 and 2013 were as follows (in thousands):

	Years Ended March 31,	
	2014	2013 As Revised
Projected benefit obligation, beginning of year	$ 90,234	$ 97,459
Service costs	8,591	7,842
Interest costs	1,794	1,852
Plan participant contributions	2,726	2,814
Actuarial (gains) losses	(2,942)	7,146
Benefits paid	(1,841)	(2,285)
Plan amendments	—	(1,456)
Settlement and curtailment	(1,261)	(18,758)
Administrative expense paid	(174)	(164)
Foreign currency exchange rate changes	5,256	(4,216)
Projected benefit obligation, end of year	$102,383	$ 90,234

The accumulated benefit obligation for all defined benefit pension plans as of March 31, 2014 and 2013 was $83.2 million and $69.9 million.

Note 5 — Employee Benefit Plans (Continued)

The following table presents the changes in the fair value of defined benefit pension plan assets for fiscal years 2014 and 2013 (in thousands):

	Years Ended March 31,	
	2014	2013
		As Revised
Fair value of plan assets, beginning of year	$48,689	$ 53,594
Actual return on plan assets	5,334	2,913
Employer contributions	5,390	6,352
Plan participant contributions	2,726	2,814
Benefits paid	(1,841)	(2,285)
Settlement	(500)	(11,874)
Administrative expenses paid	(174)	(164)
Foreign currency exchange rate changes	3,760	(2,661)
Fair value of plan assets, end of year	$63,384	$ 48,689

The Company's investment objectives are to ensure that the assets of its defined benefit plans are invested to provide an optimal rate of investment return on the total investment portfolio, consistent with the assumption of a reasonable risk level, and to ensure that pension funds are available to meet the plans' benefit obligations as they become due. The Company believes that a well-diversified investment portfolio will result in the highest attainable investment return with an acceptable level of overall risk. Investment strategies and allocation decisions are also governed by applicable governmental regulatory agencies. The Company's investment strategy with respect to its largest defined benefit plan, which is available only to Swiss employees, is to invest in the following allocation ranges starting from January 2014: 20-55% for equities, 25-60% for bonds, and 0-10% for cash and cash equivalents. The Company also can invest in real estate funds, commodity funds, and hedge funds depend upon economic conditions. Prior to January 2014, the Company followed the following allocation ranges: 28-43% for equities, 33-63% for Swiss bonds, 5-15% for foreign bonds, 5-15% for hedge and investment funds, and 0-20% for cash and cash equivalents. The Company's other defined benefit plans, which comprise 6.2% of total defined benefit plan assets as of March 31, 2014, have similar investment and allocation strategies.

The following tables present the fair value of the defined benefit pension plan assets by major categories and by levels within the fair value hierarchy as of March 31, 2014 and 2013 (in thousands):

	March 31,							
	2014				2013			
					As Revised			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash	$10,339	$ —	$ —	$10,339	$ 7,143	$ —	$—	$ 7,143
Equity securities	17,324	—	—	17,324	14,802	—	—	14,802
Debt securities	20,300	—	—	20,300	20,663	—	—	20,663
Swiss real estate funds	8,970	—	—	8,970	3,968	—	—	3,968
Hedge funds	—	3,611	—	3,611	—	1,062	—	1,062
Commodity funds	—	—	—	—	693	—	—	693
Insurance contracts	—	—	2,598	2,598	—	—	—	—
Other	43	199	—	242	106	252	—	358
	$56,976	$3,810	$2,598	$63,384	$47,375	$1,314	$—	$48,689

Note 5 — Employee Benefit Plans (Continued)

The funded status of the defined benefit pension plans is the fair value of plan assets less benefit obligations. The funded status of the non-retirement post-employment benefits is the fair value of the benefit obligations. Projected benefit obligations exceeded plan assets for all plans by $39.0 million and $41.5 million as of March 31, 2014 and 2013.

Amounts recognized on the balance sheet for the plans were as follows (in thousands):

	March 31,	
	2014	2013 As Revised
Current assets	$ —	$ —
Current liabilities	(1,100)	(994)
Non-current liabilities	(37,899)	(40,551)
Net liabilities	$(38,999)	$(41,545)

Amounts recognized in accumulated other comprehensive loss related to defined benefit pension plans were as follows (in thousands):

	March 31,		
	2014	2013 As Revised	2012
Net prior service costs	$ (2,149)	$ (2,307)	$ (1,918)
Net actuarial loss	(12,319)	(19,850)	(28,172)
Amortization of net transition obligation	(12)	(14)	(24)
Accumulated other comprehensive loss	(14,480)	(22,171)	(30,114)
Deferred tax benefit	192	315	752
Accumulated other comprehensive loss, net of tax	$(14,288)	$(21,856)	$(29,362)

Changes in accumulated other comprehensive loss related to the defined benefit pension plans were as follows (in thousands):

	Years Ended March 31,		
	2014	2013 As Revised	2012 As Restated
Accumulated other comprehensive loss, beginning of year	$(21,856)	$(29,362)	$(18,073)
Transition obligation recognized	4	5	—
Prior service cost (credit) recognized	210	153	(15)
Actuarial loss recognized	1,056	1,199	275
Curtailment loss	761	2,600	—
Settlement gain recognized	747	2,276	—
Gain (loss)	6,087	1,351	(11,808)
Prior service credit	—	(944)	—
Deferred tax benefit (expense)	(123)	(435)	170
Foreign currency exchange rate changes	(1,174)	1,301	89
Accumulated other comprehensive loss, end of year	$(14,288)	$(21,856)	$(29,362)

Note 5 — Employee Benefit Plans (Continued)

The following table presents the amounts included in accumulated other comprehensive loss as of March 31, 2014, which are expected to be recognized as a component of net periodic benefit cost in fiscal year 2015 (in thousands):

	Year Ending March 31, 2015
Amortization of net transition obligation	$ 4
Amortization of net prior service costs	212
Amortization of net actuarial loss	368
	$584

The Company reassesses its benefit plan assumptions on a regular basis. The actuarial assumptions for the pension plans for fiscal years 2014 and 2013 were as follows:

	Years Ended March 31,			
	2014		2013	
	Benefit Obligation	Periodic Costs	Benefit Obligation	Periodic Costs
Discount rate	1.50%-9.25%	1.50%-8.00%	1.50%-8.00%	1.75%-8.50%
Estimated rate of compensation increase	3.00%-8.00%	3.00%-4.00%	3.00%-10.00%	3.00%-10.00%
Expected average rate of return on plan assets	1.00%-3.50%	0.75%-3.50%	1.00%-3.50%	0.75%-3.75%

The discount rate is estimated based on corporate bond yields or securities of similar quality in the respective country, with a duration approximating the period over which the benefit obligations are expected to be paid. The Company bases the compensation increase assumptions on historical experience and future expectations. The expected average rate of return for the Company's defined benefit pension plans represents the average rate of return expected to be earned on plan assets over the period that the benefit obligations are expected to be paid, based on government bond notes in the respective country, adjusted for corporate risk premiums as appropriate.

The following table reflects the benefit payments that the Company expects the plans to pay in the periods noted (in thousands):

Years Ending March 31,	
2015	$ 4,573
2016	5,144
2017	4,988
2018	5,481
2019	5,615
Thereafter	29,018
	$54,819

The Company expects to contribute $5.3 million to its defined benefit pension plans during fiscal year 2015.

Deferred Compensation Plan

One of the Company's subsidiaries offers a deferred compensation plan that permits eligible employees to make 100% vested salary and incentive compensation deferrals within established limits. The Company does not make contributions to the plan.

Note 5 — Employee Benefit Plans (Continued)

The fair value of the deferred compensation plan's assets is included in other assets in the consolidated balance sheets. The marketable securities are classified as trading investments and were recorded at a fair value of $16.6 million and $15.6 million as of March 31, 2014 and 2013, based on quoted market prices. The Company also had $16.6 million and $15.6 million deferred compensation liability as of March 31, 2014 and 2013, respectively. Earnings, gains and losses on trading investments are included in other income (expense), net and corresponding changes in deferred compensation liability are included in operating expenses and cost of goods sold.

Note 6 — Interest and Other Income (Expense), net

Interest income (expense), net was comprised of the following (in thousands):

	Years Ended March 31,		
	2014	2013	2012
Interest income	$ 1,831	$ 2,215	$3,121
Interest expense	(2,228)	(1,308)	(447)
Interest income (expense), net	$ (397)	$ 907	$2,674

Other income (expense), net was comprised of the following (in thousands):

	Years Ended March 31,		
	2014	2013	2012
Investment income related to deferred compensation plan	$1,487	$ 933	$ 227
Gain on sale of securities	—	831	6,109
Impairment of investments	(624)	(3,600)	—
Foreign currency exchange gain, net	62	104	1,575
Other	1,068	(466)	(256)
Other income (expense), net	$1,993	$(2,198)	$7,655

Note 7 — Income Taxes

The Company is incorporated in Switzerland but operates in various countries with differing tax laws and rates. Further, a portion of the Company's income (loss) before taxes and the provision for (benefit from) income taxes is generated outside of Switzerland.

Income (loss) before income taxes for the fiscal years 2014, 2013 and 2012 is summarized as follows (in thousands):

	Years Ended March 31,		
	2014	2013(1)	2012(1)
		As Revised	As Restated
Swiss	$49,503	$ (53,004)	$ 31,045
Non-Swiss	28,079	(200,324)	93,282
Income (loss) before taxes	$77,582	$(253,328)	$124,327

(1) During fiscal year 2014, the Company determined that Swiss loss before taxes reported previously as ($121.8) million and ($65.2) million in fiscal years 2013 and 2012, respectively, was overstated by $71.0 million in 2013 and $64.5 million in 2012 and Non-Swiss income (loss) before taxes previously reported as ($129.3) million and $157.8 million for 2013 and 2012 was understated by $71.0 million in 2013 and overstated

Note 7 — Income Taxes (Continued)

by $64.5 million in 2012. The overstatement and understatement is due to the elimination of Swiss loss related to stock equity plans were erroneously presented as Non-Swiss in each year. In addition, Swiss loss before taxes increased by ($2.2) million and decreased by $31.7 million in fiscal year 2013 and 2012, respectively to reflect adjustments from the revision and restatement of the respective financial statements.

The provision for (benefit from) income taxes is summarized as follows (in thousands):

	Years Ended March 31,		
	2014	2013 As Revised	2012 As Restated
Current:			
Swiss	$ 127	$ 672	$ 401
Non-Swiss	8,580	(23,146)	24,312
Deferred:			
Swiss	—	—	(254)
Non-Swiss	(5,429)	(3,336)	(4,369)
Provision for (benefit from) income taxes	$ 3,278	$(25,810)	$ 20,090

The difference between the provision for (benefit from) income taxes and the expected tax provision (benefit) at the statutory income tax rate of 8.5% is reconciled below (in thousands):

	Years Ended March 31,		
	2014	2013 As Revised	2012 As Restated
Expected tax provision (benefit) at statutory income tax rates	$ 6,594	$(21,533)	$10,568
Income taxes at different rates	497	5,714	2,875
Research and development tax credits	(1,393)	(3,302)	(1,666)
Foreign tax credits	—	(1,535)	—
Stock-based compensation	1,608	1,643	2,696
Valuation allowance	182	3,809	(104)
Impairment	—	18,419	—
Restructuring charges	1,174	4,336	—
Tax reserves (releases), net	(4,660)	1,935	6,555
Audit settlement	(400)	(35,608)	—
Other, net	(324)	312	(834)
Provision for (benefit from) income taxes	$ 3,278	$(25,810)	$ 20,090

The federal research tax credit in the United States has expired as of December 31, 2013. The income tax expense for the fiscal year ended March 31, 2014 reflected a $0.8 million tax benefit for research tax credits.

Note 7 — Income Taxes (Continued)

Deferred income tax assets and liabilities consist of the following (in thousands):

	March 31, 2014	March 31, 2013[1] As Revised
Deferred tax assets:		
Net operating loss carryforwards	$ 9,421	$ 13,279
Tax credit carryforwards	13,241	13,746
Accruals	48,153	44,700
Depreciation and amortization	4,781	4,453
Share-based compensation	15,304	17,147
Gross deferred tax assets	90,900	93,325
Valuation allowance	(4,872)	(6,014)
Gross deferred tax assets after valuation allowance	86,028	87,311
Deferred tax liabilities:		
Acquired intangible assets and other	(8,436)	(11,951)
Gross deferred tax liabilities	(8,436)	(11,951)
Deferred tax assets, net	$77,592	$ 75,360

(1) Deferred tax assets and liabilities as of March 31, 2013 were adjusted to reflect the tax impact from the revision of the financial statement. In addition, during fiscal year 2014, the Company determined that a deferred tax liability related to U.S. flow-through investment of $0.9 million was erroneously presented as a deferred tax asset associated with "Accruals" as of March 31, 2013. The amount was properly reclassed from "Accruals" to "Acquired intangible assets and others" above. The reclassification adjustment has no impact in the Company's Consolidated Statement of Operations, Consolidated Balance Sheet and Statement of Cash Flows.

Management regularly assesses the ability to realize deferred tax assets recorded in the Company's entities based upon the weight of available evidence, including such factors as recent earnings history and expected future taxable income. In the event that the Company changes its determination as to the amount of deferred tax assets that can be realized, the Company will adjust its valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

The Company had a valuation allowance of $4.9 million at March 31, 2014, decreased from $6.0 million at March 31, 2013 primarily due to decrease in valuation allowance of $1.3 million for foreign tax credit carryforwards in the United States. The Company elected to deduct foreign taxes in lieu of tax credits in its fiscal year 2013 federal tax return in the United States. The Company had a valuation allowance of $2.6 million as of March 31, 2014 against deferred tax assets in the state of California of the United States. The remaining valuation allowance primarily represents $1.7 million for capital loss carryforwards in the United States and $0.6 million for various tax credit carryforwards. The Company determined that it is more likely than not that the Company would not generate sufficient taxable income in the future to utilize such deferred tax assets.

Note 7 — Income Taxes (Continued)

Deferred tax assets relating to tax benefits of employee stock grants have been reduced to reflect settlement activity in fiscal years 2014 and 2013. Settlement activity of grants in fiscal years 2014 and 2013 resulted in a "shortfall" in which tax deductions were less than previously recorded share-based compensation expense. The Company recorded a shortfall to equity of $2.8 million and $4.6 million, respectively, in fiscal years 2014 and 2013.

As of March 31, 2014, the Company had foreign net operating loss and tax credit carryforwards for income tax purposes of $196.0 million and $35.7 million, respectively, of which $136.2 million of the net operating loss carryforwards and $22.7 million of the tax credit carryforwards, if realized, will be credited to equity since they have not met the applicable realization criteria. Unused net operating loss carryforwards will expire at various dates in fiscal years 2016 to 2034. Certain net operating loss carryforwards in the United States relate to acquisitions and, as a result, are limited in the amount that can be utilized in any one year. The tax credit carryforwards will begin to expire in fiscal year 2019.

As of March 31, 2014, the Company had capital loss carryforwards of $4.6 million. The loss will begin to expire in fiscal year 2016.

Swiss income taxes and non-Swiss withholding taxes associated with the repatriation of earnings or for other temporary differences related to investments in non-Swiss subsidiaries have not been provided for, as the Company intends to reinvest the earnings of such subsidiaries indefinitely or the Company has concluded that no additional tax liability would arise on the distribution of such earnings. If these earnings were distributed to Switzerland in the form of dividends or otherwise, or if the shares of the relevant non-Swiss subsidiaries were sold or otherwise transferred, the Company may be subject to additional Swiss income taxes and non-Swiss withholding taxes. As of March 31, 2014, the cumulative amount of unremitted earnings of non-Swiss subsidiaries was $157.4 million. Determination of the amount of unrecognized deferred income tax liability related to these earnings is not practicable.

The Company follows a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

As of March 31, 2014 and March 31, 2013, the total amount of unrecognized tax benefits due to uncertain tax positions was $91.0 million and $95.4 million, respectively, of which $86.1 million and $90.3 million would affect the effective income tax rate if recognized, respectively.

As of March 31, 2014, the Company had $93.1 million in non-current income taxes payable and $0.3 million in current income taxes payable, including interest and penalties, related to our income tax liability for uncertain tax positions. As of March 31, 2013, the Company had $98.8 million in non-current income taxes payable.

Note 7 — Income Taxes (Continued)

The aggregate changes in gross unrecognized tax benefits in fiscal years 2014, 2013 and 2012 were as follows (in thousands):

March 31, 2011 (As Restated)	$130,498
Lapse of statute of limitations	(6,760)
Decreases in balances related to tax positions taken during prior years	(1,200)
Increases in balances related to tax positions taken during the year	14,350
March 31, 2012 (As Restated)	$136,888
Lapse of statute of limitations	(6,490)
Settlements with tax authorities	(42,770)
Decreases in balances related to tax positions taken during prior years	(1,500)
Increases in balances related to tax positions taken during the year	9,570
March 31, 2013 (As Revised)	$ 95,698
Lapse of statute of limitations	(12,514)
Settlements with tax authorities	(100)
Decreases in balances related to tax positions taken during prior years	(778)
Increases in balances related to tax positions taken during the year	8,740
March 31, 2014	$ 91,046

The Company recognizes interest and penalties related to unrecognized tax positions in income tax expense. The Company recognized $1.1 million, $1.0 million and $1.2 million in interest and penalties in income tax expense during fiscal years 2014, 2013 and 2012, respectively. As of March 31, 2014, 2013 and 2012, the Company had $5.6 million, $6.6 million and $7.5 million of accrued interest and penalties related to uncertain tax positions, respectively.

The Company files Swiss and foreign tax returns. For all these tax returns, the Company is generally not subject to tax examinations for years prior to fiscal year 2001. The Company is under examination and has received assessment notices in other tax jurisdictions. At this time, the Company is not able to estimate the potential impact that these examinations may have on its income tax expense. If the examinations are resolved unfavorably, there is a possibility they may have a material negative impact on its results of operations.

Although the Company has adequately provided for uncertain tax positions, the provisions on these positions may change as revised estimates are made or the underlying matters are settled or otherwise resolved. During fiscal year 2015, the Company will continue to review its tax positions and provide for or reverse unrecognized tax benefits as issues arise. During the next 12 months, it is reasonably possible that the amount of unrecognized tax benefits could increase or decrease significantly due to changes in tax law in various jurisdictions, new tax audits and changes in the U.S. dollar as compared to foreign currencies. Excluding these factors, uncertain tax positions may decrease by as much as $16.0 million to $18.3 million primarily from the lapse of the statutes of limitations in various jurisdictions during the next 12 months.

Note 8 — Balance Sheet Components

The following table presents the components of certain balance sheet asset amounts as of March 31, 2014 and 2013 (in thousands):

	March 31, 2014	March 31, 2013 As Revised
Accounts receivable:		
Accounts receivable	$ 338,194	$ 325,870
Allowance for doubtful accounts	(1,712)	(2,153)
Allowance for sales returns	(19,472)	(21,883)
Allowance for cooperative marketing arrangements	(24,135)	(24,160)
Allowance for customer incentive programs	(41,400)	(42,857)
Allowance for pricing programs	(69,446)	(55,858)
	$ 182,029	$ 178,959
Inventories:		
Raw materials	$ 24,031	$ 37,504
Work-in-process	42	41
Finished goods	198,329	225,099
	$ 222,402	$ 262,644
Other current assets:		
Income tax and value-added tax receivables	$ 18,252	$ 20,073
Deferred tax assets	27,013	25,004
Prepaid expenses and other assets	13,892	15,300
	$ 59,157	$ 60,377
Property, plant and equipment, net:		
Plant, buildings and improvements	$ 69,897	$ 70,009
Equipment	134,975	133,201
Computer equipment	40,610	52,881
Software	81,179	81,320
	326,661	337,411
Less accumulated depreciation and amortization	(256,424)	(255,564)
	70,237	81,847
Construction-in-process	15,362	9,047
Land	2,792	2,827
	$ 88,391	$ 93,721
Other assets:		
Deferred tax assets	$ 52,883	$ 52,404
Trading investments	16,611	15,599
Other assets	4,966	6,464
	$ 74,460	$ 74,467

Note 8 — Balance Sheet Components (Continued)

The following table presents the components of certain balance sheet liability amounts as of March 31, 2014 and 2013 (in thousands):

	March 31,	
	2014	2013 As Revised
Accrued and other current liabilities:		
Accrued personnel expenses	$ 55,165	$ 39,631
Accrued marketing expenses	12,844	11,005
Indirect customer incentive programs	31,737	29,464
Accrued restructuring	2,121	13,458
Deferred revenue	22,529	22,698
Accrued freight and duty	6,276	5,882
Value-added taxes payable	9,354	8,544
Accrued royalties	2,653	3,358
Warranty accrual	13,905	12,782
Employee benefit plan obligation	1,100	994
Income taxes payable	7,701	5,032
Other liabilities	46,587	40,236
	$211,972	$193,084
Non-current liabilities:		
Warranty accrual	10,475	8,660
Obligation for deferred compensation	16,611	15,631
Long term restructuring	5,440	—
Employee benefit plan obligation	37,899	40,551
Deferred rent	15,555	22,315
Deferred tax liability	2,304	2,048
Long term deferred revenue	9,350	8,889
Other liabilities	1,715	1,768
	$ 99,349	$ 99,862

During the fiscal year 2013, the Company made a strategic decision to divest its Remotes product category and its digital video security product line, included within its Video product category. As a result, assets and liabilities of the Remotes product category and the digital video security product line were classified as held for sale as of March 31, 2013. During the fiscal year ended March 31, 2014, the Company updated its strategic direction and decided to retain its Remotes product category. As a result, the Remotes assets and liabilities held for sale was reclassified from held for sale as of March 31, 2014.

Note 8 — Balance Sheet Components (Continued)

The following table presents the changes in the allowance for doubtful accounts during the fiscal years ended March 31, 2014, 2013, and 2012 (in thousands):

	Years Ended March 31,		
	2014	2013 As Revised	2012 As Restated
Beginning of the period	$ 2,153	$2,472	$ 4,086
Expense (reversal), net	656	(107)	(592)
Write-offs, net of recoveries	(1,097)	(212)	(1,022)
End of the period	$ 1,712	$2,153	$ 2,472

Note 9 — Financial Instruments

Fair Value Measurements

The Company considers fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company utilizes the following three-level fair value hierarchy to establish the priorities of the inputs used to measure fair value:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs other than quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following table presents the Company's financial assets and liabilities, that were accounted for at fair value, excluding assets related to the Company's defined benefit pension plans, classified by the level within the fair value hierarchy (in thousands):

	March 31, 2014		March 31, 2013	
	Level 1	Level 2	Level 1	Level 2
Cash equivalents:				
Cash equivalents	200,641	—	119,073	—
	$200,641	$ —	$119,073	$ —
Trading investments for deferred compensation plan:				
Money market funds	$ 3,139	$ —	$ 4,220	$ —
Mutual funds	13,472	—	11,379	—
	$ 16,611	$ —	$ 15,599	$ —
Foreign exchange derivative assets	$ —	$155	$ —	$1,197
Foreign exchange derivative liabilities	$ —	$701	$ —	$ 707

Note 9 — Financial Instruments (Continued)

The following table presents the changes in the Company's Level 3 financial assets during fiscal years 2013 and 2012 (in thousands):

	Years Ended March 31,	
	2013	2012
Beginning of the period	$ 429	$ 1,695
Sale of securities	(917)	(6,550)
Gain on sale of securities	831	6,041
Reversal of unrealized gain	(343)	(757)
End of the period	$ —	$ 429

There were no significant level 3 financial assets held during fiscal year 2014 by the Company.

Cash and Cash Equivalents

Cash equivalents consist of bank demand deposits and time deposits. The time deposits have original maturities of three months or less. Cash equivalents are carried at cost, which approximates fair value.

Investment Securities

The Company's investment securities portfolio consists of marketable securities (money market and mutual funds) related to a deferred compensation plan at March 31, 2014 and 2013.

The marketable securities related to the deferred compensation plan are classified as non-current other assets. Since participants in the deferred compensation plan may select the mutual funds in which their compensation deferrals are invested within the confines of the Rabbi Trust which holds the marketable securities, the Company has designated these marketable securities as trading investments, although there is no intent to actively buy and sell securities within the objective of generating profits on short-term differences in market prices. Management has classified the investments as non-current assets because final sale of the investments or realization of proceeds by plan participants is not expected within the Company's normal operating cycle of one year. The marketable securities are recorded at a fair value of $16.6 million and $15.6 million as of March 31, 2014 and 2013, based on quoted market prices. Quoted market prices are observable inputs that are classified as Level 1 within the fair value hierarchy. Earnings, gains and losses on trading investments are included in other income (expense), net. Unrealized trading gains of $0.4 million, $0.5 million and $0.1 million are included in other income (expense), net for the fiscal years 2014, 2013 and 2012, respectively, and relate to trading securities held as of March 31, 2014, 2013 and 2012.

Derivative Financial Instruments: Under the agreements with the respective counterparties to the Company's derivative contracts, subject to applicable requirements, the Company does not net settle transactions with a single net amount payable by one party to the other. In accordance with *ASU 2011-11*, the Company presents its derivative instruments at gross fair values in the Consolidated Balance Sheets as of March 31, 2014 and 2013.

Note 9 — Financial Instruments (Continued)

The following table presents the fair values of the Company's derivative instruments and their locations on its consolidated balance sheets as of March 31, 2014 and 2013 (in thousands):

	Derivatives			
	Asset		Liability	
	March 31,		March 31,	
	2014	2013	2014	2013
Designed as hedging instruments:				
Cash flow hedges	$ 4	$1,165	$243	$ —
Not designed as hedging instruments:				
Foreign exchange forward contract	23	—	96	270
Foreign exchange swap contract	128	32	362	437
	151	32	458	707
	$155	$1,197	$701	$707

The following table presents the amounts of gains and losses on the Company's derivative instruments for fiscal years 2014, 2013, and 2012 and their locations on its consolidated statements of operations (in thousands):

	Years Ended March 31,								
	Amount of Gain (Loss) Deferred as a Component of Accumulated Other Comprehensive Loss			Amount of Gain (Loss) Reclassified from Accumulated Other Comprehensive Loss to Costs of Goods Sold			Amount of Gain (Loss) Immediately Recognized in Other Income (Expense), Net		
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Designed as hedging instruments:									
Cash flow hedges	$(1,025)	$566	$2,916	$2,472	$1,756	$(421)	$ (126)	$ 275	$ (198)
Not designed as hedging instruments:									
Foreign exchange forward contract	—	—	—	—	—	—	(464)	(848)	(350)
Foreign exchange swap contract	—	—	—	—	—	—	1,288	1,176	(1,884)
	—	—	—	—	—	—	824	328	(2,234)
	$(1,025)	$566	$2,916	$2,472	$1,756	$(421)	$ 698	$ 603	$(2,432)

Cash Flow Hedges

The Company enters into foreign exchange forward contracts to hedge against exposure to changes in foreign currency exchange rates related to its subsidiaries' forecasted inventory purchases. The Company has one entity with a Euro functional currency that purchases inventory in U.S. Dollars. The primary risk managed by using derivative instruments is the foreign currency exchange rate risk. The Company has designated these derivatives as cash flow hedges. The Company does not use derivative financial instruments for trading or speculative purposes. These hedging contracts mature within four months, and are denominated in the same currency as the underlying transactions. Gains and losses in the fair value of the effective portion of the hedges are deferred as a component of accumulated other comprehensive loss until the hedged inventory purchases are sold, at which time the gains or losses are reclassified to cost of goods sold. The Company assesses the effectiveness of the hedges by comparing

Note 9 — Financial Instruments (Continued)

changes in the spot rate of the currency underlying the forward contract with changes in the spot rate of the currency in which the forecasted transaction will be consummated. If the underlying transaction being hedged fails to occur or if a portion of the hedge does not generate offsetting changes in the foreign currency exposure of forecasted inventory purchases, the Company immediately recogni□es the gain or loss on the associated financial instrument in other income (expense), net. Such gains and losses were not material during fiscal years 2014, 2013 and 2012. Cash flows from such hedges are classified as operating activities in the Consolidated Statements of Cash Flows. As of March 31, 2014 and 2013, the notional amounts of foreign exchange forward contracts outstanding related to forecasted inventory purchases were $51.8 million (□37.6 million), and $38.5 million (□30.1 million), respectively.

Foreign Exchange Forward and Swap Contracts

The Company also enters into foreign exchange forward contracts to reduce the short-term effects of foreign currency fluctuations on certain foreign currency receivables or payables. These forward contracts generally mature within three months. The Company may also enter into foreign exchange swap contracts to economically extend the terms of its foreign exchange forward contracts. The primary risk managed by using forward and swap contracts is the foreign currency exchange rate risk. The gains or losses on foreign exchange forward contracts are recogni□ed in other income (expense), net based on the changes in fair value.

The notional amounts of foreign exchange forward contracts outstanding as of March 31, 2014 and 2013 relating to foreign currency receivables or payables were $23.2 million and $14.2 million, respectively. Open forward contracts as of March 31, 2014 and 2013 consisted of contracts in □.S. Dollars to purchase Taiwanese Dollars and contracts in □uros to sell British Pounds at future dates at pre-determined exchange rates. The notional amounts of foreign exchange swap contracts outstanding as of March 31, 2014 and 2013 were $30.5 million and $19.6 million, respectively. Swap contracts outstanding as of March 31, 2014 and 2013 consisted of contracts in Mexican Pesos, □apanese □en and Australian Dollars.

The fair value of all foreign exchange forward contracts and foreign exchange swap contracts is determined based on observable market transactions of spot currency rates and forward rates. Cash flows from these contracts are classified as operating activities in the Consolidated Statements of Cash Flows.

Note 10 — Goodwill and Other Intangible Assets

Annual Goodwill Impairment Testing

In accordance with ASC Topic 350-10 (□ASC 350-10□) as it relates to Goodwill and Other Intangible Assets, the Company conducts a goodwill impairment analysis annually at December 31 and as necessary if changes in facts and circumstances indicate that it is more likely than not that the fair value of the Company's reporting units may be less than its carrying amount.

FASB ASC 350-20 permits an entity to make a □ualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it would not be re□uired to perform the two-step impairment test for that reporting unit.

Note 10 — Goodwill and Other Intangible Assets (Continued)

Peripherals

The Company performed its annual impairment analysis of the goodwill for its peripherals reporting unit as of December 31, 2013 by performing a qualitative assessment and concluded that it was not more likely than not that the fair value of its peripherals reporting units was less than its carrying amount. In assessing the qualitative factors, the Company considered the impact of these key factors: change in industry and competitive environment, growth in market capitalization of $2.2 billion as of December 31, 2013 from $1.2 billion as of December 31, 2012, and forecasted budgeted-to- actual revenue performance for fiscal year 2014. The peripherals reporting unit had an improvement in operating income from $35 million for the nine months ended December 31, 2012 to $117 million for nine months ended December 31, 2013.

Video Conferencing

In the quarter ended September 30, 2013, the Company implemented a restructuring plan ("this Plan") associated with its video conferencing reporting unit to simplify its organization, better align costs with its current business and free up resources to pursue growth opportunities. This Plan resulted in the reduction of personnel, lease exit costs and the write-off of discontinued video conferencing products. In addition, actual performance was significantly less than projected results for the periods since the prior annual goodwill impairment assessment performed at December 31, 2012, due to the combination of a changing industry landscape caused by a shift to less expensive cloud-based video conferencing solutions, an evolving Lifesize product line and challenges in execution. These factors resulted in the Company concluding that it was more likely than not that the fair value of its video conferencing reporting unit was less than its carrying amount. Therefore, the Company performed an interim Step 1 assessment of its video conferencing reporting unit at September 30, 2013.

Step 1 assessment performed during the quarter ended September 30, 2013 involved measuring the recoverability of goodwill by comparing the video conferencing reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. The fair value was estimated using both an income approach employing a discounted cash flow model and a market approach. The market approach model was based on applying certain revenue multiples of comparable companies to the respective revenue and earnings metrics of the reporting unit. Step 1 assessment resulted in the Company determining that the video conferencing reporting unit passed Step 1 test because the estimated fair value exceeded its carrying value by approximately 23%, thus not requiring a Step 2 assessment of this reporting unit.

At December 31, 2013, the Company completed its annual impairment analysis for the goodwill of the video conferencing reporting unit by performing Step 1 assessment as the qualitative factors that lead to the interim assessment had not significantly improved.

Key assumptions used in this Step 1 income approach analysis included the appropriate discount rates, compound annual growth rate ("CAGR") during the forecast period, and long-term growth rates for purposes of determining a terminal value at the end of the discrete forecast period. Sensitivity assessment of key assumptions for the video conferencing reporting unit Step 1 test is presented below:

- CAGR assumption was 7.0% through fiscal year 2021, with a forecast decline in the remainder of fiscal year 2014, and higher growth rates from fiscal years 2015 through 2019, reducing to a growth rate of 4% in fiscal year 2021. The forecasted growth contrasts with the recent performance of the video conferencing reporting unit, when the Company experienced a decline in revenue (see Note 14 for further details). A hypothetical decrease to 1.4% in the CAGR rate, holding all other assumptions constant, would decrease the fair value of the video conferencing reporting unit below its carrying value and hence would result in the reporting unit failing Step 1 of the goodwill impairment test.

Note 10 — Goodwill and Other Intangible Assets (Continued)

- Discount rate assumption was 15%. A hypothetical increase to 18.9% in the discount rate, holding all other assumptions constant, would result in the reporting unit failing Step 1 of the goodwill impairment test.
- Terminal growth rate assumption was 4%. A hypothetical decrease to 0% in the terminal growth rate assumption, holding all other assumptions constant, would result in the reporting unit passing Step 1 of the goodwill impairment test.

The assumptions used also included a reduction in future operating expenses as a percentage of revenue, driven by increases in forecast revenue as described above, combined with reduced operating expenses related to the fourth quarter of fiscal year 2013 and second quarter of fiscal year 2014 restructuring activities.

The annual Step 1 assessment resulted in the Company determining that the video conferencing reporting unit passed Step 1 test because the estimated fair value exceeded its carrying value by approximately 30%, thus not requiring Step 2 assessment of this reporting unit. This result presents a future video conferencing reporting unit goodwill impairment risk to the Company since the margin it cleared the current Step 1 assessment was not significant.

As a result of the Company's annual goodwill impairment assessments, there was no impairment of goodwill during the three months ended December 31, 2013. There have been no events or circumstances during the three months ended March 31, 2014 that have required the Company to perform an interim assessment of goodwill.

During fiscal year 2013, the Company's video conferencing reporting unit failed Step 1 test because the estimated fair value was less than its carrying value, thus requiring Step 2 assessment of this reporting unit. This impairment primarily resulted from a decrease in the expected CAGR during the assessment forecast period based on greater evidence of the overall enterprise video conferencing industry experiencing a slowdown, combined with lower demand related to new product launches, increased competition during fiscal year 2013 and other market data. These factors had an adverse effect on the Company's video conferencing operating results and future outlook. During fiscal year 2013, the Company recorded goodwill impairment and other charges of $214.5 million related to its video conferencing reporting unit.

Determining the fair value of a reporting unit is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates, operating margins, discount rates and future market conditions, among others. It is reasonably possible that changes in the judgments, assumptions and estimates that the Company used in assessing the fair value of the video conferencing reporting unit result in the goodwill to become impaired. A goodwill impairment charge would have the effect of decreasing the Company's earnings or increasing its losses in such period. If the Company is required to take a substantial impairment charge, its operating results would be materially and adversely affected in such period.

Note 10 — Goodwill and Other Intangible Assets (Continued)

The following table summarizes the activity in the Company's goodwill balance during fiscal years 2014 and 2013 (in thousands):

	Years Ended March 31,					
	2014			2013		
	Peripherals	Video Conferencing	Total	Peripherals	Video Conferencing	Total
Beginning of the period	$216,744	$124,613	$341,357	$220,860	$ 339,663	$ 560,523
Additions	202	—	202	—	—	—
Foreign currency impact	—	982	982	—	(550)	(550)
Impairments	—	—	—	—	(214,500)	(214,500)
Reclassified from (to) assets held for sale(1)	2,469	—	2,469	(4,116)	—	(4,116)
End of the period	$219,415	$125,595	$345,010	$216,744	$ 124,613	$ 341,357

(1) Represents allocated goodwill related to the Company's Retail—Digital Video Security product line and Retail—Remotes product category which was classified as assets held for sale as of March 31, 2013. The allocated goodwill related to the Digital Video Security product line was fully impaired as of March 31, 2013. The allocated goodwill related to the Remotes product category was reclassified from assets held for sale as of March 31, 2014, as the Company updated its strategic plan and decided to retain its Remotes product category.

The Company's acquired other intangible assets subject to amortization were as follows (in thousands):

	March 31,					
	2014			2013		
	Gross	Accumulated Amortization	Net	Gross(1)	Accumulated Amortization(2)	Net
Trademark and tradenames	$ 13,091	$ (11,949)	$ 1,142	$ 13,977	$ (10,693)	$ 3,284
Technology(1)	83,080	(78,257)	4,823	73,249	(61,560)	11,689
Customer contracts	38,851	(34,287)	4,564	39,068	(28,017)	11,051
	$135,022	$(124,493)	$10,529	$126,294	$(100,270)	$26,024

(1) As of March 31, 2013, the Company had $1.7 million of intangible assets, net of accumulated amortization of $19.3 million and impairment charges of $0.5 million, related to Digital Video Security and Remotes product categories classified as held for sale, which are not included in the table above. As of March 31, 2014, the Remotes product category was reclassified from held for sale as the Company updated its strategic plan and decided to retain the Remotes product category. There were no intangible assets classified as held for sale as of March 31, 2014.

(2) During fiscal year 2014, the Company determined that the trademarks and trade names gross and accumulated amortization amounts previously reported for fiscal year 2013 were not properly stated due to the inclusion of $15.9 million of fully amortized intangible assets, which were previously retired by the Company as of March 31, 2013. The table above is revised to reflect the correct amounts.

For fiscal years 2014, 2013 and 2012, amortization expense for other intangible assets was $17.8 million, $23.6 million and $27.2 million, respectively. The Company expects that annual amortization expense for the fiscal years ending 2015, 2016 and 2017 will be $8.4 million, $1.9 million and $0.2 million, respectively.

Note 11 — Financing Arrangements

In December 2011, the Company entered into a Senior Revolving Credit Facility Agreement ("Credit Facility") with a group of primarily Swiss banks that provided for a revolving multicurrency unsecured credit facility in an amount of up to $250.0 million and subject to certain requirements, permitted the Company to arrange with existing or new lenders to provide up to an aggregate of $150.0 million in additional commitments, for a total of $400.0 million. The Company also paid a quarterly commitment fee of 40% of the applicable margin on the available commitment. In December 2013, given the significant improvement in our financial performance and outlook, the Company chose to terminate this Credit Facility and wrote-off the amortized loan fees totaling $1.0 million. There were no outstanding borrowings at the time of termination.

The Company had several uncommitted, unsecured bank lines of credit aggregating $40.0 million as of March 31, 2014. There are no financial covenants under these lines of credit with which the Company must comply. As of March 31, 2014, the Company had outstanding bank guarantees of $7.1 million under these lines of credit. The Company also had credit lines related to corporate credit cards totaling $6.9 million as of March 31, 2014. There are no financial covenants under these credit lines.

Note 12 — Commitments and Contingencies

Operating Leases

The Company leases facilities under operating leases, certain of which require it to pay property taxes, insurance and maintenance costs. Operating leases for facilities are generally renewable at the Company's option and usually include escalation clauses linked to inflation. Future minimum annual rentals under non-cancelable operating leases at March 31, 2014 are as follows (in thousands):

Years Ending March 31,	
2015	$17,022
2016	13,950
2017	10,454
2018	8,543
2019	7,172
Thereafter	20,808
	$77,949

Rent expense for fiscal years 2014, 2013 and 2012 was $14.7 million, $25.3 million and $25.1 million, respectively.

In connection with its leased facilities, the Company has recognized a liability for asset retirement obligations for 2014 and 2013 representing the present value of estimated remediation costs to be incurred at lease expiration. The liability and the expense for asset retirement obligations were immaterial for fiscal years 2014, 2013, and 2012.

Product Warranties

All of the Company's Peripherals products are covered by warranty to be free from defects in material and workmanship for periods ranging from one year to five years. At the time of sale, the Company accrues a warranty liability for estimated costs to provide products, parts or services to repair or replace products in satisfaction of the warranty obligation. The Company's estimate of costs to fulfill its warranty obligations is based on historical experience and expectations of future conditions. When the Company experiences changes in warranty claim activity or costs associated with fulfilling those claims, the warranty liability is adjusted accordingly.

Note 12 — Commitments and Contingencies (Continued)

Changes in the Company's warranty liability for fiscal years 2014 and 2013 were as follows (in thousands):

	Years Ended March 31,	
	2014	2013
		As revised
Beginning of the period	$ 21,442	$ 26,618
Provision	15,817	12,879
Settlements	(15,206)	(15,728)
Adjustment[1]	2,327	(2,327)
End of the period	$ 24,380	$ 21,442

(1) During fiscal year 2014, the warranty liability allocated to the Company's Remotes product category was reclassified from liabilities held for sale.

Deferred Services Revenue

The Company's video conferencing reporting unit offers maintenance contracts for sale of the majority of its products which allow for customers to receive service and support in addition to the expiration of the product warranty contractual term. The Company also provides installation services to its customer under contractual arrangements. The Company recognizes these contracts over the life of the service period.

Change in the Company's deferred services revenue during fiscal years 2014 and 2013 were as follows (in thousands):

	Years Ended March 31,	
	2014	2013
Beginning of the period	$ 29,327	$ 24,568
Extended warranties issued	33,007	34,069
Amortization	(32,174)	(29,310)
End of the period	$ 30,160	$ 29,327

The cost of providing these services for fiscal years 2014 and 2013 was $7.8 million and $8.5 million, respectively.

Purchase Commitments

As of March 31, 2014, the Company had the following outstanding purchase commitments:

Inventory commitments	$102,760
Operating expenses	45,969
Capital commitments	12,994
Total purchase commitments	$161,723

Commitments for inventory purchases are made in the normal course of business to original design manufacturers, contract manufacturers and other suppliers and are expected to be fulfilled by June 30, 2014. Operating expense commitments are for consulting services, marketing arrangements, advertising, outsourced customer services, information technology maintenance and support services, and other services. Fixed purchase commitments for capital expenditures primarily related to commitments for computer hardware and leasehold

Note 12 — Commitments and Contingencies (Continued)

improvements. Although open purchase orders are considered enforceable and legally binding, the terms generally allow the Company the option to reschedule and adjust its requirements based on the business needs prior to delivery of goods or performance of services.

Other Contingencies

As previously announced, some of the issues reviewed by the Audit Committee are also the subject of an ongoing formal investigation by the SEC, including the accounting for Revue inventory valuation reserves that resulted in the restatement, revision to the Company's financial statements concerning warranty accruals and amortization of intangible assets presented in our Form 10-K/A, filed on August 7,2013, and the Company's transactions with a distributor for Fiscal Year 2007 through Fiscal Year 2009. The Company is cooperating with the SEC in its ongoing investigation. The Company has entered into an agreement with the SEC to extend the statute of limitations. The Company cannot predict the outcome of the investigation at this time and potential fines or penalties, if any, that may arise from the investigation are currently not estimable.

Guarantees

Logitech International S.A., the parent holding company, has issued several parent guarantees on behalf of its subsidiaries. The maximum potential future payment under the guarantee arrangements is limited to $80.0 million. As of March 31, 2014, there were no purchase obligations outstanding for which the parent holding company was required to guarantee payment.

Logitech Europe S.A., a subsidiary of the parent holding company, has guaranteed the purchase obligations of another Logitech subsidiary under a guarantee agreement. This guarantee does not specify a maximum amount. As of March 31, 2014, the amount of purchase obligations outstanding under this guarantee was immaterial. In addition, Logitech Europe S.A. also guaranteed payments of a third-party contract manufacturer's purchase obligations. As of March 31, 2014, the maximum amount of this guarantee was $3.5 million, of which $2.3 million of guaranteed purchase obligations were outstanding.

Indemnifications

The Company indemnifies certain of its suppliers and customers for losses arising from matters such as intellectual property disputes and product safety defects, subject to certain restrictions. The scope of these indemnities varies, but in some instances, includes indemnification for damages and expenses, including reasonable attorneys' fees. As of March 31, 2014, no amounts have been accrued for these indemnification provisions. The Company does not believe, based on historical experience and information currently available, that it is probable that any material amounts will be required to be paid under its indemnification arrangements.

The Company also indemnifies its current and former directors and certain of its current and former officers. Certain costs incurred for providing such indemnification may be recoverable under various insurance policies. The Company is unable to reasonably estimate the maximum amount that could be payable under these arrangements because these exposures are not limited, the obligations are conditional in nature and the facts and circumstances involved in any situation that might arise are variable.

Legal Proceedings

From time to time the Company is involved in claims and legal proceedings which arise in the ordinary course of its business. The Company is currently subject to several such claims and a small number of legal proceedings. The Company believes that these matters lack merit and intends to vigorously defend against them. Based on currently available information, the Company does not believe that resolution of pending matters will have a

Note 12 — Commitments and Contingencies (Continued)

material adverse effect on its financial condition, cash flows or results of operations. However, litigation is subject to inherent uncertainties, and there can be no assurances that the Company's defenses will be successful or that any such lawsuit or claim would not have a material adverse impact on the Company's business, financial condition, cash flows and results of operations in a particular period. Any claims or proceedings against the Company, whether meritorious or not, can have an adverse impact because of defense costs, diversion of management and operational resources, negative publicity and other factors. Any failure to obtain necessary license or other rights, or litigation arising out of intellectual property claims, could adversely affect the Company's business.

Note 13 — Shareholders' Equity

Share Capital

The Company's nominal share capital is CHF 43,276,655, consisting of 173,106,620 shares with a par value of CHF 0.25 each, all of which were issued and 10,206,450 which were held in treasury as of March 31, 2014.

In September 2008, the Company's shareholders approved an amendment to reserve conditional capital of 25,000,000 shares for potential issuance on the exercise of rights granted under the Company's employee equity incentive plans. The shareholders also approved the creation of conditional capital representing the issuance of up to 25,000,000 shares to cover any conversion rights under a future convertible bond issuance. This conditional capital was created in order to provide financing flexibility for future expansion, investments or acquisitions.

Shares Outstanding

In September 2012, the Company's shareholders approved the cancellation of the 18.5 million shares repurchased under the September 2008 amended share buyback program. These shares were legally cancelled during fiscal year 2013, which decreased the treasury shares outstanding by this amount but also decreased its shares issued and outstanding from 191.6 million to 173.1 million.

Dividends

Pursuant to Swiss corporate law, Logitech International S.A. may only pay dividends in Swiss francs. The payment of dividends is limited to certain amounts of unappropriated retained earnings (CHF 458.5 million or $518.1 million based on exchange rates at March 31, 2014) and is subject to shareholder approval. In September 2013, Logitech's shareholders approved a cash dividend payment of CHF 33.7 million out of retained earnings to Logitech shareholders. Eligible shareholders were paid CHF 0.21 per share ($0.22 per share in U.S. dollars), totaling $36.1 million in U.S. Dollars in September 2013. In September 2012, the Company's shareholders approved a cash dividend of CHF 125.7 million out of retained earnings to Logitech shareholders. Eligible shareholders were paid CHF 0.79 per share ($0.85 per share in U.S. dollars), totaling $133.5 million in U.S. dollars in September 2012. This dividend qualified as a distribution of qualifying additional paid-in-capital and, as such, was not subject to Swiss Federal withholding tax.

Legal Reserves

Under Swiss corporate law, a minimum of 5% of the Company's annual net income must be retained in a legal reserve until this legal reserve equals 20% of the Company's issued and outstanding aggregate par value per share capital. These legal reserves represent an appropriation of retained earnings that are not available for distribution and totaled $10.8 million at March 31, 2014 (based on exchange rates at March 31, 2014).

Note 13 — Shareholders' Equity (Continued)

Additionally, under Swiss corporate law, the Company is required to establish a reserve equal to the cost of repurchased treasury shares owned as of year-end. The reserve for treasury shares, which is not available for distribution, totaled $118.4 million at March 31, 2014 (based on exchange rates at March 31, 2014).

Share Repurchases

In March 2014, the Company's Board of Directors approved the 2014 share buyback program, which authorizes the Company to use up to $250.0 million to purchase its own shares. The Company's share buyback program is expected to remain in effect for a period of three years. Shares may be repurchased from time to time on the open market, through block trades or otherwise. Purchases may be started or stopped at any time without prior notice depending on market conditions and other factors.

In September 2008, the Company's Board of Directors approved the September 2008 share buyback program for $250.0 million. In November 2011, an amendment to the September 2008 share buyback program ("September 2008—amended") was approved by the Company's Board of Directors to enable future purchases of shares for cancellation. In August 2013, the September 2008 share buyback and September 2008—amended share buyback programs expired.

A summary of the approved share buyback programs are shown in the following table (in thousands, excluding transaction costs).

	Approved		Repurchased	
Share Buyback Program	**Shares**	**Amounts**	**Shares**	**Amounts**
March 2014	17,311	$250,000	—	—
September 2008—amended[1]	28,465	177,030	18,500	$170,714
September 2008[1]	8,344	250,000	7,609	73,134
	54,120	$677,030	26,109	$243,848

(1) Expired in August 2013

During fiscal year 2013, 8.6 million shares were repurchased for $87.8 million and during fiscal year 2012, 17.5 million shares were repurchased for $156.0 million. There were no share repurchases during fiscal year 2014. During fiscal year 2013, 18.5 million of the repurchased shares were cancelled.

Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) were as follows (in thousands):

	Accumulated Other Comprehensive Income (Loss)			
	Cumulative Translation Adjustment	**Defined Benefit Plan[1]**	**Deferred Hedging Gains (Losses)**	**Total**
March 31, 2013 (As Revised)	$(73,783)	$(21,856)	$ 510	$(95,129)
Other comprehensive income (loss)	2,784	7,568	(1,025)	9,327
March 31, 2014	$(70,999)	$(14,288)	$ (515)	$(85,802)

(1) Net of tax of $192 as of March 31, 2014 and $315 as of March 31, 2013.

Note 14 — Segment Information

The Company has two reporting segments, peripherals and video conferencing, based on product markets and internal organizational structure. The peripherals segment encompasses the design, manufacturing and marketing of peripherals for PCs, tablets and other digital platforms. The video conferencing segment encompasses the design, manufacturing and marketing of Lifesize video conferencing products, infrastructure and services for the enterprise, public sector and other business markets. The Company's reporting segments do not record revenue on sales between segments as such sales are not material.

Operating performance measures for the peripherals segment and the video conferencing segment are reported separately to Logitech's Chief Executive Officer ("CEO"), who is considered to be the Company's Chief Operating Decision Maker ("CODM"). The CEO periodically reviews information such as net sales and operating income (loss) for each operating segment to make business decisions. These operating performance measures do not include share-based compensation expense and amortization of intangible assets. Share-based compensation expense and amortization of intangible assets are presented in the following financial information by operating segment as "other income (expense)." Assets by operating segment are not presented since the Company does not present such data to the CODM.

Net sales and operating income (loss) for the Company's operating segments were as follows (in thousands):

	Years Ended March 31,		
	2014	2013 As Revised	2012 As Restated
Net sales:			
Peripherals	$2,008,028	$1,962,237	$2,168,742
Video conferencing	120,685	137,040	147,461
	$2,128,713	$2,099,277	$2,316,203
Segment operating income (loss):			
Peripherals(1)	$ 131,326	$ 25,829	$ 180,167
Video conferencing(1)	(12,023)	(229,097)	(7,442)
	119,303	(203,268)	172,725
Other income (expense):			
Share-based compensation	(25,546)	(25,198)	(31,529)
Amortization of intangibles	(17,771)	(23,571)	(27,198)
Interest income (expense), net	(397)	907	2,674
Other income (expense), net	1,993	(2,198)	7,655
Income (loss) before income taxes	$ 77,582	$ (253,328)	$ 124,327

(1) Peripherals operating results include $8.0 million, $39.5 million, and $0 of restructuring charges during fiscal year 2014, 2013, and 2012 respectively and $2.2 million of impairment of other assets during fiscal year 2013. Video Conferencing operating results include $5.8 million, $4.2 million, and $0 of restructuring charges for fiscal year 2014, 2013, and 2012 respectively and $214.5 million of goodwill impairment charge for fiscal year 2013.

Note 14 — Segment Information (Continued)

Net sales by product categories, excluding intercompany transactions, were as follows (in thousands):

	Years Ended March 31,		
	2014	2013(1)	2012(1)
		As Revised	
Peripherals:			
PC Gaming	$ 186,926	$ 144,512	$ 186,190
Tablet & Other Accessories	172,484	119,856	44,326
Mobile Speakers	87,414	33,408	21,969
Growth:	446,824	297,776	252,485
Pointing Devices	506,884	521,083	559,366
PC Keyboards & Desktops	415,512	399,144	383,697
Audio-PC & Wearables	255,573	292,245	339,394
Video	137,115	153,060	196,662
Remotes	67,371	71,641	91,000
Profit Maximization:	1,382,455	1,437,173	1,570,119
Other	37,000	86,102	160,179
Non-Strategic:	37,000	86,102	160,179
OEM	141,749	141,186	185,959
	2,008,028	1,962,237	2,168,742
Video conferencing	120,685	137,040	147,461
	$2,128,713	$2,099,277	$2,316,203

(1) Certain products within the retail product families presented in prior years have been reclassified to conform to the current year presentation.

Geographic net sales information in the table below is based on the customers' location. Long-lived assets, primarily fixed assets, are reported below based on the location of the asset.

Net sales to unaffiliated customers by geographic region for fiscal years 2014, 2013 and 2012 (based on the customers' location) were as follows (in thousands):

	Years Ended March 31,		
	2014	2013	2012
		As Revised	
Americas	$ 859,893	$ 808,618	$ 879,076
EMEA	767,017	799,075	897,557
Asia Pacific	501,803	491,584	539,570
	$2,128,713	$2,099,277	$2,316,203

Net sales are attributed to countries on the basis of the customers' locations. The United States represented 35%, 33% and 34% of net sales for the fiscal years 2014, 2013 and 2012, respectively. No other single country represented more than 10% of net sales during these periods. Revenues from net sales to customers in Switzerland, the Company's home domicile, represented 2% of net sales for fiscal years 2014, 2013 and 2012. In fiscal years 2014, 2013 and 2012, one customer in the peripherals operating segment represented 14%, 11% and 14% of net sales, respectively. As of March 31, 2014 and 2013, one customer in the peripherals operating segment represented 14% of total accounts receivable.

Note 14 — Segment Information (Continued)

Long-lived assets by geographic region were as follows (in thousands):

	March 31, 2014	March 31, 2013 As Revised
Americas	$45,166	$45,518
EMEA	5,154	8,093
Asia Pacific	38,071	40,110
	$88,391	$93,721

Long-lived assets in the United States and China was $44.9 million and $31.9 million at March 31, 2014, respectively, and $45.5 million and $32.2 million at March 31, 2013, respectively. No other countries represented more than 10% of the Company's total consolidated long-lived assets at March 31, 2014 and 2013. Long-lived assets in Switzerland, the Company's home domicile, were $1.6 million and $3.6 million at March 31, 2014 and 2013.

Note 15 — Restructuring

The following table summarizes restructuring related activities during fiscal year 2014 and 2013 (in thousands):

	Restructuring			
	Termination Benefits	Lease Exit Costs	Other	Total
March 31, 2012	$ —	$ —	$ —	$ —
Charges	41,088	1,308	1,308	43,704
Cash payments	(27,768)	(1,233)	(1,322)	(30,323)
Foreign exchange impact	63	—	14	77
March 31, 2013	13,383	75	—	13,458
Charges	6,463	7,348	—	13,811
Adjustment for deferred rent	—	1,450	—	1,450
Cash payments	(19,534)	(1,454)	—	(20,988)
Foreign exchange impact	(170)	—	—	(170)
March 31, 2014	$ 142	$ 7,419	$ —	$ 7,561

During the second quarter of fiscal year 2014, the Company implemented a restructuring plan solely affecting its video conferencing operating segment to align its organization to its strategic priorities of increasing focus on a tighter range of products, expanding cloud-based video conferencing services and improving profitability. Restructuring charges under this plan primarily consist of severance and other one-time termination benefits. During fiscal year 2014, restructuring charges under this plan included $5.0 million in termination benefits and $0.6 million in lease exit costs. The Company substantially completed this restructuring plan by March 31, 2014.

During the fourth quarter of fiscal year 2013, the Company implemented a restructuring plan to align its organization to its strategic priorities of increasing focus on mobility products, improving profitability in PC-related products and enhancing global operational efficiencies. As part of this restructuring plan, the Company reduced its worldwide non-direct labor workforce. Restructuring charges under this plan primarily consisted of severance and other one-time termination benefits. During fiscal year 2014, restructuring charges under this plan included $1.5 million in termination benefits and $6.7 million in lease exit costs, $5.4 million of which pertains to the consolidation of the Company's Silicon Valley campus from two buildings down to one during the quarter ended March 31, 2014. During fiscal year 2013, restructuring charges under this plan included $15.2 million in termination benefits. In addition, charges of $0.9 million related to the discontinuance of certain product development efforts were included in cost of goods sold and a $1.2 million charge from the re-measurement of its Swiss and Taiwan

Note 15 — Restructuring (Continued)

defined benefit pension plans caused by the number of plan participants affected by this restructuring, which was not included in the restructuring charges since it related to prior services. The Company substantially completed this restructuring plan by the fourth quarter of fiscal year 2014.

During the first quarter of fiscal year 2013, the Company implemented a restructuring plan to simplify its organization, better align its costs with its current business and to free up resources to pursue growth opportunities. A majority of the restructuring activity was completed during the first quarter of fiscal year 2013. As part of this restructuring plan, the Company reduced its worldwide non-direct labor workforce. During fiscal year 2013, restructuring charges under this plan included $25.9 million in termination benefits, $1.3 million in legal, consulting, and other costs as a result of the terminations, and $1.3 million in lease exit costs associated with the closure of existing facilities. Termination benefits are calculated based on regional benefit practices and local statutory requirements. In addition, charges of $3.0 million related to the discontinuance of certain product development efforts were included in cost of goods sold and a $2.2 million charge from the re-measurement of its Swiss defined benefit pension plan caused by the number of plan participants affected by this restructuring, which was not included in the restructuring charges since it related to prior services. The Company substantially completed this restructuring plan by the fourth quarter of fiscal year 2013.

Termination benefits were calculated based on regional benefit practices and local statutory requirements. Lease exit costs primarily relate to costs associated with the closure of existing facilities. Other charges primarily consist of legal, consulting and other costs related to employee terminations.

Note 16 — Subsequent events

Repurchase of ESPP Awards

The Company was not current with its periodic reports required to be filed with the SEC and was therefore unable to issue any shares under its Registration Statements on Form S-8 after July 31, 2014. Given the proximity of the unavailability of those registration statements and the end of the current ESPP offering period, also on July 31, 2014, the Compensation Committee authorized the termination of the current ESPP offering period and a one-time payment to each participant in an amount equal to the fifteen percent (15%) discount at which shares would otherwise have been repurchased pursuant to the current period of the ESPPs. This one-time payment was accounted for as a repurchase of equity awards that reduced additional paid-in capital, resulting in no additional compensation cost. Given the unavailability of the Company's Registration Statements on Form S-8, no new ESPP offering periods were initiated since July 31, 2014.

Dividend

On November 12, 2014, the Board approved, subject to approval by the Company's shareholders and other Swiss statutory requirements, a dividend of CHF 0.2625 per share.

Note 17 — Other Disclosures Required by Swiss Law

Balance Sheet Items

The amounts of certain balance sheet items were as follows (in thousands):

	March 31,	
	2014	2013
Prepayments and accrued income	$ 11,681	$ 11,613
Non-current assets	$518,390	$535,570
Pension liabilities, current	$ 1,100	$ 994
Fire insurance value of property, plant and equipment	$214,020	$210,627

Note 17 — Other Disclosures Required by Swiss Law (Continued)

Statement of Income Items

Total personnel expenses amounted to $345.6 million, $359.8 million and $387.9 million in fiscal years 2014, 2013, and 2012.

Compensation and Security Ownership of Board Members and Executive Officers

In accordance with the Swiss Code of Obligations, the compensation and security ownership of members of the Board of Directors of □ogitech International S.A. and of □ogitech executive officers is presented below.

The following table sets forth compensation □ogitech paid or accrued for payment to the individual members of the Board of Directors, the highest compensation paid to an executive officer, and the total amount of compensation paid or accrued for payment to executive officers for services performed in the fiscal years ended March 31, 2014, 2013 and 2012:

	Fiscal Year	Base Salary[1]	Bonus	Non-equity Incentive Plan Compensation[2]	Stock Awards[3]	Option Awards[3]	Other Compensation[4]	Total
Daniel Borel	2014	$ 73,535			$ 149,224	$ —	$ —	$ 222,759
	2013	85,184	—	—	127,568	—	—	212,752
	2012	79,616	—	—	139,466	—	—	219,082
Matthew Bous□uette	2014	154,611			147,016	—	—	301,627
	2013	149,072	—	—	128,112	—	—	277,184
	2012	142,171	—	—	137,685	—	—	279,856
□rh-□sun Chang[5]	2014	41,010	—	—	—	—	—	41,010
	2013	98,494	—	—	128,112	—	—	226,606
	2012	108,050	—	—	137,685	—	—	245,735
Kee-□ock Chua	2014	117,938			147,016	—	—	264,954
	2013	128,308	—	—	128,112	—	—	256,420
	2012	128,522	—	—	137,685	—	—	266,207
Sally Davis	2014	117,467			149,224	—	—	266,691
	2013	109,674	—	—	127,568	—	—	237,242
	2012	111,462	—	—	139,466	—	—	250,928
Didier □irsch[6]	2014	118,315			147,016			265,331
	2013	51,882	—	—	256,224	—	—	308,106
Neil □unt	2014	96,161			147,016	—	—	243,177
	2013	95,832	—	—	128,112	—	—	223,944
	2012	92,885	—	—	137,685	—	—	230,570
Monika Ribar	2014	108,888			149,224			258,112
	2013	117,128			127,568	—	—	244,696
	2012	125,110	—	—	139,466	—	—	264,576
Total Non-□xecutive Board Members	2014	$ 827,925	$ —	$ —	$ 1,035,736	$ —	$ —	$ 1,863,661
	2013	$ 866,656	$ —	$ —	$ 1,151,376	$ —	$ —	$ 2,018,032
	2012	$ 878,805	$ —	$ —	$ 1,108,604	$ —	$ —	$ 1,987,409
□ighest Paid □xecutive Officer								
□incent Pilette	2014	$ 286,538	$ —	$ 512,000	$ 5,067,550	$ —	$ 2,673	$ 5,868,761
Bracken P. Darrell	2013	$ 735,577	$ —	$ —	$ 803,000	$4,840,000	$ 226,164	$ 6,604,741
Gerald □uindlen	2012	$ 264,000	$ —	$ —	$ 2,817,120	$ —	$1,770,033	$ 4,851,153
Total □xecutive Officers[7]	2014	$2,525,714	$460,000	$2,925,092	$12,864,520	$ —	$ 218,365	$18,993,691
	2013	$2,864,774	$ —	$ —	$ 1,398,080	$6,529,900	$2,524,878	$13,317,632
	2012	$2,980,135	$ 25,000	$ —	$ 6,135,300	$ —	$2,010,446	$11,150,881

(1) Base salary for non-executive members of the Board of Directors includes fees to attend meetings, annual retainers and travel fees.

Note 17 — Other Disclosures Required by Swiss Law (Continued)

(2) Non-equity incentive plan compensation reflects amounts earned under the Logitech Management Performance Bonus Plan and predecessor plans. No non-executive members of the Board of Directors participated in any non-equity incentive compensation plans in any of fiscal years 2014, 2013 or 2012.

(3) Amounts shown reflect the grant date fair value, by fiscal year, of stock awards and option awards granted in such fiscal year. The key assumptions and methodology for valuation of stock awards and option awards are presented in Note 4. Mr. Erik K. Bardman, former Senior Vice President, Finance and Chief Financial Officer, forfeited his fiscal year 2010, 2011, 2012 and 2013 grants of $5,258,090 upon his departure. Mr. Gerald Quindlen, former President and Chief Executive Officer, forfeited his fiscal year 2012 grants of $2,817,120 upon his departure. Mr. Werner Heid, former Sr. Vice President, Worldwide Sales and Marketing, forfeited his fiscal year 2010, 2011 and 2012 grants of $2,981,880 upon his departure.

(4) Other compensation includes term life insurance premiums, car allowance, tax preparation services (and associated tax gross-up), relocation expenses, travel costs in lieu of relocation, severance, and matching contributions made by the Company to the Logitech Inc. 401(k) plan or the Logitech Employee Pension Fund.

(5) Mr. Erh-Hsun Chang did not stand for re-election as a director at the Annual General Meeting in September 2013.

(6) Mr. Didier Hirsch was first elected as a director at the Annual General Meeting in September 2012.

(7) Fiscal years 2014, 2013 and 2012 included compensation paid to Mr. Werner Heid, who resigned from the Company in April 2012. Fiscal years 2013 and 2012 included compensation paid to Mr. Junien Labrousse, who ceased to be an executive officer of the Company in April 2012. Fiscal year 2012 included compensation paid to Mr. Gerald Quindlen, who resigned from the Company in July 2011.

No additional fees or compensation have been paid during fiscal years 2014, 2013, and 2012 to any current or former members of the Board of Directors or executive officers other than as noted above.

There were no loans made or outstanding at any time during fiscal years 2014, 2013 and 2012 to any current or former members of the Board of Directors or executive officers. In addition, no compensation was paid or loans made during fiscal years 2014, 2013 and 2012 to parties closely related to members of the Board of Directors or executive officers.

Note 17 — Other Disclosures Required by Swiss Law (Continued)

The following table sets forth the shares and options held by each of the individual members of the Board of Directors and executive officers as of March 31, 2014:

	Shares Held	Options, PRSUs and RSUs Held[1]	Exercise Price	Fiscal Years of Expiration
Non-Executive Members of the Board of Directors:				
Daniel Borel[2]	9,801,343	18,400	n/a	n/a
Matthew Bousquette	38,453	93,400	\$15.41 - \$23.29	2016 - 2019
Erh-Hsun Chang[3]	185,979	—	n/a	n/a
Kee-Lock Chua	69,792	33,400	\$19.43	2016
Sally Davis[4]	67,103	48,400	\$38.92	2018
Didier Hirsch[5]	6,228	36,532	n/a	n/a
Neil Hunt	29,433	18,400	n/a	n/a
Monika Ribar[6]	43,245	113,400	\$16.58 - \$38.93	2015 - 2018
Total Non-Executive Members of the Board of Directors:	10,241,576	361,932		
Executive Officers:				
Guerrino De Luca	164,018	1,040,000	\$7.83 - \$27.95	2015 - 2023
Bracken P. Darrell	71,288	2,222,000	\$8.03	2023
Vincent Pilette	165,806	370,000	n/a	n/a
Erik Bardman[7]	7,439	—	n/a	n/a
Marcel Stolk	22,506	397,000	\$7.83	2013
L. Joseph Sullivan	35,107	630,750	\$7.83 - \$30.09	2016 - 2023
Total Executive Officers	466,164	4,659,750		

(1) Each option provides the right to purchase one share at the exercise price. For executive officers, the options become exercisable over four years in equal annual installments from the date of grant. For non-executive Directors, the options become exercisable over three years in equal annual installments from the date of grant. Market-based options may become exercisable at the end of two years from the grant day upon meeting certain minimum share price performance criteria measured against market conditions. PRSUs granted to executive officers are market-based restricted stock units that may vest upon meeting certain minimum share price performance criteria measured against market conditions or at the end of two or three years from the grant date upon meeting certain minimum share price performance criteria measured against market conditions. RSUs granted to executive officers are time-based restricted stock units that vest in four equal annual installments from the date of grant. RSUs granted to non-executive Directors vest in one installment, except as noted for Mr. De Luca and Mr. Pilette on August 31 following the grant date anniversary.

(2) The number of shares held includes (a) 53,000 shares held by a charitable foundation, of which Mr. Daniel Borel and other members of his family are board members and (b) 6,500 shares held by Mr. Borel's spouse. Mr. Borel has not entered into any written shareholders' agreements.

(3) Mr. Chang did not stand for re-election as a director at the Annual General Meeting in September 2013. Shares held as of August 15, 2014, the last date as of which the Company had information with respect to shares held by Mr. Chang.

(4) The exercise price of the option as granted to Ms. Sally Davis is CHF 34.45. The U.S. dollar exercise price shown is based on the Swiss franc to U.S. dollar conversion rate on the trading day immediately preceding the grant date. The U.S. dollar exercise price as of March 31, 2014 was \$38.93.

Note 17 — Other Disclosures Required by Swiss Law (Continued)

(5) Mr. Didier □irsch was first elected as a director at the Annual General Meeting in September 2012.

(6) The two option grants to Ms. Monika Ribar have exercise prices of C□F 14.68 and C□F 34.45. The □.S. dollar exercise prices are based on the Swiss franc to □.S. dollar conversion rate on the trading day immediately preceding the grant dates. The □.S. dollar exercise prices as of March 31, 2014 were $16.58 and $38.93.

(7) Mr. □rik Bardman resigned as an executive officer of the Company in April 2013.

Risk Assessment

At a company-wide level, □ogitech's internal audit function coordinates management's risk assessment process, which encompasses financial and operational risks, and reports to senior management and to the Audit Committee of the Board of Directors. Material risks are assessed and discussed by the Board of Directors. Financial risk assessment and management is integrated into the functions of the Company's Treasury, Finance and Business divisions operations, with oversight from the executive and treasury committees. Financial reporting risk is addressed through the Company's Corporate Accounting, Financial Reporting and SO□ Compliance operations and processes. Operational risk assessment and management is integrated into the functions of the Company's Business divisions, with support from speciali□ed departments such as □uality, Supply Chain, □egal and Finance. Material financial and financial reporting risks are reported to and reviewed with the Audit Committee and the Board of Directors as appropriate, and material operational risks are reported to and reviewed with the Board of Directors.

LOGITECH INTERNATIONAL S.A., APPLES

SWISS STATUTORY FINANCIAL STATEMENTS

LOGITECH INTERNATIONAL S.A., APPLES

SWISS STATUTORY FINANCIAL STATEMENTS

TABLE OF CONTENTS

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LOGITECH INTERNATIONAL S.A., APPLES

SWISS STATUTORY BALANCE SHEETS (unconsolidated)
(In thousands of Swiss francs)

	March 31, 2014	March 31, 2013
ASSETS		
Current assets:		
Cash	CHF 94,840	CHF 45,348
Short-term bank deposits	143,090	42,380
Accrued interest and other receivables	1,128	765
Advances to and amounts receivable from group companies	187	—
Total current assets	239,245	88,493
Long-term assets:		
Other long-term assets	—	476
Investments in subsidiaries	507,968	515,868
Loans to subsidiaries	222,152	253,177
Treasury shares	104,807	172,391
Provision on treasury shares	(16,927)	(83,301)
Total long-term assets	818,000	858,611
Total assets	CHF 1,057,245	CHF 947,104
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Payables to group companies	—	43,302
Accruals and other liabilities	3,430	4,693
Total current liabilities	3,430	47,995
Long-term liabilities:		
Deferred unrealized exchange gains	6,103	8,815
Payables to group companies	430,246	309,179
Total liabilities	439,779	365,989
Shareholders' equity:		
Share capital	43,277	43,277
Legal reserves:		
General reserve		
- Reserve from capital contribution	1,265	1,265
- Other general reserves	9,580	9,580
Reserve for treasury shares		
- Other general reserves for treasury shares	104,807	172,391
Total legal reserves	115,652	183,236
Unappropriated retained earnings	458,537	354,602
Total shareholders' equity	617,466	581,115
Total liabilities and shareholders' equity	CHF 1,057,245	CHF 947,104

The accompanying notes are an integral part of these financial statements.

LOGITECH INTERNATIONAL S.A., APPLES

SWISS STATUTORY STATEMENTS OF INCOME (unconsolidated)
(In thousands of Swiss francs)

	Year ended March 31, 2014	Year ended March 31, 2013
Dividend income	CHF 70,063	CHF 40,408
Royalty fees	21,408	21,319
Interest income from third parties	258	282
Interest income from subsidiaries	9,847	10,570
	101,576	72,579
Administrative expenses	5,684	5,234
Brand development expenses	15,977	20,524
Interest paid to subsidiaries	11,794	9,612
Royalty	—	175
Income, capital and non-recoverable withholding taxes	(291)	2,334
(Gain)/loss on treasury shares	(13,814)	18,051
(Gain)/loss on long-term investments	343	2,922
Realized exchange (gains)/losses, net	(44)	97
Loss on liquidation of subsidiary entities	9,973	—
Other expenses	1,890	1,226
	31,512	60,175
Net income	CHF 70,064	CHF 12,404

The accompanying notes are an integral part of these financial statements.

LOGITECH INTERNATIONAL S.A., APPLES

NOTES TO SWISS STATUTORY FINANCIAL STATEMENTS

Note 1 — Basis of Presentation:

The Swiss statutory financial statements of Logitech International S.A. ("the Holding Company") are prepared in accordance with the provisions of the Swiss Code of Obligations applicable prior to the changes introduced on 1 January 2013, in accordance with the transitional provisions of the new accounting law. The financial statements present the financial position and results of operations of the Holding Company on a standalone basis and do not represent the consolidated financial position of the Holding Company and its subsidiaries.

Note 2 — Contingent Liabilities:

The Holding Company issued guarantees to various banks for CHF 54,482,301 and CHF 10,476,000 at March 31, 2014 and March 31, 2013 for lines of credit available to its subsidiaries. At March 31, 2013 the credit line facilities were not drawn down.

The Holding Company has guaranteed payment of the purchase obligations of various subsidiaries from certain component suppliers. These guarantees generally have an unlimited term. The maximum potential future payment under the guarantee arrangements is limited to CHF 26,548,673. At March 31, 2014, there were no purchase obligations outstanding for which the Holding Company was required to guarantee payment.

Note 3 — Financing Arrangements:

In December 2011, the Holding Company entered into a Senior Revolving Credit Facility Agreement with a group of primarily Swiss banks that provides for a revolving multicurrency unsecured credit facility in an amount of up to $250 million. The Holding Company may, upon notice to the lenders and subject to certain requirements, arrange with existing or new lenders to provide up to an aggregate of $150 million in additional commitments, for a total of $400 million of unsecured revolving credit. The credit facility may be used for working capital, general corporate purposes, and acquisitions. There were no outstanding borrowings under the credit facility at March 31, 2014 or 2013. In December 2013, given the significant improvement in our financial performance and outlook, we chose to terminate this Credit Facility and wrote-off $1.0 million of capitalized deferred loan fees. There were no outstanding borrowings at the time of termination.

Note 4 — Investments:

Principal operating subsidiaries include the following:

Company	Country	% of possession	Currency	Share capital	Purpose
Logitech Europe S.A.	Switzerland	100	CHF	100,000	Administration, research, development, sales and distribution
Logitech Inc	U.S.A	100	USD	11,522,396	Administration, research, development, sales and distribution
Logitech Technology (Suzhou) Co., Ltd	People's Republic of China	100	USD	22,000,000	Manufacturing

All subsidiaries are directly or indirectly 100% owned by the Holding Company.

Note 5 — Treasury Shares:

During fiscal years 2013 and 2014, repurchases of and issuances from the Holding Company's treasury shares were as follows (total cost in thousands):

	Number of shares	Total cost (in thousands)
Held by the Holding Company at March 31, 2012	27,173,339	CHF 333,445
Additions	8,600,000	83,211
Disposals	(21,917,903)	(244,265)
Held by the Holding Company at March 31, 2013	13,855,436	172,391
Additions	—	—
Disposals	(3,648,986)	(67,584)
Held by the Holding Company at March 31, 2014	10,206,450	104,807

In March 2014, the Company's Board of Directors approved the 2014 share buyback program, which authorizes the Company to use up to $250 million to purchase its own shares. The Company's share buyback program is expected to be completed in three years. Shares may be repurchased from time to time on the open market, through block trades or otherwise. Purchases may be started or stopped at any time without prior notice depending on market conditions and other factors.

In September 2008, the Board of Directors approved a share buyback program which authorizes the Holding Company to invest up to USD 250,000,000 to purchase its own shares. In November 2011, the Company received approval from the Swiss regulatory authorities for an amendment to the September 2008 share buyback program to enable future repurchases of shares for cancellation, up to a total of 28.5 million shares. As of March 31, 2013, the Holding Company had repurchased 7,609,412 registered shares for approximately USD 73,134,017, including transaction costs, under the September 2008 program and 18,500,000 registered shares for approximately CHF 158,748,716, including transaction costs, under the amended September 2008 program. In August 2013, the September 2008 share buyback and September 2008 - amended share buyback programs expired.

Treasury shares are recorded as a long-term asset at the lower of cost or market value. The disposal of treasury shares during the period was to the Holding Company's directors and employees under the Holding Company's share option and share purchase plans. The gain or loss on the disposal of repurchased treasury shares is recorded in the statement of income.

Note 6 — Authorized and Conditional Share Capital Increases:

Conditional capital

In September 2008, the Company's shareholders approved an amendment to the Company's Articles of Incorporation to reserve conditional capital of 25,000,000 shares for potential issuance on the exercise of rights granted under the Company's employee equity incentive plans. The shareholders also approved the creation of conditional capital representing the issuance of up to 25,000,000 shares to cover any conversion rights under a future convertible bond issuance. This conditional capital was created in order to provide financing flexibility for future expansion, investments or acquisitions.

As of March 31, 2014, none of the aforementioned conditional registered shares had been issued. During fiscal years 2014 and 2013, all employee equity incentive commitments were satisfied from treasury shares held by the Holding Company. A description of the employee equity incentive commitments still outstanding is presented in the consolidated financial statements of Logitech International S.A.

Note 7 — Significant Shareholders:

The Holding Company's share capital consists of registered shares. To the knowledge of the Company, the beneficial owners holding more than 3% of the voting rights of the Company as of March 31, 2014 were as follows:

Name	Number of Shares[1]	% of Voting Rights[2]	Relevant Date
Daniel Borel[3]	9,801,343	5.7%	March 31, 2014
Morgan Stanley, The Corporation Trust Company[4]	9,522,278	5.5%	January 24, 2014
Marathon Asset Management LLP[5]	5,358,296	3.1%	April 5, 2013
Macquarie Group Limited[6]	5,243,857	3.0%	December 13, 2013

(1) Financial instruments other than shares are not taken into consideration for the calculation of the relevant shareholdings.

(2) Shareholdings are calculated based on the aggregate number of voting rights entered into the Swiss commercial register. This aggregate number was 173,106,620 voting rights as of March 31, 2014.

(3) The number of shares held includes (a) 53,000 shares held by a charitable foundation, of which Mr. Borel and other members of his family are board members and (b) 6,500 shares held by Mr. Borel's spouse. Mr. Borel has not entered into any written shareholders' agreements.

(4) The number of shares held by Morgan Stanley, The Corporation Trust Company through its indirect subsidiaries is based on a notification filed with the SIX Exchange Regulation on February 4, 2014.

(5) The number of shares held by Marathon Asset Management LLP is based on a notification filed with the SIX Exchange Regulation on April 11, 2013.

(6) The number of shares held by Macquarie Funds Limited through its indirect subsidiaries is based on a notification filed with the SIX Exchange Regulation on December 28, 2013.

The Swiss Federal Act on Stock Exchanges and Securities Trading of March 24, 1995 ("SESTA") requires shareholders who own voting rights exceeding certain percentage thresholds of a company incorporated in Switzerland whose shares are listed on a stock exchange in Switzerland to notify the company and the relevant Swiss exchange of such holdings. Following receipt of this notification, the company is required to inform the public in Switzerland.

Note 8 — Movements on Retained Earnings:

During fiscal years 2014 and 2013, movements on retained earnings were as follows (in thousands):

	Year ended March 31,	
	2014	2013
Retained earnings at the beginning of the year	CHF 354,602	CHF 460,919
Net release from (attribution to) reserve for treasury shares	67,584	(109,141)
Allocation to other general reserves	—	(9,580)
Dividend Paid	(33,713)	—
Net income for the year	70,064	12,404
Retained earnings at the disposal of the Annual General Assembly	CHF 458,537	CHF 354,602

LOGITECH INTERNATIONAL S.A., APPLES

NOTES TO SWISS STATUTORY FINANCIAL STATEMENTS (continued)

Note 9 — Compensation and Security Ownership of Board Members and Executive Officers:

In accordance with the Swiss Code of Obligations, the compensation and security ownership of members of the Board of Directors of Logitech International S.A. and of Logitech executive officers is presented in the consolidated financial statements of Logitech International S.A.

Note 10 — Risk Assessment:

A discussion of the Holding Company's risk assessment is included in Note 17 - Other Disclosures Required by Swiss Law in the consolidated financial statements of Logitech International S.A.

PROPOSAL OF THE BOARD OF DIRECTORS FOR APPROPRIATION OF RETAINED EARNINGS

Proposal of the Board of Directors for appropriation of retained earnings was as follows during fiscal year 2014 (in thousands):

	Year ended March 31, 2014
Retained earnings available at end of fiscal year 2014	CHF 458,537
Proposed dividend[1]	CHF (42,761)
Balance of retained earnings to be carried forward	CHF 415,776

(1) The board of directors proposes distribution of gross dividend of CHF 0.2625 per share, or an aggregate of CHF42,761,295. This calculation estimate is based on 162,900,170 shares outstanding, net of treasury shares, as of March 31, 2014

Report of the statutory auditor
to the General Meeting of
Logitech International S.A.
Apples

Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the financial statements of Logitech International S.A., which comprise the balance sheet, income statement and notes, for the year ended 31 March 2014.

Board of Directors' responsibility

The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements for the year ended 31 March 2014 comply with Swiss law and the company's articles of incorporation.

PricewaterhouseCoopers SA, avenue C.-F. Ramuz 45, case postale, CH-1001 Lausanne, Switzerland
Téléphone: +41 58 792 81 00, Téléfax: +41 58 792 81 10, www.pwc.ch

Report on other legal requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence for the year ended 31 March 2014. However, subsequent to 31 March 2014, we provided certain services which we now believe will impact our independence from August 2014 onwards; as a consequence, we will not stand for re-election as statutory auditors for the financial year ending 31 March 2015.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We further confirm that the proposed appropriation of available earnings complies with Swiss law and the company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

Further, we refer to the fact that, contrary to the provisions of article 699 para. 2 CO, an ordinary General Meeting was not convened within six months of the end of the financial year.

PricewaterhouseCoopers SA

Michael Foley
Audit expert
Auditor in charge

Filippos Mintiloglitis
Audit expert

Lausanne, 17 November 2014

Logitech®

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